SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Translation of registrant’s name into English)

Trintech Group PLC

Block C, Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Company contact is:

Joseph Seery

Block C, Central Park

Leopardstown

Dublin 18, Ireland

Tel: +353 1 293 9840

Fax: +353 1 293 9841

Email: joseph.seery@trintech.com

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Trintech Group PLC

Form 6-K

On November 5, 2010, Trintech Group PLC posted a circular to its shareholders which recommended the acquisition for cash of the Company by Cerasus II Limited by means of a scheme of arrangement under Section 201 of the Companies Act 1963 of Ireland.

Shareholders and ADS holders will receive the circular, which is included as exhibit 99.11 attached hereto and incorporated herein by this reference, relating to the scheme of arrangement and containing notice of the Court Meeting and Extraordinary General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ Joseph Seery
Joseph Seery
Vice President Finance, Group

Dated: November 5, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.11	Circular recommending the acquisition for cash of Trintech Group PLC by Cerasus II Limited by means of a scheme of arrangement, dated November 2, 2010

Exhibit 99.11

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you are recommended to immediately seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional financial advisor who, if you are taking advice in Ireland, is authorised or exempted under the Investment Intermediaries Act 1995 of Ireland or the European Communities (Markets in Financial Instruments) Regulations (Nos. 1-3) 2007 of Ireland (as amended).

If you have sold or otherwise transferred all of your Trintech ADSs and/or Trintech Shares please send this document and the accompanying documents at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your Trintech ADSs and/or Trintech Shares you should immediately consult the stockbroker, bank or other agent through whom the sale or transfer was effected. Such documents should, however, not be distributed, forwarded or transmitted in or into or from any Restricted Jurisdiction.

This document should be read as a whole. Your attention is drawn to the letter from Cyril P. McGuire, Chairman of the Board and Chief Executive Officer of Trintech, in Part I (Letter of Recommendation from the Board of Trintech) of this document, which contains a unanimous recommendation from the Board of Trintech that you vote in favour of the resolutions to be proposed at the Court Meeting and the EGM. A statement explaining the Scheme appears in Part III (Explanatory Statement) of this document.

Notices convening the Court Meeting and the EGM, both of which will be held at Bewley’s Hotel, Central Park, Leopardstown, Dublin 18, Ireland on 29 November 2010, are set out in Part X (Notice of Court Meeting) and Part XI (Notice of Extraordinary General Meeting of Trintech Group Public Limited Company), respectively, of this document. The Court Meeting will start at 11.00 a.m. (Irish Standard Time) and the EGM will start at 11.30 a.m. (Irish Standard Time) (or, if earlier or later, as soon thereafter as the Court Meeting, convened for the same date and place, has concluded or been adjourned).

Record Date for Trintech Shareholders.    Holders of record of Trintech Shares on 2 November 2010, whose names are registered in the Register of Members of the Company will receive notice of the Court Meeting and EGM and any adjournments thereof; however, holders of Scheme Shares as of the Voting Record Time will be entitled to attend and vote at the Court Meeting and holders of Trintech Shares as of the Voting Record Time will be entitled to attend and vote at the EGM in respect of the number of Trintech Shares registered in their name at such time. During each week up to 25 November 2010, the Registrar and the Company will review the Register of Members of the Company and will mail to any new Trintech Shareholders a copy of this document together with the Forms of Proxy.

Record Date for Trintech ADS holders.    The Depositary has fixed 2 November 2010 as the record date for the determination of Trintech ADS holders entitled to receive notice of the Court Meeting and EGM or any adjournment or postponement thereof.

This document uses a number of defined terms, each of which is defined in Part IX (Definitions) of this document.

This document is dated 2 November 2010 and was first mailed to Trintech ADS holders and Trintech Shareholders on or about 5 November 2010.

RECOMMENDED ACQUISITION FOR CASH

OF

TRINTECH GROUP PUBLIC LIMITED COMPANY

BY

CERASUS II LIMITED BY MEANS OF A SCHEME OF ARRANGEMENT

UNDER SECTION 201 OF THE COMPANIES ACT 1963 OF IRELAND

Trintech ADS holders will find enclosed with this document the ADS Voting Instruction Card. Trintech ADS holders are asked to submit their ADS Voting Instruction Card either through the Internet or by telephone or complete the enclosed ADS Voting Instruction Card in accordance with the instructions printed on the card and return it by post as soon as possible but in any event so as to be received by the Depositary, at Trintech Group PLC, P.O. Box 8016, Cary, NC 27512-9903, by 23 November 2010. If the ADS Voting Instruction Card for the Meetings is not received by 23 November 2010, the Depositary will not vote your Trintech ADSs.

Trintech Shareholders will find enclosed with this document Forms of Proxy for the Meetings. Whether or not Trintech Shareholders wish to attend the Meetings, they are asked to complete the enclosed Forms of Proxy in accordance with the instructions printed on the forms and return them either by post, by hand or by fax as soon as possible but in any event so as to be received by Trintech’s Registrar, Capita Registrars (Ireland) Limited, not less than 48 hours before the relevant Meeting. If returning the Forms of Proxy by fax, please send the fax to (01) 8102422 (if dialling within Ireland) or +353 1 810 2422 (if dialling from outside Ireland). If the Form of Proxy for the Court Meeting is not lodged by the relevant time, it may be handed to the Chairman of the Court Meeting before the start of the Court Meeting.

The directors of Trintech accept responsibility for the information contained in this document, other than that relating to the Cerasus Group, their respective associates and the directors of Cerasus and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Trintech (who have taken all reasonable care to ensure such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Cerasus Directors and the Spectrum Equity Investors Directors accept responsibility for the information contained in this document relating to the Cerasus Group and the Cerasus Directors and the Spectrum Equity Investors Directors and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the Cerasus Directors and the Spectrum Equity Investors Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

William Blair & Company, L.L.C, which is regulated under the laws of the United States, is acting exclusively for Trintech and no one else in connection with the Acquisition and will not be responsible to anyone other than Trintech for providing the protections afforded to clients of William Blair & Company, L.L.C or for providing advice in relation to the Acquisition, the contents of this document or any transaction or arrangement referred to herein.

Goodbody Corporate Finance, which is regulated by the Central Bank, is acting exclusively for the Cerasus Group and no one else in connection with the Acquisition and will not be responsible to anyone other than the Cerasus Group for providing the protections afforded to clients of Goodbody Corporate Finance or for providing advice in relation to the Acquisition, the contents of this document or any transaction or arrangement referred to herein.

Wilson Sonsini Goodrich & Rosati, Professional Corporation and A&L Goodbody are acting as legal advisors to the Board of Trintech.

Latham & Watkins LLP and Maples and Calder are acting as legal advisors to the Cerasus Group.

This document does not constitute an offer to purchase, sell, subscribe for or exchange or the solicitation of an offer to purchase, sell, subscribe for or exchange any securities in any jurisdiction pursuant to the Acquisition or otherwise.

The distribution of this document in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this document and all other documents relating to the Acquisition are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction.

Any action taken in relation to the Acquisition should be taken only on the basis of all of the information contained in this document and any other document by which the Acquisition and Scheme are made.

If you are a Trintech ADS holder and have any questions relating to this document or how to complete and return the ADS Voting Instruction Card, please call Trintech’s Depositary and Information Agent, The Bank of New York Mellon, at 1.866.353.4787 (if calling within the United States) or at +1.866.353.4787 (if calling from outside the United States) between 9.00 a.m. and 5.00 p.m. (United States Eastern Time) on any Business Day. If calling from outside the United States, please call collect. The Depositary cannot provide advice on the benefits of the Acquisition or the Scheme or recommend how you vote or give any financial or tax advice.

If you are a Trintech Shareholder and have any questions relating to this document or how to complete and return the Forms of Proxy, please call Trintech’s Registrar, Capita Registrars (Ireland) Limited at (01) 8102400 (if calling within Ireland) or at +353 1 810 2400 (if calling from outside Ireland) between 9.00 a.m. and 5.00 p.m. (Irish Standard Time) on any Business Day. Trintech’s Registrar cannot provide advice on the benefits of the Scheme or the Acquisition or recommend how you vote or give any financial advice or tax advice.

Any Person who is interested in one per cent. or more of Trintech Shares may have disclosure obligations under Rule 8.3 of the Irish Takeover Rules, effective from the date of the commencement of the Offer Period.

The attention of Trintech ADS holders and Trintech Shareholders (as the case may be), who are resident in, or citizens of, Restricted Jurisdictions, is drawn to paragraph 11 in Part III (Explanatory Statement) of this document.

Information concerning forward-looking statements

This document includes information that constitutes forward-looking statements made pursuant to the safe harbour provision of the Private Securities Litigation Reform Act of 1995. Statements in this document regarding the proposed transaction between Cerasus and Trintech, the expected timetable for completing the transaction, the expected benefits and costs of the transaction, the plans, strategies and objectives of management for future operations, the profit forecast and assumptions underlying such forecast as set forth in Part VII of this document (Financial Information Relating to Trintech—Profit Forecast and Supplemental Disclosure) and any other statements about Cerasus’ and Trintech’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from those indicated by such forward-looking statements. Factors that could cause or contribute to such differences include competitive pressures, changes in customer demands or industry standards, adverse economic conditions, loss of key personnel or litigation relating to the proposed transaction the effect of the announcement of the proposed transaction on Trintech’s business relationships, operating results and business generally, the ability of the parties to consummate the proposed transaction, satisfaction of closing conditions precedent to the consummation of the proposed transactions, the ability of Cerasus to successfully integrate Trintech’s operations and employees, the ability to realise anticipated benefits of the proposed transaction and other risk factors disclosed under the heading “Factors That May Affect Future Results” in Trintech’s results of operations for the quarterly period ended 31 July 2010, as set forth in a Report on Form 6-K, as filed with the Securities and Exchange Commission on 15 September 2010. The forward-looking statements provided by Cerasus and Trintech in this document represent the views of Cerasus and Trintech, respectively, as of the date of this document. Cerasus and Trintech anticipate that subsequent events and developments may cause their views to change. However, while Cerasus and Trintech may elect to update these forward-looking statements at some point in the future, Cerasus and Trintech specifically disclaim any obligation to do so except as otherwise provided by applicable law. These forward-looking statements should not be relied upon as representing Cerasus’s or Trintech’s views as of any date subsequent to the date of this document.

i

ii

QUESTIONS AND ANSWERS ABOUT THE ACQUISITION, THE SCHEME OF ARRANGEMENT, THE COURT MEETING, THE EXTRAORDINARY GENERAL MEETING AND THE COURT HEARING

The following questions and answers are provided for your convenience, and briefly address some commonly asked questions about the Acquisition, the Scheme of Arrangement, the Court Meeting, the Extraordinary General Meeting, and the Court Hearing. These questions and answers may not address all questions that may be important to you as a Trintech ADS holder or a Trintech Shareholder. You should still carefully read this entire document, including each of the annexes attached to this document.

Overview

Q1:	What is the proposed transaction?

A:	Cerasus proposes to acquire Trintech for $6.60 in cash per Trintech ADS (representing $3.30 in cash per Trintech Share). As further described below, the transaction is proposed to be structured as a scheme of arrangement under Irish law, under which Cerasus will acquire all of the outstanding Trintech Shares and Trintech ADSs. The Board of Trintech unanimously recommends that Trintech ADS holders and Trintech Shareholders vote in favour of the acquisition of Trintech by Cerasus and the Scheme of Arrangement, as the members of the Trintech Board who are Trintech Securityholders have irrevocably undertaken (subject to certain exceptions) to do in respect of their own beneficial holdings which represent approximately 24.1 per cent. of the issued share capital of Trintech.

Q2:	Why is there a different price for Trintech ADSs and Trintech Shares?

A:	Each Trintech ADS represents two Trintech Shares. Accordingly the offer of $6.60 per Trintech ADS is equivalent to $3.30 per Trintech Share.

Q3:	How do I vote in favour of the proposed transaction?

A:	If you hold Trintech ADSs, you should complete and sign the ADS Voting Instruction Card by following the instructions appearing below in this document or on your ADS Voting Instruction Card.

If you are a direct shareholder of Trintech, then you should complete and sign two Forms of Proxy—both the White Form of Proxy and the Blue Form of Proxy, in each case by following the instructions appearing in the answers to Q15 and Q16 below. It is very important that you understand that you will need to complete both Forms of Proxy in order to vote in favour of the Acquisition. There are two Forms of Proxy in this transaction because Irish law requires that there are two separate shareholder meetings, the Court Meeting and the Extraordinary General Meeting. Affiliates of the Cerasus Group are not eligible to vote at the Court Meeting because they are not Scheme Shareholders, but will to the extent they are Trintech Securityholders be able to vote at the Extraordinary General Meeting.

Q4:	What is the difference between a Scheme Shareholder and a Trintech Shareholder?

A:	Whether a holder of Trintech Shares is a Scheme Shareholder or a Trintech Shareholder depends on who holds the Trintech Shares in question and when the shares were issued by Trintech. For example, Trintech Shares held by Affiliates of the Cerasus Group are not Scheme Shares and will not be cancelled or transferred pursuant to the Scheme. Any holder of Trintech Shares outstanding on the date of this document other than Trintech Shares held by Affiliates of the Cerasus Group will be a Scheme Shareholder. In addition, Trintech Shares issued after the Scheme Record Time do not constitute Scheme Shares. It is expected that the only Trintech Shares issued after the Scheme Record Time will be Trintech Shares issued pursuant to the exercise of options granted under the Trintech Share Option Plans and Trintech Shares issued pursuant to the exercise of purchase rights under the Trintech Employee Share Purchase Plan, and this is explained further in paragraph 9 in Part I (Letter of Recommendation from the Board of Trintech) of this document.

Q5:	What is a “scheme of arrangement”?

A:	A “scheme of arrangement” is an Irish transaction structure that is similar in effect to a “merger” in the United States. If the Scheme of Arrangement becomes effective, then:

•	Cerasus will pay $3.30 in cash per Trintech Share to each Scheme Shareholder (representing $6.60 in cash per Trintech ADS);

•	all outstanding Scheme Shares (i.e., Trintech Shares held by Scheme Shareholders) will either be cancelled or transferred to Cerasus;

•	Trintech will issue New Trintech Shares to Cerasus in place of the Cancellation Shares, so that Trintech becomes a wholly owned subsidiary of Cerasus; and

•	the Scheme will be binding on all Trintech Shareholders, whether or not they voted in support of the Scheme.

The Court Hearing, the Court Meeting and the Extraordinary General Meeting

Q6:	What are the Court Hearing and the Court Meeting?

A:	In order for the Scheme to become effective, the sanction of the Scheme by the High Court at a hearing is required. This hearing is referred to as the Court Hearing. Subject to the approval of the resolutions proposed at the Meetings, the Court Hearing will take place on or about 17 December 2010.

In addition, prior to the sanction of the High Court, and in order for the Scheme to become effective, the approval of the Scheme by the Scheme Shareholders is required. This approval is obtained at a shareholder meeting referred to as the Court Meeting. The purpose of the Court Meeting is to allow the High Court to ascertain whether Scheme Shareholders are in favour of the Scheme. All Trintech Shareholders other than Affiliates of the Cerasus Group are Scheme Shareholders. The Court Meeting will be held at 11.00 a.m. (Irish Standard Time) on 29 November 2010, and the Notice of the Court Meeting is set out in Part X (Notice of Court Meeting) of this document.

Q7:	What is the Extraordinary General Meeting?

A:	In addition to the approval of the Scheme at the Court Meeting, the Scheme cannot become effective unless a number of additional resolutions are approved at a second meeting of the Trintech Shareholders, which is referred to as the Extraordinary General Meeting. These resolutions are discussed in paragraph 4.2 of Part III (Explanatory Statement) of this document, and all serve to implement the Scheme and the Acquisition. The Extraordinary General Meeting will be held at 11.30 a.m. (Irish Standard Time) on 29 November 2010 or, if earlier or later, immediately after the conclusion or adjournment of the Court Meeting. The Notice of the Extraordinary General Meeting is set out on in Part XI (Notice of Extraordinary General Meeting of Trintech Group Public Limited Company) of this document.

Q8:	Why are there multiple shareholder meetings?

A:	Irish law requires that there are two separate shareholder meetings, the Court Meeting and the Extraordinary General Meeting. Affiliates of the Cerasus Group are not eligible to vote at the Court Meeting because they are not Scheme Shareholders, but they will, to the extent they are Trintech Securityholders, vote at the Extraordinary General Meeting. Both meetings are necessary to cause the Scheme to become effective.

Q9:	When and where is the Court Hearing?

A:	Subject to the approval of the resolutions proposed at the Meetings, the Court Hearing will be held at The Four Courts, Dublin, Ireland on or about 17 December 2010.

Q10:	When and where is the Court Meeting?

A:	The Court Meeting will be held at Bewley’s Hotel, Central Park, Leopardstown, Dublin 18, Ireland, on 29 November 2010, at 11.00 a.m. (Irish Standard Time).

Q11:	When and where is the Extraordinary General Meeting?

A:	The Extraordinary General Meeting will be held at Bewley’s Hotel, Central Park, Leopardstown, Dublin 18, Ireland, on 29 November 2010, at 11.30 a.m. (Irish Standard Time) or, if earlier or later, immediately after the conclusion or adjournment of the Court Meeting.

Q12:	Who is entitled to vote at the Court Meeting and the Extraordinary General Meeting?

A:	Only Scheme Shareholders will be entitled to vote at the Court Meeting and all Trintech Shareholders will be entitled to vote at the Extraordinary General Meeting. Trintech ADS holders will be represented at the Court Meeting and the Extraordinary General Meeting through the Depositary, who will vote the Trintech Shares to which Trintech ADSs relate as instructed by Trintech ADS holders through the ADS Voting Instruction Card.

Q13:	What vote is required at the Court Meeting?

A:	At the Court Meeting, the Scheme will be approved if a simple majority (more than 50 per cent.) in number of the Scheme Shareholders who vote (in person or by proxy), vote in favour of the Scheme and if Scheme Shares representing three-fourths (75 per cent.) or more in value of the total number of Scheme Shares voted at the Court Meeting are voted in favour of the Scheme.

In considering its approval of the Scheme, the High Court will consider whether there has been a sufficiently large (in the High Court’s judgment) number of Scheme Shares included in the vote in favour of the Scheme to fairly represent the opinion of Scheme Shareholders, in addition to whether the required majority (as described above) is obtained. As a result, it is important that as many votes as possible are cast at the Court Meeting.

Trintech urges Trintech ADS holders to complete, sign, date, and return the enclosed ADS Voting Instruction Card or to submit their ADS Voting Instruction Card via the Internet, by telephone or by post to ensure that the Depositary represents their Trintech ADSs and votes the corresponding Scheme Shares at the Court Meeting.

Trintech urges Scheme Shareholders to complete, sign, date, and return their White Form of Proxy to ensure the representation and voting of their Scheme Shares at the Court Meeting.

The failure to vote (by proxy or in person) will increase the likelihood of the Scheme being defeated at the Court Meeting and the Acquisition not proceeding.

Q14:	What vote is required at the Extraordinary General Meeting?

A:	At the Extraordinary General Meeting, the ordinary resolutions must be approved by a simple majority (more than 50 per cent.) of the votes cast and the special resolutions must be approved by not less than three-fourths (75 per cent.) of the votes cast.

Trintech urges Trintech ADS holders to complete, sign, date, and return the enclosed ADS Voting Instruction Card or to submit their ADS Voting Instruction Card via the Internet, by telephone or by post to ensure that the Depositary represents their Trintech ADSs and votes the corresponding Trintech Shares at the Extraordinary General Meeting.

Trintech urges Trintech Shareholders to complete, sign, date, and return the enclosed Blue Form of Proxy to ensure the representation and voting of their Trintech Shares at the Extraordinary General Meeting.

Q15:	How do I vote at the Court Meeting?

A:	For Trintech ADS holders:

Complete and sign the ADS Voting Instruction Card accompanying this document in accordance with the instructions printed thereon and return it to the Depositary at Trintech Group PLC, P.O. Box 8016, Cary, NC 27512-9903 as soon as possible but, in any event, by 23 November 2010. Alternatively, you may submit your ADS Voting Instruction Card via telephone by calling the number printed at the top of your ADS Voting Instruction Card or via the Internet by accessing the Depositary’s website at www.proxypush.com/TTPA. To dial in or log in please make sure that you have your ADS Voting Instruction Card available. If the ADS Voting Instruction Card for the Court Meeting is not received by 23 November 2010, the Depositary will not vote the Scheme Shares represented by your Trintech ADSs. It is important that, for the Court Meeting, as many votes as possible are cast (whether in person or by proxy) so that the High Court may be satisfied that there is a fair representation of Scheme Shareholder opinion. You are, therefore, strongly urged to complete, sign and return your ADS Voting Instruction Card as soon as possible to ensure that the Depositary votes the Scheme Shares represented by your Trintech ADSs at the Court Meeting.

For Scheme Shareholders:

Complete and sign the White Form of Proxy accompanying this document in accordance with the instructions printed thereon and return it to Trintech’s Registrar, Capita Registrars (Ireland) Limited, PO Box 7117, Dublin 2, Ireland (if delivered by post) or to Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand) as soon as possible but, in any event, so as to be received by post or, during normal business hours, by hand, by 11.00 a.m. (Irish Standard Time) on 27 November 2010. Forms of proxy may also be submitted by that time by fax at +353 18102422 or via the internet at www.capitaregistrars.ie. It is important that, for the Court Meeting, as many votes as possible are cast (whether in person or by proxy) so that the High Court may be satisfied that there is a fair representation of Scheme Shareholder opinion. You are, therefore, strongly urged to complete, sign and return your White Form of Proxy as soon as possible to Capita’s address above.

Q16:	How do I vote at the Extraordinary General Meeting?

A:	For Trintech ADS holders:

Complete and sign the ADS Voting Instruction Card accompanying this document in accordance with the instructions printed thereon and return it to the Depositary at Trintech Group PLC, P.O. Box 8016, Cary, NC 27512-9903 as soon as possible but, in any event, by 23 November 2010. Alternatively, you may submit your ADS Voting Instruction Card via telephone by calling the number printed at the top of your ADS Voting Instruction Card or via the Internet by accessing the Depositary’s website at www.proxypush.com/TTPA. To dial in or log in please make sure that you have your ADS Voting Instruction Card available.

For Trintech Shareholders:

Complete and sign the Blue Form of Proxy accompanying this document in accordance with the instructions printed thereon and return it to Capita Registrars (Ireland) Limited, PO Box 7117, Dublin 2, Ireland (if delivered by post) or to Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand) as soon as possible but, in any event, so as to be received by post or, during normal business hours, by hand, by 11.00 a.m. (Irish Standard Time) on 27 November 2010. Your proxy can also be submitted prior to that time by fax at +353 18102422 or via the internet at www.capitaregistrars.ie.

Q17:	If my Trintech ADSs or Trintech Shares are held in “street name” by my broker, will my broker vote my Trintech ADSs or Trintech Shares for me?

A:	Your broker will be permitted to vote your Trintech ADSs or Trintech Shares only if you instruct your broker how to vote. If you are a Trintech Shareholder (but not a Trintech ADS holder) and have previously provided your broker with absolute discretion to vote at all times on Trintech Shareholder votes, then your broker will be able to vote your Trintech Shares unless you instruct your broker otherwise. If your broker does not have absolute discretion to vote on your behalf, or if you are a Trintech ADS holder and you wish to instruct your broker to vote on your behalf, you should follow the procedures provided by your broker regarding the voting of your Trintech ADSs or Trintech Shares. If your broker does not have absolute discretion and you do not provide instructions to your broker to vote in favour of the Scheme, your Trintech ADSs or Trintech Shares (as the case may be) will not be voted, which will increase the likelihood of the Scheme being defeated and the Acquisition not proceeding.

Q18:	If I am a Trintech ADS holder, do I need to present my Trintech ADSs to the Depositary for cancellation and delivery of Trintech Shares in order to be able to vote in favour of the Scheme or to receive the Consideration?

A:	No, as a Trintech ADS holder you may vote in favour of the Scheme by completing and signing the ADS Voting Instruction Card and, if the Scheme is made effective, and you continue to hold your Trintech ADSs, you will receive the Consideration.

Q19:	May I vote in person?

A:	For Trintech ADS holders:

No. Trintech ADS holders will not be entitled to vote at or attend the Meetings or to be represented at the Court Hearing. However, Trintech ADS holders may instruct the Depositary how to vote such holders’ Trintech ADSs at the Meetings and the Depositary will vote in accordance with the instructions it receives. Details of how Trintech ADS holders can instruct the Depositary to vote at the Court Meeting and the Extraordinary General Meeting are contained in the enclosed ADS Voting Instruction Card.

Trintech ADS holders who wish to vote at or attend the Court Meeting and/or the Extraordinary General Meeting or to be represented at the Court Hearing should take steps to present their Trintech ADSs to the Depositary for cancellation and delivery of Trintech Shares so as to become holders of record of Trintech Shares prior to the relevant Voting Record Time for the Court Meeting or the Extraordinary General Meeting or prior to the Court Hearing (as the case may be).

For Scheme Shareholders and Trintech Shareholders:

Yes. If you are a holder of Scheme Shares you may attend the Court Meeting and vote your Scheme Shares in person. If you are a holder of Trintech Shares you may attend the Extraordinary General Meeting and vote your Trintech Shares in person. If you hold your Scheme Shares or Trintech Shares (as the case may be) in “street name,” you must provide a legal proxy executed by your bank or broker to vote your Scheme Shares or Trintech Shares in person at the Court Meeting and/or the Extraordinary General Meeting.

Q20:	What if I do not vote?

A:	The failure to vote in favour of the Scheme and the resolutions to be considered at the Extraordinary General Meeting (by proxy or in person) will increase the likelihood of the Scheme being defeated at the Court Meeting, the resolutions to be considered at the Extraordinary General Meeting not being approved and the Acquisition not proceeding. If the Scheme is defeated and the Acquisition does not proceed, you will not receive the Consideration of $3.30 in cash per Trintech Share (representing $6.60 in cash per Trintech ADS (without interest and less any applicable withholding taxes, and ADS cancellation fees of up to $0.05 per Trintech ADS, if applicable)) that is payable pursuant to the terms of the Acquisition. Your vote is important regardless of the number of Trintech ADSs or Trintech Shares that you own.

Q21:	Who is soliciting my proxy?

A:	Proxies are being solicited by the Board of Trintech. The Board of Trintech considers the terms of the Acquisition to be fair. The Board of Trintech unanimously recommends that Trintech ADS holders and Trintech Shareholders vote in favour of the Acquisition and Scheme.

Q22:	May holders of Trintech ADSs or Trintech Shares be represented at the Court Hearing?

A:	Trintech ADS holders will not be entitled to be represented at the Court Hearing. Trintech ADS holders who wish to be represented at the Court Hearing should take steps to present their Trintech ADSs to the Depositary for cancellation and delivery of Trintech Shares so as to become holders of record of Trintech Shares prior to the Court Hearing.

All Trintech Shareholders are entitled to be represented by counsel or a solicitor (at their own expense) to support or oppose the sanctioning of the Scheme at the Court Hearing.

Q23:	What should I do now?

A:	For Trintech ADS holders:

After carefully reading and considering the information contained in this document, please vote your Trintech ADSs by returning the enclosed ADS Voting Instruction Card to the Depositary or by submitting your ADS Voting Instruction Card via the Internet or by telephone or by post as described in Question 15 and Question 16 above.

Do not enclose or return your Trintech ADSs with your ADS Voting Instruction Card.

For Scheme Shareholders and Trintech Shareholders:

After carefully reading and considering the information contained in this document, please vote your Trintech Shares by returning the enclosed White Form of Proxy and Blue Form of Proxy to Trintech’s Registrar by post or by hand as described in Question 15 and Question 16 above. Trintech Shareholders may also attend the Court Meeting and/or the Extraordinary General Meeting and vote in person.

Do not enclose or return your share certificate(s) with your Forms of Proxy.

Q24:	When should I send in my ADS Voting Instruction Card or Forms of Proxy?

A:	Trintech ADS holders should complete, sign, date and return their ADS Voting Instruction Card as soon as possible, and in any event by 5.00 p.m. (US Eastern Time) on 23 November 2010, so that their Trintech ADSs will be voted at the Court Meeting and/or Extraordinary General Meeting.

Trintech Shareholders should complete, sign, date and return their Forms of Proxy as soon as possible, and in any event by 11.00 a.m. (Irish Standard Time) on 27 November 2010, so that their Trintech Shares will be voted at the Court Meeting and/or Extraordinary General Meeting.

Q25:	May I change my vote after I have mailed my signed ADS Voting Instruction Card and/or Forms of Proxy?

A:	For Trintech ADS holders:

Yes. Trintech ADS holders may change their vote at any time before 5.00 p.m. (US Eastern Time) on 23 November 2010. You may do this by sending a written, dated notice to the Depositary stating that you would like to revoke your voting instructions, which must be received by the Depositary by 5.00 p.m. (US Eastern Time) on 23 November 2010. If you have questions regarding your ADS Voting Instruction Card after you have returned it to the Depositary, you should contact the Depositary at the telephone number or address provided below.

For Scheme Shareholders and Trintech Shareholders:

Scheme Shareholders may change their vote at any time before the start of the Court Meeting in the case of the White Form of Proxy and Trintech Shareholders may change their vote at any time up to 11.30 a.m. (Irish Standard Time) on 27 November 2010 in the case of the Blue Form of Proxy for the Extraordinary General Meeting. You may do this in one of three ways. First, you may send a written, dated notice to the Registrar of Trintech stating that you would like to revoke your proxy. Second, you may complete, sign, date and submit a new Form of Proxy. Third, you may attend the Court Meeting and/or the Extraordinary General Meeting and vote in person. Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your Trintech Shares, you must follow the directions received from your broker relating to changing those instructions.

If you have questions regarding your Forms of Proxy after you have returned them to the Registrar, you should contact the Registrar at the address provided further below.

The Acquisition and the Scheme of Arrangement

Q26:	What is the Scheme of Arrangement?

A:	The Scheme of Arrangement is an arrangement made between Trintech and the Scheme Shareholders under Irish law and is subject to the approval of the High Court. If the Scheme of Arrangement becomes effective, all Scheme Shares currently held by Scheme Shareholders will be cancelled or transferred to Cerasus. Trintech will then issue New Trintech Shares to Cerasus in place of the Scheme Shares cancelled pursuant to the Scheme of Arrangement and Cerasus will pay $3.30 per Trintech Share in cash to the former Scheme Shareholders. As a result of these arrangements, Trintech will become a wholly owned subsidiary of Cerasus.

Q27:	What will I receive in the Acquisition and how do I receive it?

A:	For Trintech ADS holders:

As a Trintech ADS holder, you will receive $6.60 in cash (without interest and less any applicable withholding taxes, and ADS cancellation fees of up to $0.05 per Trintech ADS, if applicable) for each Trintech ADS that you own. For example, if you own 100 Trintech ADSs, promptly after the Scheme becoming effective, you will receive $660.00 in cash (without interest and less any applicable withholding taxes, and ADS cancellation fees of up to $0.05 per Trintech ADS, if applicable).

Holders of Trintech ADSs will be required to surrender their Trintech ADSs in order to receive their entitlements under the Scheme. Following the Scheme becoming effective, the Bank of New York Mellon, as Depositary, will mail a notice to registered holders of Trintech ADSs regarding the mechanics of the exchange of their existing ADSs. Instructions for the exchange of Trintech ADS certificates will be set out in the letter of transmittal. If you hold your Trintech ADSs indirectly, you must rely on the procedures of the bank, broker or financial intermediary through which you hold your Trintech ADSs.

The Trintech Shares underlying the Trintech ADSs will be cancelled and the American Depositary Receipts evidencing the Trintech ADSs will be required to be surrendered to the Depositary in order for the holders thereof to receive their entitlements under the Scheme (without interest and less any withholding taxes and ADS cancellation fees of up to $0.05 per Trintech ADS, if applicable).

For Trintech Shareholders

As a Trintech Shareholder, you will receive $3.30 in cash (without interest and less any applicable withholding taxes) for each Trintech Share that you own. For example, if you own 100 Trintech Shares, you will receive $330.00 in cash (without interest and less any applicable withholding taxes).

Trintech Shareholders will receive their Consideration within 14 days of the Effective Date by post at the registered address held by the Registrar in respect of each Trintech Shareholder.

Q28:	What rights do I have if I oppose the Acquisition and the Scheme of Arrangement?

A:	For Trintech ADS holders:

You can vote against approval of the Scheme by completing, signing, dating and returning your ADS Voting Instruction Card or by submitting your ADS Voting Instruction Card via the Internet, by telephone or by post to the Depositary for the Court Meeting and/or the Extraordinary General Meeting.

For Scheme Shareholders and Trintech Shareholders:

You can vote against approval of the Scheme by completing, signing, dating and returning your Forms of Proxy or voting in person at the Court Meeting and/or the Extraordinary General Meeting. Each Trintech Shareholder is entitled to be represented by counsel or a solicitor (at their own expense) at the Court Hearing to support or oppose the sanctioning of the Scheme.

Q29:	Am I entitled to appraisal rights in connection with the Scheme?

A:	If the Scheme Shareholders approve the Scheme and the High Court sanctions the Scheme, then, subject to the Scheme becoming effective in accordance with its terms, the Scheme will be binding on all Trintech Shareholders, including those Scheme Shareholders who did not vote or who voted against it at the Court Meeting. If the Scheme Shareholders approve the Scheme and the High Court sanctions the Scheme, no Trintech Shareholder will have “dissenters” or “appraisal” rights under Irish law, or otherwise have any right to seek a court appraisal of the value of Trintech Shares. If the Scheme becomes effective, all Trintech ADS holders (other than Affiliates of the Cerasus Group) will receive $6.60 per Trintech ADS (without interest and less any applicable withholding taxes, and ADS cancellation fees of up to $0.05 per Trintech ADS, if applicable) and all Trintech Shareholders (other than Affiliates of the Cerasus Group) will receive $3.30 per Trintech Share (without interest and less any applicable withholding taxes).

Q30:	If the Acquisition is consummated, when can I expect to receive the Consideration for my Trintech Shares?

A:	After the Scheme becomes effective, the Depositary will, upon certain procedures being followed, forward to each Trintech ADS holder the consideration to which they are entitled under the terms of the Scheme. After the Scheme becomes effective, Trintech Shareholders will receive the Consideration to which they are entitled under the terms of the Scheme within 14 days of the Effective Date. For more information on the details related to the payment of the Consideration, please see paragraph 10.1 of Part III (Explanatory Statement) of this document if you are a Trintech Shareholder or paragraph 12 of Part III (Explanatory Statement) of this document if you are a Trintech ADS Holder.

Q31:	Why is the Board of Trintech recommending the Acquisition?

A:	The Board of Trintech, which has been advised by William Blair, considers the terms of the Acquisition to be fair and unanimously recommends that all Trintech ADS holders and Trintech Shareholders vote in favour of the Acquisition and the Scheme at both the Court Meeting and the Extraordinary General Meeting, as the directors of Trintech who are Trintech Securityholders intend to do in respect of their own beneficial holdings, which represent approximately 24.1 per cent. of the issued share capital of Trintech. To review the Board’s reasons for recommending the Acquisition, see paragraph 4 of Part I (Letter of Recommendation from the Board of Trintech) of this document entitled “Background to and Reasons For Recommending the Acquisition.”

Q32:	What are the tax consequences of the Acquisition to me?

A:	Your receipt of the Consideration will be a taxable transaction for US federal income tax and Irish CGT purposes. For a more detailed explanation of the tax consequences, see paragraphs 9 and 10 of Part VIII (Additional Information) of this document entitled “Irish Taxation” and “US Federal Income Tax Consequences,” respectively. Your tax consequences will depend on your personal situation. You should consult your personal tax advisors for a full explanation of the tax consequences of the Scheme to you.

Q33:	When does the Board of Trintech expect the Acquisition to be consummated?

A:	Trintech is working towards consummating the Acquisition as quickly as possible. Trintech currently expects the Acquisition and the Scheme to become effective by 31 December 2010. Trintech cannot, however, require Cerasus to proceed with the Scheme until all of the Conditions described in paragraph 3 of Part I (Letter of Recommendation from the Board of Trintech) and set out in full in Part V (Conditions of the Acquisition and the Scheme) are waived or satisfied at or prior to the Effective Date in accordance with their respective terms, including the approval of the Scheme at the Court Meeting and the Extraordinary General Meeting. The Scheme requires approval by the High Court. Trintech cannot assure you as to when or if all of the Conditions of the Acquisition will be met, and it is possible the parties will not complete the Acquisition.

Q34:	What happens if I sell my Trintech ADSs and/or Trintech Shares before the Court Meeting and the Extraordinary General Meeting?

A:	The Voting Record Time for the Court Meeting and the Extraordinary General Meeting is earlier than the expected Effective Time of the Acquisition. If you hold your Trintech ADSs or Trintech Shares on the Voting Record Time (11.00 a.m. (Irish Standard Time) on the Business Day which is two days before the date of the Meetings) but transfer those Trintech ADSs or Trintech Shares after the Voting Record Time and before the Effective Time, you may retain your right to vote at the Court Meeting and the Extraordinary General Meeting but not the right to receive the Consideration. This right to receive the Consideration will pass to the person who owns the Trintech ADSs or Trintech Shares you transferred as of the Scheme Record Time (5.00 p.m. (US Eastern Time) on the Business Day before the Effective Date of the Acquisition).

Q35:	What should I do if I have questions?

A:	For Trintech ADS holders:

If you have questions about the Acquisition, the Scheme of Arrangement, the Court Meeting, the Extraordinary General Meeting, the Court Hearing or this document, or would like additional copies of this document or the ADS Voting Instruction Card, you should contact the Depositary and Information Agent, The Bank of New York Mellon, at 1.866.353.4787 (if calling within the United States) or at +1.866.353.4787 (if calling from outside the United States) between 9.00am and 5.00p.m (US Eastern Time) on any Business Day. If calling from outside the United States, please call collect. For legal reasons, the Depositary and Information Agent cannot provide advice on the benefits of the Acquisition or the Scheme or recommend how you vote or give any financial or tax advice.

For Trintech Shareholders:

If you have any questions about the Acquisition, the Scheme of Arrangement, the Court Meeting, the Extraordinary General Meeting, the Court Hearing or this document, or would like additional copies of this document or the Forms of Proxy, you should contact Trintech’s Registrar, Capita Registrars (Ireland) Limited on (01) 8102400 (if calling within Ireland) or on +353 1 810 2400 (if calling from outside Ireland) between 9.00 a.m. and 5.00 p.m. (Irish Standard Time) on any Business Day. For legal reasons, Trintech’s Registrar cannot provide advice on the benefits of the Scheme or Acquisition or recommend how you should vote or give any financial advice or tax advice.

For Trintech ADS holders and Trintech Shareholders:

Both Trintech ADS holders and Trintech Shareholders may also contact Trintech at (01) 293-9840 (if calling within Ireland) or at + 353-1-293-9840 (if calling from outside Ireland) between 9.00am and 5.00p.m (Irish Standard Time) on any Business Day, or at:

Trintech Group PLC

Block C

Central Park

Leopardstown

Dublin 18

Ireland

Atten: Joseph Seery

www.trintech.com

For legal reasons, Trintech cannot provide advice on the benefits of the Scheme or Acquisition or recommend how you should vote or give any financial advice or tax advice.

ADVISERS TO TRINTECH AND THE CERASUS GROUP

Trintech

Financial Advisor to Trintech	William Blair 222 West Adams Street Chicago, IL 60606 United States

Legal Advisors to Trintech	As to Irish law A&L Goodbody IFSC North Wall Quay Dublin 1 Ireland	As to US law Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 United States

Auditors to Trintech	Ernst & Young Ernst & Young Building Harcourt Centre Harcourt Street Dublin 2 Ireland

Registrar & Receiving Agent	Capita Registrars (Ireland) Limited Unit 5 Manor Street Business Park Manor Street Dublin 7 Ireland

Reporting Accountant in respect of profit forecast	PricewaterhouseCoopers Spencer Dock Dublin 1 Ireland

Depositary and Information Agent	The Bank of New York Mellon Depositary Receipts Division 101 Barclay Street 22nd Floor New York, New York 10286 United States	The Bank of New York Mellon Information Agent 480 Washington Boulevard 29th Floor Jersey City, NJ 07310, United States

The Cerasus Group

Financial Advisor to the Cerasus Group	Goodbody Corporate Finance Ballsbridge Park Ballsbridge Dublin 4 Ireland

Legal Advisors to the Cerasus Group	As to Irish law Maples and Calder Fifth Floor 75 St. Stephen’s Green Dublin 2 Ireland	As to US law Latham & Watkins LLP Dubai International Financial Centre Precinct Building 1, Level 3 P.O. Box 506698 Dubai United Arab Emirates

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or Date(1)

Record Date for Trintech ADS holders	2 November 2010(2)

Latest time for receipt by the Depositary of completed ADS Voting Instruction Cards for the Court Meeting and the EGM	5.00 p.m. on 23 November 2010(2)

Latest time for receipt of White Forms of Proxy for the Court Meeting(3)	11.00 a.m. on 27 November 2010

Latest time for receipt of Blue Forms of Proxy for the EGM	11.30 a.m. on 27 November 2010

Voting Record Time	11.00 a.m. on 26 November 2010

Court Meeting	11.00 a.m. on 29 November 2010

Extraordinary General Meeting(4)	11.30 a.m. on 29 November 2010

Intended date for Court Hearing (of the petition to sanction the Scheme)	17 December 2010

Last day of dealings in Trintech ADSs on NASDAQ	30 December 2010(2)

Scheme Record Time	5.00 p.m. on 30 December 2010(2)

Effective Date	31 December 2010

Despatch of cheques/electronic transfers in respect of the Consideration to Trintech Shareholders (as appropriate)	No later than 14 January 2011

Notes:
(1)	The dates and times are indicative only and will depend on, inter alia, the dates upon which the High Court sanctions the Scheme and confirms the reduction of capital that forms part of the Scheme. Unless otherwise noted, all time references are to Irish Standard Time.
(2)	United States Eastern Time.
(3)	If the White Form of Proxy for the Court Meeting is not returned by this time, a White Form of Proxy may be handed to the Chairman of the Court Meeting before the start of the Court Meeting and will still be valid.
(4)	To commence at 11.30 a.m., or, if earlier or later, immediately after the conclusion or adjournment of the Court Meeting.

ENCLOSURES AND CONTACT INFORMATION

Enclosures

Trintech ADS holders will receive the following enclosures with a copy of this document:

Depositary’s Notice of Court Meeting and Extraordinary General Meeting of Trintech, ADS Voting Instruction Card for the Court Meeting and the Extraordinary General Meeting

Trintech Shareholders will receive the following enclosures with a copy of this document:

White Form of Proxy for the Court Meeting

Blue Form of Proxy for the Extraordinary General Meeting

Contact Information

If you have any queries in relation to the ADS Voting Instruction Card, Forms of Proxy or actions to be taken at the Meetings, please contact:

IF A TRINTECH SHAREHOLDER	IF A TRINTECH ADS HOLDER
Trintech’s Registrar Capita Registrars (Ireland) Limited Unit 5, Manor Street Business Park, Manor Street, Dublin 7 Ireland	Trintech’s Depositary The Bank of New York Mellon Depositary Receipts Division 101 Barclay Street 22nd Floor New York, New York 10286 United States

(01) 8102400 (if calling within Ireland) or +353 1 810 2400 (if calling from outside Ireland) between 9.00 a.m. and 5.00 p.m. (Irish Standard Time) on any Business Day	Trintech’s Information Agent The Bank of New York Mellon 480 Washington Boulevard 29th Floor, Jersey City, NJ 07310 United States

1.866.353.4787 (if calling within the United States) or +1.866.353.4787 (if calling from outside the United States)

For legal reasons, none of the Registrar, nor the Depositary will be able to provide advice on the benefits of the Acquisition or the Scheme or the merits of the Acquisition itself or give financial advice or tax advice.

ACTION TO BE TAKEN

MEETINGS TO BE HELD ON 29 November 2010

The Scheme requires approval by Scheme Shareholders at the Court Meeting to be held at Bewley’s Hotel, Central Park, Leopardstown Dublin 18, Ireland, at 11.00 a.m. (Irish Standard Time) on 29 November 2010. In addition to approval at the Court Meeting, implementation of the Scheme also requires various approvals by Trintech Shareholders at an EGM to be held at Bewley’s Hotel, Central Park, Leopardstown Dublin 18, Ireland, at 11.30 a.m. (Irish Standard Time) on 29 November 2010 or, if earlier or later, immediately after the conclusion or adjournment of the Court Meeting. Once effective, the Scheme will be binding on all Trintech Shareholders, including those Scheme Shareholders who did not vote, or who voted against it, at the Court Meeting.

SIGN AND RETURN THE ACCOMPANYING ADS VOTING INSTRUCTION CARD OR FORMS OF PROXY

For Trintech ADS holders:

You are encouraged to sign and return the enclosed ADS Voting Instruction Card as soon as possible and in any event so as to be received by the Depositary at Trintech Group PLC, P.O. Box 8016, Cary, NC 27512-9903 by 5.00 p.m. (United States Eastern Time) on 23 November 2010. Alternatively, you may submit your ADS Voting Instruction Card via telephone by calling the number printed at the top of your ADS Voting Instruction Card or via the Internet by accessing the Depositary’s website at www.proxypush.com/TTPA. To dial in or log in please make sure that you have your ADS Voting Instruction Card available.

It is important that, for the Court Meeting, as many votes as possible are cast (whether in person or by proxy) so that the High Court may be satisfied that there is a fair representation of Scheme Shareholder opinion. You are, therefore, strongly urged to complete, sign and return your ADS Voting Instruction Card as soon as possible.

If you have any questions relating to this document or the completion and return of the ADS Voting Instruction Card, please contact the helpline at the telephone numbers provided on page 13.

For Scheme Shareholders and Trintech Shareholders:

Scheme Shareholders are encouraged to sign and return the enclosed White Form of Proxy for the Court Meeting and Trintech Shareholders are encouraged to sign and return the enclosed Blue Form of Proxy for the EGM as soon as possible and in any event so as to be received by Trintech’s Registrar, Capita Registrars (Ireland) Limited, PO Box 7117, Dublin 2, Ireland (if delivered by post) or to Unit 5, Manor Street Business Park, Manor Street, Dublin 7 Ireland (if delivered by hand), no later than 11.00 a.m. (Irish Standard Time) and 11.30 a.m. (Irish Standard Time), respectively, on 27 November 2010. Your form of proxy may also be returned by this time by fax to +35318102422 or via the internet at www.capitaregistrars.ie. The White Form of Proxy for the Court Meeting (but NOT the Blue Form of Proxy for the EGM) may also be handed to the Chairman of the Court Meeting before the start of the Court Meeting on 29 November 2010 and will still be valid.

The completion and return of the Forms of Proxy either for the Court Meeting or for the EGM will not prevent you from attending and voting at either Meeting (or any adjournment thereof) in person if you wish to do so.

It is important that, for the Court Meeting, as many votes as possible are cast (whether in person or by proxy) so that the High Court may be satisfied that there is a fair representation of Scheme Shareholder opinion. You are, therefore, strongly urged to complete, sign and return your Forms of Proxy as soon as possible.

If you have any questions relating to this document or the completion and return of the Forms of Proxy, please contact the helpline at the telephone numbers provided on page 13 of this Scheme Document.

Overseas Shareholders should refer to paragraph 11 in Part III (Explanatory Statement) of this document. Details relating to settlement are included in paragraphs 10 and 12 in Part III (Explanatory Statement) of this document.

RECOMMENDATION

The Directors of Trintech are unanimously recommending that you vote in favour of all resolutions at the Meetings using the ADS Voting Instruction Card or Forms of Proxy (as the case may be) enclosed with this document.

VOTING PROCEDURES

Voting of Trintech Shares Underlying Trintech ADSs pursuant to the Deposit Agreement

Generally.    Trintech ADS holders representing Trintech Shares may not vote or attend the Meetings; however, subject to certain limitations set out in the Deposit Agreement, the Depositary has the right to vote all Trintech Shares deposited under the Deposit Agreement. The Depositary, however, is required by the Deposit Agreement to vote the Trintech Shares deposited thereunder in accordance with the instructions of the Trintech ADS holders and is prohibited from exercising voting discretion with respect to such Trintech Shares.

Notice of Meetings.    As soon as practicable after receipt from Trintech of the Notice of Court Meeting and the Notice of Extraordinary General Meeting, the Depositary shall mail to the Trintech ADS holders a notification of the Meetings indicating: (a) the date, time and place of each of the Meetings, (b) that each Trintech ADS holder on the close of business on 2 November 2010 will be entitled to instruct the Depositary as to the exercise of voting rights pertaining to the Trintech Shares represented by the Trintech ADSs, and (c) the manner in which such instructions must be given.

Voting of Trintech Shares Underlying Trintech ADSs.    Upon the timely receipt of voting instructions from a Trintech ADS holder, the Depositary shall vote or cause to be voted the Trintech Shares represented by the relevant Trintech ADSs in accordance with such instructions.

Voting of Trintech Shares

Voting at the Court Meeting.    Voting at the Court Meeting is on a poll (i.e. a written vote). For the Scheme to be approved at the Court Meeting, Scheme Shareholders voting in favour of the Scheme must represent a simple majority (more than 50 per cent.) in number of those Scheme Shareholders present and voting (in person or by proxy) and must also represent three-fourths (75 per cent.) or more in value of the Scheme Shares held by those Scheme Shareholders present and voting (in person or by proxy). All White Forms of Proxy should be completed and returned so as to be received by the Registrar not less than 48 hours before the Court Meeting. If the White Form of Proxy for the Court Meeting is not lodged by the relevant time, it may be handed to the Chairman of the Court Meeting before the start of the Court Meeting.

Voting at the Extraordinary General Meeting.    Voting at the Extraordinary General Meeting is by a show of hands unless a poll is duly demanded. Votes may be given either in person or by proxy. Subject to Trintech’s Articles of Association and to any rights or restrictions attached to any class or classes of shares, by a show of hands each Member present (in person or by proxy) and each proxy has one vote, and on a poll each Member shall have one vote for each Trintech Share held by such Member. Where there is a tie, whether by a show of hands or by a poll, the Chairman of the meeting is entitled to cast the deciding vote in addition to any other vote the Chairman may have. A poll may be demanded by (i) the Chairman of the meeting, (ii) at least three Members (present in person or by proxy) entitled to vote at the meeting, (iii) any Member or Members (present in person or by proxy) representing not less than one-tenth of the total voting rights of all the Members entitled to vote at the meeting, or (iv) any Member or Members (present in person or by proxy) holding Shares conferring the right to vote at the meeting and the aggregate capital paid up on which is not less than one-tenth of the total sum paid up on all the Shares which carry the right of voting at the meeting. Under Irish law, an abstention or a vote that is “withheld” will not be counted in the calculation of the proportion of the votes “for” or “against” a proposed resolution.

A majority (more than 50 per cent.) of votes cast is required to pass an ordinary resolution and three-fourths (75 per cent.) or more of the votes cast are required to pass a special resolution. As of 2 November 2010, there were 80 Members entitled to attend and vote at the Extraordinary General Meeting and, therefore, 80 votes on a show of hands (or, if a poll is demanded, 33,866,219 votes) are capable of being cast at the Extraordinary General Meeting. The number of Members entitled to attend and vote at the Extraordinary General Meeting will be equal to the total number of Members as of 11.30 a.m. (Irish Standard Time) on 27 November 2010. The maximum number of votes capable of being cast at the Extraordinary General Meeting will be equal to the total number of Members on a show of hands (or, if a poll is demanded, the number of Trintech Shares in issue) as of 11.30 (Irish Standard Time) on 27 November 2010.

Voting by Proxy.    Each proxy which is properly executed and returned to the Registrar will be voted in the manner directed by the Member executing it or, if no directions are given, will be voted (or withheld) at the discretion of the Chairman of the relevant meeting or any other person duly appointed as proxy by the Member. All Forms of Proxy should be completed and returned so as to be received by the Registrar not less than 48 hours before the relevant Meeting.

REVOCATION OF PROXIES

For Trintech ADS holders:

Trintech ADS holders may change their vote at any time before 5.00 p.m. (United States Eastern Time) on 23 November 2010. You may do this by sending a written, dated notice to the Depositary stating that you would like to revoke your voting instructions, which must be received by the Depositary by 5.00 p.m. (United States Eastern Time) on 23 November 2010.

If you desire to send any notice of revocation of your ADS Voting Instruction Card or have questions regarding your ADS Voting Instruction Card after you have returned it to the Depositary, you should contact the Depositary or Information Agent at:

The Bank of New York Mellon

Depositary Receipts Division

101 Barclay Street

22nd Floor

New York, New York

The Bank of New York Mellon

Information Agent

480 Washington Boulevard

29th Floor

Jersey City, NJ 07310

United States

1.866.353.4787 (if calling within the United States), or

+1.866.353.4787 (if calling from outside the United States)

For Scheme Shareholders and Trintech Shareholders:

Scheme Shareholders may change their vote at any time up to 11.00 a.m. (Irish Standard Time) on 27 November 2010 in the case of the White Form of Proxy, and Trintech Shareholders may change their vote at any time up to 11.30 a.m. (Irish Standard Time) on 27 November 2010 in the case of the Blue Form of Proxy for the Extraordinary General Meeting. You may do this in one of three ways. First, you may send a written, dated notice to the Registrar stating that you would like to revoke your proxy. Second, you may complete, sign, date and submit a new Form of Proxy. Third, you may attend the Court Meeting and/or the Extraordinary General Meeting and vote in person. Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your Trintech Shares, you must follow the directions received from your broker relating to changing those instructions.

If you desire to send any notice of revocation of your Forms of Proxy or have questions regarding your Forms of Proxy after you have returned them to the Registrar, you should contact the Registrar at the following address:

Capita Registrars (Ireland) Limited

Unit 5 Manor Street Business Park

Manor Street

Dublin 7

Ireland

Tel.: 01 8102400 (if calling within Ireland) or

Tel.: +353 1 810 2400 (if calling from outside Ireland)

Fax: 01 8102422 (if calling within Ireland) or

Fax: +353 1 810 2422 (if calling from outside Ireland)

HELPLINE

If you are a Trintech ADS holder and have any queries in relation your ADS Voting Instruction Card, please contact Trintech’s Depositary and Information Agent, Bank of New York Mellon at 1.866.353.4787 (if calling within the United States) or at +1.866.353.4787 (if calling from outside the United States). For legal reasons, the Depositary and Information Agent will not be able to provide advice on the merits of the Acquisition itself or give financial advice or tax advice.

If you are a Trintech Shareholder and have any queries in relation to actions to be taken at the Meetings, please contact Trintech’s Registrar, Capita Registrars (Ireland) Limited, on 01 8102400 (if calling within Ireland) or on +353 1 810 2400 (if calling from outside Ireland) between 9.00 a.m. and 5.00 p.m. (Irish Standard Time) on any Business Day. For legal reasons, the Registrar will not be able to provide advice on the merits of the Acquisition itself or give financial advice or tax advice.

PART I—LETTER OF RECOMMENDATION FROM THE BOARD OF TRINTECH

Trintech Group Public Limited Company

(Incorporated and registered in Ireland under the Companies Acts with registered number 148294)

Board:	Registered Office
Cyril P. McGuire (Chairman) R. Paul Byrne Kevin C. Shea Robert M. Wadsworth Trevor D. Sullivan Dr. Jim Mountjoy	Block C, Central Park Leopardstown Dublin 18 Ireland

2 November 2010

To Trintech Shareholders, Trintech ADS holders and, for information only, to Trintech Optionholders and Holders of purchase rights under the Trintech Employee Share Purchase Plan

RECOMMENDED ACQUISITION OF TRINTECH GROUP PUBLIC LIMITED COMPANY

Dear Trintech Shareholder and Trintech ADS holder,

1.	INTRODUCTION

On 15 October 2010, the Board of Trintech and Cerasus announced that they had reached agreement on the terms of a recommended acquisition of Trintech by Cerasus.

The Acquisition will be effected by way of a scheme of arrangement between Trintech and the Scheme Shareholders under Section 201 of the Act, the terms of which are set out in Part IV (The Scheme of Arrangement) of this document and an explanation of which is given in Part III (Explanatory Statement) of this document. The Acquisition and the Scheme are subject to the Conditions and further terms set out in Part V (Conditions of the Acquisition and the Scheme) of this document. It is anticipated that, subject to the satisfaction or waiver of these conditions, the Acquisition will become effective by 31 December 2010.

I am writing to you to set out the background to the Acquisition and the reasons why the Board of Trintech considers the terms of the Acquisition to be fair to Trintech Shareholders taken as a whole, and is unanimously recommending that Trintech Shareholders vote in favour of the Acquisition and the Scheme.

2.	SUMMARY OF THE TERMS OF THE ACQUISITION

Subject to the conditions and further terms set out in Part V (Conditions of the Acquisition and the Scheme) of this document, under the terms of the Acquisition, Trintech Securityholders will receive:

US$6.60 in cash for each Trintech ADS held by Trintech ADS holders (without interest and less any applicable withholding taxes, and ADS cancellation fees of up to $0.05 per Trintech ADS, if applicable); or

US$3.30 in cash for each Trintech Share held by Trintech Shareholders (without interest and less any applicable withholding taxes).

After the Scheme becomes effective, Trintech ADS holders will receive the Consideration to which they are entitled directly from the Depositary. If you wish to receive the Consideration in respect of your Trintech ADSs, you are urged to sign and return the enclosed ADS Voting Instruction Card as soon as possible. If you wish to receive the Consideration in respect of your Trintech Shares, you are urged to sign and return the enclosed Forms of Proxy as soon as possible. You should note that if there is insufficient Scheme Shareholder support for the Scheme at the Court Meeting, the Scheme will not become effective, the Acquisition will not proceed and the cash Consideration of US$6.60 per Trintech ADS will not become payable.

The Acquisition values the entire issued and to be issued share capital of Trintech at approximately US$129.4 million.

The Consideration represents:

•	a premium of approximately 43 per cent over the Closing Price of US$4.63 per Trintech ADS on 20 September 2010, being the last Business Day prior to the commencement of the Offer Period; and

•	a premium of approximately 61 per cent over the average Closing Price of US$4.11 per Trintech ADS over the last 12 months prior to the commencement of the Offer Period.

3.	THE CONDITIONS

The implementation of the Scheme is conditional upon:

•

the Scheme becoming effective by not later than 27 January 2011 or such later date as Cerasus and Trintech may (with, if required, the consent of the Panel) agree and, if required, the High Court may allow, failing which the Scheme will lapse;

•

the approval at the Court Meeting (or any adjournment of the Court Meeting) of a majority in number of Trintech Shareholders, present and voting either in person or by proxy, representing three-fourths (75 per cent.) or more in value of the Trintech Shares held by such holders;

•

the passing of certain resolutions by the Trintech Shareholders in connection with and/or as are required to approve or implement the Scheme at the Extraordinary General Meeting (and as set out in the notice convening the Extraordinary General Meeting);

•

the sanction of the Scheme by the High Court and confirmation of the reduction of capital involved therein by the High Court and the delivery of an office copy of the Court Order and the minute required by Section 75 of the Act to the Registrar of Companies and the registration of such Court Order and minute by the Registrar of Companies; and

•

the Conditions, which are not otherwise identified above and which are set out in full in Part V (Conditions of the Acquisition and the Scheme) of this document, being satisfied or waived on or before the sanction of the Scheme by the High Court pursuant to Section 201 of the Act.

4.	BACKGROUND TO AND REASONS FOR RECOMMENDING THE ACQUISITION

The Trintech Directors have, on an ongoing basis, discussed the long-term strategy of Trintech and strategic opportunities that might be available to enhance shareholder value, including additional investments in new growth opportunities, potential acquisitions and disposal of certain divisions of Trintech. Following an unsolicited approach in November 2009 for its healthcare division, the Trintech Directors worked with William Blair to advise the Trintech Directors on strategies to maximise shareholder value. In March 2010 Trintech signed a definitive agreement for the sale of its healthcare division, Concuity, to The Advisory Board Company for $34.5 million in cash. The sale was successfully completed in April 2010. Following the completion of this transaction, Trintech focused exclusively on its core Financial Governance, Risk Management and Compliance (GRC) business and continued to explore opportunities to enhance shareholder value, including a review of the opportunities that existed for its GRC business.

Following on from this review and targeted enquiries from potential strategic partners, the Trintech Board engaged William Blair to explore potential interest from strategic and financial partners for the GRC business. Upon authorisation from the Trintech Board, beginning in May 2010, William Blair began assembling marketing materials and engaging with a broad range of potential strategic and financial partners regarding a potential acquisition of Trintech’s GRC business. In the ensuing months, Trintech, with the assistance of Wilson Sonsini Goodrich & Rosati, U.S. counsel to Trintech, negotiated and executed confidentiality agreements with a number of these potential buyers.

In June 2010 and July 2010, Trintech conducted management meetings with a number of the potential strategic and financial buyers for the GRC business, following which Trintech received a number of non-binding indications of interest for the GRC business.

During the months of June through September 2010, potential buyers that had submitted a non-binding indication of interest and their respective outside advisors conducted a due diligence on Trintech’s GRC business, which consisted of a review of the information and documentation made available in an electronic virtual data room, supplemental information provided directly, various in-person meetings and conference calls with representatives of Trintech and William Blair.

In July 2010, Trintech received four revised non-binding indications of interest and one additional non-binding indication of interest for its GRC business.

In September 2010, Trintech received three non-binding proposals from the parties that had submitted revised non-binding indications of interest in July 2010, all of which provided for a transaction structured as a purchase of all of the issued and to be issued share capital of Trintech, as opposed to a purchase of all or substantially all of the assets of the GRC business. As a result of the transaction structure requested by these bidders, the Trintech Directors determined that under the Irish Takeover Rules, it would be necessary to contact the Panel and issue a press release pursuant to Rule 2.4 of the Takeover Rules disclosing that Trintech was in negotiations with multiple bidders concerning a potential purchase of all of the issued and to be issued share capital of Trintech. On 21 September 2010, Trintech issued a press release stating that Trintech had received approaches from a number of parties, which may or may not lead to an offer being made for the entire issued and to be issued share capital of Trintech.

In addition, in September 2010, Trintech received an enquiry from a potential financial buyer concerning the acquisition of Trintech’s GRC business, but the potential buyer did not submit a bid for any potential transaction with Trintech.

During September and early October 2010, Trintech engaged in negotiations with three bidders seeking definitive transaction documentation, including Rule 2.5 announcements, transaction agreements, expenses reimbursement agreements and irrevocable undertaking deeds.

On 14 October 2010, Trintech received a definitive offer from Spectrum Equity, pursuant to which Spectrum Equity, through a newly incorporated indirectly wholly owned subsidiary, Cerasus II Limited, agreed, subject to the conditions contained in the definitive offer letter, to acquire the entire issued and to be issued share capital of Trintech for $3.30 in cash per Trintech Share (representing $6.60 in cash per Trintech ADS).

In addition, on 14 October 2010, A&L Goodbody, Irish counsel to Trintech, submitted the draft Expenses Reimbursement Agreement to the Panel for review and approval and on 15 October 2010, the Panel sent a letter to A&L Goodbody stating that it had approved the draft Expenses Reimbursement Agreement.

On 15 October 2010, the Trintech Board held a special meeting at which William Blair delivered its oral opinion, which was subsequently confirmed in writing, to the effect that as of 15 October 2010, and based upon and subject to the factors and assumptions set forth in its written opinion, the $6.60 per Trintech ADS in cash to be paid to the Trintech ADS holders pursuant to the Acquisition (without interest and less any applicable withholding taxes, and ADS cancellation fees of up to $0.05 per Trintech ADS, if applicable) was fair from a financial point of view to such holders. At the meeting, representatives of A&L Goodbody summarised the terms of the transaction documentation and advised the Trintech directors on their fiduciary duties in connection with its consideration of the proposed transaction with Spectrum. After deliberation and consideration of the various factors described below in “Reasons for the Acquisition and Recommendation of the Board of Trintech,” the Trintech Directors determined that it was in the best interests of Trintech and its shareholders that Trintech enter into the proposed transaction with Cerasus, and accordingly unanimously approved the Acquisition, the Scheme, the Rule 2.5 Announcement, the Transaction Agreement, the Expenses Reimbursement Agreement, the Irrevocable Undertakings and other related transaction documentation, and resolved to recommend that Trintech Scheme Shareholders vote in favour of the Acquisition in accordance with the applicable provisions of Irish law.

After the meeting of the Board of Trintech adjourned, Trintech and Cerasus finalised the Transaction Agreement and related documents with the assistance of their respective outside advisors and executed and delivered the Transaction Agreement and related transaction documentation.

On 15 October 2010, the parties issued the Rule 2.5 Announcement and a press release announcing the Acquisition.

Reasons for the Acquisition and Recommendation of the Trintech Board

In reaching its determination, the Board of Trintech consulted with its management, as well as its legal and financial advisors, and reviewed among other things (i) historical information concerning Trintech’s business, financial performance and condition, operations, technology and competitive position, (ii) the financial condition, results of operations, businesses and strategic objectives of Trintech, (iii) current financial market conditions and historical market prices, volatility and trading information with respect to Trintech ADSs, (iv) the consideration to be received by holders of Trintech Shares and Trintech ADSs pursuant to the Acquisition, (v) the terms of the Transaction Agreement, Expenses Reimbursement Agreement and related documentation, including the parties’ representations, warranties and covenants, and (vi) possible alternative strategies as well as the prospects of Trintech as a stand-alone company.

In addition, the Trintech Board also considered the following material factors:

•	Characteristics of the trading market for Trintech ADSs, including:

•	historical and current trading prices of Trintech ADSs;

•	the significant ownership concentration among Trintech’s top five shareholders; and

•	the limited trading market and limited liquidity of the trading market for Trintech ADSs.

•	The GRC market in which Trintech competes.

•	The Trintech Board’s review of strategic alternatives available to Trintech.

•	All of the interested parties indicated that they were committed to further extend Trintech’s product set and to continue to develop and support client relationships globally.

•

Cerasus’s financial capability to consummate the Acquisition, including Cerasus representations in the Transaction Agreement and the confirmation by Cerasus’s financial adviser (as required by Rule 2.5(d) and Rule 24.7 of the Irish Takeover Rules) that Cerasus has the financial resources available to it to satisfy the cash consideration under the Offer.

•	The value of the Consideration to be received by Trintech Securityholders in the Acquisition represents a premium of approximately:

•	43 per cent. over the Closing Price of $4.63 per Trintech ADS on 20 September 2010, being the last Business Day prior to the commencement of the Offer Period; and

•	61 per cent. over the average Closing Price of $4.11 per Trintech ADS over the last 12 months prior to the commencement of the Offer Period.

•

The fact that Trintech Securityholders will receive the Consideration in cash, which provides certainty of value to Trintech Securityholders as compared to a transaction in which they would receive stock or other non-cash consideration.

•

The financial analysis performed by William Blair and William Blair’s written opinion to the effect that, as of 15 October 2010, and based upon and subject to the factors and assumptions set forth therein, the $6.60 per Trintech ADS (representing $3.30 per Trintech Share) to be received by the Trintech Securityholders in cash pursuant to the Acquisition (without interest and less any applicable withholding taxes, and ADS cancellation fees of up to $0.05 per Trintech ADS, if applicable) was fair from a financial point of view to Trintech Securityholders.

•	The terms and conditions of the Acquisition, including:

•	the Conditions to the closing of the Acquisition and the likelihood of their being satisfied; and

•

the Trintech Board’s belief that the expenses reimbursement payment to be made to Cerasus in the circumstances set forth in the Expenses Reimbursement Agreement would not be likely to preclude another party from making a superior acquisition proposal.

In the course of its deliberations, the Trintech Board also considered a variety of risks and other countervailing factors with respect to the Acquisition, including:

•

Trintech may incur significant risks and costs if the Acquisition does not close, including the diversion of management and employee attention during the period after the signing of the Transaction Agreement, potential employee attrition and the potential effect on Trintech’s business and customer relations.

•

Under the terms of the Transaction Agreement, Trintech must conduct its business in the ordinary course and is subject to a variety of other restrictions on the conduct of its business prior to completion of the Acquisition, which may delay or prevent Trintech from undertaking business opportunities that may arise.

•	The Transaction Agreement precludes Trintech from actively soliciting alternative acquisition proposals.

•

The fact that Trintech will no longer exist as an independent, publicly-traded company and that Trintech Securityholders will no longer benefit from the future financial performance or any appreciation in the value of Trintech.

•	The risk that the Acquisition might not be completed due to failure to satisfy the Conditions, some of which are outside of Trintech’s control.

•

If the Acquisition is not completed, the potential adverse effect of the public announcement of the Acquisition on Trintech’s business, including its customer and partner relationships, Trintech’s ability to attract and retain key personnel and Trintech’s overall competitive position.

•

The fact that gains from an all-cash transaction will be taxable to Trintech Securityholders for US federal income tax purposes and that Trintech Securityholders resident in Ireland will be subject to Irish capital gains tax (in the case of individuals) or Irish corporation tax on chargeable gains (in the case of companies) to the extent that the proceeds realised from such disposition exceed the base cost of their shareholding.

The foregoing discussion of the factors considered by the Trintech Board is not intended to be exhaustive, but does set forth the material factors considered by the Trintech Board in evaluating the Acquisition. The Trintech Board collectively reached the unanimous conclusion to approve the Acquisition in light of the various factors described above and other factors that each member of the Trintech Board deemed relevant. In view of the wide variety of factors considered by the members of the Trintech Board in connection with their evaluation of the Acquisition and the complexity of these matters, the Trintech Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The Trintech Board made its decision based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Based on its evaluation of the above factors, and having been advised by William Blair that the transaction is fair from a financial point of view, the Trintech Board unanimously recommends that Trintech Securityholders vote in favour of the Acquisition.

5.	EFFECTS OF THE ACQUISITION

If the Scheme is implemented at the Effective Time, the Scheme Shares will be cancelled pursuant to Sections 72 and 74 of the Act or transferred to Cerasus. Trintech will then issue New Trintech Shares to Cerasus in place of the Cancellation Shares, and Cerasus will pay the Consideration to former Scheme Shareholders in consideration for the Acquisition. As a result of the Scheme, Trintech will become a wholly owned subsidiary of Cerasus and cease to exist as a separate publicly-owned company. It is intended that, subject to and following the Scheme becoming effective and subject to applicable requirements of NASDAQ, Cerasus will procure that Trintech applies for cancellation of the quotation of Trintech ADSs on NASDAQ. The last day of dealing in Trintech ADSs on NASDAQ is currently expected to be the last Business Day before the Effective Date. After this time, price quotations for Trintech ADSs will no longer be available and Trintech will cease filing periodic reports under the Exchange Act. If the Scheme becomes effective, no dividend will be paid to Trintech ADS holders or Trintech Shareholders in respect of the current Trintech financial year. In addition Trintech intends to terminate the deposit agreement through which the ADS programme operates.

Trintech’s Business and Assets

Following the Effective Date, Cerasus has confirmed that it intends to continue to run the core business of Trintech substantially as it has been run to date. Over time, Cerasus currently anticipates assisting management in evaluating a number of strategic initiatives, including expanding market presence within the XBRL software sector, increasing Trintech’s partner distribution channels, and expanding Trintech’s international business.

The Irish office of the Trintech Group currently employs approximately five people who are responsible for executive management including the management of strategy and operations across all Trintech’s businesses, and who are also engaged in the Trintech Group’s financial reporting, treasury and company secretarial functions. As a result of the Acquisition, some restructuring and adaptation of these functions may take place, which may result in a reduction in the number of people employed at the Irish office or the closure of the Irish office.

Cerasus itself has no other current intentions to change the major locations of Trintech’s places of business or to re-deploy Trintech’s fixed assets and no other proposals currently exist to change materially the conditions of employment of Trintech’s employees.

Trintech’s Employees

The Cerasus Board confirms that where management and employees of Trintech have existing employment rights, including pension rights under applicable laws, those rights will be fully safeguarded following the Scheme becoming effective.

Trintech’s Directors and Officers

Upon the Scheme becoming effective, each Trintech Director intends to resign from the Board of Trintech. Upon the Scheme becoming effective, one or more of the Cerasus Directors or the Spectrum Equity Investors Directors will be appointed to the Board of Trintech.

Pursuant to the Transaction Agreement, Cerasus and Trintech have agreed to certain indemnification rights in favour of each of the former and present directors and officers of Trintech, as described in the description of the Transaction Agreement in paragraph 8 of Part I (Letter of Recommendation from the Board of Trintech) of this Scheme Document.

Trintech’s Views

Following consideration of the information referred to above, the Board of Trintech views positively the commitment of Cerasus to the business and its assets and its intentions to continue to run the core business substantially as it has been run to date. Whilst the Board acknowledges that as a result of the Acquisition, some restructuring and adaptation of the Company’s Irish functions may take place, which may result in a reduction in the number of people employed at the Irish office or the closure of the Irish office, the Board does not believe that such reductions or closure will have a material impact on the business of the Trintech Group overall. In addition, the Board of Trintech is pleased to note that Cerasus agrees to fully safeguard the existing employment rights of employees of Trintech, the vast majority of whom are not located at the Company’s Irish office.

6.	IRREVOCABLE UNDERTAKINGS

The summary of the material provisions of the Irrevocable Undertakings below and elsewhere in this document is qualified in its entirety by reference to the Form of Irrevocable Undertaking of Trintech Directors, a copy of which is attached to this document as Annex C.

Cerasus has received irrevocable undertakings from each of the Trintech Directors to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the Extraordinary General Meeting in respect of all of their beneficial shareholdings of Trintech Shares (and, where applicable, of their connected persons) amounting in aggregate to 4,076,962 Trintech ADSs (representing 8,153,924 Trintech Shares) representing approximately 24.1 per cent. of the existing issued share capital of Trintech.

These irrevocable undertakings will cease to be binding if:

•	The Scheme Document is not posted within the timeframe required by the Takeover Rules or such later time or date as Cerasus and the Company may in writing agree with Panel consent (if required);

•

an announcement is made pursuant to Rule 2.5 of the Takeover Rules on or before the date of the Court Meeting in respect of an offer made by a Non-Participating Third Party for the entire issued and to be issued share capital of the Company and pursuant to the terms of such Non-Participating Third Party competing offer Trintech Shareholders are entitled to receive or elect to receive consideration exceeding $6.60 per Trintech ADS (US$3.30 per Trintech Share) and Cerasus does not make a definitive revised offer to the Company within 96 hours of such announcement which would provide equal or superior financial value to the Trintech Shareholders in comparison to the Non-Participating Third Party competing offer;

•

the Scheme is not implemented, or lapses or is withdrawn and no new, revised or replacement Scheme (or takeover offer) at a price per Trintech ADS equal to or higher than $6.60 per Trintech ADS is announced by Cerasus in accordance with the Takeover Rules at the same time or within 96 hours of the lapse or withdrawal;

•

Cerasus announces, with the consent of any relevant authority (if required) and before the Scheme Document is posted, that it does not intend to proceed with the Scheme and no new, revised or replacement Scheme (or takeover offer as the case may be), at a price per Trintech ADS equal to or higher than $6.60 per Trintech ADS is announced by Cerasus in accordance with the Takeover Rules at the same time or within 96 hours of the initial announcement; or

•

if the Resolutions are not passed at the Extraordinary General Meeting or the Court Meeting, in circumstances where (i) the Company has complied in all material respects with its obligations pursuant to the Transaction Agreement and (ii) the Trintech Directors have complied in all material respects with the terms of their irrevocable undertakings.

These irrevocable undertakings will remain binding in case of a competing offer from anyone other than a Non-Participating Third Party or in the event of a switch to a Takeover Offer.

7.	EXPENSES REIMBURSEMENT AGREEMENT

The summary of the material provisions of the Expenses Reimbursement Agreement below and elsewhere in this document is qualified in its entirety by reference to the Expenses Reimbursement Agreement, a copy of which is attached to this document as Annex B.

Trintech has entered into the Expenses Reimbursement Agreement dated 15 October 2010 with Cerasus, the terms of which have been approved by the Panel. Under the Expenses Reimbursement Agreement, Trintech has agreed to pay specific, quantifiable third party costs and expenses incurred by Cerasus in connection with the Acquisition in the circumstances outlined below. The liability of Trintech to pay these amounts is limited to a maximum amount equal to equal to 1 per cent. of the total value of the entire issued share capital (excluding, for the avoidance of doubt, any interest in such share capital of Trintech (including in the form of Trintech ADSs) held by the Cerasus) as ascribed by the terms of the Acquisition and exclusive of any value added tax payable, to the extent it is recoverable by Cerasus. The circumstances in which such payment will be made include:

(a)	the Trintech Board withdraws, adversely modifies or qualifies its recommendation to Trintech Shareholders or Trintech ADS holders to vote in favour of the Scheme (to include any public announcement by Trintech of a recommendation or intention to recommend a competing offer); or

(b)	prior to the Scheme being withdrawn by Trintech or lapsing in accordance with its terms or in accordance with the terms of the Transaction Agreement, a competing offer is announced (under Rule 2.4 or 2.5 of the Takeover Rules) and subsequently made and that competing offer or a competing offer in which that competing party is interested or participates subsequently becomes effective or unconditional within 12 months of such lapse or withdrawal.

Each of the Trintech Board and William Blair has respectively confirmed in writing to the Panel that in the opinion of the Trintech Board and William Blair, in the context of the Acquisition, the Expenses Reimbursement Agreement is in the best interests of Trintech and Trintech Shareholders.

8.	TRANSACTION AGREEMENT

The summary of the material provisions of the Transaction Agreement below and elsewhere in this document is qualified in its entirety by reference to the Transaction Agreement, a copy of which is attached to this document as Annex A.

Trintech and Cerasus entered into a Transaction Agreement dated 15 October 2010 which contains, among other things, certain obligations and commitments in relation to the implementation of the Scheme and the conduct of Trintech’s business until the Effective Time.

Under the terms of the Transaction Agreement, each of Trintech and Cerasus agree to, amongst other things (i) take such steps as are necessary, proper or advisable, and provide each other with such cooperation and assistance as may reasonably be requested of it, to implement the Acquisition and the Scheme; (ii) afford such cooperation as may reasonably be requested of it for the purposes of preparing documents for the Acquisition and the Scheme; and (iii) use its reasonable efforts to achieve satisfaction of all the Conditions as soon as practicable.

Conduct of Business

Under the Transaction Agreement, Trintech has agreed that, at all times from the execution of the Transaction Agreement until the earlier of (i) the Effective Time (ii) the date, if any, on which the Scheme or Takeover Offer (as the case may be) lapses or is withdrawn or Cerasus otherwise announces or determines that it will not proceed with the Acquisition (whether by Scheme or Takeover Offer) and (iii) the date on which the Transaction Agreement is terminated in accordance with its terms, Trintech shall (and shall use all reasonable efforts to cause each member of the Trintech Group to), except (x) as may be expressly required elsewhere in the Transaction Agreement or as required by law or regulation or by agreements in effect on the date of the Transaction Agreement by the Scheme; (y) in the ordinary course of business; or (z) to the extent that Cerasus has given its prior written consent, such consent not to be unreasonably withheld, conditioned or delayed to (i) conduct its business in the ordinary course of business and in compliance in all material respects with all applicable laws and regulations and to use all reasonable efforts to preserve substantially intact its business and goodwill; (ii) keep available the services of its executive officers and key employees and preserve the relationships with those persons having business dealings with Trintech; and (iii) maintain the Trintech Group’s cash management policies in existence on the date of the Transaction Agreement and not engage in any intercompany transactions, except to the extent that Cerasus has given its prior written consent.

Furthermore, Trintech agreed, save as disclosed (as defined in the Rule 2.5 Announcement), except (x) as may be expressly required elsewhere in the Transaction Agreement or as required by law or regulation or by agreements in effect on the date of the Transaction Agreement by the Scheme; (y) in the ordinary course of business; or (z) to the extent that Cerasus has given its prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, not to take a number actions (and to cause every member of the Trintech Group not to take such actions) as detailed in the Transaction Agreement

Non-Solicitation

Under the Transaction Agreement, subject to any actions which Trintech is required to take so as to comply with the requirements of the Takeover Rules, during the period commencing on the date of the Transaction Agreement and ending on the earlier of (i) the date set forth in clause 9.1.1 of the Transaction Agreement, (ii) the date on which the Transaction Agreement is terminated in accordance with its terms and (iii) the date on which the Scheme is withdrawn by Trintech in accordance with its terms or lapses or becomes effective (the “Non-Solicitation Period”); Trintech agrees that neither it nor any of its Subsidiaries shall and Trintech shall not authorise or permit its Representatives to:

•

directly or indirectly, solicit or initiate any discussions with, or enquiries or proposals from, any person other than Cerasus, any associate of Cerasus or any person Acting in Concert with Cerasus in respect of or in connection with a Third Party Transaction Proposal;

•

make available any non-public information relating to Trintech and/or its assets and/or its business and/or any subsidiary of Trintech in respect of or in connection with a Third Party Transaction Proposal other than to Cerasus, any Associate of Cerasus or any person Acting in Concert with Cerasus provided that nothing in the Transaction Agreement shall prevent Trintech from complying with its obligations under Rule 20.2 of the Takeover Rules; or

•	enter into any expenses reimbursement or similar agreement or any inducement fee agreement of any nature, except with a Non-Participating Third Party.

Trintech also agrees, subject to the Takeover Rules to:

•

promptly advise Cerasus orally, with written confirmation to follow within one Business Day, of (i) receipt of any Third Party Transaction Proposal or any request for non-public information in connection with any Third Party Transaction Proposal from any person, and (ii) the material terms and conditions of any such Third Party Transaction Proposal (but not, for the avoidance of doubt, the identity of the person making any such Third Party Transaction Proposal);

•

keep Cerasus reasonably informed, on a reasonably current basis, of the status and material terms and conditions (including updating Cerasus of any material change to such terms within one Business Day of Trintech receiving or becoming aware of such change) of any such Third Party Transaction Proposal from any person; and

•

provide to Cerasus as soon as practicable after receipt or delivery thereof copies of any proposals received by Trintech with respect to such Third Party Transaction Proposal (redacted as appropriate) from any person and any draft or final version of any acquisition agreement relating to such Third Party Transaction Proposal.

For the avoidance of doubt and notwithstanding any other term of the Transaction Agreement, nothing in the Transaction Agreement shall preclude, restrict or hinder Trintech or any of its Subsidiaries or any of their respective Representatives from considering, and engaging with any third party with respect to (including providing any non-public information to such third party) any unsolicited offers/proposals of a Third Party

Transaction Proposal but only if and only to the extent that the Board has determined, in good faith after consultation with its outside legal counsel and its financial advisors, that, to do otherwise, would reasonably be expected to result in a breach of the fiduciary duties of the Board or a failure to comply with the Takeover Rules.

Matching Right

Trintech also agrees that:

•

Cerasus may amend the terms of the Acquisition at any time and from time to time (subject to the Takeover Rules), save that such terms and conditions of the Acquisition (including the price per Trintech ADS and price per Trintech Share) shall always be equal to or better than those contained in the Rule 2.5 Announcement or as otherwise provided for in the Transaction Agreement;

•

if the Trintech Board (or a duly authorised committee thereof) considers that any Third Party Transaction Proposal constitutes a Superior Proposal, it shall (in addition to its obligations described under Non-Solicitation above) confirm to Cerasus in writing (a “Superior Proposal Notice”) forthwith that such Third Party Transaction Proposal constitutes a Superior Proposal and, unless such details are already in the public domain by virtue of a third party or Trintech announcing such details, provide the material details of such Third Party Transaction Proposal that led the Trintech Board (or a duly authorised committee thereof) to determine that it constitutes a Superior Proposal (in particular the offer price and material conditions of the Superior Proposal);

•

the Trintech Board (or a duly authorised committee thereof) shall not recommend, or agree to recommend, any Third Party Transaction Proposal, withdraw, qualify or adversely modify the recommendation of the Acquisition, withdraw the Scheme, postpone or adjourn either of the EGM or the Court Meeting unless it has served a Superior Proposal Notice on Cerasus and thereafter Cerasus: (i) notifies Trintech that it is not willing to make a Revised Acquisition; or (ii) fails, within 72 hours of receiving the Superior Proposal Notice, to make a Revised Acquisition pursuant to Rule 2.5 of the Takeover Rules;

•

if Cerasus, within 72 hours of receiving the Superior Proposal Notice, makes a Revised Acquisition pursuant to Rule 2.5 of the Takeover Rules, the Trintech Board (or a duly authorised committee thereof) shall make an unqualified recommendation of the Revised Acquisition to Trintech Shareholders and Cerasus shall be entitled to refer to such recommendation in any such announcement and the Trintech Board (or a duly authorised committee thereof) shall not recommend the Superior Proposal nor agree to pay any reimbursement of fees in relation to such Superior Proposal.

Indemnification and Insurance

Cerasus has agreed to use all reasonable efforts to ensure that all rights to indemnification, advancement of expenses or exculpation now existing in favour of, and all limitations on the personal liability of each present and former director or officer of Trintech and/or its Subsidiaries provided for in their respective constitutional or organisational documents and in indemnification agreements to which Trintech and/or its subsidiaries is a party, in effect as of the date of Transaction Agreement, will continue for six years after the Effective Date, and that during such period, Cerasus will not amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder of any individual who at any time prior to the Effective Date was a director or officer of Trintech and/or any of its subsidiaries in respect of actions or omissions occurring at or prior to the Effective Date, unless required by law. In any event, for any claim asserted or made either prior to the Effective Date or within such six year period, all rights to indemnification in respect of any such claim will continue until disposition of the claim.

In addition, the Transaction Agreement generally provides that prior to the Effective Date Trintech will to the fullest extent permitted by law (and, after the Effective Date, Cerasus will cause Trintech) to indemnify each present and former director or officer, of Trintech and/or its subsidiaries and their respective heirs and representatives against all costs and expenses, judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Date) arising out of or pertaining to any action or omission in their capacities as directors, officers, employees, fiduciaries or agents, occurring at or before the Effective Date. Furthermore, the Transaction Agreement provides that at or prior to the Effective Date, Trintech will purchase a “tail” directors’ and officers’ liability insurance policy for its directors and officers, which will provide them with coverage for six years following the Effective Date of not less than the existing coverage under, and have other terms not materially less favourable on the whole, than the directors’ and officers’ liability insurance coverage presently maintained by Trintech.

Termination of the Transaction Agreement

Either Trintech or Cerasus may terminate the Transaction Agreement at or prior to the Effective Time of the Scheme if:

•

the Resolutions are not duly passed (and, for the avoidance of doubt, if either of the EGM or the Court Meeting is adjourned, the date that a particular Resolution is put to Trintech Shareholders will for this purpose, be the date of the reconvened meeting at which the vote on that Resolution is actually held); or

•

the Conditions are not satisfied or waived by 11.59 p.m. Dublin time on 27 January 2011 or such later date as the Parties may agree to in writing subject to the consent of the Panel and/or the High Court (in each case, if required); provided that the right to terminate the Transaction Agreement shall not be available to any Party whose breach of any obligation under the Transaction Agreement has been the cause of, or resulted in, the failure of the Conditions to be satisfied by such date and time; or

•	the High Court declines or refuses to sanction the Scheme, unless both Parties agree that the decision of the High Court shall be appealed; or

•	any of the circumstances set out in clause 1.2 of the Expenses Reimbursement Agreement occurs.

The foregoing summary of the Transaction Agreement is qualified by reference to the complete text of the Transaction Agreement, which is attached to this document as Annex A

9.	TRINTECH SHARE OPTION PLANS AND TRINTECH EMPLOYEE SHARE PURCHASE PLAN

Trintech Share Option Plans

The rules of the Trintech Share Option Plans provide that on a takeover of Trintech all unvested Trintech Options may be accelerated and Trintech Optionholders may be required to exercise outstanding Trintech Options within such time and subject to such conditions as the Trintech Options Committee shall determine. In accordance with the rules of the Trintech Share Option Plans it is intended the Trintech Options Committee shall determine that:

•	subject to and conditional upon the Scheme becoming effective, all unvested Trintech Options shall accelerate so that they become vested and exercisable; and

•

all Trintech Options must be exercised (by straightforward exercise or by exercise conditional upon the Scheme becoming effective) on or before the Options Deadline and any Trintech Options not so exercised at or before the Options Deadline shall automatically lapse at the Effective Time.

Where Trintech Options are already vested and exercisable, Trintech Shares (as evidenced by Trintech ADSs as appropriate) issued on the exercise of Trintech Options before the Options Deadline shall constitute Scheme Shares and shall participate in the Scheme.

Where Trintech Options are exercised conditionally on the Scheme becoming effective the resulting Trintech Shares (as evidenced by Trintech ADSs as appropriate) shall be acquired by Cerasus under the amendments to the Trintech Articles to be proposed at the EGM for the same price per Trintech ADS or per

Trintech Share as under the Scheme. These Trintech Optionholders will exercise their Trintech Options using a cashless exercise facility (under which they will undertake to pay Trintech the exercise price for their Trintech Options and direct that such undertaking will be satisfied out of the proceeds of sale of their Option Shares).

Communications will be sent to Trintech Optionholders explaining the implications of the Scheme for them.

Trintech Employee Share Purchase Plan

In accordance with the rules of the Trintech Employee Share Purchase Plan, the Board of Trintech shall pass a resolution determining that subject to and conditional on the Scheme becoming effective the current offering period under the Trintech Employee Share Purchase Plan shall be terminated on the Effective Date and all purchase rights currently outstanding under that plan shall be automatically exercised at the Effective Date. Any resulting Trintech Shares (as evidenced by Trintech ADSs as appropriate) shall be acquired by Cerasus under the amendments to the Trintech Articles to be proposed at the EGM for the same price per Trintech ADS or Trintech Share as under the Scheme.

Communications will be sent to participants in the Trintech Employee Share Purchase Plan explaining the implications of the Scheme for them.

10.	ACTION TO BE TAKEN

Your attention is drawn to the summary of the action to be taken on pages 14 to 17 of this document.

11.	FURTHER INFORMATION

Your attention is drawn to the information set out in the rest of this document. You are advised to read this document in its entirety and not to rely solely on the information in this Part I (Letter of Recommendation from the Board of Trintech).

12.	PROFIT FORECAST

Your attention is also drawn to the Profit Forecast contained in Part VII (Financial Information Relating to Trintech). The Profit Forecast was published by Trintech on 3 March 2010 in respect of the fiscal year ending on 31 January 2011 and has been reproduced and reported on in this document in accordance with Rule 28.6(b) of the Takeover Rules.

13.	ADDITIONAL INFORMATION ON TRINTECH

Trintech is a leading global provider of integrated financial governance, risk management and compliance (GRC) software solutions for commercial, financial and healthcare markets. Trintech’s Unity Financial GRC Software Suite provides a production platform for the automation and control of critical financial processes in the office of finance. Trintech’s recognised expertise in reconciliation process management, financial data aggregation, financial close and reporting, risk management and compliance enables customers to gain greater visibility and control over their financial processes leading to better overall business performance.

Over 570 organisations are realising the benefits of Trintech’s configurable and highly scalable solutions every day to: improve performance through stronger management of the revenue cycle and disbursements; ensure the accuracy and integrity of financial data; identify and reduce transaction risk; improve the quality and timelines of financial reporting, and strengthen internal controls to support compliance requirements.

The Company has a customer base of 50,000 users in more than 570 industry leading organisations, including 48% of the Fortune 50 and 22% of the Fortune 500 companies and represents the market leaders in over 17 different industries. Trintech’s customers include retail chains, commercial companies, financial institutions and healthcare providers in the United States, the UK and Ireland, continental Europe and Australia.

For the financial year ended 31 January 2010, Trintech reported revenues from continuing operations of $32.5 million and generated profit before taxation from continuing operations of $2.7 million. Trintech reported total assets of $56.8 million and shareholders equity of $40.9 million as at 31 January 2010.

Trintech is headquartered in Dublin, Ireland, and its principal executive address there is Trintech Group PLC, Block C, Central Park, Leopardstown, Dublin 18, Ireland. Trintech Shareholders and Trintech ADS holders may contact Trintech at +353 1 2939840 or on the World Wide Web at www.trintech.com.

Trintech ADSs, each of which represents two Trintech Shares deposited with the Depositary pursuant to the Deposit Agreement, have been traded in the United States on NASDAQ since September 1999. Trintech ADSs are traded on NASDAQ under the symbol “TTPA”.

14.	RECOMMENDATION

The Board of Trintech, which has been so advised by William Blair, considers the terms of the Acquisition to be fair. In providing its advice, William Blair has taken into account the commercial assessments of the Board of Trintech. In forming its view, the Board of Trintech considered the written opinion of William Blair, dated as of 15 October 2010 that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the Consideration to be offered to Trintech Securityholders pursuant to the Acquisition is fair to such Trintech Securityholders. Accordingly, the Board of Trintech unanimously recommends to Trintech Securityholders to vote in favour of the Acquisition and the Scheme. The members of the Board of Trintech have irrevocably undertaken to vote in favour of the Acquisition and the Scheme in respect of their own beneficial holdings, amounting to 4,076,962 Trintech ADSs (representing 8,153,924 Trintech Shares) which represent approximately 24.1 per cent. of the existing issued share capital of Trintech.

Yours faithfully,

Cyril P. McGuire

Chairman and Chief Executive Officer

PART II—LETTER FROM CERASUS II LIMITED

(Incorporated and registered in Ireland under the Companies Acts 1963-2009 under number 490172)

Board:	Registered Office
Stephen O’Donnell, Christopher T. Mitchell Adam J. Margolin	Fifth Floor, 75 St Stephens Green, Dublin 2 Ireland

2 November 2010

To Trintech Securityholders, and for information only, the Trintech Optionholders and the holders of purchase rights under the Trintech Employee Share Purchase Plan

RECOMMENDED ACQUISITION FOR CASH BY CERASUS OF THE ENTIRE ISSUED AND TO BE ISSUED SHARE CAPITAL OF TRINTECH GROUP PLC

Dear Securityholder,

1.	BACKGROUND TO AND REASONS FOR THE ACQUISITION

On 15 October 2010 the Cerasus Board and Trintech Board announced that they have reached agreement on the terms of a recommended acquisition for cash by Cerasus of the entire issued and to be issued share capital of Trintech at a price of US$6.60 per Trintech ADS (representing US$3.30 per Trintech Share).

Cerasus believes that the Acquisition represents a compelling opportunity for Trintech Securityholders to realise their investment in Trintech at a fair price. Cerasus also believes that the Acquisition represents an attractive investment opportunity for Cerasus in the financial reporting software industry.

Cerasus recognises the significant achievements of the current management team. Cerasus’s intention is to support Trintech in implementing its growth strategy in its core markets and it believes that this next stage of Trintech’s development would be best achieved under private ownership.

2.	INFORMATION ON CERASUS

Cerasus was incorporated in Ireland on 13 October 2010 under the Companies Acts as a private limited company (registered number 490172) and was formed at the direction of Spectrum Equity Associates V, L.P., the general partner of Spectrum Equity Investors V, L.P., for the purpose of implementing the Acquisition. Cerasus is a wholly owned subsidiary of Spectrum Cayman, which is itself controlled by Spectrum Equity Associates V, L.P. the general partner of Spectrum Equity Investors V, L.P. The directors of Cerasus are Stephen O’Donnell, Christopher T. Mitchell and Adam J. Margolin.

3.	INFORMATION ON SPECTRUM EQUITY

Spectrum Equity was founded in 1994 and has raised five private equity investment funds representing approximately $4 billion of committed capital from institutional investors, including public and private pension funds, university endowments, and large financial institutions. Based in Boston, Massachusetts and Menlo Park, California, Spectrum Equity’s investment activity is focused on minority and majority investments in growth companies operating in the information and business services, media, and communications industries.

In recent years Spectrum has been an active investor in companies which help customers identify, quantify and mitigate risk exposures—including RiskMetrics Group, Seisint, and World-Check—and in software, data processing and information service providers such as Ancestry.com, iPay Technologies, Passport Health Communications and SurveyMonkey.

4.	THE CONSIDERATION

Under the terms of the Acquisition, Trintech Securityholders are entitled to receive:

US$6.60 in cash for each Trintech ADS held by Trintech ADS holders (without interest and less any applicable withholding taxes, and ADS cancellation fees of up to US$0.05 per Trintech ADS, if applicable); or

US$3.30 in cash for each Trintech Share held by Trintech Shareholders (without interest and less any applicable withholding taxes).

The Consideration values the entire issued and to be issued share capital of Trintech at approximately US$129.4 million.

The Consideration represents:

•	a premium of approximately 43 per cent. over the Closing Price of US$4.63 per Trintech ADS on 20 September 2010, being the last Business Day prior to the commencement of the Offer Period; and

•	a premium of approximately 61 per cent. over the average Closing Price of US$4.11 per Trintech ADS over the last 12 months prior to the commencement of the Offer Period.

5.	FINANCING OF THE ACQUISITION

The cash payable to Trintech Shareholders under the terms of the Acquisition will be financed out of a combination of existing cash resources in Spectrum Equity Investors V, L.P., Spectrum V Investment Managers’ Fund, L.P. and debt made available to Cerasus by Wells Fargo Capital Finance, LLC and Trintech Group Finance Limited.

Debt Financing

In order to fund the Acquisition Cerasus has entered into the following two facility agreements:

•

Wells Fargo senior facility agreement dated 14 October 2010 between (1) Cerasus II Limited as borrower and (2) Wells Fargo Capital Finance, LLC as agent, arranger and issuing bank in a total sum of US$27 million (the “Senior Facility Agreement”); and

•

Trintech loan agreement dated 15 October 2010 (as amended on 2 November 2010) between (1) Cerasus II Limited as borrower and (2) Trintech Group Finance Limited as lender in a total sum of up to US$47 million (the “Trintech Loan Agreement”).

The Senior Facility Agreement has a term of five years and is being provided for the purpose in paying part of the Consideration of the Acquisition. Following consummation of the Acquisition and, to the extent applicable, completion of certain statutory procedures in Ireland, the lenders under the Senior Facility Agreement will benefit from security over the shares of Trintech issued in connection with re-registering Trintech as a private limited company and over substantially all of the assets of Trintech and its material subsidiaries. The ability of the borrower to repay the Senior Facility Agreement will depend on the performance of the businesses of Trintech and its subsidiaries. The Senior Facility Agreement documents contain certain customary representations and warranties, ongoing conditions, affirmative and negative covenants, financial covenants and events of default. Additionally, the initial drawdown under the Senior Facility Agreement is subject to certain representations being true in all material respects and there being no major default continuing or occurring as a result of the drawdown. The initial drawdown under the Senior Facility Agreement is also conditional on, among other things, the Scheme becoming effective.

The Trintech Loan Agreement is described in paragraph 7 of Part VIII (Material Contracts) of this document.

Equity Financing

Cerasus will fund the balance of the consideration with approximately US$52.5 million of equity financing. 99.53 per cent of Cerasus’s equity financing will be funded from Spectrum Equity Investors V, L.P. private equity fund. 0.47 per cent of Cerasus’s equity financing will be funded from Spectrum V Investment Managers’ Fund, L.P. a co-investment fund owned and controlled by the Spectrum Equity Investor Directors.

The maximum cash payment for the Acquisition is approximately US$126 million which is comprised of (i) approximately US$112 million for the current issued share capital (ii) approximately US$9.5 million for vested Trintech Options and (iii) approximately US$4.5 million for unvested Trintech Options. Outstanding unvested Trintech Options will only be exercised conditionally on the Scheme becoming effective. Any unvested Trintech Options that are exercised and that are in the money before the Options Deadline will receive the Consideration per Trintech Share pursuant to the Scheme, less the exercise price of the Trintech Option. Goodbody Corporate Finance is satisfied that the necessary financial resources are available to Cerasus and Spectrum Equity Investors to satisfy in full the Consideration payable to Trintech Securityholders under the terms of the Acquisition.

6.	DIRECTORS, MANAGEMENT, EMPLOYEES AND TRINTECH’S BUSINESS

Following the Effective Date, Cerasus intends to continue to run the core business of Trintech substantially as it has been run to date. Over time, Cerasus currently anticipates assisting management in evaluating a number of strategic initiatives, including expanding market presence within the XBRL software sector, increasing Trintech’s partner distribution channels, and expanding Trintech’s international business.

Upon the Scheme becoming effective, each Trintech Director intends to resign from the Board of Trintech. Upon the Scheme becoming effective, one or more of the Cerasus Directors or the Spectrum Equity Investors Directors will be appointed to the Board of Trintech.

Pursuant to the Transaction Agreement, Cerasus and Trintech have agreed to certain indemnification rights in favour of each of the former and present directors and officers of Trintech, as described in paragraph 8 of Part I (Letter of Recommendation from the Board of Trintech) of this document.

The Cerasus Board confirm that where management and employees of Trintech have existing employment rights, including pension rights under applicable laws, those rights will be fully safeguarded following the Scheme becoming effective.

Cerasus intends to enter into discussions with members of the senior management of Trintech, in due course, regarding their potential continuing involvement in the on-going business of Trintech. There are no agreements or arrangements between Cerasus and any member of the senior management and no such agreements or arrangements with any member of the senior management will be entered into at the current time and there will be no further discussions prior to the Effective Date. The Acquisition is accordingly not conditional on Cerasus reaching agreement with any members of the senior management.

The Irish office of the Trintech Group currently employs approximately five people who are responsible for executive management including the management of strategy and operations across all the Trintech Group’s businesses, and who are also engaged in Trintech Group’s financial reporting, treasury and company secretarial functions. As a result of the Acquisition, some restructuring and adaptation of these functions may take place, which may result in a reduction in the number of people employed at the Irish office or the closure of the Irish office.

Cerasus has no other current intentions to change the major locations of Trintech’s places of business or to re-deploy Trintech’s fixed assets and no other proposals currently exist to change materially the conditions of employment of Trintech’s employees.

7.	TRINTECH SHARE OPTION PLANS

Cerasus will make appropriate proposals to Trintech Optionholders. Communications will be sent to Trintech Optionholders and participants in the Trintech Employee Share Purchase Plan explaining the implications of the Scheme for them.

Your attention is drawn to the information set out paragraph 9 of Part I (Letter of Recommendation from the Board of Trintech).

8.	UNDERTAKINGS TO VOTE IN FAVOUR OF THE ACQUISITION AND THE SCHEME

The summary of the material provisions of the Irrevocable Undertakings below and elsewhere in this document is qualified in its entirety by reference to the Form of Irrevocable Undertaking of Trintech Directors, a copy of which is attached to this document as Annex C.

Cerasus has received irrevocable undertakings from each of the Trintech Directors to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the Extraordinary General Meeting in respect of all of their beneficial shareholdings of Trintech Shares (and, where applicable, of their connected persons) amounting in aggregate to 4,076,962 Trintech ADSs (representing 8,153,924 Trintech Shares) representing approximately 24.1 per cent. of the existing issued share capital of Trintech.

These irrevocable undertakings will cease to be binding if:

•	The Scheme Document is not posted within the timeframe required by the Takeover Rules or such later time or date as Cerasus and the Company may in writing agree with Panel consent (if required);

•

an announcement is made pursuant to Rule 2.5 of the Takeover Rules on or before the date of the Court Meeting in respect of an offer made by a Non-Participating Third Party for the entire issued and to be issued share capital of the Company and pursuant to the terms of such Non-Participating Third Party competing offer Trintech Shareholders are entitled to receive or elect to receive consideration exceeding $6.60 per Trintech ADS (US$3.30 per Trintech Share) and Cerasus does not make a definitive revised offer to the Company within 96 hours of such announcement which would provide equal or superior financial value to the Trintech Shareholders in comparison to the Non-Participating Third Party competing offer;

•

the Scheme is not implemented, or lapses or is withdrawn and no new, revised or replacement Scheme (or takeover offer) at a price per Trintech ADS equal to or higher than $6.60 per Trintech ADS is announced by Cerasus in accordance with the Takeover Rules at the same time or within 96 hours of the lapse or withdrawal;

•

Cerasus announces, with the consent of any relevant authority (if required) and before the Scheme Document is posted, that it does not intend to proceed with the Scheme and no new, revised or replacement Scheme (or takeover offer as the case may be), at a price per Trintech ADS equal to or higher than $6.60 per Trintech ADS is announced by Cerasus in accordance with the Takeover Rules at the same time or within 96 hours of the initial announcement; or

•

if the Resolutions are not passed at the Extraordinary General Meeting or the Court Meeting, in circumstances where (i) the Company has complied in all material respects with its obligations pursuant to the Transaction Agreement and (ii) the Trintech Directors have complied in all material respects with the terms of their irrevocable undertakings.

•	These irrevocable undertakings will remain binding in case of a competing offer from anyone other than a Non-Participating Third Party or in the event of a switch to a Takeover Offer.

9.	PAYMENT OF SCHEME CONSIDERATION

Upon completion of the Scheme, settlement of the Consideration to which any Scheme Shareholder is entitled under the Acquisition will be effected within 14 days of the Effective Date. Full details of arrangements in connection with the payment of the Consideration are set out at paragraphs 10 and 12 of Part III (Explanatory Statement) of this document.

10.	ACTION TO BE TAKEN

Your attention is drawn to the summary of the action to be taken on pages 14 to 17 of this document.

11.	FURTHER INFORMATION

Your attention is drawn to the information set out in the rest of this document. You are advised to read this document in its entirety.

Yours faithfully,

Christopher T Mitchell

Director

PART III—EXPLANATORY STATEMENT

(IN COMPLIANCE WITH SECTION 202 OF THE ACT)

To Trintech Shareholders, Trintech ADS holders and, for information only, to Trintech Optionholders and Holders of purchase rights under the Trintech Employee Share Purchase Plan

RECOMMENDED ACQUISITION FOR CASH OF TRINTECH GROUP PLC

1.	INTRODUCTION

On 15 October 2010, the Board of Trintech and the Board of Cerasus announced that they had reached agreement on the terms of a recommended acquisition for cash of the entire issued and to be issued share capital of Trintech by Cerasus by way of a Scheme of Arrangement under Section 201 of the Act.

Your attention is drawn to the letter of recommendation from the Board of Trintech in Part I (Letter of Recommendation from the Board of Trintech) of this document, which sets forth the reasons why the directors of Trintech, who have been advised by William Blair, consider the terms of the Acquisition to be fair to Trintech Shareholders and ADS holders taken as a whole and why the Board of Trintech unanimously recommends that all Trintech Shareholders and ADS holders vote in favour of the Acquisition and the Scheme at both the Court Meeting and the EGM, as the directors of Trintech intend to do in respect of their own beneficial holdings of Trintech Shares, which represent, approximately 24.1 per cent. of the existing issued share capital of Trintech. In providing its advice to the directors of Trintech William Blair has taken into account the commercial assessments of the Trintech Directors.

2.	THE ACQUISITION

The Acquisition is to be effected by way of a Scheme of Arrangement between Trintech and the Scheme Shareholders under Section 201 of the Act. The Scheme is set out in full in Part IV (The Scheme of Arrangement) of this document. Under the terms of the Scheme, Cerasus will pay the Consideration to Scheme Shareholders in consideration for the cancellation of their Cancellation Shares and/or the transfer to Cerasus of their Transfer Shares.

If the Scheme is implemented on the Effective Time, all Cancellation Shares will be cancelled pursuant to Sections 72 and 74 of the Act and all Transfer Shares will be transferred to Cerasus in accordance with the Scheme. Trintech will then issue New Trintech Shares to Cerasus in place of the Cancellation Shares and Cerasus will pay the Consideration to former Scheme Shareholders in consideration for the Acquisition. After the Scheme becomes effective, Trintech ADS holders will receive that proportion of the Consideration to which they are entitled directly from the Depositary. As a result of the Scheme, Trintech will become a wholly-owned subsidiary of Cerasus.

The Scheme will require approval by Scheme Shareholders at the Court Meeting, approval by Trintech Shareholders at the EGM and the sanction of the High Court at the Court Hearing. The Court Meeting and the EGM and the nature of the approvals required to be given at the Meetings are described in more detail in paragraph 4 below. All Trintech Shareholders (but not Trintech ADS holders) are entitled to be represented by counsel or a solicitor (at their own expense) at the Court Hearing to support or oppose the sanctioning of the Scheme.

The Acquisition is subject to a number of Conditions (summarised in paragraph 3 below and set out in full in Part V (Conditions of the Acquisition and the Scheme) of this document). The Acquisition can only become effective if the Conditions of the Acquisition have been satisfied or waived on or before the Effective Date in accordance with their respective terms. The Scheme will become effective upon the delivery to the Registrar of Companies of an office copy of the Court Order together with the minute required by Section 75 of the Act and registration of such Court Order by the Registrar of Companies, which, subject to the sanction of the Scheme by the High Court, is expected to occur by 31 December 2010.

3.	THE CONDITIONS

The Acquisition is conditional on, amongst other things, the Scheme becoming effective. The Conditions of the Acquisition and the Scheme are set out in full in Part V (Conditions of the Acquisition and the Scheme) of this document. The implementation of the Scheme is conditional upon:

•

the Scheme becoming effective by not later than 27 January 2011 or such later date as Cerasus and Trintech may (with, if required, the consent of the Panel) agree and, if required, the High Court may allow, failing which the Scheme will lapse;

•

the approval at the Court Meeting (or any adjournment of the Court Meeting) of a majority in number of Trintech Shareholders, present and voting either in person or by proxy, representing three-fourths (75 per cent.) or more in value of the Trintech Shares held by such holders;

•

the passing of certain resolutions by the Trintech Shareholders in connection with and/or as are required to approve or implement the Scheme at the Extraordinary General Meeting (and as set out in the notice convening the Extraordinary General Meeting);

•

the sanction of the Scheme by the High Court and confirmation of the reduction of capital involved therein by the High Court and the delivery of an office copy of the Court Order and the minute required by Section 75 of the Act to the Registrar of Companies and the registration of such Court Order and minute by the Registrar of Companies; and

•

the Conditions, which are not otherwise identified above and which are set out in full in Part V (Conditions of the Acquisition and the Scheme) of this document, being satisfied or waived on or before the sanction of the Scheme by the High Court pursuant to Section 201 of the Act.

4.	CONSENTS AND MEETINGS

The Scheme is subject to the approval by Scheme Shareholders at the Court Meeting as more fully described in paragraph 4.1 of this Part III (Explanatory Statement) and its implementation will also require various approvals of Trintech Shareholders at the separate EGM, as more fully described in paragraph 4.2 of this Part III (Explanatory Statement), both of which will be held at Bewley’s Hotel, Central Park, Leopardstown Dublin 18, Ireland on 29 November 2010. The Court Meeting will start at 11.00 a.m. (Irish Standard Time) and the EGM will start at 11.30 a.m. (Irish Standard Time) (or, if earlier or later, as soon thereafter as the Court Meeting is concluded or adjourned) on that date. The Court Meeting is being held at the direction of the High Court to seek the approval of the Scheme by Scheme Shareholders. The EGM is being convened to enable the directors of Trintech to implement the Scheme and to amend the Trintech Articles, as described below.

Notices of both the Court Meeting and the EGM are set out in Part X (Notice of Court Meeting) and Part XI (Notice of Extraordinary General Meeting of Trintech Group Public Limited Company), respectively, of this document. Entitlement to attend and vote at each Meeting and the number of votes which may be cast at each Meeting will be determined by reference to the Register of Members of Trintech at the Voting Record Time.

As of the Latest Practicable Date, 33,866,219 Trintech Shares were issued and outstanding and there were 80 registered members whose names were registered in the Register of Members of the Company.

4.1	Court Meeting

The Court Meeting has been convened for 11.00 a.m. (Irish Standard Time) on 29 November to enable Scheme Shareholders to consider and, if thought fit, approve the Scheme. At the Court Meeting, voting will be by poll and not a show of hands and each holder of Scheme Shares who is present (in person or by proxy) will be entitled to one vote for each Scheme Share held for the purposes of sub-paragraph (b) below. In order to conduct business at the Court Meeting a quorum must be present. The presence (either in person or by proxy) of three persons entitled to vote at such meeting and together holding not less than one-third (33 1/3 per cent.) of the Trintech Shares in issue, each being a holder of Trintech Shares, a proxy for a holder of Trintech Shares or a duly authorised representative of a corporate holder of Trintech Shares, will constitute a quorum for the transaction of business at the Court Meeting. The approval required at the Court Meeting is that those voting to approve the Scheme must:

(a)	represent a simple majority (more than 50 per cent.) in number of those Scheme Shareholders present and voting in person or by proxy; and

(b)	also represent three-fourths (75 per cent.) or more in value of the Scheme Shares held by those Scheme Shareholders present and voting (in person or by proxy).

It is important that as many votes as possible are cast at the Court Meeting so that the resolution approving the Scheme can be passed and that the High Court may be satisfied that there is a fair representation of Scheme Shareholder opinion when it is considering whether to sanction the Scheme. If you are the registered holder of any Trintech ADSs, you are strongly urged to complete and return your ADS Voting Instruction Card as soon as possible. If you are the registered holder of any Scheme Shares, you are strongly urged to complete and return your White Form of Proxy for the Court Meeting as soon as possible.

4.2	Extraordinary General Meeting

In addition, the EGM has been convened for 11.30 am (Irish Standard Time) on 29 November (or, if earlier or later, as soon thereafter as the Court Meeting is concluded or adjourned). A quorum must be present in order to conduct any business at the EGM. Trintech’s Articles provide that the presence at the EGM (either in person or by proxy) of three persons entitled to vote at such meeting and together holding not less than one-third (33 1/3 per cent.) of the Trintech Shares in issue, each being a holder of Trintech Shares, a proxy for a holder of Trintech Shares, or a duly authorised representative of a corporate holder of Trintech Shares, constitutes a quorum for the transaction of business. At the EGM, the Trintech Shareholders will consider and, if thought fit, pass the following resolutions (which in the case of special resolutions requires a vote in favour of not less than three-fourths (75 per cent.) of the votes cast and in the case of ordinary resolutions requires a majority (more than 50 per cent.) of the votes cast):

Resolution 1—Ordinary Resolution

To approve the Scheme and to authorise the directors of Trintech to take such action as they consider necessary or appropriate to carry the Scheme into effect.

Resolution 2—Special Resolution

To approve the cancellation of the Cancellation Shares.

Resolution 3—Ordinary Resolution

To authorise the directors of Trintech to issue relevant securities pursuant to Section 20 of the Companies (Amendment) Act 1983 and to apply the reserve in the books arising upon the cancellation described above in paying up in full at par New Trintech Shares.

Resolution 4—Special Resolution

To amend the Trintech Articles to ensure that any Trintech Shares issued under the Trintech Share Option Plans or the Trintech Employee Share Purchase Plan, or otherwise between the Voting Record Time and 5.00 p.m. (US Eastern Time) on the last Business Day before the date on which the Court Order is made will be subject to the Scheme. It is also proposed to amend the Trintech Articles so that any Trintech Shares issued to any person (other than Cerasus) after 5.00 p.m. (US Eastern Time) on the Business Day before the date on which the Court Order is made will become transferable to Cerasus on the same terms as under the Scheme (i.e. the person will receive US$3.30 in cash for each Trintech Share issued to them and acquired by Cerasus).

These amendments are designed to avoid any person (other than Cerasus) being left with Trintech Shares after dealings in Trintech Shares have ceased on NASDAQ (which is currently expected to occur at the close of business (US Eastern Time) on the Business Day before the Effective Time). Resolution 4, set out in the notice of EGM in Part XI (Notice of Extraordinary General Meeting of Trintech Group Public Limited Company) of this document, seeks the approval of Trintech Shareholders for such amendments.

Resolution 5—Ordinary Resolution

To approve a proposal to adjourn the EGM, if necessary, to solicit additional proxies in favour of approval of the resolutions to be considered at the EGM. Trintech is submitting a proposal for consideration at the EGM to authorise the Chairman of the EGM to approve one or more adjournments of the EGM if there are not sufficient votes to approve the resolutions to be considered at the EGM at the time of the EGM. Even though a quorum may be present at the EGM, it is possible that Trintech may not have received sufficient votes to approve the resolutions to be considered at the EGM by the time of the EGM. In that event, Trintech would determine to adjourn the EGM in order to solicit additional proxies. The adjournment proposal relates only to an adjournment of the EGM for purposes of soliciting additional proxies to obtain the requisite Trintech Shareholder approval to approve the resolutions to be considered at the EGM. Any other adjournment of the EGM (e.g., an adjournment required because of the absence of a quorum) would be voted upon pursuant to the discretionary authority granted by the proxy. To approve the adjournment proposal, a majority of the outstanding Trintech Shares present or represented at the EGM and entitled to vote, which includes abstentions, must vote in favour of the proposal.

4.3	Court Hearing

Subject to the approval of the resolutions proposed at the Meetings, the Court Hearing will take place on or about 17 December 2010. Each Trintech Shareholder (but not a Trintech ADS holder) is entitled to be represented by counsel or a solicitor (at their own expense) at the Court Hearing to support or oppose the sanctioning of the Scheme.

4.4	Form of ADS Voting Instruction Card and Forms of Proxy

Trintech ADS holders are strongly urged to complete and return their ADS Voting Instruction Card as soon as possible and, in any event, no later than 5.00 p.m. (United States Eastern Time) on 23 November 2010. If the Depositary does not receive your ADS Voting Instruction Card by such date, the Depositary will not vote your Trintech ADSs.

Scheme Shareholders and Trintech Shareholders have been sent a White Form of Proxy for the Court Meeting and a Blue Form of Proxy for the EGM, respectively. Scheme Shareholders and Trintech Shareholders are strongly urged to complete and return their Forms of Proxy, as soon as possible and, in any event, no later than 11.00 a.m. (Irish Standard Time) on 27 November 2010 in the case of the White Form of Proxy for the Court Meeting and 11.30 a.m. (Irish Standard Time) on 27 November 2010 in the case of the Blue Form of Proxy for the EGM. The White Form of Proxy for the Court Meeting (but NOT the Blue Form of Proxy for the EGM) may also be handed to the Chairman of the Court Meeting before the start of the Court Meeting on 29 November 2010 and will still be valid.

4.5	Abstentions and Broker Non-Votes

Your broker will be permitted to vote your Trintech ADSs or Trintech Shares only if you instruct your broker how to vote. If you are a Trintech Shareholder (but not a Trintech ADS holder) and have previously provided your broker with absolute discretion to vote at all times on Trintech Shareholder votes, then your broker will be able to vote your Trintech Shares unless you instruct your broker otherwise. If your broker does not have absolute discretion to vote on your behalf, or you are a Trintech ADS holder and you wish to instruct your broker to vote on your behalf, you should follow the procedures provided by your broker regarding the voting of your Trintech ADSs or Trintech Shares. If your broker does not have absolute discretion and you do not provide instructions to your broker to vote in favour of the Scheme, your Trintech ADSs or Trintech Shares (as the case may be) will not be voted, which will increase the likelihood of the Scheme being defeated and the Acquisition not proceeding.

5.	STRUCTURE OF THE SCHEME

It is proposed that, under the Scheme, the Cancellation Shares will be cancelled pursuant to Sections 72 and 74 of the Act and all Transfer Shares will be transferred to Cerasus. New Trintech Shares will be issued to Cerasus (and/or its nominee(s)) by the capitalisation of the reserve arising from the cancellation of the Cancellation Shares. As a result of these arrangements, Trintech will become a wholly-owned subsidiary of Cerasus.

Trintech Shareholders who are subject to the Scheme will receive the Consideration. Trintech Shares issued after 5.00 p.m. (US Eastern Time) on the Business Day before the date on which the Court Order is made will not be subject to the Scheme. Accordingly, it is proposed that the Trintech Articles be amended so that Trintech Shares issued after 5.00 p.m. (US Eastern Time) on the Business Day before the date on which the Court Order is made (other than to Cerasus) will be automatically transferred to Cerasus on the same terms as under the Scheme.

It is expected that the Scheme will become effective and that the Acquisition will be completed by 31 December 2010. The Scheme can only become effective if all the Conditions to which the Scheme is subject have been satisfied or waived by no later than 27 January 2011 or such later date (if any) as Trintech and Cerasus may, with (if required) the consent of the Panel, agree and (if required) the High Court may allow. The Scheme will become effective upon an official copy of the Court Order together with the minute approved by the High Court in respect of the capital reduction being registered by the Registrar of Companies and the issue of a certificate of registration of the Court Order. Once the Scheme becomes effective, its terms will be binding on all Trintech Shareholders, irrespective of whether they attended the Court Meeting and irrespective of the manner in which they voted.

6.	BOARD, MANAGEMENT AND EMPLOYEES

Upon the Scheme becoming effective, each of the Trintech Directors intend to resign from the Board of Trintech. Upon the Scheme becoming effective, one or more of the Cerasus Directors or the Spectrum Equity Investors Directors will be appointed to the Board of Trintech.

Pursuant to the Transaction Agreement, Cerasus and Trintech have agreed to certain indemnification rights in favour of each of the former and present directors and officers of Trintech, as described in paragraph 8 of Part I (Letter of Recommendation from the Board of Trintech) of this document.

The Cerasus Board has also confirmed that where management and employees of Trintech have existing employment rights, including pension rights under applicable laws, those rights will be fully safeguarded following the Scheme becoming effective.

Cerasus has indicated that it intends to enter into discussions with members of the senior management of Trintech, in due course, regarding their potential continuing involvement in the on-going business of Trintech. There are no agreements or arrangements between Cerasus and any member of the senior management and no such agreements or arrangements with any member of the senior management will be entered into at the current time and there will be no further discussions prior to the Effective Date. The Acquisition is accordingly not conditional on Cerasus reaching agreement with any members of the senior management.

7.	TRINTECH SHARE OPTION PLANS AND TRINTECH EMPLOYEE SHARE PURCHASE PLAN

Trintech Share Option Plans

The rules of the Trintech Share Option Plans provide that on a takeover of Trintech all unvested Trintech Options may be accelerated and Trintech Optionholders may be required to exercise outstanding Trintech Options within such time and subject to such conditions as the Trintech Options Committee shall determine. In accordance with the rules of the Trintech Share Option Plans it is intended the Trintech Options Committee shall determine that:

•	subject to and conditional upon the Scheme becoming effective, all unvested Trintech Options shall accelerate so that they become vested and exercisable; and

•

all Trintech Options must be exercised (by straightforward exercise or by exercise conditional upon the Scheme becoming effective) on or before the Options Deadline and any Trintech Options not so exercised at or before the Options Deadline shall automatically lapse at the Effective Time.

Where Trintech Options are already vested and exercisable, Trintech Shares (as evidenced by Trintech ADSs as appropriate) issued on the exercise of Trintech Options before the Options Deadline shall constitute Scheme Shares and shall participate in the Scheme.

Where Trintech Options are exercised conditionally on the Scheme becoming effective the resulting Trintech Shares (as evidenced by Trintech ADSs as appropriate) shall be acquired by Cerasus under the amendments to the Trintech Articles to be proposed at the EGM for the same price per Trintech ADS or Trintech Share as under the Scheme. These Trintech Optionholders will exercise their Trintech Options using a cashless exercise facility (under which they will undertake to pay Trintech the exercise price for their Trintech Options and direct that such undertaking will be satisfied out of the proceeds of sale of their Option Shares).

Communications will be sent to Trintech Optionholders explaining the implications of the Scheme for them.

Trintech Employee Share Purchase Plan

In accordance with the rules of the Trintech Employee Share Purchase Plan, the Board of Trintech shall pass a resolution determining that subject to and conditional on the Scheme becoming effective the current offering period under the Trintech Employee Share Purchase Plan shall be terminated on the Effective Date and all purchase rights currently outstanding under that plan shall be automatically exercised at the Effective Date. Any resulting Trintech Shares issued (as evidenced by Trintech ADSs as appropriate) shall be acquired by Cerasus under the amendments to the Trintech Articles to be proposed at the EGM for the same price per Trintech ADS or Trintech Share as under the Scheme.

Communications will be sent to participants in the Trintech Employee Share Purchase Plan explaining the implications of the Scheme for them.

8.	THE TRINTECH DIRECTORS AND THE EFFECT OF THE SCHEME ON THEIR INTERESTS

8.1	Interests Held by Directors

The effect of the Scheme on the interests of the Trintech Directors does not differ from its effect on the like interests of other persons, except as disclosed in this paragraph 8. There are no agreements or arrangements between Cerasus and senior management and no such agreements or arrangements with senior management will be entered into at the current time and there will be no further discussions prior to the Effective Time. The Acquisition is accordingly not conditional on Cerasus reaching agreement with senior management.

The names of the Trintech Directors are listed below. The address of each person listed in the table below is c/o Trintech Group Plc, Block C, Central Park, Leopardstown, Dublin 18, Ireland.

Name	Title
Cyril P. McGuire	Chairman, Chief Executive Officer and Director
R. Paul Byrne	President and Director
Kevin C. Shea	Non-Executive Director
Robert M. Wadsworth	Non-Executive Director
Trevor D. Sullivan	Non-Executive Director
Dr. Jim Mountjoy	Non-Executive Director

The interests of Trintech Directors in the share capital of Trintech and in the Trintech Share Option Plans are set out in paragraph 6.2 of Part VIII (Additional Information) of this document. All securities of Trintech purchased or sold within the last 12 months, the dates on which they were purchased or sold and the amount purchased or sold on each date are set out in paragraph 6.3 of Part VIII (Additional Information) of this document.

Trintech Options held by Trintech Directors under the Trintech Share Option Plans will be treated in a similar manner to all other Trintech Optionholders (including the vesting of all unvested options in connection with the Scheme), as set out in paragraph 7 of this Part III (Explanatory Statement).

Trintech Directors holding unexercised Trintech Options which are exercised as of the Effective Date will receive cash payments for the Option Shares sold to Cerasus upon the consummation of the Scheme in the approximate amounts (before withholding for applicable taxes) indicated in the following table:

Name	Title	Number of Trintech Options	Weighted Average Trintech Option Exercise Price (US$)	Approximate Trintech Option Settlement Amount (US$)
Cyril P. McGuire	Chairman and Chief Executive Officer and Director	204,167	3.441431	644,876
R. Paul Byrne	President and Director	567,294	3.906043	1,528,266
Kevin C Shea	Non-Executive Director	155,000	3.244194	520,150
Robert M. Wadsworth	Non-Executive Director	140,000	3.116071	487,750
Trevor D. Sullivan	Non-Executive Director	140,000	3.116071	487,750
Dr. Jim Mountjoy	Non-Executive Director	164,000	3.479329	511,790

Total		1,370,461	n/a	4,180,582

8.2	Insurance and Indemnification of Trintech’s Officers and Directors

In connection with the Acquisition, the officers and directors of Trintech will be entitled to certain indemnification rights,, advancement of expenses and director’s and officers’ liability insurance that will survive completion of the Acquisition, as described in paragraph 8 of part I of this document (Letter from the Chairman of Trintech).

9.	TAXATION

Your attention is drawn to paragraphs 9 and 10 of Part VIII (Additional Information) of this document, headed “Irish Taxation” and “US Federal Income Tax Consequences,” respectively. If you are in any doubt as to your own tax position, or if you require more detailed information or if you are subject to taxation in any jurisdiction other than Ireland or the United States, you should consult an independent financial advisor immediately.

10.	SETTLEMENT, LISTING AND DEALINGS

If the Scheme is approved by the High Court, a request will be made to cancel the quotation of Trintech ADSs on NASDAQ. The last day of dealings in Trintech ADSs on NASDAQ is currently expected to be the last Business Day before the Effective Date.

No transfers of Trintech Shares (other than transfers to Cerasus) will be registered after the Scheme Record Time. At the Effective Time, share certificates in respect of Trintech Shares will cease to be of value and should, if so requested by Trintech or its agents, be sent to Trintech for cancellation.

10.1	Consideration

Subject to the Acquisition becoming effective, settlement of the Consideration to which any Trintech Shareholder is entitled under the Scheme will be despatched within 14 days of the Effective Date by ordinary post (or by such other manner as the Panel may approve). Such cash payments will be made in US dollars by cheque.

Details in respect of the settlement of the Consideration to which any Trintech ADS holder is entitled are set out in paragraph 12 of this Part III (Explanatory Statement).

Trintech ADS holders and Trintech Shareholders at the Scheme Record Time will receive their relevant proportion of the Consideration in US dollars. All payments will be rounded down to the nearest whole US cent and will be reduced by the amount of any withholding taxes and ADS cancellation fees of up to $0.05 per Trintech ADS, if applicable.

Cerasus has confirmed that, except with the consent of the Panel, any payment to which a Trintech Shareholder is entitled to receive from Cerasus will be implemented in full without regard to any lien, right of set-off, counter claim or other analogous right to which Cerasus may be, or claim to be, entitled against such Trintech Shareholder.

All documents and remittances sent to Trintech ADS holders or Trintech Shareholders (or in accordance with their directions) will be despatched at their own risk.

Trintech ADS holders should read paragraph 12 of this Part III (Explanatory Statement), which contains further important information which is relevant to them.

10.2	Certain Effects of the Scheme

If the Scheme becomes effective, Trintech will become a wholly owned subsidiary of Cerasus and Trintech Securityholders will not have an opportunity to continue their equity interest in Trintech as an ongoing corporation and, therefore, will not have the opportunity to share in its future earnings, dividends or growth, if any.

11.	OVERSEAS SHAREHOLDERS

As regards Overseas Shareholders, the Acquisition may be affected by the laws of the relevant jurisdictions. Such Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of Overseas Shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

This document has been prepared for the purposes of complying with the laws of Ireland and the United States and the Takeover Rules and the rules of the Securities and Exchange Commission, respectively (to the extent applicable), and the information disclosed may be different from that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside Ireland and the United States.

Overseas Shareholders are encouraged to consult their local tax advisor.

12.	TREATMENT OF TRINTECH ADSs

Each Trintech ADS represents two Trintech Shares. The Bank of New York Mellon, as Depositary, holds the Trintech Shares underlying the Trintech ADSs. Accordingly, the Depositary, as a Trintech Shareholder, will, be entitled to US$3.30 for every Trintech Share held by it at the Scheme Record Time.

As soon as practicable after the Effective Date, the Trintech Shares underlying the Trintech ADSs will be cancelled and the American Depositary Receipts evidencing the Trintech ADSs will be required to be surrendered to the Depositary in order for the holders thereof to receive their entitlements under the Scheme (without interest and less any withholding taxes and ADS cancellation fees of up to $0.05 per Trintech ADS, if applicable). Trintech ADS holders will receive their relevant proportion of the Consideration (without interest and less any withholding taxes and ADS cancellation fees of up to $0.05 per Trintech ADS, if applicable) in US dollars. All payments will be rounded down to the nearest whole US cent. Trintech ADS holders, who hold their Trintech ADSs in certificated form, will need to surrender their certificates to the Depositary prior to receiving their proportion of the Consideration. When you are required to return your Trintech ADS certificates, you will be notified.

All cheques shall be sent to Trintech ADS holders at their own risk and will be sent by post either to the holder’s address as set out on the register of Trintech ADS holders at the Scheme Record Time or to such other address of the holder as is notified as a change in writing by Trintech ADS holders to the Depositary prior to the Effective Date and in the case of joint holders, to the holder whose name stands first in such register in respect of the joint holdings concerned.

It should be noted Trintech ADSs holders will not be entitled to attend the Meetings or to be represented at the Court Hearing. The Depositary will vote in accordance with the instructions it receives from Trintech ADS holders. Details of how Trintech ADS holders can instruct the Depositary to vote are contained in the enclosed ADS Voting Instruction Card. It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the High Court may be satisfied that there is a fair representation of Scheme Shareholder opinion. You are, therefore, strongly urged to sign and return the ADS Voting Instruction Card to the Depositary as soon as possible to ensure that the Depositary represents your Trintech ADSs at the Meetings.

Trintech ADSs holders who wish to attend the Court Meeting and/or the EGM or to be present at the Court Hearing should take steps to present their Trintech ADSs to the Depositary for cancellation and delivery of Trintech Shares so as to become holders of record of Trintech Shares prior to the relevant Voting Record Time for the Court Meeting or the EGM or prior to the Court Hearing (as the case may be). The date for the Court Meeting and the EGM is 29 November 2010. If Trintech ADS holders wish to attend the Court Meeting and/or the EGM, they must present their Trintech ADSs to the Depositary for cancellation as early as possible, although, regardless of the time of such presentation, no guarantee can be given by the Depositary that it will be able to procure that the relevant Trintech ADS holder becomes a holder of record of Trintech Shares in time for the relevant Meetings or the Court Hearing. Subject to the approval of the resolutions proposed at the Meetings, the Court Hearing will take place on or about 17 December 2010.

13.	ACTION TO BE TAKEN

Your attention is drawn to the summary of the action to be taken on pages 14 to 17 of this document.

14.	FURTHER INFORMATION

Your attention is drawn to the conditions and further terms of the Acquisition set out in the remaining parts of this document, all of which form part of this document.

PART IV—THE SCHEME OF ARRANGEMENT

THE HIGH COURT

IN THE MATTER OF TRINTECH GROUP PUBLIC LIMITED COMPANY

AND IN THE MATTER OF THE COMPANIES ACTS 1963 TO 2009

SCHEME OF ARRANGEMENT

(UNDER SECTION 201 OF THE COMPANIES ACT 1963)

BETWEEN

TRINTECH GROUP PUBLIC LIMITED COMPANY

AND

THE HOLDERS OF THE SCHEME SHARES

(AS HEREINAFTER DEFINED)

PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“Act”, the Companies Act 1963 of Ireland, as amended;

“Business Day”, any day other than a Saturday, Sunday or public holiday in Ireland or the State of New York;

“Cancellation Record Time”, 5.00 p.m. (US Eastern Time) on the Business Day before the High Court hearing to sanction the Scheme;

“Cancellation Shares”,

(i)	the Trintech Shares in issue at the date of the Circular;

(ii)	any Trintech Shares issued after the date of the Circular and before the Voting Record Time; and

(iii)	any Trintech Shares issued at or after the Voting Record Time and before the Cancellation Record Time on terms that the Holder thereof shall be bound by the Scheme, or in respect of which the original or any subsequent Holder thereof agrees in writing to be bound by the Scheme;

but excluding the Transfer Shares and the Designated Shares;

“Cerasus”, Cerasus II Limited a company incorporated in Ireland under number 490172;

“Circular”, the document dated 2 November 2010 sent to Trintech Shareholders (and for information only, to Trintech Optionholders and holders of purchase rights under the Trintech Employee Share Purchase Plan) of which this Scheme forms part;

“Consideration”, the cash consideration of US$3.30 per Trintech Share payable to Scheme Shareholders for each Trintech Share cancelled or transferred pursuant to the Scheme or such other cash consideration (which may only be higher than US$3.30 per Trintech Share) which may be agreed by Cerasus and the Trintech Directors as may be approved or imposed by the High Court or the Panel (to the extent required in each case);

“Court Meeting”, the meeting or meetings of the Scheme Shareholders (and any adjournment thereof) convened by order of the High Court pursuant to Section 201 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment);

“Court Order”, the order or orders of the High Court sanctioning the Scheme under Section 201 of the Act and confirming the reduction of share capital which forms part of it under Sections 72 and 74 of the Act;

“Designated Shares”, means the seven Trintech Shares to be held by nominees appointed by Cerasus on behalf of Cerasus, in each case from a date prior to the date on which the Court Meeting is held;

“Effective Date”, the date on which this Scheme becomes effective in accordance with its terms;

“Extraordinary General Meeting” or “EGM”, the extraordinary general meeting of the Trintech Shareholders to be convened in connection with the Scheme, expected to be held on the same day as the Court Meeting (and any adjournment thereof);

“Forms of Proxy”, the White form of proxy for the Court Meeting, and the Blue form of proxy for the EGM, as the context may require;

“High Court”, the High Court of Ireland;

“Holder”, in relation to any Trintech Share, the Member whose name is entered in the Register of Members as the holder of the Share and “Joint Holders” shall mean the Members whose names are entered in the Register of Members as the joint holders of the Trintech Share, and includes any person(s) entitled by transmission;

“Irish Standard Time”, Irish Standard Time as set out in the Standard Time (Amendment) Act 1971 and the Summer Time Act 1925;

“Member”, a member of the Company on its Register of Members at any relevant date;

“New Trintech Shares”, the Trintech Shares to be issued credited as fully paid up to Cerasus and/or its nominees pursuant to the Scheme;

“Panel” means the Irish Takeover Panel a public company formed under the Irish Takeover Panel Act 1997 (as amended);

“Reduction of Capital”, the reduction of the issued share capital of the Company by the cancellation of the Cancellation Shares to be effected as part of the Scheme as referred to in Clause 1.1 of this Scheme;

“Register of Members”, the register of members maintained by the Company pursuant to the Act;

“Registrar”, the Registrar of Companies in Dublin, Ireland;

“Restricted Jurisdiction”, any jurisdiction in respect of which it would be unlawful for the Circular or the related Forms of Proxy to be released, published or distributed, in whole or in part, including for the avoidance of doubt, Canada, South Africa, Australia and Japan;

“Restricted Overseas Shareholder”, a Shareholder (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any Shareholder whom Trintech believes to be in, or resident in, a Restricted Jurisdiction;

“Scheme” or “Scheme of Arrangement”, the proposed scheme of arrangement under Section 201 of the Act and the capital reduction under Sections 72 and 74 of the Act with or subject to any modifications, additions or conditions approved or imposed by the High Court and agreed by Cerasus and Trintech;

“Scheme Record Time”, 5.00 p.m. (US Eastern time) on the last Business Day before the Effective Date;

“Scheme Shareholder”, a Holder of Scheme Shares;

“Scheme Shares”, the Cancellation Shares and the Transfer Shares;

“Transfer Shares”, the Trintech Shares issued at or after the Cancellation Record Time and at or before the Scheme Record Time excluding, for the avoidance of doubt, the Designated Shares;

“Trintech” or the “Company”, Trintech Group Plc incorporated in Ireland with registered number 148294;

“Trintech ADS”, American Depositary Shares each representing two Trintech Shares;

“Trintech Directors”, the directors of Trintech from time to time;

“Trintech Optionholders”, the holders of Trintech Options;

“Trintech Options”, options to subscribe for Trintech Shares (as evidenced by Trintech American Depositary Shares as appropriate) pursuant to the Trintech Share Option Plans;

“Trintech Share” or “Trintech Shares”, ordinary shares of US$0.0027 each in the share capital of the Company;

“Trintech Shareholders” or “Shareholders”, holders of Trintech Shares;

“Trintech Share Option Plans”, the Trintech Group Limited Share Option 1997 Scheme, the Trintech Group plc Directors and Consultants Share Option Scheme, the Trintech Group plc Share Option Plan 2007 and the Trintech Group plc Share Option Plan for Directors and Consultants 2007;

“US” or “United States”, the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and any other territory subject to its jurisdiction;

“US$”, United States dollars; and

“US Eastern Time”, United States Eastern Standard Time as observed in the US;

“Voting Record Time”, 11.00 a.m. (Irish Standard Time) on the Business Day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 48 hours before the time set for any such adjourned meeting.

(B)	The authorised share capital of the Company at the date of this Scheme is US$297,000 divided into 100,000,000 Trintech Shares and 10,000,000 Series B Preference Shares of US$0.0027 each. As at the date hereof, 33,866,219 Trintech Shares have been issued and are credited as fully paid.

(C)	Cerasus has agreed to appear by counsel on the hearing of the petition to sanction this Scheme and to submit thereto. Cerasus undertakes to the High Court to be bound by and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

THE SCHEME

1.	Cancellation of the Cancellation Shares

1.1	Pursuant to sections 72 and 201 of the Act and Article 47 of the Articles of Association of the Company, the issued share capital of the Company shall be reduced by cancelling and extinguishing all of the Cancellation Shares without thereby reducing the authorised share capital of the Company.

1.2	Forthwith and contingently upon the Reduction of Capital referred to in Clause 1.1 taking effect:

1.2.1	the issued share capital of the Company shall be increased to its former amount by the allotment of such number of New Trintech Shares as shall be equal to the number of Cancellation Shares, with each such New Trintech Share having the same rights as the Cancellation Shares so cancelled; and

1.2.2	the reserve arising in the Company’s books of account as a result of the said Reduction of Capital shall be capitalised and applied in paying up in full at par the New Trintech Shares allotted pursuant to Clause 1.2.1, which shall be allotted and issued credited as fully paid to Cerasus and/or its nominee(s) (to hold on bare trust for Cerasus).

1.3	Such New Trintech Shares shall be allotted and issued to Cerasus and/or its nominee(s) (to hold on bare trust for Cerasus) credited as fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever.

2.	Acquisition of Transfer Shares

Contingently upon and immediately following the cancellation of the Cancellation Shares becoming effective in accordance with the terms of this Scheme, the allotment of the New Trintech Shares referred to in Clause 1.2.1 of this Scheme and the registration of such New Trintech Shares in the name of Cerasus and/or its nominee(s) (to hold on bare trust for Cerasus), Cerasus shall automatically, and without any further action required, acquire the Transfer Shares (including the legal and beneficial interest therein) of each Holder appearing in the Register of Members at the Scheme Record Time as the Holder of Transfer Shares fully paid, free from all liens, equities, charges, encumbrances and other interests and together with all and any rights at the date of this Scheme or thereafter attached thereto including voting rights and the right to receive and retain in full all dividends and other distributions declared, paid or made thereon, on the Effective Date.

3.	Consideration for the Cancellation Shares, the Transfer Shares and the allotment of the New Trintech Shares

3.1	In consideration for the cancellation of the Cancellation Shares pursuant to Clause 1.1, the transfer of the Transfer Shares pursuant to Clause 2 and the allotment and issue of the New Trintech Shares as provided in Clause 1.2, Cerasus shall pay the Consideration to each Holder appearing in the Register of Members at the Scheme Record Time as the Holder of Scheme Shares in accordance with the provisions of Clause 4 below.

3.2	Neither Cerasus nor the Company shall be liable to any Scheme Shareholder for any cash payment, dividend or distribution with respect to Scheme Shares delivered to a public official in compliance with any abandoned property, escheat or law permitting attachment of money or property or similar law.

4.	Settlement of Consideration

4.1	Not later than 14 days after the Effective Date, Cerasus shall deliver or procure the delivery to the persons entitled thereto, or otherwise as they may direct, cheques for the Consideration payable to them in accordance with Clause 3.1 payment otherwise in accordance with any dividend mandate in place pursuant to Clause 4.4. All payments shall be made in US dollars ($).

4.2	All deliveries of cheques required to be made pursuant to this Scheme shall be effected by sending the same through the post in prepaid envelopes addressed to the persons entitled thereto at their respective registered addresses as appearing in the Register of Members at the Scheme Record Time (or, in the case of Joint Holders, at the registered address, as appearing in the said Register at such time, of that one of the Joint Holders whose name then stands first in the said Register in respect of such joint holding) or in accordance with any special instructions regarding communications, and neither the Company nor Cerasus shall be responsible for any loss or delay in the transmission of any cheques sent in accordance with this Clause, which shall be sent at the risk of the persons entitled thereto.

4.3	All cheques shall be made payable to the Holder or, in the case of Joint Holders, to the first named Holder of the Scheme Shares concerned and the encashment of any such cheque shall be a complete discharge to the Company and Cerasus for the moneys represented thereby.

4.4	Each mandate in force on the Effective Date relating to the payment of dividends or other distributions on any Scheme Shares and other instructions given to the Company by holders of Scheme Shares shall, unless notice of revocation of such instructions is received by Trintech prior to the Scheme Record Time, be deemed to be an effective mandate or instruction to Cerasus to pay and despatch the Consideration payable under Clause 3 in accordance with such mandate.

5.	Overseas Shareholders

5.1	The provisions of Clauses 2, 3 and 4 shall be subject to any prohibition or condition imposed by law.

5.2

Notwithstanding the provisions of Clause 5.1, Trintech retains the right to permit the release, publication or distribution of the Circular or the Forms of Proxy to any Restricted Overseas Shareholder who satisfies

Trintech (in its sole discretion) that doing so will not infringe the laws of the relevant Restricted Jurisdiction, or require compliance with any governmental or other consent or any registration, filing or other formality that Trintech is unable to comply with or regards as unduly onerous to comply with.

6.	The Effective Date

6.1	This Scheme shall become effective as soon as an office copy of the Court Order and a copy of the minute required by Section 75 of the Act shall have been duly delivered by the Company to the Registrar of Companies for registration and registered by him, all of which deliveries shall be subject to Clause 6.3.

6.2	Unless this Scheme shall have become effective on or before 27 January 2011, or such later date (if any) as the Company and Cerasus may agree, with the consent of the Panel and/or the High Court (where required), it shall not proceed and all undertakings given to the Court in respect of the Scheme shall be deemed to have lapsed with immediate effect.

6.3	The Company and Cerasus have agreed that in certain circumstances the necessary actions to seek sanction of this Scheme may not be taken.

7.	Modification

The Company and Cerasus may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or any condition that the High Court may approve or impose.

8.	Costs

The Company is authorised and permitted to pay all the costs and expenses relating to the negotiation, preparation, approval and implementation of the Scheme.

9.	Governing Law

The Scheme shall be governed by, and construed in accordance with, the laws of Ireland. The Company and the Scheme Shareholders hereby agree that the High Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding or to settle any dispute which may arise in relation thereto.

Dated: 2 November 2010

PART V—CONDITIONS OF THE ACQUISITION AND THE SCHEME

The Acquisition and Scheme comply with the Takeover Rules and, where relevant, the rules and regulations of NASDAQ and is subject to the terms and conditions set out in this document. The Acquisition and Scheme are governed by the laws of Ireland and are subject to the exclusive jurisdiction of the courts of Ireland, which exclusivity shall not limit the right to seek provisional or protective relief in the courts of another state during or after any substantive proceedings have been instituted in Ireland, nor shall it limit the right to bring enforcement proceedings in another state on foot of an Irish judgment.

The Acquisition and Scheme will be subject to the following conditions:

1.	The Acquisition will be conditional upon the Scheme becoming effective and unconditional by not later than 27 January 2011 (or such earlier date as may be specified by the Panel, or such later date as Cerasus and Trintech may, with (if required) the consent of the Panel, agree and (if required) the High Court may allow).

The Scheme will be conditional upon:

1.1.	the approval of the Scheme by a majority in number representing three-fourths (75%) or more in value of the holders of Trintech Shares at the Voting Record Time, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting);

1.2.	such resolution(s) by the Trintech Shareholders in connection with and/or required to approve or implement the Scheme and set out in the notice convening the Extraordinary General Meeting being duly passed by the requisite majority at the Extraordinary General Meeting (or at any adjournment of such meeting); and

1.3.	the sanction (with or without modification) of the Scheme and the confirmation of the reduction of capital involved therein by the High Court and office copies of the High Court Order and the minute required by section 75 of the Act in respect of the reduction, being delivered for registration to the Registrar of Companies and registration of the Court Order and minute confirming the reduction of capital involved in the Scheme by the Registrar of Companies.

2.	Trintech and Cerasus have agreed that, subject to paragraph 3 of this Appendix I, the Acquisition will also be conditional upon the following matters having been satisfied or waived on or before the sanction of the Scheme by the High Court pursuant to Section 201 of the Act:

2.1.	no Third Party having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any such action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, decision or order and there not continuing to be outstanding any statute, regulation, decision or order or having withheld any consent or having taken or having one or having decided to do or take any other steps which would or is reasonably likely to:

2.1.1.	make the Acquisition, its implementation or the acquisition of any Trintech Shares or any of the assets of Trintech by any member of the Wider Cerasus Group, void, unenforceable or illegal under the laws of any jurisdiction or otherwise directly or indirectly restrain, revoke, restrict, prohibit, delay or otherwise interfere with the implementation of the same beyond 30 June 2011, or impose additional material conditions or obligations with respect to, or otherwise challenge or require material amendment of the Acquisition;

2.1.2.	require, prevent or delay the divestiture or materially alter the terms envisaged for any proposed divestiture by any member of the Wider Cerasus Group or by any member of the Wider Trintech Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof, which in any such case is material in the context of (as the case may be) the Wider Cerasus Group or the Wider Trintech Group taken as a whole;

2.1.3.	impose any limitation lasting beyond 30 June 2011 on, or result in a delay beyond 30 June 2011 in, the ability of any member of the Wider Cerasus Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of the Trintech Shares or other securities (or the equivalent) in Trintech or on the ability of any member of the Wider Trintech Group or any member of the Wider Cerasus Group to hold or exercise effectively directly or indirectly any rights of ownership of shares or other securities in or to exercise management control over any member of the Wider Trintech Group, which in any such case is material in the context of the Wider Trintech Group taken as a whole;

2.1.4.	require any member of the Wider Cerasus Group or the Wider Trintech Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider Trintech Group or any asset owned by any third party (other than in the implementation of the Acquisition);

2.1.5.	require, prevent or delay a divestiture, by any member of the Wider Cerasus Group of any Trintech Shares or other securities (or the equivalent) in Trintech;

2.1.6.	result in any member of the Wider Trintech Group ceasing to be able to carry on business under any name or in any jurisdiction, under, or in which it presently does so the effect of which is material in the context of the Wider Trintech Group taken as a whole;

2.1.7.	impose any limitation on, or result in a delay in, the ability of any member of the Wider Cerasus Group or any member of the Wider Trintech Group to integrate or co-ordinate all or any part of its business with all or any part of the business of any other member of the Wider Cerasus Group and/or the Wider Trintech Group which is material in the context of the Wider Trintech Group taken as a whole; or

2.1.8.	otherwise affect the business, assets, profits or prospects of any member of the Wider Cerasus Group or any member of the Wider Trintech Group in a manner which is adverse to and material in the context of the Wider Cerasus Group taken as a whole or the Wider Trintech Group taken as a whole (as the case may be);

and all applicable waiting and other time periods during which any such Third Party could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene under the laws of any jurisdiction in respect of the Acquisition, the Scheme or the proposed acquisition of any Trintech Shares having expired, lapsed, or been terminated;

2.2.	all necessary or appropriate notifications, applications and/or filings having been made in connection with the Acquisition and all necessary waiting periods (including any extensions thereof) in connection therewith under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory and regulatory obligations in any jurisdiction having been complied with in connection with the Scheme and all Authorisations necessary or reasonably deemed appropriate by Cerasus in any jurisdiction for or in respect of the Acquisition and the acquisition or the proposed acquisition of any Trintech Shares or other securities in, or control of, Trintech by any member of the Wider Cerasus Group having been directly or indirectly obtained on terms and in a form reasonably satisfactory to Cerasus from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider Trintech Group or the Wider Cerasus Group has entered into contractual arrangements and all such Authorisations necessary or reasonably deemed appropriate by Cerasus to carry on the business of any member of the Wider Trintech Group in any jurisdiction having been obtained, in each case where a failure to make such notification or filing or to wait for the expiry, termination or lapsing of any such waiting period or to comply with such obligation or obtain such Authorisation would be material to the Wider Trintech Group taken as a whole and all such Authorisations remaining in full force and effect at the Effective Date and there being no notice or intimation of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations;

2.3.	save as Disclosed or as publicly announced by or on behalf of Trintech (in each case) prior to the date of this document, there being no provision of any arrangement, agreement, licence, permit, lease or other instrument to which any member of the Wider Trintech Group is a party or by or to which any such member or any of its assets is or may be bound or be subject which, or any event or circumstance having occurred which under any agreement, arrangement, licence, permit, lease or other instrument which any member of the Wider Trintech Group is a party to or to which any member of the Wider Trintech Group or any of its assets may be bound, entitled or subject would result in, as a consequence of the Acquisition or the acquisition or the proposed acquisition by any member of the Wider Cerasus Group of any shares or other securities (or the equivalent) in Trintech or because of a change in the control or management of any member of Trintech Group or otherwise, could or might reasonably be expected to result in, in any such case to an extent which is material in the context of the Wider Trintech Group taken as a whole:

2.3.1.	any monies borrowed by, or any other indebtedness, actual or contingent, of any member of the Wider Trintech Group being or becoming repayable, or capable of being declared repayable, immediately or prior to its or their stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

2.3.2.	the rights, liabilities, obligations, interests or business of any member of the Wider Trintech Group under any such arrangement, agreement, licence, permit, lease or instrument or the interests or business of any member of the Wider Trintech Group in or with any other firm or company or body or person (or any agreement or arrangements relating to any such business or interests) being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

2.3.3.	any member of the Wider Trintech Group ceasing to be able to carry on business in any jurisdiction in which it operates under any name under which it presently does so;

2.3.4.	any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider Trintech Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider Trintech Group otherwise than in the ordinary course of business;

2.3.5.	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider Trintech Group;

2.3.6.	the value of, or the financial or trading position or prospects of any member of the Wider Trintech Group being prejudiced or adversely affected;

2.3.7.	the creation of any liability (actual or contingent) by any member of the Wider Trintech Group; or

2.3.8.	any liability of any member of the Wider Trintech Group to make any severance, termination, bonus or other payment to any of the directors or other officers;

2.4.	except as Disclosed or disclosed in the Annual Report and Accounts, or as publicly announced by or on behalf of Trintech (in each case) prior to the date of this document, no member of the Wider Trintech Group having since 31 January 2010:

2.4.1.	(save as between Trintech and wholly owned subsidiaries of Trintech and save for the issue of Trintech Shares on the exercise of options granted under Trintech Share Option Plans or rights under the Trintech Employee Share Purchase Plan) issued or agreed to issue or authorised or proposed the issue of additional shares or securities of any class, or securities convertible into or exchangeable for shares, or rights, warrants or options to subscribe for or acquire any such shares, securities or convertible securities;

2.4.2.	recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (whether in cash or otherwise) save for any dividend declared prior to the Effective Date by any wholly owned subsidiary of Trintech;

2.4.3.	save for transactions between Trintech and its wholly owned subsidiaries or between such wholly-owned subsidiaries, merged with or demerged or acquired any body corporate, partnership or business or acquired or disposed of, or transferred, mortgaged or charged or created any security interest over, any assets or any right, title or interest in any asset (including shares and trade investments) or authorised, proposed or announced any intention to do so in each case which is material in the context of the Wider Trintech Group;

2.4.4.	save as between Trintech and its wholly owned subsidiaries or between such wholly owned subsidiaries, made, authorised, proposed or announced an intention to propose any change in its loan capital other than in the ordinary and usual course of carrying out its current banking activities;

2.4.5.	issued, authorised or proposed the issue of any debentures, or (save as between Trintech and its wholly owned subsidiaries or between such wholly owned subsidiaries) incurred or increased any indebtedness or contingent liability, in any such case otherwise than in a manner which is materially consistent with the business of the Wider Trintech Group being conducted in the ordinary and usual course;

2.4.6.	entered into or varied or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) (otherwise than in the ordinary and usual course of business) which is of a long term, unusual or onerous nature, or which involves or could involve an obligation of a nature or magnitude which is, in any such case, material in the context of the Wider Trintech Group or which is or is likely to be materially restrictive on the business of any member of the Wider Trintech Group or the Wider Cerasus Group;

2.4.7.	entered into or varied the terms of any contract, service agreement or any arrangement with any director or senior executive of any member of the Wider Trintech Group;

2.4.8.	proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme, or other benefit relating to the employment or termination of employment of any employee of the Wider Trintech Group;

2.4.9.	made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors, employees or their dependants or the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis on which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees involving the appointment of a trust corporation, which in any such case would be material in the context of the pension schemes operated by Trintech Group;

2.4.10.	implemented, effected or authorised, proposed or announced its intention to implement, effect, authorise or propose any reconstruction, amalgamation, commitment, scheme or other transaction or arrangement other than where it is not material in the context of the Wider Trintech Group or between wholly owned members of Trintech Group;

2.4.11.	purchased, redeemed or repaid or proposed the purchase, redemption or repayment of any of its own shares or other securities or reduced or, save in respect of the matters mentioned in sub-paragraph 2.4.6 above, made any other change to any part of its share capital to an extent which (other than in the case of Trintech) is material in the context of the Wider Trintech Group taken as a whole;

2.4.12.	waived or compromised any claim otherwise than in the ordinary and usual course of business which is material in the context of the Wider Trintech Group taken as a whole;

2.4.13.	(other than in respect of a member which is dormant and was solvent at the relevant time) taken or proposed any corporate action or (to the extent material in the context of the Wider Trintech Group taken as a whole) had any legal proceedings instituted or threatened against it for its winding up (voluntary or otherwise), dissolution, reorganisation or for the appointment of any administrator, administrative receiver, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

2.4.14.	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

2.4.15.	entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to or announced an intention to effect or propose any of the transactions, matters or events referred to in this paragraph 2.4;

2.5.	except as Disclosed by or on behalf of Trintech to Cerasus or disclosed in the Annual Report and Accounts, or as publicly announced by or on behalf of Trintech (in each case) prior to the date of this document, since 31 January 2010:

2.5.1.	there having been no adverse change in the business, assets, financial or trading position, profits or prospects of any member of the Wider Trintech Group which is material in the context of the Wider Trintech Group taken as a whole;

2.5.2.	no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced or instituted by or against or remaining outstanding against any member of the Wider Trintech Group or to which any member of the Wider Trintech Group is or may become a party (whether as plaintiff or defendant or otherwise) and no enquiry or investigation by or complaint or reference to any Third Party against or in respect of any member of the Wider Trintech Group having been threatened, announced or instituted or remaining outstanding which, in any such case, might be reasonably likely to adversely affect any member of the Wider Trintech Group to an extent which is material to the Wider Trintech Group taken as a whole;

2.5.3.	no contingent or other liability having arisen or being likely to arise or having become apparent to Cerasus which is or would be likely to adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider Trintech Group to an extent which is material to the Wider Trintech Group taken as a whole; and

2.5.4.	no steps having been taken and no omissions having been made which are likely to result in the withdrawal, cancellation, termination or modification of any licence, consent, permit or authorisation held by any member of the Wider Trintech Group which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which is material and likely to adversely affect the Wider Trintech Group taken as a whole;

2.6.	except as Disclosed or disclosed in the Annual Report and Accounts, or publicly announced by or on behalf of Trintech, in each case prior to the date of this document, Cerasus not having discovered:

2.6.1.	that any financial, business or other information concerning the Wider Trintech Group publicly Disclosed or disclosed to any member of the Cerasus Group at any time by or on behalf of any member of the Wider Trintech Group is materially misleading, contains a misrepresentation of material fact or omits to state a material fact necessary to make the information contained therein not misleading;

2.6.2.	that any member of the Wider Trintech Group or any company or other entity in which any member of the Wider Trintech Group has an interest and which is not a subsidiary undertaking of Trintech is subject to any liability, contingent or otherwise, which is not disclosed in the Annual Report and Accounts or Interim Results of Trintech, and which is material in the context of the Wider Trintech Group taken as a whole; or

2.6.3.	any information which affects the import of any information Disclosed to Cerasus prior to the date of this document at any time by or on behalf of any member of the Wider Trintech Group and which is material in the context of the Wider Trintech Group taken as a whole; and

2.7.	except as Disclosed or disclosed in the Annual Report and Accounts or publicly announced by or on behalf of Trintech, in each case prior to the date of this document, in relation to any release, emission, accumulation, discharge, disposal or other fact or circumstance which has impaired or is likely to impair the environment (including property) or harmed or is likely to harm human health, no past or present member of the Wider Trintech Group (i) having committed any violation of any applicable laws, statutes, regulations, notices or other requirements of any Third Party; and/or (ii) having incurred any liability (whether actual or contingent) to any Third Party; and/or (iii) being likely to incur any liability (whether actual or contingent), or being required, to make good, remediate, repair, reinstate or clean up the environment (including any property), which (in each case) is material in the context of the Wider Trintech Group taken as a whole.

3.	Subject to Condition 4 below, Cerasus reserves the right to waive in whole or in part all or any of the Conditions except Condition 1.

4.	Subject to the consent of the Panel, Cerasus reserves the right to effect the Acquisition by way of a takeover offer. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at 80 per cent. of the nominal value and voting rights of Trintech Shares to which such an offer relates and which are not already in the beneficial ownership of Cerasus).

5.	If Cerasus is required by the Panel to make an offer for Trintech Shares under the provisions of Rule 9 of the Takeover Rules, then Cerasus may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

PART VI—INFORMATION ON CERASUS AND SPECTRUM EQUITY

Section A: Information on Cerasus

1.	Incorporation and Registered Office

Cerasus was incorporated on 13 October 2010 as a private limited company under Irish law. Cerasus was formed at the direction of Spectrum Equity Associates V, L.P., the general partner of Spectrum Equity Investors V, L.P., for the purpose of implementing the Acquisition. The registered office of Cerasus is 5th Floor, 75 St. Stephen’s Green, Dublin 2, Ireland.

Cerasus is a wholly owned subsidiary of Spectrum Cayman and has no employees.

Cerasus is being advised by Goodbody Corporate Finance.

2.	Directors

As of the date of this document, the directors of Cerasus are: Stephen O’Donnell (Ireland), Christopher T. Mitchell (USA) and Adam J. Margolin (USA).

3.	Financing of the Acquisition

The funding for the purposes of paying consideration to the Trintech Securityholders in connection with the Acquisition shall be financed as follows:

•

Spectrum Equity Investors V, L.P. will contribute, directly or indirectly, approximately US$52.3 million out of existing financial resources, as described in paragraph 5 of Part II (Letter from Cerasus II Limited) of this document;

•

Spectrum V Investment Managers’ Fund, L.P. will contribute, directly or indirectly, approximately US$240,000 out of existing financial resources, as described in paragraph 5 of Part II (Letter from Cerasus II Limited) of this document;

•

Cerasus has entered into the Senior Facility Agreement described in paragraph 5 of Part II (Letter from Cerasus II Limited) of this document, pursuant to which the Wells Fargo has agreed to make available to Cerasus a facility up to a maximum amount of US$27 million; and

•

Cerasus has entered into the Trintech Loan Agreement described in paragraph 7 of Part VIII (Additional Information) of this document, pursuant to which Trintech Group Finance Limited has agreed to make available to Cerasus a facility up to a maximum amount of up to US$47 million.

The payment of interest on, and the repayment of or security for, the loan facilities will depend on the business of the Trintech Group.

The maximum cash payment for the Acquisition is approximately US$126 million which is comprised of (i) approximately US$112 million for the current issued share capital (ii) approximately US$9.5 million for vested Trintech Options and (iii) approximately US$4.5 million for unvested Trintech Options. Outstanding unvested Trintech Options will only be exercised conditionally on the Scheme becoming effective. Any unvested Trintech Options that are exercised and that are in the money before the Options Deadline will receive the Consideration per Trintech Share pursuant to the Scheme, less the exercise price of the Trintech Option. Goodbody Corporate Finance is satisfied that the necessary financial resources are available to Cerasus and Spectrum Equity Investors to satisfy in full the Consideration payable to Trintech Securityholders under the terms of the Acquisition.

4.	Financial Information and Activities

Cerasus has not traded at any time since it was incorporated, nor has it entered into any obligations other than in connection with the Acquisition and the financing thereof. At the close of business on the Latest

Practicable Date, Cerasus had no interest in relevant Trintech securities. The financial and trading prospects of Cerasus, if the Scheme becomes effective, will depend on the strength of Trintech’s business and the sector in general.

Section B: Information on Spectrum Cayman

1.	Incorporation and Registered Office

Spectrum Cayman was incorporated on 11 October 2010 as a private limited company under the laws of the Cayman Islands. Spectrum Cayman was formed at the direction of Spectrum Equity Associates V, L.P., the general partner of Spectrum Equity Investors V, L.P., for the purpose of implementing the Acquisition. The registered office of Spectrum Cayman is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Spectrum Cayman is a holding company that has no employees.

On incorporation one share of par value $1.00 was issued to Maples Corporate Services Limited. On 12 October 2010 Maples Corporate Services Limited transferred the one share that it owned in Spectrum Cayman to Spectrum Equity Investors V, L.P.

Spectrum Cayman is wholly owned by Spectrum Equity Investors V, L.P., and controlled by Spectrum Equity Associates V, L.P., the general partner of Spectrum Equity Investors V, L.P.

2.	Directors

As of the date of this document, the directors of Spectrum Cayman are: Brion B. Applegate (USA), Randy J. Henderson (USA), William P. Collatos (USA), Christopher T. Mitchell (USA), and Victor E. Parker (USA).

3.	Financial Information and Activities

Spectrum Cayman has not traded at any time since it was incorporated, nor has it entered into any obligations other than in connection with the Acquisition. At the close of business on the Latest Practicable Date, Spectrum Cayman had no interest in relevant Trintech securities. The financial and trading prospects of Spectrum Cayman, if the Scheme becomes effective, will depend on the strength of Trintech’s business and the sector in general.

Section C: Information on Spectrum Equity Investors

Spectrum Equity was founded in 1994 and has raised five private equity investment funds representing approximately $4 billion of committed capital from institutional investors, including public and private pension funds, university endowments, and large financial institutions. Based in Boston, Massachusetts and Menlo Park, California, Spectrum Equity’s investment activity is focused on minority and majority investments in growth companies operating in the information and business services, media, and communications industries.

In recent years Spectrum Equity has been an active investor in companies which help customers identify, quantify and mitigate risk exposures—including RiskMetrics Group, Seisint, and World-Check—and in software, data processing and information service providers such as Ancestry.com, iPay Technologies, Passport Health Communications and SurveyMonkey.

Spectrum Equity will fund 99.53 per cent. of the Acquisition from its private equity fund Spectrum Equity Investors V, L.P., a Delaware limited partnership formed on 17 February 2005. Spectrum Equity Investors V, L.P is controlled by its general partner, Spectrum Equity Associates V, L.P. Spectrum Equity will fund 0.47 per cent. of the Acquisition from its co-investment fund owned and controlled by the Spectrum Equity Investor Directors, Spectrum V Investment Managers’ Fund, L.P., a Delaware limited partnership formed on 6 January 2006.

As of the date of this document, the managing directors of Spectrum Equity Associates V, L.P are: Brion B. Applegate (USA), William P. Collatos (USA), Randy J. Henderson (USA), Michael J. Kennealy (USA), Kevin J. Maroni (USA), Christopher T. Mitchell (USA), and Victor E. Parker (USA).

As at the close of business on the Latest Practicable Date, Spectrum Equity Investors had no interest in relevant Trintech securities.

Spectrum Equity Investors is being advised by Goodbody Corporate Finance.

4.	Interests in the Share Capital of Cerasus and, following the Effective Date, Trintech

100 per cent. of the relevant securities of Cerasus are held by Spectrum Cayman. On the Effective Date, 99.53 per cent. of Spectrum Cayman will be held by Spectrum Equity Investors and 0.47 per cent. of Spectrum Cayman will be held by Spectrum V Investment Managers’ Fund, L.P.

Following the Effective Date, the following persons as shareholders of Cerasus will have a direct or indirect interest in five per cent. (5%) or more of the relevant securities of Trintech:

Spectrum Equity Investors, One International Place, 29th Floor, Boston, MA 02110, USA.

PART VII—FINANCIAL INFORMATION RELATING TO TRINTECH

The financial information included in this Part VII (Financial Information Relating to Trintech) reproduces, in part, the audited financial statements and accounting policies of Trintech for the fiscal years ended 31 January 2010, 2009 and 2008, and the unaudited financial statements for the period ended 31 July 2010 prepared under US GAAP.

The financial information as of 31 January 2010 has been extracted without material adjustment from Trintech’s Annual Report on Form 20-F for the fiscal year ended on that date, the financial information as of 31 January 2009 has been extracted without material adjustment from Trintech’s Annual Report on Form 20-F for the fiscal year ended on that date (as amended), and the financial information as of 31 January 2008 has been extracted without material adjustment from Trintech’s Annual Report on Form 20-F for the fiscal year ended on that date. The financial information as of 31 July 2010 has been extracted without material adjustment from Trintech’s unaudited financial statements included with Trintech’s earnings release filed as an exhibit to Trintech’s Report on Form 6-K on 15 September 2010.

The financial information contained in this Part VII (Financial Information Relating to Trintech) does not constitute statutory accounts with the meaning of Section 4 of the Companies (Amendment) Act 1986 of Ireland.

To view the full documents from which the financial statements have been reproduced in this Part VII (Financial Information Relating to Trintech) please refer to Trintech’s Annual Reports on Form 20-F for the fiscal years ended 31 January 2010, 2009 and 2008 and Trintech’s Report on Form 6-K for the 6 month period ended 31 July 2010, filed on 15 September 2010.

TRINTECH GROUP PLC

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	31 January,
	2009	2010
ASSETS
Current assets
Cash and cash equivalents	$17,363	$19,929
Restricted cash	1,143	170
Accounts receivable, net of allowance for doubtful accounts of $261 and $97 at 31 January, 2009 and 2010, respectively	5,447	4,583
Prepaid expenses and other current assets	993	1,059
Net current deferred tax asset	252	199
Assets held for sale and in discontinued operations	7,708	7,703

Total current assets	32,906	33,643
Non-current assets
Restricted cash	170	-
Property and equipment, net	1,177	1,005
Intangible assets, net	2,945	1,843
Goodwill	20,276	20,290

Total non-current assets	24,568	23,138

Total assets	$57,474	$56,781

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$695	$463
Accrued payroll and related expenses	1,555	966
Deferred consideration	970	-
Other accrued liabilities	1,467	1,186
Income taxes payable	161	101
Deferred revenues	8,414	8,481
Liabilities held for sale and in discontinued operations	4,345	3,981

Total current liabilities	17,607	15,178

Non-current liabilities
Deferred rent less current portion	537	404
Net non-current deferred tax liability	252	199
Income taxes payable	110	127

Total non-current liabilities	899	730

Series B preference shares, $0.0027 par value 10,000,000 authorised at 31 January, 2009 and 31 January, 2010, respectively None issued and outstanding	-	-
Shareholders’ equity:
Ordinary Shares, $0.0027 par value: 100,000,000 shares authorised; 33,454,384 shares issued, 31,843,333 and 33,095,914 shares outstanding at 31 January, 2009 and 2010, respectively	90	90
Additional paid-in capital	253,076	253,372
Treasury shares (at cost, 595,552 and 358,470 shares at 31 January, 2009 and 2010, respectively)	(879)	(529)
Accumulated deficit	(209,367)	(207,880)
Accumulated other comprehensive loss	(3,952)	(4,180)

Total shareholders’ equity	38,968	40,873

Total liabilities and shareholders’ equity	$57,474	$56,781

See accompanying notes

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended 31 January,
	2008	2009	2010
Revenues:
License	$16,640	$19,614	$20,140
Service	11,907	14,697	12,325

Total revenues	28,547	34,311	32,465

Cost of revenues:
License	1,573	2,246	2,736
Amortisation of purchased technology	178	417	248
Service	5,737	7,248	5,855

Total cost of revenues	7,488	9,911	8,839

Gross margin	21,059	24,400	23,626
Operating expenses:
Research and development	3,636	4,620	4,581
Sales and marketing	8,605	10,656	8,032
General and administrative	9,021	8,654	7,489
Restructuring charges	-	212	244
Amortisation of purchased intangible assets	834	933	855

Total operating expenses	22,096	25,075	21,201

(Loss) income from operations	(1,037)	(675)	2,425
Interest income, net	1,054	334	50
Exchange gain, net	444	331	229

Income (loss) before provision for income taxes	461	(10)	2,704
Provision for income taxes	(1,011)	356	(138)

Net (loss) income from continuing operations	(550)	346	2,566
Loss from discontinued operations	(3,723)	(2,498)	(1,079)
Profit on sale of discontinued operations	-	920	-

Net loss from discontinued operations, net of tax	(3,723)	(1,578)	(1,079)

Net (loss) income	$(4,273)	$(1,232)	$1,487

Basic and diluted net (loss) income per Ordinary Share from continuing operations	$(0.02)	$0.01	$0.08

Basic and diluted net loss per Ordinary Share from discontinued operations	$(0.12)	$(0.05)	$(0.03)

Basic and diluted net (loss) income per Ordinary Share	$(0.14)	$(0.04)	$0.05

Shares used in computation of basic net (loss) income per Ordinary Share	31,362,813	31,921,345	32,951,646

Shares used in computation of diluted net (loss) income per Ordinary Share	31,362,813	31,921,345	33,034,267

Shares used in computation of basic net (loss) income per Ordinary Share from continuing operations	31,362,813	31,921,345	32,951,646

Shares used in computation of diluted net (loss) income from continuing operations	31,362,813	33,001,888	33,034,267

Shares used in computation of basic and diluted net loss per Ordinary Share from discontinued operations	31,362,813	31,921,345	32,951,646

Basic and diluted net (loss) income per equivalent ADS	$(0.27)	$(0.08)	$0.09

See accompanying notes

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

(U.S. dollars in thousands except share data)

	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Treasury Shares	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at 31 January, 2007	31,159,093	$86	$248,898	$(1,222)	$(203,862)	$(3,022)	$40,878
Issuance of Ordinary Shares on exercise of options	562,416	1	626	-	-	-	627
Purchase of treasury shares	123,608	-	(39)	211	-	-	172
Reissue of treasury shares	-	-	1,079	-	-	-	1,079
Share-based compensation	-	-	465	-	-	-	465
Net loss	-	-	-	-	(4,273)	-	(4,273)
Currency translation adjustment	-	-	-	-	-	(384)	(384)

Comprehensive loss	-	-	-	-	-	-	(4,657)

Balance at 31 January, 2008	31,845,117	$87	$251,029	$(1,011)	$(208,135)	$(3,406)	$38,564
Issuance of Ordinary Shares on exercise of options	1,250	-	1	-	-	-	1
Purchase of treasury shares	(139,224)	-	-	(100)	-	-	(100)
Reissue of treasury shares	136,190	-	(108)	232	-	-	124
Shares issued under Movaris acquisition	1,015,500	3	1,235	-	-	-	1,238
Share-based compensation	-	-	919	-	-	-	919
Net loss	-	-	-	-	(1,232)	-	(1,232)
Currency translation adjustment	-	-	-	-	-	(546)	(546)

Comprehensive loss	-	-	-	-	-	-	(1,778)

Balance at 31 January, 2009	32,858,833	$90	$253,076	$(879)	$(209,367)	$(3,952)	$38,968
Issuance of Ordinary Shares on exercise of options	-	-	-	-	-	-	-
Reissue of treasury shares	237,081	-	(219)	350	-	-	131
Share-based compensation	-	-	515	-	-	-	515
Net income	-	-	-	-	1,487	-	1,487
Currency translation adjustment	-	-	-	-	-	(228)	(228)

Comprehensive income	-	-	-	-	-	-	1,259

Balance at 31 January, 2010	33,095,914	$90	$253,372	$(529)	$(207,880)	$(4,180)	$40,873

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended 31 January,
	2008	2009	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(4,273)	$(1,232)	$1,487
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortisation	2,895	3,287	2,800
Profit on sale of business, net	-	(920)	-
Share-based compensation	1,079	919	515
Effect of changes in foreign currency exchange rates	(35)	(273)	(65)
Changes in operating assets and liabilities:
Accounts receivable	473	804	1,944
Prepaid expenses and other current assets excluding gain on settlement	(399)	(669)	(1,181)
Accounts payable	(896)	193	(225)
Accrued payroll and related expenses	(10)	(555)	(631)
Deferred revenues	335	2,556	595
Other accrued liabilities	(571)	(246)	(562)

Net cash (used in) provided by operating activities	(1,402)	3,864	4,677

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(581)	(271)	(268)
Proceeds on sale of property, plant and equipment	338	-	-
(Payments) proceeds relating to discontinued operations, net	(331)	920	(60)
(Increase) decrease in restricted cash deposits	(338)	(975)	1,143
Payments relating to acquisitions	(971)	(8,816)	(2,883)

Net cash used in investing activities	(1,883)	(9,142)	(2,068)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases	(93)	(146)	(157)
Issuance of ordinary shares	799	124	131
Purchases of treasury shares	-	(100)	-
Excess tax benefit from share-based compensation plans	465	-	-

Net cash provided by (used in) financing activities	1,171	(122)	(26)

Net (decrease) increase in cash and cash equivalents	(2,114)	(5,400)	2,583
Effect of exchange rate changes on cash and cash equivalents	114	(1,003)	(17)
Cash and cash equivalents at beginning of year	25,766	23,766	17,363

Cash and cash equivalents at end of year	$23,766	$17,363	$19,929

Supplemental disclosure of cash flow information:
Interest paid	$58	$31	$14

Taxes paid	$123	$222	$144

Supplemental disclosure of non-cash flow information:
Acquisition of property and equipment under capital leases	$(412)	$(30)	$-

Leasehold improvements funded by landlord	$-	$249	$-

Shares issued in connection with acquisition	$-	$1,238	$-

1.	Organisation and Summary of Significant Accounting Policies

1.1	Organisation

Trintech Group PLC is organised as a public limited company under the laws of Ireland. Trintech and its wholly owned subsidiaries (collectively, the “Company”) are a major international provider of integrated financial governance, risk management and compliance (GRC) solutions for commercial, financial and healthcare markets worldwide. Our recognised expertise in reconciliation process management, financial data aggregation, revenue and cost cycle management, financial close and reporting, risk management and compliance enables customers to gain greater stability and control over their critical financial processes leading to better overall business performance.

Over 570 organisations are realizing the benefits of Trintech’s configurable and highly scalable solutions every day to: improve performance through stronger management of the revenue cycle and disbursements; ensure the accuracy and integrity of financial data; identify and reduce transaction risk; improve the quality and timelines of financial reporting; and strengthen internal controls to support compliance requirements.

The Company’s financial GRC solutions include: Unity ReconNET for high-volume transaction reconciliation; Unity AssureNET GL for general ledger reconciliation and certification; Unity Financial Close for financial close; Unity Xtensible Financial Reporting (XFR) for financial reporting, Unity Compliance and Unity ERM for enterprise compliance and risk management; On-Demand solutions for Software-as-a-Service (“SaaS”) services for ReconNET, AssureNET and Unity; and the DataFlow Transaction Network for data collection and delivery.

The Company has a customer base of over 570 organisations including retail chains, commercial companies and financial institutions and its sales and marketing efforts are divided by region as follows:

•	Europe, Middle East and Africa;
•	North and South America; and
•	Australia.

The Company’s principal market is the United States, which represents approximately 86% of the Company’s total revenues in fiscal 2010.

1.2	Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include Trintech Group PLC and its wholly-owned subsidiaries. The consolidated financial statements include the results of acquired companies or businesses for the post-acquisition period and the results of divested companies or businesses for the pre-divested period are presented as a single item as a discontinued operation.

1.3	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Estimates are based upon historical factors, current circumstances and the experience and judgment of management. Significant estimates include those required in allocation of revenues between recognised and deferred amounts, fair value of financial instruments, the valuation of intangible assets acquired and contingent consideration issued in business acquisitions, impairment analysis of goodwill and intangible assets, the estimated useful life of property and equipment and intangible assets, allowances for doubtful accounts, sales returns and allowances, vendor specific objective evidence (“VSOE”) of the fair value of the various undelivered elements of our multiple element software transactions, projections of future cash flows related to certain revenue share agreements, stock-based compensation expense, restructuring and accruals and valuation allowances for deferred tax assets and tax accruals. Actual results could differ materially from original estimates.

1.4	Companies Acts, 1963 to 2009

The financial information relating to the Company and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a company’s annual return. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990 in respect of the consolidated financial statements for the years ended 31 January, 2008 and 2009. Copies of consolidated financial statements for each of the years ended 31 January, 2008 and 2009 have been so annexed to the relevant annual returns, and a copy of the consolidated financial statements for the year ended 31 January, 2010, together with the report of the auditors thereon, will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of the Company in August 2010.

1.5	Translation of Financial Statements of Foreign Entities

The U.S. dollar (US$) is the functional currency of the parent company, Trintech Group PLC and the Company’s subsidiaries in the United States and the Cayman Islands. The euro (€) is the functional currency of the Company’s subsidiaries in Ireland. The United Kingdom pound sterling (Stg£) is the functional currency of the Company’s UK subsidiary. Transaction gains or losses arising on changes in the exchange rates between functional currencies and foreign currencies are included in exchange gain in the consolidated statements of operations.

The Company’s assets and liabilities are translated to U.S. dollars, the reporting currency, at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated to U.S. dollars at average rates of exchange prevailing during the periods. Translation adjustments arising are reported as a component of other comprehensive loss in shareholders’ equity.

Revenue recognition.

The Company’s revenues are derived from license fees and charges for services.

The Company recognises license revenue in accordance with FASB ASC 605-10 “Revenue Recognition” and FASB ASC 985-605 “Software Revenue Recognition”. For license arrangements that do not require significant production, modification or customisation of the software, the Company recognises license revenues when: (1) persuasive evidence of an arrangement with a customer exists; (2) delivery to the customer has occurred; (3) the fee to be paid by the customer is fixed or determinable; and (4) collection is probable.

If the license fee due from the customer is not fixed or determinable, revenues are recognised as payment becomes due, assuming all other revenue recognition criteria have been met. We assess whether fees are fixed or determinable at the time of sale and recognise revenues if all other revenue recognition requirements are met. Our standard payment terms are net 30 days; however, terms may vary based on the country in which the agreement is executed. Payments that are due within six months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. If collection of the fees from the customer is not considered probable, revenue is recognised when the fee is collected. Revenue arrangements with resellers are recognised, net of fees, when persuasive evidence is received that the reseller has sold the products to an end user customer and all other revenue recognition criteria are met.

FASB ASC 985-605, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenue recognised from multiple-element arrangements is allocated to various elements of the arrangement based on the relative fair values of the elements specific to the Company. The Company’s determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (“VSOE”). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately.

If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognised using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognised as revenue.

Revenue allocated to maintenance and support is recognised rateably over the maintenance term, typically one year. Revenue allocated to implementation, training and other service elements is recognised as the services are performed. The Company obtains VSOE for maintenance from substantive renewal rates based on consistent percentages of the license fee.

Service revenues are derived mainly from implementation, training, SaaS and hosting services. Implementation and training services are provided primarily on a time and materials basis for which revenues are recognised in the period that the services are provided.

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential, the revenue allocable to the software services is recognised as the services are performed.

The Company also offers hosting arrangements. With hosting arrangements the Company installs and runs software applications through its own or a third-party’s servers giving customers access to the application via the internet or a dedicated line. Hosting arrangements are within the scope of FASB ASC 985-605 if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software without significant penalty. Assuming all other revenue recognition criteria have been met, and VSOE has been established for the hosting element, revenue is recognised on the portion of the fee attributable to the license on delivery, while the portion of the fee related to the hosting element would be recognised rateably as the service is provided.

In SaaS term-based arrangements, where the customer does not have the contractual right to take possession of software, SaaS fees are recognised on a monthly basis over the term of the contract commencing when the customer has access to the software. For SaaS arrangements, we evaluate whether each of the elements in these arrangements represents a separate unit of accounting, as defined by FASB ASC 605-25, using all applicable facts and circumstances, including whether (i) we sell or could readily sell the element unaccompanied by the other elements, (ii) the element has stand-alone value to the customer, (iii) there is objective reliable evidence of the fair value of the undelivered item, and (iv) there is a general right of return. Revenues from our SaaS operations are recognised in accordance with FASB ASC 605-10, generally over the term of the contract. SaaS agreements are generally one to five years in duration and provide for quarterly billing. Revenues related to the customer’s initial set up and implementation that we determine not to have a stand-alone value to the customer are deferred and subsequently recognised over the expected term of the SaaS agreement.

1.6	Cost of Revenues

Cost of license revenues includes shipping, software documentation, labour, third-party license fees, the cost of providing after-sale support and maintenance services to customers, amortisation of acquired technology costs and other costs associated with the delivery of software products from which license revenues are derived. Cost of service revenues includes labour, travel and other non-recoverable costs associated with the delivery of services to customers.

The Company defers sales commission and implementation costs on Healthcare SaaS contracts. Deferred commission s recorded as an asset and then amortised over the future revenue streams of the Healthcare customer contracts. Amortisation of deferred commissions is included in net loss from discontinued operations in the consolidated statements of operations. The implementation costs incurred prior to revenue recognition are deferred and amortised over the remaining contract term which typically ranges from 24 to 60 months. These deferred costs are included in assets held for sale and in discontinued operations in the accompanying consolidated balance sheets. Amortisation of deferred implementation costs is included in net loss from discontinued operations in the consolidated statements of operations.

1.7	Cash Equivalents

The Company considers all highly liquid investments with insignificant interest rate risk and purchased with a maturity of three months or less to be cash equivalents.

Derivative Financial Instruments

The Company uses derivative instruments to manage certain exposures to foreign currency risks. The Company’s objectives for holding derivatives are to minimise these risks using the most effective methods to eliminate or reduce the impact of such exposure.

The Company follows FASB ASC 815, “Accounting for Derivative Instruments and Hedging Activities”, as amended, and related guidance. FASB ASC 815 establishes accounting and reporting standards for derivative instruments and hedging activities, and requires that all derivatives, including foreign currency exchange contracts, be recognised on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify for hedge accounting, as well as the ineffective portion of any hedges, are recognised in earnings. All of the Company’s derivative financial instruments are recorded at their fair value in other accrued liabilities.

1.8	Research and Development

FASB ASC 985, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalisation of certain software development costs subsequent to the establishment of technological feasibility. Research and development expenditures are generally charged to operations as incurred.

Intangible Assets

Intangible Assets represent costs of technology acquired which have reached technological feasibility, the fair value at date of acquisition of an acquired customer base, trade names and non-compete covenants related to the Company’s acquisitions as described in Note 16. The costs of technology have been capitalised and will be written off over their useful economic lives in accordance with FASB ASC 350, “Goodwill and Other Intangible Assets”. The remaining cost associated with the non-current assets will be written off over a maximum of five years. Amortisation expense for the years ended 31 January, 2008, 2009 and 2010 was US$1 million, US$1.4 million and US$1.1 million, respectively for continuing operations.

1.9	Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in various business acquisitions as described in Note 17. In accordance with the provisions of FASB ASC 350, “Goodwill and Other Intangible Assets”, the Company tests it annually for impairment.

Impairment of Non-current Assets and Goodwill.

The Company periodically assesses the impairment of long-lived assets, including identifiable intangibles and related goodwill, in accordance with the provisions of FASB ASC 350, “Goodwill and Other Intangible Assets”. An impairment review is performed on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) significant under-performance relative to historical or expected operating results, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, (3) significant negative industry or economic trends, (4) a significant decline in the Company’s share price for a sustained period, and (5) the Company’s market capitalisation relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company tests for impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company’s current business model.

The GRC segment was tested for impairment as at 31 January, 2008, 2009 and 2010 and no goodwill impairments were recognised for fiscal years 2008, 2009 and 2010.

The Company also assesses the impairment of long-lived assets, in accordance with FASB ASC 360, “Accounting for the Impairment or Disposal of Long-Lived Assets” on a periodic basis. For the purpose of FASB ASC 360, impairment is the condition that exists when the carrying value of a long-lived asset exceeds its fair value. An impairment loss shall be recognised only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) increased customer competition, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business and (3) significant negative industry or economic trends. When the Company determines that an impairment review of other long-lived intangible assets is required, the Company tests for impairment using a projected undiscounted cash flow model.

No impairments of long-lived assets were recognised for fiscal years 2008, 2009 and 2010.

1.10	Property and Equipment

Property and equipment is stated at cost. Depreciation and amortisation are computed using the straight-line method over the estimated useful lives of the assets as follows:

•	Motor vehicles, computers and office equipment, fixtures and fittings—3 years

•	Leasehold improvements are amortised over the lesser of the leasehold improvements useful life or the lease term.

•

Depreciation expense for continuing operations was US$537,000, US$504,000 and US$409,000 in fiscal years 2008, 2009 and 2010, respectively. Included in the fiscal 2010 expense is depreciation relating to capital leases of US$19,000.

1.11	Net Income (Loss) per Ordinary Share

Basic income (loss) per share is calculated using net income (loss) divided by the weighted-average number of ordinary shares outstanding for the period. Diluted net income (loss) per share is calculated using net income (loss) divided by the weighted-average number of ordinary shares outstanding for the period, plus dilutive potential ordinary shares outstanding during the period.

Basic and diluted net income (loss) per share is calculated in accordance with FASB ASC 260 “Earnings per Share”.

1.12	Concentration of Credit Risk

The Company sells its products primarily to commercial, financial and healthcare markets. While a relatively small number of customers have historically accounted for a significant portion of the Company’s revenues, management believes that these customers are credit worthy and, accordingly, minimal credit risk exists with respect to these customers. The Company performs ongoing credit evaluations on its customers and maintains reserves for potential credit losses. Generally such losses have been within management’s expectations. The Company had an allowance for doubtful accounts of US$261,000 and US$97,000 at 31 January, 2009 and 2010, respectively for continuing operations. The Company generally requires no collateral from its customers. The Company had bad debt write-offs amounting to US$34,000 in fiscal 2008, US$53,000 in fiscal 2009 and US$103,000 in fiscal 2010, which were fully covered by the bad debt provision.

The Company invests its excess cash in low-risk, short-term deposit accounts and money market funds with high credit-quality banks in the United States, Luxembourg, United Kingdom and Ireland. At 31 January, 2010, US$19.9 million was invested in cash and cash equivalent accounts. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and considers the credit risk to be minimal.

Allowance for Doubtful Accounts.

The allowance for doubtful accounts receivable is based on the Company’s assessment of the collectability of specific customer accounts and the aging of accounts receivable. The Company maintains an allowance for doubtful accounts at an amount the Company estimates to be sufficient to provide for actual losses resulting from collecting less than full payment on our receivables. A considerable amount of judgment is required when the Company assesses the realisability of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. If the financial condition of our customers was to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts might be required. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognised receivable to the amount we reasonably believe will be collected.

Share-based Compensation

The Company recognises share-based compensation in accordance with FASB ASC 718, “Stock Compensation”. The Company anticipates it will recognise an aggregate of US$471,000 of share-based compensation in fiscal years 2011 to 2014. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

Advertising and Promotion Expense

All costs associated with advertising are expensed as incurred. Advertising and promotion expense for continuing operations was US$781,000, US$901,000 and US$1.1 million for fiscal years 2008, 2009 and 2010 respectively.

Compensated Absences

At 31 January, 2009 and 2010, the Company had a liability for compensated absences for continuing operations of US$420,000 and US$342,000, respectively,

Accounting for Income Taxes

Deferred income taxes are recognised based on temporary timing differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the statutory tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to reverse. Valuation allowances are provided against the gross deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income and the timing of the temporary differences becoming deductible. Management considers, among other available information, scheduled reversals of deferred tax liabilities, projected future taxable income and other matters in making this assessment.

Significant judgment is required in determining our worldwide income tax provision. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which sometimes result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favourable or unfavourable adjustments to our estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. As a result, our effective tax rate may fluctuate significantly on a quarterly basis.

Legal contingencies

The Company is occasionally involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the Company’s potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the Company’s pending claims and litigation and may revise the Company’s estimates. Such revisions in the estimates of the potential liabilities could have a material impact on the Company’s results of operations and financial position.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-14, Software (Topic 985) Certain Arrangements That Contain Software Elements—a consensus of the FASB Emerging Issues Task Force (“EITF”) (“ASU 2009-14”), which amends the scope of software revenue guidance in Accounting Standards Codification (“ASC”) Subtopic 985-605, Software-Revenue Recognition, to exclude tangible products containing software and non-software components that function together to deliver the product’s essential functionality.

In October 2009, the FASB issued ASU No. 2009-13, Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements—a consensus of the FASB EITF (“ASU 2009-13”), which eliminates the residual method of allocation and requires the relative selling price method when allocating deliverables of a multiple-deliverable revenue arrangement. ASU 2009-13 specifies the best estimate of a selling price is consistent with that used to determine the price to sell the deliverable on a standalone basis. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition.

ASU 2009-14 and ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after 15 June, 2010, and must be adopted in the same period using the same transition method. If adoption is elected in a period other than the beginning of a fiscal year, the amendments in these standards must be applied retrospectively to the beginning of the fiscal year. Full retrospective application of these amendments to prior fiscal years is optional. Companies may elect early adoption of these standards. The Company is currently assessing the timing of adoption and the effects that ASU 2009-14 and ASU 2009-13 will have on its consolidated results of operations and financial condition.

In January 2010, the FASB issued ASU No. 2010-06 revised guidance intended to improve disclosures related to fair value measurements. This guidance requires new disclosures as well as clarifies certain existing disclosure requirements. New disclosures under this guidance require separate information about significant transfers in and out of Level 1 and Level 2 and the reason for such transfers, and also require purchases, sales, issuances, and settlements information for Level 3 measurement to be included in the roll forward of activity on a gross basis. The guidance also clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and the requirement to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. This accounting guidance is effective for the Company beginning in the first quarter of fiscal 2011, except for the roll forward of activity on a gross basis for Level 3 fair value measurement, which will be effective for the Company in the first quarter of fiscal 2012. We do not expect these new standards to significantly impact our consolidated financial statements.

In February 2010, the FASB issued ASU No, 2010-09, Subsequent Events (Topic 855) which provides amendments to subtopic 855-10. This guidance requires that an entity that is either (a) an SEC filer or (b) a conduit bond obligor for conduit debt securities that are traded in a public market is required to evaluate subsequent events through the date the financial statements are available to be issued. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. The guidance is effective immediately.

Selected Statement of Operating Data

There were no customers who accounted for more than 10% of revenues in fiscal years 2008, 2009 and 2010.

Reclassification

Certain amounts from prior periods have been reclassified to conform to the current period presentation.

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(U.S. dollars in thousands, except share and per share data)

	Three months ended 31 July,		Six months ended 31 July,
	2010	2009	2010	2009
Revenues:
License	$5,840	$5,305	$11,210	$10,111
Service	3,270	3,056	6,363	5,982

Total revenues	9,110	8,361	17,573	16,093

Cost of revenues:
License	684	560	1,294	1,116
Amortisation of purchased technology	62	62	124	124
Service	1,510	1,444	3,078	3,003

Total cost of revenues	2,256	2,066	4,496	4,243

Gross margin	6,854	6,295	13,077	11,850
Operating expenses:
Research and development	1,422	1,168	2,750	2,362
Sales and marketing	2,386	2,360	4,661	4,337
General and administrative	1,929	1,841	3,878	3,778
Restructuring charges	-	19	-	245
Amortisation of purchased intangible assets	141	238	281	476

Total operating expenses	5,878	5,626	11,570	11,198

Income from operations	976	669	1,507	652
Interest income, net	17	12	22	37
Exchange gain, net	88	166	131	227

Income before provision for income taxes	1,081	847	1,660	916
Provision for income taxes	(59)	3	(156)	(33)

Net income from continuing operations	$1,022	$850	$1,504	$883
(Loss) income from discontinued operations, net	-	(247)	126	(691)
Gain on sale of discontinued operations, net	50	-	21,817	-

Net income (loss) from discontinued operations, net of tax	50	(247)	21,943	(691)
Net income	$1,072	$603	$23,447	$192

Weighted average shares used in computing basic net income per Ordinary Share	33,361,252	32,945,761	33,265,805	32,848,156

Weighted average shares used in computing diluted net income (loss) per Ordinary Share	34,976,820	32,979,535	34,685,573	32,863,235

Basic and diluted net income per Ordinary Share from continuing operations	$0.03	$0.03	$0.04	$0.03

Basic net income (loss) per Ordinary Share from discontinued operations	$0.00	$(0.01)	$0.66	$(0.02)

Basic net income per Ordinary Share	$0.03	$0.02	$0.70	$0.01

Diluted net income (loss) per Ordinary Share from discontinued operations	$0.00	$(0.01)	$0.63	$(0.02)

Diluted net income per Ordinary Share	$0.03	$0.02	$0.67	$0.01

Basic net income per equivalent ADS	$0.06	$0.04	$1.41	$0.01

Diluted net income per equivalent ADS	$0.06	$0.04	$1.35	$0.01

1.	Basis of Presentation and New Accounting Standards

These interim condensed consolidated financial statements have been prepared by Trintech Group PLC (“Trintech” and/or “the Company”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial positions, results of operations and cash flows at the date and for the periods presented. The operating results for the three and six months ended 31 July, 2010 are not necessarily indicative of the results that may be expected for the fiscal year ending 31 January, 2011. See “Factors Affecting Future Results”. For further information refer to the consolidated financial statements and footnotes for the year ended 31 January, 2010, included in Trintech’s Annual Report on Form 20-F.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

In February 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No, 2010-09, Subsequent Events (Topic 855) which provides amendments to subtopic 855-10. This guidance requires an entity that is either (a) an SEC filer or (b) a conduit bond obligor for conduit debt securities that are traded in a public market to evaluate subsequent events through the date the financial statements are available to be issued. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. The guidance is effective immediately.

In April 2010, the FASB issued ASU 2010-17, “Revenue Recognition—Milestone Method (Topic 605)”. ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. The guidance provides the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. This update is effective for annual or interim periods ended after 15 June, 2010. The Company’s adoption of ASU 2010-17did not have an impact on the Company’s consolidated results of operations or financial condition.

Reclassification

On 1 April, 2010, the Company sold its Healthcare division to The Advisory Board Company. As a result the Healthcare business is reported as a discontinued operation in the accompanying condensed consolidated financial statements. All prior period statements, except the consolidated statements of cash flows, have been restated accordingly.

2.	Irish Companies Acts, 1963 to 2009

The financial information relating to the Company and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have reported without qualification under Section 193 of the Companies Act, 1990 in respect of the group financial statements for the year ended 31 January, 2010. A copy of the full group accounts for the year ended 31 January, 2010, prepared in accordance with Irish generally accepted accounting principles, together with the report of the auditors thereon, has been annexed to the relevant annual return, which was filed on 24 August, 2010.

The accompanying condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the Company and its wholly-owned subsidiaries in Ireland, the United Kingdom, the Cayman Islands and the United States after eliminating all material inter-company accounts and transactions.

3.	Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures requires disclosures about fair value measurements for its assets and liabilities that are re-measured and reported at fair value at each reporting period, and its assets and liabilities that are re-measured and reported at fair value on a non-recurring basis. The following table presents information about the Company’s assets that are measured at fair value at each reporting period as of 31 July, 2010, and indicates the fair value hierarchy of the valuation techniques utilised to determine such fair value. In general, fair values determined by level 1 inputs utilise quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by level 2 inputs utilise data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$48,857	$48,857	$-	$-

The Company invests its excess cash in low-risk, short-term, deposit accounts with high credit-quality banks in the United States, Luxemburg, United Kingdom and Ireland. It also invests in highly liquid investments in time deposits of money market and USD Government funds, with original maturities of 90 days or less. At 31 July, 2010, US$48.9 million was invested in cash and cash equivalent accounts. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and currently considers the credit risk to be minimal.

During the fourth quarter of fiscal 2010, the Company completed its annual impairment tests and assessments of the carrying value of goodwill and identifiable indefinite-lived intangible assets and determined its recorded non-current assets were not impaired as of 31 January, 2010. As such, there were no financials assets and liabilities required to be measured at fair value on a non-recurring basis during the year ended 31 January, 2010.

The Company uses forward exchange contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates expected to occur within the next 12 months. The Company enters into these foreign exchange contracts to hedge anticipated sales or purchase transactions in the normal course of business for which there is a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The Company does not use such instruments for trading or speculative purposes.

The derivative instruments held by the Company as of 31 July, 2009 did not qualify as accounting hedges as of that date. The fair value losses and gains on derivatives held as of 31 July, 2010 were recognised in the Consolidated Statements of Operations.

As of 31 July, 2010, the Company had no forward exchange contracts outstanding.

	As of 31 July, 2010		As of 31 July, 2009
	Amount	Value	Amount	Value
(U.S. dollars in thousands)
Derivatives
Forward foreign exchange forward contracts	$-	$-	$-	$-

•	The fair value of cash equivalents, accounts receivable and accounts payable approximates fair value due to the short maturities of those instruments.

•	The fair value of the contracts is calculated as the present value of the settlement amount less the current valuation based on the period end spot rate.

The Company recorded an exchange gain of US$88,000 and US$131,000 for the three and six months ended 31 July, 2010 and an exchange gain of US$166,000 and US$227,000 for the three and six months ended 31 July, 2009, respectively, in the condensed consolidated statements of operations. Included in the exchange gain, net was a gain of US$0 for the three and six months ended 31 July, 2010, respectively and a loss of US$5,000 and a gain of US$27,000 for the three and six months ended 31 July, 2009 relating to derivative instruments.

The gain on derivative instruments is recorded in net cash provided by operating activities in the condensed consolidated statements of cash flows.

4.	Discontinued Operations and Divestitures

In March 2010, the Company entered into a definitive agreement to sell its Healthcare business to The Advisory Board Company (“ABC”). The sale was successfully completed on 1 April, 2010. The Company decided to sell the Healthcare division in order to drive additional value for its stakeholders through a singular focus on the Financial Governance, Risk and Compliance (“GRC”) market. As a result of this transaction, the Healthcare business is reported as discontinued operations in the accompanying condensed consolidated financial statements. All prior period statements, except the consolidated statements of cash flows, have been restated accordingly.

Under the terms of the agreement, The Advisory Board Company paid the Company US$34.5 million in cash for all the outstanding shares of a newly formed subsidiary which, prior to closing, held substantially all the assets and liabilities of the Healthcare business. The sale price was subject to the following adjustments:

•

A total escrow amount of US$6 million of which US$2.0 million and US$4.0 million will be held for a period of 9 months and 21 months, respectively from the closing date to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement.

•

An estimated negative working capital adjustment of US$551,000 at the closing date. The Company finalised the working capital adjustment at US$538,000 in the quarter ended 31 July, 2010, resulting in a gain of $13,000.

The Company reported a gain on sale of discontinued operations of US$50,000 for the three months ended 31 July, 2010. The Company reported a loss from discontinued operations of US$247,000 for the three months ended 31 July, 2009.

The Company reported net income from discontinued operations of US$21.9 million for the six months ended 31 July, 2010, which included a gain on sale of discontinued operations of US$21.8 million and net income from discontinued operations of US$126,000. The Company reported a net loss from discontinued operations of US$691,000 for the six months ended 31 July, 2009.

In conjunction with the sale of the Healthcare division, options held by Healthcare employees were modified such that the options became immediately vested. This modification resulted in additional compensation expense of $121,000 and was recorded within discontinued operations in the first quarter of fiscal 2011. The weighted-average exercise price of these options was $2.71 per equivalent ADS and the options must be exercised by 31 January, 2011.

The condensed consolidated statements of the discontinued operations were as follows:

	Three months ended 31 July,		Six months ended 31 July,
	2010	2009	2010	2009
	(U.S. dollars in thousands)
Revenue	-	1,568	1,011	3,001

(Loss) income from discontinued operations	-	(247)	126	(691)
Gain on sale of discontinued operations, net	50	-	21,817	-

Net income (loss) from discontinued operations, net of tax	$50	$(247)	$21,943	$691

The above results for discontinued operations for the six months ended 31 July, 2010 includes the results of the Healthcare business for the two months through 1 April, 2010, the date of sale.

The assets and liabilities of the discontinued operations were as follows:

	As of
	31 July, 2010	31 January, 2010
	(U.S. dollars in thousands)
Assets
Accounts receivable, net of allowance of US$65,000 at 31 January, 2010	$-	$646
Prepaid expenses and other assets	-	125
Property and equipment, net	-	219
Goodwill and intangible assets	-	4,986
Deferred costs	-	1,727

Total current assets	$-	$7,703

Liabilities
Accounts payable	$-	$9
Accrued payroll and related expenses	-	330
Other accrued liabilities	-	226
Deferred revenues	-	3,416

Total current liabilities	$-	$3,981

5.	Shareholders’ Equity

The Company’s authorised share capital comprises 100,000,000 Ordinary Shares of US$0.0027 par value per share and 10,000,000 Series B Preference Shares of US$0.0027 par value per share, which may be issued with such special, qualified, preferred, deferred or other rights or privileges or conditions as to capital, dividends, rights of voting or other matters as the Directors of the Company may decide.

In July 2010, the Company’s shareholders gave the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares on such terms and conditions and in such manner as the Directors may from time to time determine, but so that:

(1)	the maximum number of shares authorised to be purchased shall be such number of shares whose aggregate nominal value shall not exceed 15 per cent of the aggregate nominal value of the issued share capital of the Company as at the commencement of business on July 22, 2010;

(2)	the minimum price which may be paid for any share is an amount equal to its nominal value; and

(3)	the maximum price which may be paid for any share (a “relevant share”) shall be the higher of the nominal value thereof and an amount equal to 105 per cent of the average of the relevant prices of the shares of the same class as the relevant share in respect of each of the five Trading Days immediately preceding the day on which the relevant share is purchased.

The Company issued 20,000 ordinary shares in the three and six months periods ended 31 July, 2010.

Dividends may only be declared and paid out of profits available for distribution determined in accordance with accounting principles generally accepted in Ireland and applicable Irish company law and are recorded in accordance with U.S. GAAP. There were no dividends declared or payable by the Company in any of the periods presented.

6.	Comprehensive Income (Loss)

The following table sets forth the calculation of comprehensive income (loss) for the three and six months ended 31 July, 2010 and 2009:

	Three months ended 31 July,		Six months ended 31 July,
	2010	2009	2010	2009
	(U.S. dollars in thousands)
Net income	$1,072	$603	$23,447	$192
Other comprehensive loss	(49)	(158)	(101)	(194)

Comprehensive income (loss)	$1,023	$445	$23,346	$(2)

7.	Computation of Net Income Per Ordinary Share

	Three months ended 31 July,		Six months ended 31 July,
	2010	2009	2010	2009
	(U.S. dollars in thousands, except share and per share data)
Numerator:
Net income from continuing operations	$1,022	$850	$1,504	$883
Net income (loss) from discontinued operations	50	(247)	21,943	(691)

Net income	$1,072	$603	$23,447	$192

Denominator:
Basic weighted-average common shares outstanding	33,361,252	32,945,761	33,265,805	32,848,156
Effect of dilutive options	1,615,568	33,774	1,419,768	15,079

Diluted weighted-average common shares outstanding	34,976,820	32,979,535	34,685,573	32,863,235

Basic and diluted net income per Ordinary Share from continuing operations	0.03	0.03	0.04	0.03
Basic net income (loss) per Ordinary Share from discontinued operations	0.00	(0.01)	0.66	(0.02)
Basic net income per Ordinary Share	0.03	0.02	0.70	0.01
Diluted net income (loss) per Ordinary Share from discontinued operations	0.00	(0.01)	0.63	(0.02)
Diluted net income per Ordinary Share	0.03	0.02	0.67	0.01

8.	Income Taxes

Provision for income taxes was US$59,000 and US$156,000 for the three and six months ended 31 July, 2010, respectively which was primarily related to US state taxes, UK income taxes and Irish tax on interest.

Provision for income taxes was US$3,000 credit and US$33,000 expense for the three and six months ended 31 July, 2009, respectively. During the three and six months ended 31 July, 2009, the Company recorded an expense of US$35,000 and US$72,000, respectively for US state taxes and UK income taxes. The Company also recorded a US$38,000 credit in the three months ended 31 July, 2009 as a final settlement from the German tax authorities in respect of the liquidation of Trintech Gmbh.

The Company will continue to review its operating results to determine if it becomes more likely than not that its deferred tax assets will be realised in the future, at which time the Company would release some or all of the valuation allowance. The Company may record additional deferred tax benefits in future periods if it expects to utilise additional deferred tax assets. This analysis is largely based on the Company’s assessment of future income which is closely connected to its budgeting process, which takes place in the fourth quarter of each year.

9.	Share-based Compensation Plans

The expected life of the options is calculated using the simplified method set out in ASC 718. The simplified method defines the life as the average of the contractual term of the options and the weighted-average vesting period for all option tranches. The Company uses the simplified method as it does not have sufficient exercise data from its own experience to determine a reasonable estimate.

The Company’s estimated option forfeiture rate in the three and six months ended 31 July, 2010 and 2009, based on its historical option forfeiture experience, is approximately 4.83% and 3.82%, respectively. The Company will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.

The Company anticipates it will recognise an aggregate of US$1.5 million from continuing operations as compensation expense in fiscal years 2011 to 2014. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

10.	Restructuring Charges

There was no restructuring charge in the three and six months ended 31 July, 2010.

However, due to the difficult business trading environment in the US in fiscal 2009, the Company established a restructuring plan in that year to rationalise, integrate and align the resources of the Company. This restructuring plan included workforce reductions and abandoning of excess lease facilities. The workforce reduction was designed to eliminate duplicate staff positions following the acquisition of the Movaris business and to enable the Company to better align the cost structure during the current economic downturn, which has adversely impacted revenues, elongated selling cycles, and delayed, suspended or reduced the demand for certain products. The lease facility reductions allow the Company to consolidate its workforce within the offices better matching their size and needs; it also was designed to allow the Company to match operational costs more closely with projected need levels. Prior to implementation of the restructuring plan, both the workforce and the facilities were larger than necessary for the Company’s level of business activity. The business environment had not significantly improved at the start of fiscal 2010 and as a result the Company had additional workforce reductions of US$253,000 in the six months ended 31 July, 2009 of which US$245,000 was for the GRC segment and US$8,000 was for the discontinued Healthcare segment.

11.	Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance in accordance with FASB ASC 280 “Disclosures about Segments of an Enterprise and Related Information” and related interpretations. The Company’s chief operating decision maker is the President.

The Company split its operations between Payments and GRC prior to fiscal 2007. The Payments business developed, marketed and sold electronic PoS hardware and systems that enabled electronic payments in multiple channels. On 1 September, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc.

The Company subsequently split its operations between GRC and Healthcare from fiscal 2007 through the third quarter of fiscal 2010. In the fourth quarter, the Company determined that its Healthcare business qualified for held for sale and discontinued operation classification and therefore was no longer an operating segment. On 1 April, 2010 the Company sold its Healthcare business to The Advisory Board Company. All prior period statements, except the consolidated statements of cash flows, have been reclassified accordingly.

As of 31 January, 2010 and 31 July, 2010, the Company has one business and operates in one industry segment of Financial GRC. The Company is a major international provider of Financial GRC solutions for commercial, financial and healthcare markets. Its recognised expertise in reconciliation process management, financial data aggregation, financial close and reporting, risk management and compliance enables customers to gain greater visibility and control of their critical financial processes leading to better overall business performance.

Segment net income consists of total segment revenues offset only by expenses directly attributable to that segment. Depreciation and amortisation of long-lived assets are allocated based on general cost allocations. Administrative expenses relating to the management and operation of a public company covering marketing, human resources, senior management, non-executive directors, professional fees, directors and officers insurance, facilities, acquisition related charges and other corporate costs are included in determining our consolidated operating income. However, these expenses are not allocated to the operating segment, and, therefore, are not included in segment net income (loss) from continuing operations.

	Three months ended 31 July, 2010
	(U.S. dollars in thousands)
Revenues:
License	$5,840	$-	$5,840
Service	3,270	-	3,270

Total revenues	9,110	-	9,110
Cost of sales	2,180	76	2,256

Gross profit (loss)	6,930	(76)	6,854
Operating expenses	4,832	1,046	5,878

Operating profit (loss)	2,098	(1,122)	976
Non-operating income, net	-	46	46

Net income (loss) from continuing operations	$2,098	$(1,076)	$1,022

Segment assets	$6,083	$71,741	$77,824

Segment goodwill	$20,290	$-	$20,290

	Three months ended 31 July, 2009
	(U.S. dollars in thousands)
Revenues:
License	$5,305	$-	$5,305
Service	3,056	-	3,056

Total revenues	8,361	-	8,361
Cost of sales	1,989	77	2,066

Gross profit	6,372	(77)	6,295
Operating expenses	4,426	1,200	5,626

Operating profit (loss)	1,946	(1,277)	669
Non-operating income, net	-	181	181

Net income (loss) from continuing operations	$1,946	$(1,096)	$850

Segment assets	$5,660	$41,520	$47,180

Segment goodwill	$20,290	$-	$20,290

	Six months ended 31 July, 2010
	(U.S. dollars in thousands)
Revenues:
License	$11,210	$-	$11,210
Service	6,363	-	6,363

Total revenues	17,573	-	17,573
Cost of sales	4,339	157	4,496

Gross profit (loss)	13,234	(157)	13,077
Operating expenses	9,481	2,089	11,570

Operating profit (loss)	3,753	(2,246)	1,507
Non-operating income, net	-	(3)	(3)

Net income (loss) from continuing operations	$3,753	$(2,249)	$1,504

Segment assets	$6,083	$71,741	$77,824

Segment goodwill	$20,290	$-	$20,290

	Six months ended 31 July, 2009
	(U.S. dollars in thousands)
Revenues:
License	$10,111	$-	$10,111
Service	5,982	-	5,982

Total revenues	16,093	-	16,093
Cost of sales	4,099	144	4,243

Gross profit	11,994	(144)	11,850
Operating expenses	8,803	2,395	11,198

Operating profit (loss)	3,191	(2,539)	652
Non-operating income, net	-	231	231

Net income (loss) from continuing operations	$3,191	$(2,308)	$883

Segment assets	$5,660	$41,520	$47,180

Segment goodwill	$20,290	$-	$20,290

The distribution of net revenues and long-lived assets by geographical area was as follows:

	Three months ended 31 July,		Six months ended 31 July,
	2010	2009	2010	2009
	(U.S. dollars in thousands)
Net revenues:
United States of America	$7,529	$7,452	$14,767	$14,299
Ireland	6	75	11	102
Rest of Europe	1,113	556	2,065	1,117
Rest of World	462	278	730	575

Total	$9,110	$8,361	$17,573	$16,093

	Six months ended 31 July,
	2010	2009
	(U.S. dollars in thousands)
Long-Lived Assets:
United States of America	$11,661	$12,512
United Kingdom	16	38
Ireland	11,055	11,096

Total	$22,732	$23,646

12.	Recent Accounting Pronouncements

In October 2009, the FASB issued ASU No. 2009-14, Software (Topic 985) Certain Arrangements That Contain Software Elements—a consensus of the FASB Emerging Issues Task Force (“EITF”) (“ASU 2009-14”), which amends the scope of software revenue guidance in Accounting Standards Codification (“ASC”) Subtopic 985-605, Software-Revenue Recognition, to exclude tangible products containing software and non-software components that function together to deliver the product’s essential functionality.

In October 2009, the FASB issued ASU No. 2009-13, Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements—a consensus of the FASB EITF (“ASU 2009-13”), which eliminates the residual method of allocation and requires the relative selling price method when allocating deliverables of a multiple-deliverable revenue arrangement. ASU 2009-13 specifies the best estimate of a selling price is consistent with that used to determine the price to sell the deliverable on a standalone basis. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition.

ASU 2009-14 and ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after 15 June, 2010, and must be adopted in the same period using the same transition method. If adoption is elected in a period other than the beginning of a fiscal year, the amendments in these standards must be applied retrospectively to the beginning of the fiscal year. Full retrospective application of these amendments to prior fiscal years is optional. Companies may elect early adoption of these standards. The Company is currently assessing the timing of adoption and the effects that ASU 2009-14 and ASU 2009-13 will have on its consolidated results of operations and financial condition.

In January 2010, the FASB issued ASU No. 2010-06 revised guidance intended to improve disclosures related to fair value measurements. This guidance requires new disclosures as well as clarifies certain existing disclosure requirements. New disclosures under this guidance require separate information about significant transfers in and out of Level 1 and Level 2 and the reason for such transfers, and also require purchases, sales, issuances, and settlements information for Level 3 measurement to be included in the roll forward of activity on a gross basis. The guidance also clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and the requirement to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. This accounting guidance was effective for the Company beginning in the first quarter of fiscal 2011, except for the roll forward of activity on a gross basis for Level 3 fair value measurement, which will be effective for the Company in the first quarter of fiscal 2012. The Company does not expect these new standards to significantly impact our consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-13, Topic 718—Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades (“ASU 2010-13”), which provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those years beginning on or after 15 December, 2010. The Company’s adoption of ASU 2010-13 is not expected to have an impact on the Company’s consolidated results of operations or financial condition.

PROFIT FORECAST

The Profit Forecast

On 3 March 2010, the Trintech Directors provided the following guidance with regard to the results of the continuing business of the Trintech Group for the year ending 31 January 2011 (the “Profit Forecast”):

“For the full year we are targeting from continuing operations…net income growth of 20%.”.

Basis of Preparation

The Profit Forecast has been prepared in accordance with the stated accounting policies of the Trintech Group for the year ended 31 January 2010.

Assumptions

The principal assumptions on which the Profit Forecast is based are set out below.

The assumptions that are outside of the influence of Trintech’s Directors and management are:

•	There will be no material change in trading conditions or in exchange rates in the main territories where Trintech operates.

•	There will be no business interruptions that materially affect the Trintech Group.

•	There will be no material changes in the political and /or economic environments in the US, the UK and Australia that would materially affect the Trintech Group.

•	There will be no material change in legislation or regulatory requirements impacting the Trintech Group’s operations or its accounting policies.

The assumptions that are within the influence of Trintech’s Directors and management are:

•	There will be no acquisitions or disposals by the Trintech Group in the period of the Profit Forecast that will have a material impact on profit.

•	The Company’s forecast for net income is stated before all pre-Acquisition seller costs.

•	The proposed sale of the Company does not adversely impact the Company’s ability to secure new licence sales for the remainder of the financial year ending 31 January 2011.

•	No contracts will be lost due to any change of ownership clauses as a result of the Acquisition.

•	There will be no deferred tax charge due to valuation allowances available.

•	The Group tax charge will mainly comprise tax payable on interest income in Ireland and state taxes in the US due to the availability of carried forward net operating losses.

•	There will be no taxable gain from the sale of Trintech’s Healthcare (Concuity) division in April 2010 due to the availability of capital losses forward.

For the purposes of the Profit Forecast, “pre-Acquisition seller costs” means all non-operating costs associated with the Acquisition including (but not limited to): legal fees; investment banking fees; accountancy and tax advisory fees and office wind-down costs.

Report of Reporting Accountant

The accounting policies and calculations underlying the Profit Forecast have been reported upon by PricewaterhouseCoopers, our independent registered public accounting firm. PricewaterhouseCoopers’s report (the “PwC Report”) is set out below on pages 85 and 86.

PricewaterhouseCoopers has prepared the PwC Report at the request of Trintech Group plc (“Trintech”) solely to enable Trintech to meet certain of its obligations pursuant to Rule 28.3 of the of the Irish Takeover Panel Act 1997, Takeover Rules, 2007, (as amended) (the “Takeover Rules). The Takeover Rules apply to the Scheme Document because Trintech has its registered office in Ireland and its securities are admitted to trading on NASDAQ, thereby making Trintech a “relevant company” for the purposes of the Takeover Rules. Rule 28.3 of the Takeover Rules requires that any profit forecast to which Rule 28 of the Takeover Rules applies include an accountants’ report on the Profit Forecast in the Scheme Document. Rule 28.3 of the Takeover Rules applies because Trintech published the Profit Forecast prior to the Offer Period and as such must have it reported on in accordance with Rule 28.3 of the Takeover Rules pursuant to Rule 28.6(b) of the Takeover Rules.

We are not required to provide the PwC Report under U.S. securities laws, the rules of the SEC, or any other applicable U.S. law. Accordingly, the PwC Report is intended to be relied upon only by those persons to whom it is expressly addressed and the Trintech Shareholders to whom the Acquisition is being made and should not be relied upon by any other person.

The PwC Report was prepared in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom and published by The Institute of Chartered Accountants in Ireland. The PwC Report has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States), nor does it constitute an examination, compilation or review under those standards and practices. Accordingly it should not be relied upon as if it had been carried out in accordance with those standards. Additionally, to the extent permitted by law and as set forth in the PwC Report, PricewaterhouseCoopers liability for the PwC Report, which is addressed to the Trintech Directors and its financial advisers, is limited to any responsibility PricewaterhouseCoopers may have to the addressees of the Report and Trintech’s Shareholders as a result of inclusion of this report in this document.

Trintech Shareholders should review the PwC Report in its entirety, and the foregoing statements are qualified by reference to the full PwC Report.

The Directors

Trintech Group Plc

Block C

Central Park

Leopardstown

Dublin 18

Ireland

William Blair & Company LLC

222 West Adams Street

Chicago

Illinois 60606

United States of America

2	November 2010

Dear Sirs

Trintech Group Plc

We report on the profit forecast comprising the statement by Trintech Group plc (“Trintech”) and its subsidiaries (together “Trintech Group”) for the year ending 31 January 2011 (the “Profit Forecast”). The Profit Forecast and the material assumptions upon which it is based, are set out on page 83 of the Scheme Document issued by Trintech Group plc dated 2 November 2010 (the “Scheme Document”).

This report is required by Rule 28.3 of the Irish Takeover Panel Act 1997, Takeover Rules, 2007 (as amended) (the “Takeover Rules”) and is given for the purpose of complying with that rule and for no other purpose.

Accordingly, we assume no responsibility in respect of this report to Cerasus II Limited (the “Offeror”) or any other person connected to, or acting in concert with, the Offeror or to any other person who is seeking or may in future seek to acquire control of Trintech Group plc (an “Alternative Offeror”) or to any other person connected to or acting in concert with an Alternative Offeror.

Responsibilities

It is the responsibility of the directors of the Company (the “Directors”) to prepare the Profit Forecast in accordance with the requirements of Rule 28.1 of the Takeover Rules.

It is our responsibility to form an opinion as required by Rule 28.3 of the Takeover Rules as to the proper compilation of the Profit Forecast and to report that opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under Rule 28.3 of the Takeover Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Rule 28.3 of the Takeover Rules.

Basis of Preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated on page 83 of the Scheme Document and is based on the unaudited interim financial results for the six months ended 31 July 2010 and a forecast for the remaining six months to 31 January 2011. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of the Group.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom and published by The Institute of Chartered Accountants in Ireland. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of the Group. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material assumption made by the Directors appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Our work on the Profit Forecast does not constitute an audit. Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America, or other jurisdictions, or the auditing standards of the Public Company Accounting Oversight Board (United States) nor does it constitute an examination, compilation or review under those standards and practices and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis of the assumptions made by the Directors and the basis of accounting used is consistent with the accounting policies of the Group.

Yours faithfully

PricewaterhouseCoopers

November 2, 2010

The Directors

Trintech Group PLC

Block C, Central Park

Leopardstown

Dublin 18, Ireland

Dear Sirs,

We have discussed with you as Directors of Trintech Group plc the Profit Forecast and the basis on which it has been prepared.

We have also examined and discussed the accounting policies and basis of calculation for the Profit Forecast with PricewaterhouseCoopers, Trintech Group plc’s reporting accountants, and have considered their letter of today’s date addressed to yourselves and ourselves on this matter. You have confirmed to us that all information material to the Profit Forecast has been disclosed to us. We have relied on the accuracy and completeness of all such information and have assumed such accuracy and completeness for the purpose of rendering this letter.

On the basis of the foregoing, we consider that the Profit Forecast, for which you as Directors of Trintech Group PLC are solely responsible, has been compiled with due care and consideration.

This letter is provided to you solely in connection with Rule 28 of the Irish Takeover Rules and for no other purpose.

Sincerely,

William Blair & Company

PART VIII—ADDITIONAL INFORMATION

1.	RESPONSIBILITY

1.1	The directors of Trintech (whose names are set out in paragraph 2 of this Part VIII (Additional Information) accept responsibility for the information contained in this document, other than that relating to the Cerasus Group, their respective associates and the directors of the Cerasus Group and the Cerasus Directors and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Trintech (who have taken all reasonable care to ensure such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2	The Cerasus Directors (whose names are set out in paragraph 2 of Part VI (Information on Cerasus and Spectrum Equity) of this document) and the Spectrum Equity Investors Directors (whose names are set out in paragraph 2 of Part VI (Information on Cerasus and Spectrum Equity) of this document)) accept responsibility for the information contained in this document relating to the Cerasus Group, their respective associates and the Cerasus Directors and the Spectrum Equity Investors Directors and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the Cerasus Directors and the Spectrum Equity Investors Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	DIRECTORS AND REGISTERED OFFICE

The names of the directors of Trintech and their respective functions are as follows:

Cyril P. McGuire	Chairman, Chief Executive Officer and Director
R. Paul Byrne	President and Director
Kevin C. Shea	Non-Executive Director
Robert M. Wadsworth	Non-Executive Director
Trevor D. Sullivan	Non-Executive Director
Dr. Jim Mountjoy	Non-Executive Director

The registered office of Trintech is Block C, Central Park, Leopardstown, Dublin 18, Ireland.

3.	FINANCIAL ANALYSIS

William Blair acted as financial advisor to Trintech in connection with a possible acquisition of the Company.

As part of its engagement, Trintech requested that William Blair render an opinion as to whether the Acquisition Consideration of $6.60 per Trintech ADS was fair, from a financial point of view, to Trintech Securityholders. On 15 October, 2010, William Blair delivered its oral opinion to the Trintech Directors and subsequently confirmed in writing that, as of such date and based upon and subject to the assumptions and qualifications stated in its opinion, the acquisition consideration was fair, from a financial point of view, to the Trintech Securityholders.

The full text of William Blair’s written opinion, dated 15 October 2010, is attached as Annex D to this Scheme Document and incorporated into this document by reference. We urge Trintech Securityholders to read the entire opinion carefully to learn about the assumptions made, procedures followed, matters considered and limits on the scope of the review undertaken by William Blair in rendering its opinion. William Blair’s opinion relates only to the fairness, from a financial point of view, to Trintech of the consideration to be paid by Cerasus pursuant to the Acquisition. William Blair’s opinion does not address any other aspect of the Acquisition or any related transaction, and does not constitute a recommendation to any Trintech Securityholder as to how that Trintech Securityholder should vote with respect to the Acquisition. William Blair did not address the merits of the underlying decision by Trintech to engage in the Acquisition. The following summary of William Blair’s opinion is qualified in its entirety by reference to the full text of the opinion.

William Blair provided the opinion described above for the information and assistance of the Trintech Directors in connection with its consideration of the Acquisition. The terms of the Scheme and the amount and form of the Consideration, however, were determined through negotiations between Trintech and Cerasus, and were approved by the Trintech Directors. William Blair provided financial advice to Trintech during such negotiations. However, William Blair did not recommend any form of consideration to Trintech, or that any specific form of consideration constituted the only appropriate consideration for the proposed acquisition.

In connection with its opinion, William Blair, among other things:

•	reviewed the Transaction Agreement dated 15 October, 2010;

•	reviewed audited historical financial statements of Trintech for the years ended 31 January, 2008, 2009 and 2010;

•	reviewed unaudited financial statements of the Company for the eight months ended 31 August, 2009 and 2010;

•	reviewed certain internal business, operating and financial information and forecasts of the Company (the “Forecasts”), prepared by the senior management of the Company;

•	reviewed information regarding publicly available financial terms of certain other business combinations it deemed relevant;

•	reviewed the financial position and operating results of the Company compared with those of certain other publicly traded companies it deemed relevant;

•	reviewed current and historical market prices and trading volumes of the ADS of the Company; and

•	reviewed certain other publicly available information on the Company.

William Blair also held discussions with members of the senior management of Trintech to discuss the foregoing, and took into account the accepted financial and investment banking procedures and considerations that it deemed relevant.

In rendering its opinion, William Blair assumed and relied, without independent verification, upon the accuracy and completeness of all the information that was examined by or otherwise reviewed or discussed with William Blair for purposes of this opinion, including, without limitation, the forecasts provided by the Company’s senior management, and William Blair has not assumed any responsibility or liability therefor. William Blair has not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of Trintech, nor have any such valuations or appraisals been provided to William Blair. William Blair was advised by the senior management of Trintech that the forecasts examined by William Blair have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company, and William Blair has assumed, with management’s consent, that the forecasts will be achieved in the amounts and at the time contemplated thereby. William Blair expresses no opinion with respect to the forecasts or the estimates and judgments on which they are based. William Blair did not consider and express no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors, or employees (or any class of such persons) relative to the compensation to other stockholders. William Blair does not address the relative merits of the Acquisition as compared to any alternative business strategies that might exist for Trintech, or the effect of any other transaction in which the Company might engage. William Blair has relied as to all legal, accounting and tax matters on advice of

Trintech’s advisors and has assumed that the Acquisition will be consummated on the terms described in the draft Transaction Agreement, without any amendment or waiver of any material terms or conditions by the Company. William Blair has, in the past, provided certain investment banking services to Trintech and may continue to do so and has served as an investment banker in connection with the Acquisition and will receive a fee for its services. Also, William Blair, in the ordinary course of business, may actively trade Trintech’s securities.

William Blair’s opinion was based upon economic, market, financial and other conditions existing on, and other information disclosed to William Blair as of, 15 October, 2010. Although developments subsequent to 15 October, 2010 may affect its opinion, William Blair does not have any obligation to update, revise or reaffirm its opinion.

William Blair did not express any opinion as to the price at which the Trintech ADSs will trade at any future time or as to the effect of the announcement of the Acquisition on the trading price of the Trintech ADSs. William Blair noted that the trading price may be affected by a number of factors, including but not limited to:

•	dispositions of Trintech ADSs by Trintech ADS holders within a short period of time after the effective date of the Acquisition;

•	changes in prevailing interest rates and other factors that generally influence the price of securities;

•	adverse changes in the current capital markets;

•	the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Trintech or in its respective target markets;

•	any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities; and

•	timely completion of the Acquisition on terms and conditions that are acceptable to all parties at interest.

The following is a summary of the material financial analyses performed and material factors considered by William Blair to arrive at its opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with Trintech Directors the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by William Blair in this regard, it does set forth those considered by William Blair to be material in arriving at its opinion.

Selected Public Company Analysis. William Blair reviewed and compared certain financial information relating to Trintech to corresponding financial information, ratios and public market multiples for publicly traded companies who provide software in the governance, risk and compliance (“GRC”) sector irrespective of market capitalisation, companies that provide financial software and services irrespective of market capitalisation and companies who focus on providing software to a specific market niche and who are of similar size to the Company. The companies selected by William Blair were:

•	ACI Worldwide, Inc.;

•	BMC Software Inc.;

•	Bottomline Technologies Inc.;

•	CA Technologies;

•	EMC Corporation;

•	Epicor Software Corporation;

•	EPIQ Systems, Inc.;

•	Fidelity National Information Services, Inc.;

•	Fiserv, Inc.;

•	Fundtech Ltd.;

•	Guidance Software, Inc.;

•	International Business Machines Corp.;

•	Jack Henry & Associates Inc.;

•	JDA Software Group Inc.;

•	Lawson Software, Inc.;

•	Manhattan Associates, Inc.;

•	Online Resources Corp.;

•	Open Text Corp.;

•	QAD Inc.;

•	Quest Software Inc.;

•	S1 Corporation; and

•	Symantec Corporation.

Among the information William Blair considered were Revenue, EBITDA and Net Income. William Blair considered the enterprise value as a multiple of Revenue and EBITDA for each company for the last twelve months for which results were publicly available and for the respective calendar year revenue and EBITDA estimates for 2010 and 2011, and the equity value to net income estimates for 2010 and 2011. The last twelve months of operating results and the corresponding derived multiples for Trintech were based on 31 August, 2010 information provided by Trintech and the consideration of $6.60 per Trintech ADS. The operating results and corresponding multiples of the selected companies were based on each company’s most recent available publicly disclosed financial information, closing share prices as of 13 October, 2010 and estimates for calendar years 2010 and 2011 where appropriate. William Blair noted that it did not have access to internal forecasts for any of the selected public companies, except Trintech. The implied enterprise value of the transaction is based on the equity value implied by the purchase price plus the total debt, less any excess cash net of certain costs to eliminate costs of being a public company, and cash equivalents estimated through 31 December, 2010 based on the Company’s forecasts as of 15 October, 2010.

William Blair then compared the implied transaction multiples for Trintech to the range of trading multiples for the selected companies. Information regarding the range of multiples from William Blair’s analysis of selected publicly traded companies is set forth in the following table:

	Selected Public Company Valuation Multiples			Implied Transaction Multiple
	Min	Median	Max
Enterprise Value/LTM (8/31/2010) Revenue	0.43x	1.95x	3.52x	2.10x
Enterprise Value/2010E Revenue	0.44x	1.93x	3.44x	1.96x
Enterprise Value/2011P Revenue	0.42x	1.83x	3.23x	1.76x

Enterprise Value/LTM (8/31/2010) EBITDA	5.7x	9.7x	15.5x	14.1x
Enterprise Value/2010E EBITDA	5.9x	8.8x	12.2x	11.4x
Enterprise Value/2011P EBITDA	5.2x	7.7x	10.6x	9.9x

Equity Value/2010E Net Income	11.6x	16.7x	34.5x	29.4x
Equity Value/2011P Net Income	10.7x	14.8x	45.5x	27.1x

William Blair noted that the implied transaction multiples based on the terms of the Acquisition were generally within the range of multiples of the selected public companies.

Although William Blair compared the trading multiples of the selected companies as of 13 October, 2010 and applied such multiples to Trintech at $6.60 per Trintech ADS, none of the selected companies is identical to Trintech. Accordingly, any analysis of the selected publicly traded companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies.

Selected M&A Transactions Analysis.    William Blair performed an analysis of selected recent business combinations consisting of transactions announced subsequent to 1 January, 2007 and focused primarily on the GRC software, financial technology and vertical software industries and more specifically, transactions generally of similar size within said industries. William Blair’s analysis was based solely on publicly available information regarding such transactions. The selected transactions were not intended to be representative of the entire range of possible transactions in the respective industries. The transactions examined were (target/acquirer):

•	Salary.com, Inc./Kenexa Corp.;

•	COA Solutions Ltd./Advanced Computer Software plc;

•	I2 Technologies, Inc./JDA Software Group Inc.;

•	KANA Software, Inc./Accel-KKR LLC;

•	Goldleaf Financial Solutions, Inc./Jack Henry & Associates Inc.;

•	SAF Simulation, Analysis and Forecasting AG /SAP AG;

•	MSC.Software Corporation/Symphony Technology Group;

•	SumTotal Systems, Inc./Vista Equity Partners;

•	Entrust, Inc./Thoma Bravo, LLC;

•	Paisley Consulting, Inc./Thomson Reuters Corporation;

•	Aladdin Knowledge Systems Ltd./Vector Capital;

•	IBS OPENSystems Limited/Capita Group plc;

•	NetManage, Inc./Micro International plc;

•	Coda Plc/Unit 4 N.V.;

•	Longview Solutions, Inc./Exact Holding NV; and

•	Corillian Corporation/Checkfree Corporation.

William Blair reviewed the consideration paid in the selected transactions in terms of the enterprise value of such transactions as a multiple of revenue and EBITDA of the target for the latest twelve months prior to the announcement of these transactions. William Blair compared the resulting range of transaction multiples of revenue and EBITDA for the selected transactions to the implied transaction multiples for Trintech. Information regarding the range of multiples from William Blair’s analysis of selected transactions is set forth in the following table:

	Selected Transaction Valuation Multiples				Implied Transaction Multiple
	Min	Median		Max
Enterprise Value/LTM (8/31/2010) Revenue	0.60x	1.55	x	3.62x	2.10	x
Enterprise Value/LTM (8/31/2010) EBITDA	6.9x	9.2	x	14.9x	14.1x

William Blair noted that the implied transaction multiples based on the terms of the Acquisition were within the range of multiples of the selected transactions.

Although William Blair analysed the multiples implied by the selected transactions and applied such multiples to Trintech, none of these transactions or associated companies is identical to the acquisition of Trintech by Cerasus. Accordingly, any analysis of the selected transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the implied value of Trintech versus the values of the companies in the selected transactions.

Discounted Cash Flow Analysis.    William Blair utilised the forecasts to perform a discounted cash flow analysis of the Company’s projected future cash flows for the period commencing 31 December, 2010 and ending 31 December, 2015. Using discounted cash flow methodology, William Blair calculated the present values of the projected free cash flows for the Company. William Blair estimated the terminal value by utilising (1) 2015P EBITDA exit multiples of 8.0x to 10.0x and (2) free cash flow perpetuity growth rates of 2.0% – 4.0%. In this analysis, William Blair assumed discount rates ranging from 19% to 23%, based on a range of weighted average cost of capital for Trintech using the levered beta from 2 March, 2010 to 20 September, 2010, representing the time between the sale of the Company’s Concuity business and the day prior to the Company’s public announcement. William Blair aggregated (1) the present value of the free cash flows over the applicable forecast period with (2) the present value of the range of terminal values. The aggregate present value of these items represented the enterprise value range. William Blair derived a range of fully-diluted equity value per ADS by subtracting the Company’s net debt from the resulting enterprise value range and by dividing by the Company’s total ADS outstanding and ADS equivalents as of 13 October, 2010. The fully-diluted equity value implied by the discounted cash flow analysis ranged from $5.90 per ADS to $6.92 per ADS using the EBITDA exit multiples, and $4.90 per ADS to $5.64 per ADS using the free cash flow perpetuity growth rates compared to the Acquisition consideration of $6.60 per Trintech ADS.

Leveraged Acquisition Analysis.    William Blair utilised forecasts to perform an analysis concerning the price that could be paid by a typical leveraged buyout purchaser to acquire the Company. In this analysis, William Blair assumed a capital structure and financing rate scenario representative of the prevailing market for leveraged acquisitions for certain selected companies deemed relevant by William Blair. This analysis assumed (1) a five year holding period commencing 31 December, 2010; (2) a targeted internal rate of return to equity investors of approximately 22.5% to 27.5%; and (3) a range of exit multiples of projected

2015 EBITDA of 8.0x to 10.0x. This analysis indicated that the consideration a leveraged buyout purchaser might be willing to pay per ADS of the Company ranged from $5.69 to $6.48, as compared to the Acquisition consideration of $6.60 per ADS.

Premiums Paid Analysis.    William Blair also reviewed data from 283 domestic and international public transactions, with equity values between $50 and $200 million that were announced since 1 January, 2007 in which 100% of the target’s equity was acquired for cash. Specifically, William Blair analysed the acquisition price per share as a premium to the closing share price one day, one week, one month, 90 days and 180 days prior to the target’s announcement of the transaction. William Blair compared the range of resulting per share stock price premiums for the reviewed transactions to the premiums implied by the Acquisition based on Trintech’s ADS prices one day, one week, one month, 90 days and 180 days prior to announcing it was engaging in strategic discussions on 21 September, 2010. Information regarding the premiums calculated from William Blair’s analysis of selected transactions is set forth in the following table:

	Announcement	Premium (Discount)	Premium Paid Percentile
Period	21 September 2010	At $6.60 Offer Price	10th	30th	50th	70th	90th
One Day	$4.63	43%	3%	16%	29%	45%	94%
One Week	$4.82	37%	5%	19%	34%	51%	90%
One Month	$4.28	54%	6%	21%	35%	51%	100%
90 Days	$5.12	29%	4%	24%	42%	66%	108%
180 Days	$4.54	45%	(11%)	21%	37%	71%	121%

William Blair noted that the ADS premiums implied by the Acquisition for the one day, one week, one month, 90 day and 180 day periods prior to announcing strategic discussions were generally comparable to or above the 50th percentile of the premiums paid for the referenced transaction group. William Blair noted that the ADS premiums implied by the Acquisition for the one month period prior to announcement of the Acquisition were above the 70th percentile of the premiums paid for the referenced transaction group. The premiums implied by the transaction for the 90 day period prior to announcement of the acquisition were comparable to or above the 30th percentile of the premiums paid for the referenced transaction group.

General.    This summary is not a complete description of the analysis performed by William Blair but contains the material elements of the analysis. The preparation of an opinion regarding fairness is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the financial terms of the proposed merger and add to the total mix of information available. The analyses were prepared solely for the purpose of William Blair providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the consideration to be paid to the holders of the outstanding Trintech ADS. Rather, in reaching its conclusion, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole and in consideration of the process undertaken by Trintech. William Blair did not place particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarised above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to Trintech or the Acquisition. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favourable than suggested by such analyses.

William Blair is a nationally recognised firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with acquisition transactions and other types of strategic combinations and mergers. William Blair is familiar with Trintech, having provided certain investment banking services to Trintech and its Directors from time to time, including having acted as financial advisor to Trintech in connection with the sale of Concuity in April 2010 for $34.5 million and Payware in September 2006 for $12.1 million, for which William Blair received remuneration. Furthermore, in the ordinary course of its business, William Blair and its affiliates may beneficially own or actively trade Trintech ADSs and other securities of Trintech for its own account and for the accounts of customers, and, accordingly, may at any time hold a long or short position in these securities.

Trintech hired William Blair based on its qualifications and expertise in providing financial advice to companies and its reputation as a nationally recognised investment banking firm. Pursuant to a letter agreement dated 12 February, 2009, William Blair will be caused to be paid a fee upon the successful completion of the said transaction. In addition, Trintech has agreed to reimburse William Blair for certain of its out-of-pocket expenses (including fees and expenses of its counsel) reasonably incurred by it in connection with its services and will indemnify William Blair against potential liabilities arising out of its engagement.

As described above, William Blair’s opinion to the Trintech Directors was one of many factors taken into consideration by the Trintech Directors in making its determination to approve the acquisition. The foregoing summary does not purport to be a complete description of the analyses performed by William Blair in connection with its fairness opinion and is qualified in its entirety by reference to the written opinion of William Blair attached as Annex D to this Scheme Document.

4.	MARKET QUOTATIONS

The following table shows the Closing Price of a Trintech ADS as derived from NASDAQ (i) on the first dealing day in each of the six months prior to the date of this document, (ii) on 20 September 2010 (the last Business Day prior to the commencement of the Offer Period) and (iii) at the close of business on the Latest Practicable Date:

Date	Closing Price ($)
3 May 2010	5.85
1 June 2010	5.54
1 July 2010	5.07
2 August 2010	4.69
1 September 2010	4.30
20 September 2010	4.63
1 October 2010	6.67
29 October 2010	6.45

5.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to the Trintech Directors with respect to the beneficial ownership of Trintech ADSs as of 13 October 2010 by (i) each shareholder known to the Trintech Directors to be the beneficial owner of more than five per cent. (5%) of any class of Trintech’s registered voting securities and (ii) all of Trintech Directors and senior management as a group and each individually. To the knowledge of Trintech’s Directors, Trintech is not directly or indirectly controlled by any corporation, foreign government or any other natural or legal person.

Beneficial Owner(1)	Number	%
Cyril P. McGuire(2)(3)	3,662,541	18.7%
Instove Holdings Limited(3)	1,602,804	8.2%
Austin W. Marxe & David M. Greenhouse(4)	1,338,563	6.8%
Focus Investments(5)	1,293,636	6.6%
R. Paul Byrne(6)	748,447	3.8%
John Harte(7)	397,875	2.0%
Dr. Jim Mountjoy(8)	165,000	*
Kevin C. Shea(9)	155,100	*
Robert M. Wadsworth(10)	150,000	*
Trevor D. Sullivan(11)	141,335	*
David A. Colf(12)	72,000	*
Joseph Seery(13)	65,750	*
Officers and directors as a group (9 persons)	5,558,048	28.4%

*Individually	represents less than 1% of the equivalent ADSs outstanding.

(1)	The information in this table is based on Trintech’s records, information provided to Trintech by Trintech’s Directors and executive officers, and a review of Schedules 13D and 13G filed with the SEC. The percentage ownership of each director, executive officer, and shareholder is based on 16,921,172 equivalent ADSs outstanding at 13 October 2010 and 2,668,983 total vested and unvested options outstanding at 11 October 2010. Beneficial ownership is determined in accordance with rules of the SEC that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated below, Trintech believes that the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.
(2)	Includes 3,458,374 equivalent ADSs held of record and 204,167 equivalent ADSs subject to options.
(3)	Equivalent ADSs are held by Instove Holdings Limited, which in turn is owned by two Jersey discretionary trusts, Hacke Trust and Belte Trust. Neither Cyril P. McGuire nor any of his family members are trustees or beneficiaries of these trusts, but the trustees may, in their sole discretion, select any beneficiaries. Cyril P. McGuire has disclaimed any beneficial interest in the equivalent ADSs held by Instove Holdings Limited or the trusts.
(4)	Equivalent ADSs are held by Austin W. Marxe and David M. Greenhouse, which are the controlling principals of AWM Investment Company, Inc. (“AWM”). Marxe and Greenhouse are also members of SST Advisers L.L.C. (“SSTA”), the general partner of Special Situations Technology Fund, L.P. (“Technology”) and the Special Situations Technology Fund II, L.P. (“Tech II”). AWM serves as the investment adviser to Technology and Tech II. The principal business of both of these funds is to invest in equity and equity-related securities and other securities of any kind or nature.
(5)	Equivalent ADSs are held by Focus Investments through a number of equity funds. The principal business of these funds is to invest in equity and equity-related securities.
(6)	Includes 181,153 equivalent ADSs held of record and 567,294 equivalent ADSs subject to options.
(7)	Includes 375 equivalent ADSs held of record and 397,500 equivalent ADSs subject to options.
(8)	Includes 1,000 equivalent ADSs held of record and 164,000 equivalent ADSs subject to options.
(9)	Includes 100 equivalent ADSs held of record and 155,000 equivalent ADSs subject to options.
(10)	Includes 10,000 equivalent ADSs held of record and 140,000 equivalent ADSs subject to options.
(11)	Includes 1,335 equivalent ADSs held of record and 140,000 equivalent ADSs subject to options.
(12)	Includes 100 equivalent ADSs subject to options 71,900 equivalent ADSs subject to options.
(13)	Includes 13,000 equivalent ADSs held of record and 52,750 equivalent ADSs subject to options.

Trintech’s major shareholders do not have different voting rights to Trintech’s Shareholders.

6.	SHAREHOLDINGS AND DEALINGS

6.1	Definitions

For the purposes of this paragraph 6:

(i)	Two or more persons are deemed to be acting in concert if they co-operate on the basis of an agreement, either express or tacit, either oral or written, aimed at

(a)	either:

(i)	the acquisition by any one or more of them of securities in the relevant company concerned; or

(ii)	the doing, or the procuring of the doing, of any act that will or may result in an increase in the proportion of securities in the relevant company concerned held by any one or more of them; or

(b)	either:

(i)	acquiring control of the relevant company concerned; or

(ii)	frustrating the successful outcome of an offer made for the purpose of the acquisition of control of the relevant company concerned;

and ‘acting in concert’ shall be construed accordingly;

(ii)	arrangement includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, between two or more persons relating to relevant securities which may be an inducement to deal or refrain from dealing;

(iii)	associate of a company (being for the purposes of this definition either Trintech or Cerasus or the Cerasus Group) means:

(a)	a company’s holding company, subsidiaries, fellow subsidiaries and their associated companies and companies of which any such companies are associated companies (for this purpose, ownership or control of 20 per cent or more of the equity share capital of a company is regarded as the test of associated company status);

(b)	a company’s connected advisers and persons controlling, controlled by or under the same control as such connected advisers;

(c)	the Trintech Directors or the Cerasus Directors or the Cerasus Group Directors, as appropriate, and the directors of any company covered in (a) above (together in each case, with their spouse, close relatives and trustees of related trusts) and companies controlled by one or more such directors, their spouse, close relatives and trustees of related trusts;

(d)	a trustee of any pension scheme (other than an industry-wide scheme) in which the company or any company covered in (a) above participates;

(e)	a collective investment scheme or other person the investments of which the company or any associate of the company manages on a discretionary basis, in respect of the relevant investment accounts;

(f)	a person interested, or together with one or more persons acting in concert with that person, is interested in 5% or more of any class of relevant securities of the company;

(g)	a party to an arrangement with the company or an associate of the company in respect of relevant securities;

(h)	a person with a material business relationship with the company; or

(i)	a person (not covered by paragraphs (a) to (h) above) which is interested or deals in relevant securities of the company and has, in addition to that person’s normal interest as an investor in securities, an interest or potential interest, whether commercial, financial or personal, in the outcome of the Offer.

(iv)	connected adviser means a bank or financial or other professional adviser (including a stockbroker) which is acting in relation to the Offer for the company (being for the purposes of this definition either Trintech or Cerasus or the Cerasus Group) or for an associate of the company described in (a) of the definition of “associate” above (excluding a bank which is only providing normal commercial banking services or activities such as cash confirmation, the handling of acceptances and other registration work and excluding exempt market makers), provided that, in the case of an adviser which is partnership, only partners and professional staff actively engaged in relation to the Offer or who are customarily engaged in the affairs of the relevant client or who have engaged in these offices within two years prior to the start of the relevant offer period shall be deemed associates of the company;

(v)	control means the holding, whether directly or indirectly, of securities in a company that confer in aggregate 30 per cent. or more of the voting rights in that company;

(vi)	derivative includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying security;

(vii)	disclosure date means 29 October 2010 being the latest practicable date before the posting of this document;

(viii)	disclosure period means the period commencing on 20 September 2009 (being the date 12 months before the commencement of the Offer Period) and ending on the disclosure date;

(ix)	exempt fund manager means a discretionary fund manager which has been recognised by the Irish Takeover Panel as an exempt fund manager for the purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Irish Takeover Panel and has not been notified by the Irish Takeover Panel of the withdrawal of such recognition;

(x)	exempt market maker means a person who, in relation to the securities concerned, is registered as a market-maker in those securities with the London Stock Exchange or is accepted by the Irish Takeover Panel as a market-maker in those securities and who, in either case, has been recognised by the Irish Takeover Panel as an exempt market-maker for the purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Irish Takeover Panel and has not been notified by the Irish Takeover Panel of the withdrawal of such recognition;

(xi)	interest in or interested in a relevant security means:

(a)	for the purpose of determining whether a person has an “interest in a relevant security” or is “interested in a relevant security”:

(i)	that person shall be deemed to have an “interest”, or to be “interested”, in a relevant security if and only if he or she has a long position in that security; and

(ii)	a person who has only a short position in a relevant security shall be deemed not to have an interest, nor to be interested, in that security;

(b)	Long position and short position:

(i)	A person shall be deemed to have a long position in a relevant security for the purposes of paragraph (a) if he or she directly or indirectly:

1)	owns that security; or

2)	has the right or option to acquire that security or to call for its delivery; or

3)	is under an obligation to take delivery of that security; or

4)	has the right to exercise or control the exercise of the voting rights (if any) attaching to that security,

or to the extent that none of sub-paragraphs (1) to (4) above applies to that person, if he or she:

5)	will be economically advantaged if the price of that security increases; or

6)	will be economically disadvantaged if the price of that security decreases, irrespective of:

(A)	how any such ownership, right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to purchase, option or derivative; and

(B)	whether any such ownership, right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise,

provided that a person who has received an irrevocable commitment to accept an offer (or to procure that another person accept an offer) shall not, by virtue only of sub-paragraph (2) or (3) above, be treated as having an interest in the Relevant Securities that are the subject of the irrevocable commitment;

(ii)	A person shall be deemed to have a short position in a relevant security for the purposes of paragraph (a) if he or she directly or indirectly:

•	has the right or option to dispose of that security or to put it to another person; or

•	is under an obligation to deliver that security to another person; or

•

is under an obligation either to permit another person to exercise the voting rights (if any) attaching to that security or to procure that such voting rights are exercised in accordance with the directions of another person, or to the extent that none of sub-paragraphs (1) to (3) above applies to that person if he or she:

1)	will be economically advantaged if the price of that security decreases; or

2)	will be economically disadvantaged if the price of that security increases, irrespective of:

(A)	how any such right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to sell, option or derivative; and

(B)	whether any such right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise;

(xii)	relevant Cerasus securities in relation to Cerasus shall have the meaning assigned by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:

(a)	equity share capital of Cerasus; and

(b)	securities or any other instruments of Cerasus conferring on their holders rights to convert into or to subscribe for any securities of the foregoing category,

and references to “relevant Cerasus securities” shall include references to securities of any holding company of Cerasus and to options (including traded options) in respect of, and derivatives referenced to, any securities of any such holding company;

(xiii)	relevant Trintech securities means in relation to Trintech shall have the meaning assigned by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:

(a)	securities of Trintech which are the subject of the Scheme or which confer voting rights;

(b)	equity share capital of Trintech; and

(c)	securities or any other instruments of Trintech conferring on their holders rights to convert into or to subscribe for any new securities of the foregoing categories;

(xiv)	relevant period means the period commencing on 21 September 2010 and ending on the disclosure date; and

(xv)	relevant securities means relevant Cerasus securities or relevant Trintech securities, as appropriate, and relevant security shall be construed appropriately.

6.2	Interests and short positions in relevant Trintech securities

(i)	As at the close of business on the disclosure date, the Trintech Directors (including persons connected with them (within the meaning of the Irish Companies Act 1990)) were interested in the following relevant Trintech securities (excluding options which are disclosed in paragraph (ii) below):

Name	Number of Trintech ADSs
R. Paul Byrne	181,153 Trintech ADSs
Kevin C. Shea	100 Trintech ADSs
Dr. Jim Mountjoy	1,000 Trintech ADSs
Robert M. Wadsworth	10,000 Trintech ADSs
Cyril P. McGuire	3,300,360 Trintech ADSs
Cyril P. McGuire	316,026 Trintech Shares
Trevor D. Sullivan	1,335 Trintech ADSs
Harbourvest International Private Equity Partners III—Direct Fund L.P.	425,000 Trintech ADSs

(ii)	As at the close of business on the disclosure date, the following options or awards over Trintech ADSs have been granted to the following Trintech Directors (including persons connected with them within the meaning of the Irish Companies Act 1990) under the Trintech Share Option Plans and remain outstanding:

Name	Number of Trintech ADSs under Option	Exercise price per Trintech ADS(US$)	Expiry Date
R. Paul Byrne	51,294	4.71	24 August 2011
R. Paul Byrne	200,000	5.82	21 January 2012
R. Paul Byrne	16,000	4.08	23 March 2014
R. Paul Byrne	100,000	2.45	8 February 2015
R. Paul Byrne	200,000	2.50	18 July 2011
Cyril P. McGuire	54,167	4.71	24 August 2011
Cyril P. McGuire	50,000	4.05	25 July 2012
Cyril P. McGuire	100,000	2.45	8 February 2015
Robert M. Wadsworth	10,000	4.76	16 July 2011
Robert M. Wadsworth	15,000	4.05	25 July 2012
Robert M. Wadsworth	15,000	3.19	22 September 2013
Robert M. Wadsworth	15,000	4.44	26 July 2014
Robert M. Wadsworth	25,000	2.45	8 February 2015
Robert M. Wadsworth	20,000	1.16	26 November 2015
Robert M. Wadsworth	20,000	1.85	29 July 2016
Robert M. Wadsworth	20,000	4.60	28 July 2017
Kevin C. Shea	10,000	4.76	16 July 2011
Kevin C. Shea	15,000	4.05	25 July 2012
Kevin C. Shea	15,000	3.19	22 September 2013
Kevin C. Shea	30,000	4.44	26 July 2014
Kevin C. Shea	25,000	2.45	8 February 2015
Kevin C. Shea	20,000	1.16	26 November 2015
Kevin C. Shea	20,000	1.85	29 July 2016
Kevin C. Shea	20,000	4.60	28 July 2017
Dr. Jim Mountjoy	35,000	5.29	1 June 2011
Dr. Jim Mountjoy	15,000	4.05	25 June 2012
Dr. Jim Mountjoy	14,000	3.19	22 September 2013
Dr. Jim Mountjoy	15,000	4.44	26 July 2014
Dr. Jim Mountjoy	25,000	2.45	8 February 2015
Dr. Jim Mountjoy	20,000	1.16	26 November 2015
Dr. Jim Mountjoy	20,000	1.85	29 July 2016
Dr. Jim Mountjoy	20,000	4.60	28 July 2017
Trevor D. Sullivan	10,000	4.76	16 July 2011
Trevor D. Sullivan	15,000	4.05	25 June 2012
Trevor D. Sullivan	15,000	3.19	22 September 2013
Trevor D. Sullivan	15,000	4.44	26 July 2014
Trevor D. Sullivan	25,000	2.45	8 February 2015
Trevor D. Sullivan	20,000	1.16	26 November 2015
Trevor D. Sullivan	20,000	1.85	29 July 2016
Trevor D. Sullivan	20,000	4.60	28 July 2017

Save as described in paragraph 6(a)(i) and 6(a)(ii) above, as at the close of business on the disclosure date, no Trintech Director (including persons connected with them (within the meaning of the Companies Act 1990)) was interested, or held any short positions, in any relevant Trintech securities.

(iii)	As at the close of business on the disclosure date no associates of Trintech (by virtue of paragraph (a) of the definition of associate) were interested in relevant Trintech securities

(iv)	As at the close of business on the disclosure date, no trustee of any pension scheme in which Trintech or any subsidiary of Trintech participates, was interested, or held any short positions, in any relevant Trintech securities.

(v)	As at the close of business on the disclosure date, neither William Blair (financial adviser to Trintech) nor any person (other than an exempt market maker) controlling, controlled by, or under the same control as William Blair, was interested, or held any short positions, in any relevant Trintech securities.

(vi)	As at the close of business on the disclosure date, no partner or member of the professional staff of Ernst & Young (Trintech’s auditor) engaged actively in relation to the Scheme or otherwise customarily engaged in the affairs of Trintech since 20 September 2008 was interested, or held any short positions, in any relevant Trintech securities.

(vii)	As at the close of business on the disclosure date, no partner or member of the professional staff of PricewaterhouseCoopers engaged actively in relation to the Scheme or otherwise customarily engaged in the affairs of Trintech since 20 September 2008 was interested, or held any short positions, in any relevant Trintech securities.

(viii)	As at the close of business on the disclosure date, no partner or member of the professional staff of A&L Goodbody (Irish legal adviser to Trintech) who is actively engaged in relation to the Scheme or otherwise customarily engaged in the affairs of Trintech since 20 September 2008 was interested, or held any short positions, in any relevant Trintech securities.

(ix)	As at the close of business on the disclosure date, the following partners and members of the professional staff of Wilson Sonsini Goodrich & Rosati, P.C. (US legal adviser to Trintech) who are actively engaged in relation to the Scheme, or otherwise customarily engaged in the affairs of Trintech since 20 September 2008, were interested in the Trintech ADSs: Steven Bernard (11 Trintech ADSs) and Ignacio Salceda (Five Trintech ADSs).

(x)	As at the close of business on the disclosure date, no fund manager (other than an exempt fund manager) connected with Trintech was interested, or held any short positions, in any relevant Trintech securities.

(xi)	Save as disclosed in this document, neither Trintech nor, so far as the Trintech Directors are aware, any associate (by virtue of paragraphs (a) to (d) of the definition of “associate”) has any arrangement with any other person in relation to relevant Trintech securities.

(xii)	No Trintech Director holds short positions in any relevant Trintech securities.

(xiii)	As at the close of business on the disclosure date, no member of the Cerasus Group held any interest or short position in any relevant Trintech securities.

(xiv)	As at the close of business on the disclosure date no associates of the Cerasus Group (by virtue of paragraph (a) of the definition of associate) were interested in relevant Trintech securities

(xv)	As at the close of business on the disclosure date, no Cerasus Director or Spectrum Equity Investor Director (including persons connected with them (within the meaning of the Companies Act 1990)) was interested, or held any short positions, in any relevant Trintech securities.

(xvi)	As at close of business on the disclosure date, no person who, prior to the dispatch of this Scheme Document, has provided Cerasus or any of its associates with an irrevocable commitment or letter of intent held any interest or short position in any relevant Trintech securities, other than the interests of the Trintech Directors and their connected persons disclosed in this paragraph 6.2.

(xvii)	As at the close of business on the disclosure date, neither Goodbody Corporate Finance (financial adviser to the Cerasus Group) nor any person (other than an exempt market maker) controlling, controlled by, or under the same control as Goodbody Corporate Finance, was interested, or held any short positions, in any relevant Trintech securities.

(xviii)	As at the close of business on the disclosure date, no partner or member of the professional staff of Maples and Calder (Irish legal adviser to the Cerasus Group) who is actively engaged in relation to the Scheme or otherwise customarily engaged in the affairs of the Cerasus Group since 20 September 2008 was interested, or held any short positions, in any relevant Trintech securities.

(xix)	As at the close of business on the disclosure date, no partner or member of the professional staff of Latham & Watkins LLP (US legal adviser to the Cerasus Group) who is actively engaged in relation to the Scheme, or otherwise customarily engaged in the affairs of the Cerasus Group since 20 September 2008, was interested, or held any short positions, in any relevant Trintech securities.

(xx)	Save as disclosed in this paragraph 6.2, as at the close of business on the disclosure date, no other person acting in concert (including deemed to be acting in concert) with the Cerasus Group, held any interest or any short position in any relevant Trintech securities.

(xxi)	The information in this paragraph 6.2 in respect of each member of the Cerasus Group and all persons controlling, controlled by, or under the same control as each of them has been included subject to the following:

(i)	the consent of the Panel such that the requirement under that Rule 24.3 of the Takeover Rules to disclose interests in relevant Trintech securities shall not apply to co-investors in portfolio investment companies of each of the members of the Cerasus Group and / or Spectrum Equity (as appropriate); and

(ii)	the confirmation set out in this paragraph 6.2 is given by the Cerasus Directors on the basis of their knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

6.3	Dealings in relevant Trintech securities

(i)	The dealings during the disclosure period in Trintech securities by the Trintech Directors or persons connected with them (within the meaning of the Irish Companies Act 1990) were as follows:

Name	Nature of Transaction	Date	Number of Trintech ADSs	Price
Dr. Jim Mountjoy	Option Exercise	4 October 2010	1,000	$3.19
Robert M. Wadsworth	Option Exercise	8 July 2010	10,000	$2.50
R. Paul Byrne	Option Exercise	21 September 2010	30,000	$3.25
R. Paul Byrne	Option Exercise	21 September 2010	69,000	$4.08
R. Paul Byrne	Option Exercise	21 September 2010	50,000	$4.05

(ii)	During the disclosure period Trintech has not redeemed or purchased any relevant Trintech securities;

(iii)	During the relevant period, there were no dealings in relevant Trintech securities by any associate of Trintech (within the meaning of paragraph (a) of the definition of associate) nor any trustee of any pension scheme in which Trintech or any subsidiary of the Trintech participates.

(iv)	During the relevant period, there were no dealings in relevant Trintech securities by William Blair (financial adviser to Trintech) or any persons (other than exempt market makers) controlling, controlled by, or under the same control as William Blair.

(v)	During the relevant period, there were no dealings in relevant Trintech securities by any partner or member of the professional staff of Ernst & Young (auditors to Trintech) engaged actively in relation to the Scheme or otherwise customarily engaged in the affairs of Trintech since 20 September 2008.

(vi)	During the relevant period, there were no dealings in relevant Trintech securities by any partner or member of the professional staff of PricewaterhouseCoopers engaged actively in relation to the Scheme or otherwise customarily engaged in the affairs of Trintech since 20 September 2008.

(vii)	During the relevant period, there were no dealings in relevant Trintech securities by any partner or member of the professional staff of A&L Goodbody (Irish legal adviser to Trintech) engaged actively in relation to the Scheme or otherwise customarily engaged in the affairs of Trintech since 20 September 2008.

(viii)	During the relevant period, there were no dealings in relevant Trintech securities by any partner or member of the professional staff of Wilson Sonsini Goodrich & Rosati, P.C. (US legal adviser to Trintech) who actively engaged in relation to the Scheme or otherwise customarily engaged in the affairs of Trintech since 20 September 2008.

(ix)	During the relevant period, there were no dealings in relevant Trintech securities by a fund manager (other than an exempt fund manager) connected with Trintech.

(x)	During the relevant period, the Cerasus Group had no dealings in any relevant Trintech securities.

(xi)	During the relevant period, there were no dealings in relevant Trintech securities by any associate of the Cerasus Group (within the meaning of paragraph (a) of the definition of associate).

(xii)	During the relevant period, no Cerasus Director or Spectrum Equity Investors Directors had any dealings in any relevant Trintech securities.

(xiii)	During the relevant period, no person who, prior to the dispatch of this Scheme Document, has provided Cerasus or any of its associates with an irrevocable commitment or letter of intent had any dealings in any relevant Trintech securities, other than the dealings of the Trintech Directors disclosed in this paragraph 6.3.

(xiv)	During the relevant period, there were no dealings in relevant Trintech securities by any partner or member of the professional staff of Maples and Calder (Irish legal adviser to the Cerasus Group) engaged actively in relation to the Scheme or otherwise customarily engaged in the affairs of Trintech since 20 September 2008.

(xv)	During the relevant period, there were no dealings in relevant Trintech securities by any partner or member of the professional staff of Latham & Watkins LLP (US legal adviser to the Cerasus Group) who is actively engaged in relation to the Scheme or otherwise customarily engaged in the affairs of Trintech since 20 September 2008.

(xvi)	The dealings during the relevant period in Trintech securities by Goodbody Corporate Finance (financial advisor to the Cerasus Group) or persons (other than exempt market makers or exempt fund managers) controlling or under the same control as Goodbody Corporate Finance were as follows:

Dealings on behalf of discretionary clients

Name	Nature of Transaction	Date	Number	Price ($)
Goodbody Stockbrokers Nominees Limited	Sell	13 July 2010	138	4.49
Goodbody Stockbrokers Nominees Limited	Sell	26 April 2010	245	5.60
Goodbody Stockbrokers Nominees Limited	Sell	26 April 2010	245	5.60

(xvii)	Save as disclosed in this paragraph 6.3, as at close of business on the disclosure date, no other person acting in concert (including deemed to be acting in concert) with the Cerasus Group held any interest or short position in any relevant Trintech securities.

(xviii)	The information in this paragraph 6.3 in respect of each member of the Cerasus Group and all persons controlling, controlled by, or under the same control as each of them has been included subject to the following:

(i)	the consent of the Panel such that the requirement under Rule 24.3 of the Takeover Rules to disclose interests in relevant Trintech securities shall not apply to co-investors in portfolio investment companies of each of the members of the Cerasus Group and / or Spectrum Equity (as appropriate); and

(ii)	the confirmation set out in this paragraph 6.3 is given by the Cerasus Directors on the basis of their knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

6.4	Interests and short positions in relevant Cerasus securities

(i)	As at the close of business on the disclosure date, Trintech was not interested in any relevant Cerasus securities.

(ii)	As at the close of business on the disclosure date, Trintech did not hold any short positions in any relevant Cerasus securities.

(iii)	As at the close of business on the disclosure date, no Trintech director (including persons connected to them (within the meaning of the Companies Act 1990)) was interested or held any short positions, in any relevant Cerasus securities.

6.5	Dealings in relevant Cerasus securities

During the disclosure period:

(i)	there were no dealings in relevant Cerasus securities by Trintech; and

(ii)	there were no dealings in relevant Cerasus securities by the Trintech Directors (or persons connected with them (within the meaning of the Irish Companies Act 1990).

7.	MATERIAL CONTRACTS

Save as disclosed in this paragraph 7, none of Trintech or its subsidiaries has entered into any contracts (other than contracts entered into in the ordinary course of business) that are, or may be, material within the two years prior to the commencement of the Offer Period.

Expenses Reimbursement Agreement between Trintech and Cerasus

On 15 October 2010, Trintech entered into the Expenses Reimbursement Agreement with Cerasus in respect of the Acquisition. A description of this agreement is set out in Section 7 of Part I (Letter of Recommendation from the Board of Trintech) of this document.

Transaction Agreement between Trintech and Cerasus

On 15 October 2010, Trintech entered into the Transaction Agreement with Cerasus in respect of the Acquisition. A description of this agreement is set out in Section 7 of Part I (Letter of Recommendation from the Board of Trintech) of this document.

Loan Agreement between Trintech Group Finance Limited and Cerasus

On 15 October 2010, Trintech Group Finance Limited (“TGFL”) entered into a loan agreement (as amended on 2 November 2010) with Cerasus pursuant to which TGFL agreed to provide a loan facility of up to $47 million to Cerasus. This loan facility cannot be drawn down until, and is conditional upon, the Scheme becoming effective in accordance with its terms. If the Scheme lapses or is withdrawn, the loan agreement shall terminate. In the event that the Scheme does become effective and TGFL provides a loan under the facility, TGFL shall charge interest at market rates and the loan shall be repayable on demand.

Share Purchase Agreement between Trintech and The Advisory Board Company

On 2 March 2010, the Company signed a definitive agreement for the sale of its Concuity division to The Advisory Board Company for US$34.5 million in cash, subject to the following adjustments: (1) a total escrow amount of US$6 million of which US$2 million and US$4 million is to be held for a period of 9 and 21 months, respectively from the closing date to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement and (2) a final negative adjustment of US$538,000 tied to the net working capital of the Concuity business as at the closing date. The sale was successfully completed on 1 April 2010.

8.	DIRECTORS AND SERVICE CONTRACTS

8.1	Cyril P. McGuire has an employment agreement with the Company which may only be terminated by the Company on at least 24 months notice. Pursuant to this agreement, Mr. McGuire was appointed Chairman and Chief Executive of Trintech. Pursuant to his contract, Mr. McGuire is paid an annual base salary of €30,000, has an entitlement to a guaranteed annual incentive payment of €39,033 (which is considered as being part of base salary for the purpose of bonus calculations) and a further guaranteed annual incentive payment of €13,000 (which is not considered as being part of base salary for the purpose of bonus calculations). Mr. McGuire is also entitled to participate in corporate bonus schemes as awarded by the compensation committee of the Board subject to a minimum of 37% of base salary in each financial year. In addition to the above, the Company pays €24,854 of a pension entitlement to an approved private pension scheme nominated by Mr. McGuire and the Company pays an annual premium on a life policy for Mr. McGuire, such policy being equal to four times Mr. McGuire’s annual salary. The Company also pays an annual premium on a disability insurance policy providing cover of up to 50% of annual salary. The Company discharges health insurance costs on behalf of Mr. McGuire and his immediate family.

Mr. McGuire may terminate the contract on not less than six months notice while the Company may terminate the contract with not less than twenty-four months notice. The Company may also terminate the contract with immediate effect by making a payment in lieu of notice (at the Company’s sole discretion) and by making a contribution to Mr. McGuire’s personal pension plan.

8.2	Other than as set out in this Section 8, none of the directors of Trintech has a service contract with Trintech or its subsidiaries or associated companies with more than 12 months to run.

8.3	No proposal exists in connection with the Acquisition that any payment or other benefit shall be made or given by Cerasus to any director of Trintech as compensation for loss of office or as consideration for or in connection with his retirement from office.

9.	IRISH TAXATION

The following is a general summary of the significant Irish tax considerations applicable to certain Irish holders in respect of the disposition of Trintech Shares or Trintech ADSs under the Scheme. The comments are intended only as a general guide and do not constitute tax advice. Any person who is any doubt as to his tax position or who is subject to taxation in any jurisdiction, other than Ireland, should consult his own professional advisers immediately.

9.1	Irish Tax Considerations

This summary is based on Irish taxation laws currently in force, regulations promulgated thereunder, proposals to amend any of the foregoing publicly announced prior to the date hereof, and the currently published administrative practices of the Irish Revenue Commissioners. Taxation laws are subject to change, from time to time, and no representation is or can be made as to whether such laws will change, or what impact, if any, such changes will have on the statements contained in this summary. Trintech has assumed, for the purposes of this summary, that any proposed amendments will be enacted in the form proposed. No assurance is or can be given that proposed amendments will be enacted as proposed, or that legislative or judicial changes, or changes in administrative practice, will not modify or change the statements expressed herein.

As mentioned, this summary is of a general nature only and does not discuss all aspects of Irish taxation that may be relevant to a particular Irish holder of Trintech Shares or Trintech ADSs.

US Trintech ADS holders and Trintech Shareholders will not be subject to Irish CGT on the disposal of Trintech ADSs or Trintech Shares provided at the time of disposal: (i) Trintech ADSs are quoted on NASDAQ or (ii) Trintech Shares do not derive the greater part of their value from land, buildings, minerals, or mineral or exploration rights in Ireland.

Trintech Shareholders or Trintech ADS Holders are advised to consult their own tax advisers with respect to the application of Irish taxation laws to their particular circumstances in relation to the Scheme.

The summary only applies to Trintech Shareholders or Trintech ADS holders that legally and beneficially hold their Trintech Shares or Trintech ADSs as capital assets and does not address special classes of holders of Trintech Shareholders or Trintech ADS holders, including, but not limited to dealers in securities, insurance companies, pension schemes, employee share ownership trusts, collective investment undertakings, charities, tax exempt organisations, financial institutions and close companies, each of which may be subject to special rules not discussed below.

9.2	Irish Tax Consideration of Irish Holders of Trintech Shares or Trintech ADSs

This paragraph 9 applies to Irish Holders that (i) beneficially own the Trintech Shares or Trintech ADSs registered in their name; (ii) in the case of individual holders, are resident, ordinarily resident and domiciled in Ireland under Irish taxation laws; (iii) in the case of holders that are companies, are resident in Ireland under Irish taxation laws; and (iv) are not considered resident in any country other than Ireland for the purposes of any double taxation agreement entered into by Ireland.

For Irish taxation purposes, Irish Holders of Trintech ADSs will be treated as the owner of the underlying Trintech Shares represented by those ADSs.

9.3	Acceptance of Consideration

Irish Holders who, under the Scheme, dispose of their Trintech Shares or Trintech ADSs will be subject to Irish Capital Gains Tax (“CGT”) (in the case of individuals) or Irish corporation tax on chargeable gains (in the case of companies) to the extent that the proceeds realised from such disposition exceed the base cost (indexation may apply to increase the base cost of acquisitions of shares made prior to 1 January 2003) of their Trintech Shares or Trintech ADSs plus incidental acquisition and selling expenses. The current rate of tax applicable to such chargeable gains is 25 per cent.

Irish Holders who have unused capital losses from other sources in current, or any previous, tax year can generally apply such losses to reduce gains realised on the disposal of their Trintech Shares or Trintech ADSs. Other current year loss reliefs may be available to Irish companies to offset chargeable gains on a value basis.

Where proceeds are received in a currency other than the Euro, they must be translated into Euro amounts using the foreign exchange rate on the date of the transaction to calculate the amount of the chargeable gain or loss. Similarly, acquisition or disposal costs denominated in a currency other than Euro must be translated at the date of acquisition or disposal into Euro amounts.

Individual Irish Holders are entitled to an annual exemption of €1,270 which may have the effect of reducing their CGT liability. This annual exemption is not available to companies. Irish Holders are required, under Ireland’s self assessment system, to make a tax return reporting any chargeable gains arising to them in a particular tax year.

Irish Holders that realise a loss on the disposition of Trintech Shares or Trintech ADSs will generally be entitled to offset such capital losses against chargeable gains realised from other sources in determining their CGT liability or liability to corporation tax on gains in a year. Indexation cannot increase a capital loss. Capital losses which remain unrelieved in a year may generally be carried forward and applied against corporation tax on chargeable gains realised in future years.

9.4	Stamp Duty

No Irish Stamp Duty will be payable by a holder of Trintech Shares or Trintech ADSs in relation to the disposal of Trintech Shares under the Scheme.

10.	CERTAIN MATERIAL US FEDERAL INCOME TAX CONSEQUENCES

This discussion of certain material US federal income tax considerations is not tax advice. You are urged to consult your own tax advisor with respect to the particular US federal income tax consequences to you of the Scheme, including any special considerations related to your particular situation, as well as the applicability and effect of any state, local, foreign or other tax laws and changes in any applicable tax laws.

10.1	Certain Material US Federal Income Tax Consequences to US Shareholders

The following discussion summarises certain material US federal income tax consequences to Trintech Shareholders or Trintech ADS holders who are US Holders (as defined below), assuming the Scheme is consummated. For US federal income tax purposes, ownership of a Trintech ADS is the equivalent of ownership of two Trintech Shares, and references to Trintech Shares and Trintech Shareholders in this discussion will also include Trintech ADSs and Trintech ADS holders, respectively. This discussion applies only to Trintech Shareholders that hold their Trintech Shares as capital assets and that have the US dollar as their functional currency. This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, or the Code, United States Treasury regulations in effect (or in some cases proposed) as of the date of this document, as well as judicial and administrative interpretations available on or before such date. All of the foregoing authorities are subject to change, possibly with retroactive effect, which could alter the tax consequences described below. This discussion does not address all US federal income tax consequences, or any state, local or non-US tax consequences of the Scheme.

This discussion does not deal with the tax consequences to any particular investor. It does not apply to Trintech Shareholders who received Trintech Shares pursuant to the exercise of employee share options, warrants or otherwise as compensation, or to persons in special tax situations, including, without limitation:

•	brokers and/or dealers in securities or currencies;

•	traders in securities that elect the mark-to-market method of accounting;

•	banks and certain other financial institutions;

•	insurance companies, regulated investment companies and real estate investment trusts;

•	pension plans;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons that hold their Trintech Shares in a tax deferred account;

•	persons holding Trintech Shares as part of a straddle, hedging, constructive sale, conversion transaction, synthetic security or integrated transaction;

•	persons holding Trintech Shares through partnerships or other pass-through entities; and

•	persons that own, actually or constructively, 10% of more of the total combined voting power of the Trintech Shares.

Trintech Shareholders should consult their own tax advisors about the application of the US federal income tax rules to their particular circumstances as well as the state, local and non-US tax consequences to them of the scheme.

For the purposes of this discussion, a “US Holder” is any beneficial owner of Trintech Shares who is, for US federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to US federal income taxation regardless of its source; or

•

a trust if (1) a court within the United States has primary supervision over its administration and one or more US persons have the authority to control all of its substantial decisions or (2) it has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

If a partnership (including any entity or arrangement treated as a partnership for US federal income tax purposes) holds Trintech Shares, the tax treatment of a partner in such partnership will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Trintech Shares, you should consult your own tax advisors.

Taxable Transaction

The Scheme will be a taxable event for US Holders. Each US Holder will recognise taxable gain or loss with respect to each Trintech Share equal to the difference between the amount realised (in dollars) for such share and the adjusted tax basis (in US dollars) of such share.

Trintech Shareholders are urged to read the discussion below under “Passive Foreign Investment Company,” because our status as a passive foreign investment company (“PFIC”) in prior years, and possibly in the current year, generally will adversely affect the US federal income tax consequences of the Scheme to a US Holder who have held Trintech Shares during any taxable year, including the current year, in which we were or are a PFIC.

Subject to the PFIC rules discussed below, gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Trintech Share has been held for more than one year at the time the Scheme is consummated. If you are a non-corporate US Holder, including an individual US Holder, long-term capital gains recognised through 31 December, 2010 generally will be subject to a maximum rate of 15%. The maximum long-term capital gains tax rate is scheduled to increase to 20% on January 1, 2011. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognise generally will be treated as United States source income or loss. In the case of a US Holder who holds multiple blocks of Trintech Shares (i.e., shares acquired separately at different times and/or prices), gain or loss and holding period must be calculated separately for each block.

Passive Foreign Investment Company

A non-US corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•

at least 50% of the value of its assets (generally based on an average of the quarterly gross values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

For this purpose, cash is considered to be an asset that produces passive income. Passive income also includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We believe that we were a passive foreign investment company (“PFIC”) in fiscal 2010, and we may have been a PFIC in prior years. Our actual PFIC status for any taxable year will not be determinable until the close of the taxable year and, accordingly, no assurance can be given that we will not be a PFIC for the current taxable year or that the IRS will not challenge our determination concerning PFIC status. In the absence of certain tax elections, if we were or are a PFIC for any taxable year during which a US Holder holds Trintech Shares, we will continue to be treated as a PFIC with respect to such US Holder, regardless of whether we cease to be a PFIC in one or more subsequent years.

If we were or are a PFIC for any taxable year during which you held Trintech Shares, in the absence of certain tax elections with respect to such shares, as discussed below, gain (but not loss) from the sale of such shares generally will be subject to US federal income tax as ordinary income, and the following special adverse tax rules will apply:

•	First, the gain on the Trintech Shares must be allocated rateably over your holding period.

•	Then, the amount of gain allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income.

•

Finally, the amount of gain allocated to each other year will be subject to the highest tax rate in effect for that year and may not be offset by any deductions or losses, and an interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

A US Holder may make a mark-to-market election with respect to “marketable stock” (within the meaning of Section 1296 of the Code) in a PFIC, which may mitigate the adverse US federal income tax consequences described above. If we were a PFIC for any taxable year during a US Holder’s holding period in the Trintech Shares prior to the first taxable year in which a mark-to-market election is effective, then for the first taxable year of the election, the special adverse tax rules described above would apply to (i) the excess, if any, of the fair market value of the Trintech Shares on the last day of such taxable year over the US Holder’s basis in such shares, as if such amount were gain recognised from the disposition of such shares (and the basis would be increased by such excess), and (ii) any actual disposition of the Trintech Shares. If you have made a mark-to-market election for the Trintech Shares, gain realised on the sale of the shares in the Scheme would be treated as ordinary income. Any loss realised on the sale of the Trintech Shares in the Scheme, to the extent it does not exceed the net mark-to-market gain previously included by the US Holder under the election for prior taxable years, would be ordinary loss.

If you held Trintech Shares in any year in which we were a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding any gain realised on the disposition of the shares in the Scheme, and other reporting requirements may apply.

You should consult with your tax advisors regarding the US federal income tax consequences of the Scheme if we are or have been a PFIC, as well as the application of rules relating to the “mark-to-market” and other available elections to your particular situation.

Information Reporting and Backup Withholding

Proceeds from the sale of the Trintech Shares in the Scheme that are made within the United States or through certain US-related financial intermediaries are generally subject to information reporting to the Internal Revenue Service and possible US backup withholding at a current rate of 28%, which rate is scheduled to increase to 31% after 31 December, 2010. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding. US Holders who are required to establish their exempt status must provide such certifications on Internal Revenue Service Form W-9. US Holders should consult their tax advisors regarding the application of the US information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

11.	MATERIAL CHANGES

11.1	Save as disclosed in this document, the directors of Cerasus are not aware of any material change in the financial or commercial position of Cerasus since incorporation.

11.2	Save as disclosed in the unaudited financial statements of Trintech for the six month period ended 31 July 2010, the Trintech Directors are not aware of any material change in the financial or trading position of Trintech since 31 January 2010 (the date to which the last published audited accounts of Trintech were prepared).

11.3	Save as disclosed in this document there has been no material change in information previously published by Trintech or Cerasus in connection with the Acquisition since the commencement of the Offer Period.

12.	CONSENTS

12.1	William Blair has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they appear and to the inclusion of its fairness opinion in this document and its report on the Profit Forecast (included in Part VII of this document).

12.2	Goodbody Corporate Finance has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they appear.

12.3	PricewaterhouseCoopers has given and not withdrawn its written consent to the inclusion in this document of its report on the profit forecast included in Part VII.

13.	APPRAISAL RIGHTS

If the Scheme Shareholders approve the Scheme at the Court Meeting and the High Court sanctions the Scheme, then, subject to the Scheme becoming effective in accordance with its terms, the Scheme will be binding on all Trintech Shareholders, including those Scheme Shareholders who did not vote or who voted against it at the Court Meeting. If the Scheme Shareholders approve the Scheme and the High Court sanctions the Scheme, no Trintech Shareholder will have “dissenters” or “appraisal” rights under Irish law or otherwise have any right to seek a court appraisal of the value of Trintech Shares. If the Scheme becomes effective, all Scheme Shareholders will receive the same Consideration per Scheme Share.

14.	REGULATORY APPROVALS

Trintech and Cerasus do not believe that any foreign antitrust approvals are required to consummate the Acquisition.

Under the Act, the High Court must sanction the Scheme and confirm the reduction of Trintech’s capital.

15.	SOURCES AND BASES OF INFORMATION

15.1	The financial information on Trintech is extracted from the audited financial statements of Trintech for the fiscal years ended 31 January 2010, 2009 and 2008, respectively, and the un-audited financial statements for the six month period ended 31 July 2010.

15.2	The maximum cash payment for the Acquisition is approximately US$126 million which is comprised of (i) approximately US$112 million for the current issued share capital (ii) approximately US$9.5 million for vested Trintech Options and (iii) approximately US$4.5 million for unvested Trintech Options.

15.2.1	The value of approximately US$112 million for the issued share capital is based on 16,921,172 Trintech ADSs in issue, up to 20,000* Trintech ADSs issuable to Trintech employees in October, November and December 2010 pursuant to the Trintech Employee Share Purchase Plan.

* This is an assumed figure based on contributions of US$73,440 from 1 September 2010 to 31 December 2010 and an ADS price of US$4.32 at 31 August 2010. The ESPP uses 85% of the share price at the lower of the beginning and the end of the Plan. The Company has therefore used 85% of US$4.32, being US$3.672, as the price at the termination of the plan may be higher.

15.2.2	The value of approximately US$9.5 million for all vested Trintech Options is based on 1,433,958 vested Trintech Options outstanding at an exercise price of US$6.60 per ADS.

15.2.3	The value of approximately US$4.5 million for unvested Trintech Options is comprised of (i) 1,221,712 unvested Trintech Options at an exercise price of US$6.60 per ADS less the average grant price of US$3.18 per ADS and (ii) an assumed figure of approximately 56,748† unvested Trintech Options which will become vested Trintech Options from 1 November 2010 to the Effective Date at an average grant price of US$2.86 per ADS. Outstanding unvested Trintech Options will only be exercised conditionally on the Scheme becoming effective and as such unvested Trintech Options which are in the money before the Trintech Options deadline will receive the same value of Cash Consideration as under the Scheme less the exercise price.

† This is an assumed figure based on the granted Trintech Options vesting over a four-year period of which 25 per cent. of the granted Trintech Options vest in year one and 75% of the granted Trintech Options vest during the next three years.

15.3	References to the Trintech Directors’ holdings in Trintech Shares is to such holdings as at the date of this Scheme Document.

15.4	Unless otherwise stated, all prices for Trintech ADSs have been derived from NASDAQ and represent Closing Prices on the relevant date.

16.	OTHER INFORMATION

16.1	Save for the voting undertakings described in paragraph 6 of Part I (Letter of Recommendation from the Board of Trintech) and paragraph 8 of Part II (Letter from Cerasus) of this document, no agreement, arrangement or understanding (including any compensation arrangement) having any connection with or dependence upon the Acquisition exists between Cerasus or any person Acting in Concert with Cerasus or any of its associates and any of the directors or recent directors, shareholders recent shareholders or any person interested in or recently interested in relevant securities of Trintech. In this paragraph 16.1, “recent” means within the Disclosure Period.

16.2	No agreement, arrangement or understanding exists whereby ownership of any Trintech Shares acquired in pursuance of the Acquisition will be transferred to any other person, but Cerasus reserves the right to transfer any Trintech Shares to any other member of the Cerasus Group.

16.3	No Arrangement exists between the Cerasus Group or Cerasus, or any person Acting in Concert with the Cerasus Group and any other person. So far as the directors of Cerasus are aware, there are no Arrangements between other associates of the Cerasus Group and any other person.

16.4	No Arrangement exists between Trintech, or any person who is an associate of Trintech (within the meaning of any of the paragraphs (a) to (g) of the definition of ‘associate’ in the Takeover Rules as set out in paragraph 6 of this Part VIII (Additional Information)), and any other person. So far as the directors of Trintech and Cerasus are aware, there are no Arrangements between other associates of Trintech and any other person.

16.5	Subject to the terms of the Transaction Agreement, each of Trintech and Cerasus will pay its own expenses in connection with the Acquisition except that Trintech will pay the cost of, and associated with the printing, publication and posting of the Acquisition Documents.

16.6	For the purpose of the Takeover Rules, each of the following persons is regarded as Acting in Concert with Cerasus in connection with the Acquisition:

16.6.1	the Cerasus Group Directors;

16.6.2	Spectrum TTL Investment Ltd., a Cayman Islands limited liability company with a registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the holding company of Cerasus);

16.6.3	Spectrum Equity Investors V, L.P., a Delaware limited partnership with an address at One International Place, 29th Floor, Boston, MA 02110, USA (the holder of 99.53% of the shares in the holding company of Cerasus);

16.6.4	Spectrum V Investment Managers’ Fund, L.P., a Delaware limited partnership with an address at One International Place, 29th Floor, Boston, MA 02110, USA (the holder of 0.47% of the shares in the holding company of Cerasus);

16.6.5	Spectrum Equity Associates V, L.P., a Delaware limited partnership, with an address at One International Place, 29th Floor, Boston, MA 02110, USA (the general partner of Spectrum Equity Investors V, L.P.);

16.6.6	Goodbody Corporate Finance, of Ballsbridge Park, Ballsbridge, Dublin 4, Ireland (financial advisor to the Cerasus Group);

16.6.7	partners and members of the professional staff of Maples and Calder (Irish legal advisor to the Cerasus Group) who are actively engaged in relation to the Scheme or who are customarily engaged in the affairs of the Cerasus Group or who have been engaged in those affairs since 20 September 2008; and

16.6.8	partners and members of the professional staff of Latham & Watkins LLP (US legal advisor to the Cerasus Group) who are actively engaged in relation to the Scheme or who are customarily engaged in the affairs of the Cerasus Group or who have been engaged in those affairs since 20 September 2008.

16.7	For the purpose of the Takeover Rules, each of the following persons is regarded as Acting in Concert with Trintech in connection with the Acquisition:

16.7.1	the directors of Trintech;

16.7.2	William Blair (financial advisor to Trintech) and any persons (other than exempt market makers or exempt fund managers) controlling, controlled by, or under the same control as William Blair;

16.7.3	partners and members of the professional staff of Ernst & Young (auditors to Trintech) who are actively engaged in relation to the Scheme or who are customarily engaged in the affairs of Trintech or who have been engaged in those affairs since 20 September 2008;

16.7.4	partners and members of the professional staff of PricewaterhouseCoopers who are actively engaged in relation to the Scheme or who are customarily engaged in the affairs of Trintech or who have been engaged in those affairs since 20 September 2008;

16.7.5	partners and members of the professional staff of A&L Goodbody (Irish legal advisor to Trintech) who are actively engaged in relation to the Scheme or who are customarily engaged in the affairs of Trintech or who have been engaged in those affairs since 20 September 2008; and

16.7.6	partners and members of the professional staff of Wilson Sonsini Goodrich & Rosati, P.C. (US legal advisor to Trintech) who are actively engaged in relation to the Scheme or who are customarily engaged in the affairs of Trintech or who have been engaged in those affairs since 20 September 2008.

17.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document until the Effective Time at the offices of A&L Goodbody, IFSC, North Wall Quay, Dublin 1, Ireland and at the Company’s registered office at Block C, Central Park, Leopardstown, Dublin 18, Ireland:

17.1	the Rule 2.5 Announcement made on 15 October 2010 and all other announcements which have been made relating to the Acquisition and are required to be placed on display pursuant to Rule 26(a) of the Takeover Rules;

17.2	this document dated 2 November 2010;

17.3	the Memorandum and Articles of Association of Trintech;

17.4	the Memorandum and Articles of Association of Cerasus;

17.5	Trintech’s Annual report on Form 20-F for the fiscal year ended 31 January 2010, filed with the SEC on 7 May 2010;

17.6	Trintech’s Annual Report on Form 20-F for the fiscal year ended 31 January 2009, filed with the SEC on 29 May 2009, as amended by Form 20-F/A, filed with the SEC on 17 June 2010;

17.7	Trintech’s Annual Report on Form 20-F for the fiscal year ended 31 January 2008, filed with the SEC on 13 June 2008;

17.8	Trintech’s Report on Form 6-K in respect of Trintech’s results of operations for the quarter ended 31 July 2010, filed with the SEC on 15 September 2010;

17.9	Trintech’s Report on Form 6-K in respect of Trintech’s results of operations for the quarter ended 30 April 2010, filed with the SEC on 15 June 2010;

17.10	the letters of consent referred to in paragraph 12 of this Part VIII (Additional Information);

17.11	the material contracts referred to in paragraph 7 of this Part VIII (Additional Information);

17.12	the contract of employment referred to in paragraph 8 of this Part VIII (Additional Information);

17.13	the finance documents referred to in paragraph 3 of Part VI (Information on Cerasus and Spectrum Equity) of this document;

17.14	the reports set out in Part VII (Financial Information Relating to Trintech) of this document in respect of the Profit Forecast;

17.15	the voting undertakings described in paragraph 6 of Part I (Letter of Recommendation from the Board of Trintech) to this document and paragraph 8 of Part II (Letter from Cerasus) of this document;

17.16	the Expenses Reimbursement Agreement; and

17.17	the Transaction Agreement.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT TO VOTE ON THE MATTERS BROUGHT BEFORE THE COURT MEETING AND THE EXTRAORDINARY GENERAL MEETING. TRINTECH HAS NOT AUTHORISED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS DOCUMENT IS DATED 2 NOVEMBER 2010. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND NEITHER THE MAILING OF THE DOCUMENT TO THE TRINTECH SHAREHOLDERS OR TRINTECH ADS HOLDERS NOR THE CONSUMMATION OF THE ACQUISITION AND THE SCHEME SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

PART IX—DEFINITIONS

The following definitions apply throughout this document, with the exception of Part IV (The Scheme of Arrangement), unless the context requires otherwise:

“Acquisition”	the proposed acquisition by Cerasus of Trintech by means of the Scheme as described in this document;

“Act”	the Companies Act 1963 of Ireland, as amended;

“Acting in Concert”	shall have the meaning given to that term in the Irish Takeover Panel Act 1997 (as amended);

“ADS”	American Depositary Shares representing Trintech Shares admitted to trading on NASDAQ;

“ADS Voting Instruction Card”	the voting instruction card sent to Trintech ADS holders along with this document to be used by Trintech ADS holders to instruct the Depositary on how to vote at the Court Meeting and the EGM;

“Affiliate”	with respect to any person, any other person controlling, controlled by or under common control with such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a person whether through the ownership of voting securities, by contract or otherwise;

“Annual Report and Accounts”	the annual report and accounts of Trintech for the year ended 31 January 2010 as filed on Form 20-F;

“Arrangement”	any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature between two or more persons, relating to relevant securities of the Cerasus Group or Trintech which is or may be an inducement to one or more such persons to deal or refrain from dealing in such securities;

“Articles of Association”	the Memorandum and Articles of Association of Trintech;

“associate” or “Associate”	shall have the meaning given to that term in the Takeover Rules as more particularly set out in paragraph 6 of Part VIII (Additional Information) of this Scheme Document;

“Authorisations”	authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals;

“Board”	the board of directors of Trintech or Cerasus as the context requires;

“Business Day”	any day other than a Saturday, Sunday, or a public holiday in Ireland or the State of New York;

“Cancellation Record Time”	5.00 p.m. (US Eastern Time) on the last Business Day before the High Court hearing to sanction the Scheme;

“Cancellation Shares”	(i)the Trintech Shares in issue at the date of the Scheme Document;

(ii)any Trintech Shares issued after the date of the Scheme Document and before the Voting Record Time; and

(iii)any Trintech Shares issued at or after the Voting Record Time and before the Cancellation Record Time on terms that the holder thereof shall be bound by the Scheme, or in respect of which the original or any subsequent holder thereof agrees in writing to be bound by the Scheme;

but excluding the Transfer Shares and the Designated Shares;

“Central Bank”	the Central Bank of Ireland;

“Cerasus”	Cerasus II Limited, a company incorporated in Ireland under number 490172;

“Cerasus Board”	the board of directors of Cerasus as at the date of this document;

“Cerasus Directors”	the members of the Cerasus Board as at the date of this document;

“Cerasus Group”	Cerasus and Spectrum Equity Investors;

“Cerasus Group Directors”	the Cerasus Directors and the Spectrum Equity Investors Directors;

“Closing Price”	the closing price of a Trintech ADS as derived from the NASDAQ list;

“Companies Acts”	the Companies Acts 1963 to 2009;

“Conditions”	the conditions of the Scheme and the Acquisition set out in Part V (Conditions of the Acquisition and the Scheme) of this document and “Condition” means any one of the Conditions;

“Consideration”	the cash consideration of US$3.30 per Trintech Share (representing US$6.60 per Trintech ADS) payable in cash to Trintech Shareholders for each Trintech Share cancelled or transferred pursuant to the Scheme;

“Court Hearing”	the hearing or hearings by the High Court of the petition to sanction the Scheme, confirm the associated reduction of capital of Trintech and grant the Court Order;

“Court Meeting”	the meeting of the Scheme Shareholders (and any adjournment thereof) convened by order of the High Court pursuant to Section 201 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment);

“Court Order”	the order or orders of the High Court sanctioning the Scheme under Section 201 of the Act and confirming the reduction of share capital which forms part of it under Sections 72 and 74 of the Act;

“Depositary” or “Information Agent”	The Bank of New York Mellon;

“Deposit Agreement”	Deposit Agreement dated as of 27 September 2009, as amended and restated as of 16 March 2000, as further amended and restated as of 24 May 2002, by and among Trintech Group Public Limited Company, The Bank of New York and Owners and Beneficial Owners of American Depositary Receipts;

“Designated Shares”	means the seven Trintech Shares to be held by nominees appointed by Cerasus on behalf of Cerasus, in each case from a date prior to the date on which the Court Meeting is held;
“directors of Trintech” or “Trintech Directors” or “Board of Trintech”	the board of directors of Trintech;

“Disclosed”	in the context of the Conditions means fairly disclosed by or on behalf of Trintech to Cerasus or its respective employees, officers or advisers;

“Disclosure Period”	the period commencing on 20 September 2009 and ending on the Latest Practicable Date;

“Effective Date”	the date on which the Scheme becomes effective in accordance with its terms;

“Effective Time”	the time on the Effective Date at which the Court Order and a copy of the minute required by Section 75 of the Act are registered by the Registrar of Companies;

“Euro” or “€” or “EUR” or “cent” or “c”	the currency unit of participating member states of the European Union as defined in Recital (2) of Council Regulation 974/98/EC on the introduction of the euro;

“Exchange Act”	the United States Securities Exchange Act of 1934, as amended;

“Expenses Reimbursement Agreement”	the agreement described in paragraph 7 of Part I (Letter of Recommendation from the Board of Trintech) of this document and attached at Annex B to this document;

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Trintech Shareholders (and any adjournment thereof) to be convened in connection with the Scheme, expected to be held as soon as the preceding Court Meeting shall have been concluded or adjourned;

“Forms of Proxy”	the White Form of Proxy for the Court Meeting, and the Blue Form of Proxy for the EGM, as the context may require;

“Goodbody Corporate Finance”	Goodbody Corporate Finance of Ballsbridge Park, Ballsbridge, Dublin 4, which is regulated in Ireland by the Central Bank;

“Hearing Date”	the date of the Court Hearing;

“High Court”	the High Court of Ireland;

“Holding Company”	the meaning given to that term by Section 155, Companies Act 1963;

“Interim Results”	the unaudited interim consolidated financial results of Trintech for the six month period ended 31 July 2010;

“Internal Revenue Code”	United States Internal Revenue Code of 1986, as amended;

“Ireland” or “Republic of Ireland”	Ireland excluding Northern Ireland and the word “Irish” shall be construed accordingly;

“Irish CGT” or “CGT”	Irish capital gains tax;

“Irish Holders”	holders of Trintech ADSs or Trintech Shares (as the case may be) that (i) beneficially own the Trintech ADSs or Trintech Shares (as the case may be) registered in their name; (ii) in the case of individual holders, are resident, ordinarily resident and domiciled in Ireland under Irish taxation laws; (iii) in the case of holders that are companies, are resident in Ireland under Irish taxation laws; and (iv) are not considered resident in any country other than Ireland for the purposes of any double taxation agreement entered into by Ireland;

“Irish Standard Time”	Irish Standard Time, as set out in the Standard Time (Amendment) Act 1971 and the Summer Time Act 1925;

“Irrevocable Undertaking”	the irrevocable undertakings of the Trintech Directors in favour of Cerasus to vote in favour of the Scheme and the Resolutions, a form of which is attached to this document as Annex C

“Latest Practicable Date”	29 October 2010 being the latest practicable date prior to publication of this document;

“Meetings”	the Court Meeting and Extraordinary General Meeting;

“Member”	a member of the Company on its Register of Members at any relevant date;

“NASDAQ”	the market known as the NASDAQ Global Market on which Trintech ADSs are quoted;

“New Trintech Shares”	the Trintech Shares to be issued credited as fully paid up to Cerasus and/or its nominees pursuant to the Scheme;

“Non-Participating Third Party”	any third party other than a party (including its Associates) that: (i) has executed a non-disclosure agreement with the Company and, (ii) has received non-public information from the Company, and (iii) has submitted a bid letter, indication of interest letter or some such similar document at any time on or prior to 15 October 2010, in each case, in connection with a proposed acquisition of some or all of the issued share capital of the Company;

“Offer Period”	the period commencing on 21 September 2010 (the date on which Trintech announced that it had received approaches) and ending on the earlier of the Effective Date and/or the date on which the Scheme lapses or is withdrawn (or such other date as the Panel may decide or the Takeover Rules dictate);

“Options Deadline”	The time by which Trintech Optionholders must exercise Trintech Options (by straightforward exercise or by exercise conditional upon the Scheme becoming effective) being 5.00 p.m. (US Eastern Time) on the Business Day before the date on which the Cancellation Record Time falls;

“Option Shares”	means Trintech Shares (as evidenced by Trintech ADSs as appropriate) issued pursuant to the exercise of Trintech Options;

“Overseas Shareholders”	Trintech Shareholders resident in, or citizens of, jurisdictions outside Ireland or the United States;

“Panel”	the Irish Takeover Panel;

“Profit Forecast”	the profit forecast published by Trintech on 3 March 2010 as set out and reported on in Part VII (Financial Information on Trintech) of this document;

“publicly announced”	any public announcement by Trintech filed with the SEC;

“Register of Members”	the register of members maintained by the Company pursuant to the Act;

“Registrar”	Trintech’s registrar, Capita Registrars (Ireland) Limited;

“Registrar of Companies”	the Registrar of Companies in Dublin, Ireland;

“relevant securities”	has the meaning assigned by Rule 2.1(a) of Part A of the Takeover Rules as set out in paragraph 6.1 of Part VIII (Additional Information) of this document;

“Representatives”	the directors, officers, employees, agents, investment bankers, financial advisors, legal advisors, accountants, brokers, finders, consultants or representatives of Trintech, Cerasus, or of any of their respective Subsidiaries, as the case may be;

“Resolutions”	the resolutions to be proposed at the EGM;

“Restricted Jurisdiction”	any jurisdiction in relation to which it would be unlawful for this document or the Forms of Proxy to be released, published or distributed, in whole or in part, in, into or from, including, for the avoidance of doubt, Canada, South Africa, Australia and Japan;

“Restricted Overseas Shareholder”	a Trintech Shareholder resident in, or a citizen of, a Restricted Jurisdiction;

“Revised Acquisition”	an offer or proposal which would provide equal or more favourable financial value and terms (including as to the price per Trintech ADS and price per Trintech Share) to Trintech Shareholders in comparison to a Superior Proposal;

“Rule 2.5 Announcement”	the announcement made by Trintech and Cerasus pursuant to Rule 2.5 of the Takeover Rules on 15 October 2010;

“Scheme” or “Scheme of Arrangement”	the proposed scheme of arrangement under Section 201 of the Act and the capital reduction under Sections 72 and 74 of the Act to effect the Acquisition with or subject to any modifications, addition or condition approved or imposed by the High Court and agreed by Cerasus and Trintech;

“Scheme Document”	this document dated 2 November 2010;

“Scheme Record Time”	5.00 p.m. (US Eastern Time) on the last Business Day before the Effective Date;

“Scheme Shareholders”	the holders of Scheme Shares;

“Scheme Shares”	the Cancellation Shares and the Transfer Shares;

“Securities and Exchange Commission” or “SEC”	The United States Securities and Exchange Commission;

“Spectrum Cayman”	Spectrum TTL Investment Ltd;

“Spectrum Equity”	all Spectrum Equity funds and general partners;

“Spectrum Equity Investors”	Spectrum Equity Investors V, L.P;

“Spectrum Equity Investors Directors”	the directors of Spectrum Equity Associates V, L.P. (the general partner of Spectrum Equity Investors V, L.P.), consisting of Brion B. Applegate, William P. Collatos, Randy J. Henderson, Michael J. Kennealy, Kevin J. Maroni, Christopher T. Mitchell, and Victor E. Parker;

“Spectrum Equity Associates V, L.P”	the general partner of Spectrum Equity Investors V, L.P;

“Subsidiary”	shall have the meaning given to that term by Section 155 of the Act;

“Superior Proposal”	a bona fide Third Party Transaction Proposal which the Trintech Board (or a duly authorised committee thereof) consider, acting in good faith and after consultation with their legal and financial advisers, is likely to be completed in accordance with its terms taking into account all financial, regulatory and other aspects of such proposal (including the ability of the proposing party to consummate the transactions contemplated by such proposal) and which at the time of announcement would be more favourable than the Acquisition from a financial point of view for Trintech Shareholders, and which the Trintech Board (or a duly authorised committee thereof) decides to recommend;

“Takeover Offer”	an offer for the entire issued and to be issued share capital of Trintech (other than any Trintech Shares held by Cerasus (if any)) including any amendment or revision thereto, the full terms of which will be set out in a takeover offer document in accordance with the Takeover Rules or (as the case may be) any revised offer document(s);

“Takeover Rules”	the Irish Takeover Panel Act 1997, Takeover Rules, 2007, as amended;

“Third Party”	a government, central bank, governmental, quasi-governmental, supranational, statutory, regulatory or investigative body (including any national or supranational antitrust or merger control authorities), trade agency, court, tribunal, association, institution, environmental body or any other body or person in any jurisdiction;

“Third Party Transaction Proposal”	any proposal or offer for the acquisition of control (as defined in the Takeover Rules) of Trintech, or any other transaction that involves a change of control of Trintech through the acquisition of more than 50% of the voting and other equity securities of Trintech Shares (whether by acquiring any interest in Trintech Shares, Trintech ADRs or Trintech ADSs), or a disposal or acquisition of more than 50% of the assets of Trintech (taken as a whole) or a share exchange of Trintech Shares for shares in another company or body corporate;

“Transaction Agreement”	the transaction agreement described in paragraph 8 of Part I (Letter of Recommendation from the Board of Trintech) of this document and attached at Annex A to this document;

“Transfer Shares”	the Trintech Shares issued at or after the Cancellation Record Time and at or before the Scheme Record Time excluding, for the avoidance of doubt, the Designated Shares;

“Trintech” or the “Company”	Trintech Group Public Limited Company;

“Trintech ADS holders”	holders of Trintech ADSs;

“Trintech ADSs” or “ADSs”	American Depositary Shares, each representing two Trintech Shares;

“Trintech Articles”	the Memorandum and Articles of Association of Trintech;

“Trintech Employee Share Purchase Plan”	The Trintech Group 1999 Employee Share Purchase Plan (amended and restated 21 May 2007);

“Trintech Group”	Trintech, any Subsidiary of Trintech, any Holding Company of Trintech and any Subsidiary of any such Holding Company;

“Trintech Group Finance Limited” or “TGFL”	Trintech Group Finance Limited a limited liability company incorporated in the Cayman Islands;

“Trintech Non-Executive Directors”	the non-executive members of the board of directors of Trintech;

“Trintech Optionholders”	the holders of Trintech Options;

“Trintech Options”	all the outstanding options to subscribe for Trintech Shares (as evidenced by Trintech ADSs as appropriate) pursuant to the Trintech Share Option Plans;

“Trintech Options Committee”	the relevant committee or committees of the Board of Trintech authorised to operate the Trintech Share Option Plans;

“Trintech Securityholders”	Trintech Shareholders and Trintech ADS holders;

“Trintech Share” or “Trintech Shares”	ordinary shares of US$0.0027, each in the capital of Trintech;

“Trintech Shareholders” or “Shareholders”	the holders of Trintech Shares;

“Trintech Share Option Plans”	the Trintech Group Limited Share Option 1997 Scheme, the Trintech Group plc Directors and Consultants Share Option Scheme, the Trintech Group plc Share Option Plan 2007 and the Trintech Group plc Share Option Plan for Directors and Consultants 2007;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“United States”, “USA” or “US”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and any other territory subject to its jurisdiction;

“US$” or “$” or “US dollars”	United States dollars;

“US GAAP”	Generally Accepted Accounting Principles in the United States; and

“US Eastern Time”	United States Eastern Standard Time as observed in the US;

“Voting Record Time”	11.00 a.m. (Irish Standard Time) on the Business Day which is two days before the Court Meeting or the EGM or, if either the Court Meeting or the EGM is adjourned, 48 hours before the time set for the adjourned meeting.

“Wider Trintech Group”	Trintech Group and associated undertakings and any other body corporate, partnership, joint venture or person in which Trintech Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent

“Wider Cerasus Group”	the Cerasus Group and associated undertakings and any other body corporate, partnership, joint venture or person in which the Cerasus Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent.

“William Blair”	William Blair & Company L.L.C., financial adviser to Trintech.

All amounts contained within this document referred to by “€” refer to the Euro.

All references to $, USD, US$ or dollars are to United States dollars.

Any reference to any provision of any legislation shall include any provision in any legislation that amends, modifies, consolidates, re-enacts, extends or replaces the same.

Words importing the singular shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neutral gender.

PART X—NOTICE OF COURT MEETING

IN THE MATTER OF TRINTECH GROUP PUBLIC LIMITED COMPANY

– and –

IN THE MATTER OF THE COMPANIES ACTS 1963 to 2009

NOTICE IS HEREBY GIVEN that by an order dated 2 November 2010 made in the above matters, the High Court has directed a meeting to be convened of the holders of the Scheme Shares (as defined in the proposed scheme of arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement pursuant to Section 201 of the Companies Act 1963 proposed to be made between Trintech Group Public Limited Company (the “Company”) and the holders of the Scheme Shares (the “Scheme”) (and that such meeting will be held at Bewley’s Hotel, Central Park, Leopardstown, Dublin 18, Ireland on 29 November 2010, at 11.00 a.m. (Irish Standard Time)), at which place and time all holders of the said shares are invited to attend.

A copy of the said scheme of arrangement and a copy of the Explanatory Statement required to be furnished pursuant to Section 202 of the Companies Act 1963 are incorporated in the document of which this Notice forms part.

By the said order, the High Court has appointed Cyril P. McGuire or, failing him, R. Paul Byrne or, failing him, any other director approved by the directors of the Company to act as Chairman of the said meeting and has directed the Chairman to report the result thereof to the High Court.

The High Court has ordered that, subject to the approval of the resolutions proposed at the meeting convened by this notice and the resolutions to be proposed at the extraordinary general meeting of the Company convened for 29 November 2010, the hearing by the High Court of the petition to sanction the Scheme will take place on or about 17 December 2010.

The said scheme of arrangement will be subject to the subsequent sanction of the High Court.

Dated: 2 November 2010

A&L Goodbody

IFSC

North Wall Quay

Dublin 1

Ireland

Solicitors for Trintech Group plc

Statement of procedures

Entitlement to attend and vote

(i)	Only those Shareholders registered on the Register of Members of the Company:

•	at 11.00 a.m. (Irish Standard Time) on 26 November 2010; or

•	if the Court Meeting is adjourned, at 11.00 a.m. (Irish Standard Time) on the day 48 hours prior to the adjourned Court Meeting,

shall be entitled to attend and vote at the Court Meeting, or, if relevant any adjournment thereof.

Availability of documents and information in connection with the Meeting on the Company’s website

(ii)	Information regarding the Court Meeting, including the full, unabridged text of the documents and resolution to be submitted to the Meeting, will be available from www.trintech.com.

Attending in person

(iii)	The Court Meeting will be held at Bewley’s Hotel, Central Park, Leopardstown, Dublin 18, Ireland. If you wish to attend the Court Meeting in person, you are recommended to attend at least 15 minutes before the time appointed for the holding of the Court Meeting to allow time for registration. Please bring the Attendance Card attached to your Form of Proxy and present it at the shareholder registration desk before commencement of the Court Meeting.

Appointment of proxies

(iv)	A Trintech Shareholder who is entitled to attend and vote at the Court Meeting is entitled to appoint another person (whether a member of the Company or not) as their proxy to attend, speak and vote in their stead.

(v)	A White Form of Proxy for use at the said Meeting is enclosed with this Notice. Completion and return of a Form of Proxy will not preclude a shareholder from attending and voting in person at the said meeting, or any adjournment thereof, if that shareholder wishes to do so.

(vi)	A WHITE Form of Proxy is enclosed with this notice. To be effective, a Form of Proxy, duly completed and executed together any authority under which it is executed or a copy of such authority certified notarially or by a solicitor practising in the Republic of Ireland, must be deposited at the registered office of the Company at Block C, Central Park, Leopardstown, Dublin 18 or (at the member’s option) with the Registrars of the Company, by post to Capita Registrars (Ireland) Limited, PO Box 7117, Dublin 2, Ireland or by hand (during normal business hours) to Capita Registrars (Ireland) Limited, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland, so as to be received no later than 48 hours before the time appointed for the Meeting or adjourned Meeting or (in the case of a poll taken otherwise than at or on the same day as the Meeting or adjourned Meeting) at least 48 hours before the taking of the poll at which it is to be used. Alternatively, provided it is received not less than 48 hours before the time appointed for the holding of the Meeting or adjourned Meeting or (in the case of a poll taken otherwise than at or on the same day as the Meeting or adjourned Meeting) at least 48 hours before the taking of the poll at which it is to be used, the appointment of a proxy may:

(i)	be submitted by telefax to + 353 18102422, provided it is received in legible form; or

(ii)	be submitted electronically, subject to the terms and conditions of electronic voting, via the internet by accessing Capita Registrar’s website www.capitaregistrars.ie, selecting Log on to Shareholder Services from the Online Services Menu, and following the instructions thereon.

(vii)	In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose, seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding.

Issued shares and total voting rights

The total number of issued shares on the date of this Notice is 33,866,219 ordinary shares of US$0.0027 each. The resolution at the Court Meeting shall be decided on a poll. Every Scheme Shareholder shall have one vote for every share carrying voting rights of which he, she or it is the holder. A Scheme Shareholder (whether present in person or by proxy) who is entitled to more than one vote need not use all his, her or its votes or cast all his, her or its votes in the same way. To be passed, the resolution requires the approval of a majority in number of Scheme Shareholders representing at least three-fourths (75 per cent.) in value of the Scheme Shareholders voting in person or by proxy.

PART XI—NOTICE OF EXTRAORDINARY GENERAL MEETING OF TRINTECH GROUP PUBLIC LIMITED COMPANY

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING (“EGM”) of Trintech Group Public Limited Company (the “Company”) will be held at Bewley’s Hotel, Central Park, Leopardstown, Dublin 18, Ireland on 29 November 2010 at 11.30 a.m. (Irish Standard Time) (or as soon thereafter as the Court Meeting (as defined in the document of which this Notice forms part) shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions of which resolutions 1, 3 and 5 will be proposed as ordinary resolutions and resolutions 2 and 4 as special resolutions:

1.	Ordinary Resolution: To approve the Scheme of Arrangement

That, subject to the approval by the requisite majorities of the Scheme of Arrangement (as defined in the document of which this Notice forms part) at the Court Meeting, the Scheme of Arrangement (a print of which has been produced to this meeting and for the purposes of identification signed by the Chairman thereof) in its original form (or such amended form as the High Court may permit to put before the Court Meeting) or with or subject to any modification, addition or condition approved or imposed by the High Court be approved and the directors of the Company be authorised to take all such action as they consider necessary or appropriate for carrying the Scheme of Arrangement into effect.

2.	Special Resolution: Cancellation of Cancellation Shares

That, subject to the passing of Resolution 1 (above) and to the confirmation of the High Court pursuant to Section 72 of the Companies Act 1963, the issued capital of the Company be reduced by cancelling and extinguishing all the Cancellation Shares (as defined in the Scheme of Arrangement) but without thereby reducing the authorised share capital of the Company.

3.	Ordinary Resolution: Directors’ authority to allot securities and application of reserves

That, subject to the passing of Resolutions 1 and 2 in this notice of meeting:

(i)	the directors of the Company be and are hereby generally and unconditionally authorised pursuant to and in accordance with Section 20 of the Companies (Amendment) Act 1983 to give effect to this resolution and accordingly to effect the allotment of the New Trintech Shares (as defined in the Scheme of Arrangement) referred to in paragraph (ii) below provided that (a) this authority shall expire on 31 December 2011, (b) the maximum aggregate nominal amount of shares which may be allotted hereunder shall be an amount equal to the nominal value of the Cancellation Shares and (c) this authority shall be without prejudice to any other authority under the said Section 20 previously granted before the date on which this resolution is passed; and

(ii)	forthwith upon the reduction of capital referred to in Resolution 2 above taking effect, the reserve credit arising in the books of account of the Company as a result of the cancellation of the Cancellation Shares be applied in paying up in full at par such number of New Trintech Shares as shall be equal to the aggregate of the number of Cancellation Shares cancelled pursuant to Resolution 2 above, such New Trintech Shares to be allotted and issued to Cerasus II Limited and/or its nominee(s) credited as fully paid up and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever.

4.	Special Resolution: Amendment to Articles

That, with effect from the passing of this Resolution, the Articles of Association of the Company be amended by adding the following new Article 139:

139.	Scheme of Arrangement

(a)	In these Articles, the “Scheme” means the scheme of arrangement dated 2 November 2010 between the Company and the holders of the Scheme Shares under Section 201 of the Companies Act 1963 in its original form or with or subject to any modification, addition or condition approved or imposed by the High Court and expressions defined in the Scheme and (if not so defined) in the document containing the explanatory statement circulated with the Scheme under Section 202 of the Companies Act 1963 shall have the same meanings in this Article.

(b)	Notwithstanding any other provision of these Articles, if the Company allots and issues any Ordinary Shares (other than to Cerasus II Limited incorporated in Ireland, (company number 490172) “Cerasus”) or its nominee(s) (holding on bare trust for Cerasus) on or after the Voting Record Time in respect of the adoption of this Article and prior to 5.00pm (US Eastern Time) on the last Business Day before the date on which the order of the High Court is made sanctioning the Scheme, or on or after the Cancellation Record Time but before the Scheme Record Time (excluding the Designated Shares) such shares shall be allotted and issued subject to the terms of the Scheme and the holder or holders of those shares shall be bound by the Scheme accordingly.

(c)	Notwithstanding any other provision of these Articles, if any new Ordinary Shares are allotted or issued to any person (a “new member”) (other than under the Scheme or the Transfer Shares to Cerasus any subsidiary undertaking of Cerasus or anyone acting on behalf of Cerasus (holding on bare trust for Cerasus) on or after 5.00 p.m. (US Eastern Time) on the Business Day before the date on which the order of the High Court is made sanctioning the Scheme, Cerasus may, provided the Scheme has become effective, have such shares transferred immediately, free of all encumbrances, to Cerasus and/or its nominee(s) (holding on bare trust for Cerasus) in consideration of and conditional on the payment by Cerasus to the new member of the amount of cash to which the new member would have been entitled under the terms of the Scheme had such shares transferred to Cerasus hereunder been Scheme Shares at the Scheme Record Time, such new Trintech Shares to rank pari passu in all respects with all other Trintech Shares for the time being in issue and ranking for any dividends or distributions made, paid or declared thereon following the date on which the transfer of such new Trintech Shares is executed.

(d)	In order to give effect to any such transfer required by this Article 139, the Company may appoint any person to execute and deliver a form of transfer on behalf of, or as attorney for, the new member in favour of Cerasus and/or its nominee(s) (holding on bare trust for Cerasus). Pending the registration of Cerasus as a holder of any share to be transferred under this Article 139, the new member shall not be entitled to exercise any rights attaching to any such share unless so agreed by Cerasus and Cerasus shall be irrevocably empowered to appoint a person nominated by the Directors of Cerasus to act as attorney or agent on behalf of any holder of that share in accordance with any directions Cerasus may give in relation to any dealings with or disposal of that share (or any interest in it), the exercise of any rights attached to it or receipt of any distribution or other benefit accruing or payable in respect of it and any holder(s) of that share must exercise all rights attaching to it in accordance with the directions of Cerasus. The Company shall not be obliged to issue a certificate to the new member for any such share.

5.	Ordinary Resolution: Adjournment of the EGM

This is a proposal to adjourn the EGM, if necessary, to solicit additional proxies in favour of approval of the resolutions to be considered at the EGM. Trintech is submitting a proposal for consideration at the EGM to authorise the Chairman of the EGM to approve one or more adjournments of the EGM if there are not sufficient votes to approve the resolutions to be considered at the EGM at the time of the EGM. Even though a quorum may be present at the EGM, it is possible that Trintech may not have received sufficient votes to approve the resolutions to be considered at the EGM by the time of the EGM. In that event, Trintech would determine to adjourn the EGM in order to solicit additional proxies. The adjournment proposal relates only to an adjournment of the EGM for purposes of soliciting additional proxies to obtain the requisite Trintech ADS holder and Trintech Shareholder approvals to approve the resolutions to be considered at the EGM. Any other adjournment of the EGM (e.g., an adjournment required because of the absence of a quorum) would be voted upon pursuant to the discretionary authority granted by the proxy. To approve the adjournment proposal, a majority of the outstanding Trintech Shares present or represented at the EGM and entitled to vote, which includes abstentions, must vote in favour of the proposal.

By order of the Board	Trintech Group Public Limited Company
Block C, Central Park
Leopardstown
Dublin 18
Cyril P. McGuire	Ireland
Chairman of the Board

Dated: 2 November 2010

NOTES:

1.	Only those members registered in the register of members of the Company at:

i.	11.30 am on the Business Day which is two days before 29 November, 2010; or

ii.	if the Meeting is adjourned, at 11.30 am on the day that falls 48 hours before the time appointed for the adjourned meeting shall be entitled to attend and vote at the Meeting, or if relevant, any adjournment thereof.

2.	Holders of Trintech’s American Depositary Shares (“ADSs”) may not vote at the Meeting; however, The Bank of New York Mellon, as depositary for the ordinary shares underlying and represented by the ADSs, has the right to vote all of the ordinary shares represented by ADSs, subject to certain limitations described in the proxy statement. Voting of the ADSs is more fully described in the scheme document accompanying this Notice. The Bank of New York Mellon has set 2 November 2010, which is the same date as the record date set by Trintech (for holders of ADSs), as the record date for the determination of those holders of American Depositary Receipts representing such ADSs entitled to give instructions for the exercise of voting rights at the Meeting or any adjournment of the Meeting.

3.	A member entitled to attend, speak, ask questions and vote is entitled to appoint a proxy to attend, speak, ask questions and vote on his or her behalf at the EGM and may appoint more than one proxy to attend on the same occasion in respect of shares held in different securities accounts. A member acting as an intermediary on behalf of one or more clients may grant a proxy to each of its clients or their nominees and such intermediary may cast votes attaching to some of the shares differently from other shares held by it. The appointment of a proxy will entitle the proxy to attend, speak, ask questions and vote on the member’s behalf at the relevant meeting or at any adjournment of such meeting. A proxy need not be a member of the Company. If you wish to appoint more than one proxy please contact the Registrars of the Company, Capita Registrars (Ireland) Limited on +353 (1)8102400.

4.	A BLUE Form of Proxy is enclosed with this notice. To be effective, a Form of Proxy, duly completed and executed together any authority under which it is executed or a copy of such authority certified notarially or by a solicitor practising in the Republic of Ireland, must be deposited at the registered office of the Company at Block C, Central Park, Leopardstown, Dublin 18 or (at the member’s option) with the Registrars of the Company, by post to Capita Registrars (Ireland) Limited, PO Box 7117, Dublin 2, Ireland or by hand (during normal business hours) to Capita Registrars (Ireland) Limited, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland, so as to be received no later than 48 hours before the time appointed for the Meeting or adjourned Meeting or (in the case of a poll taken otherwise than at or on the same day as the Meeting or adjourned Meeting) at least 48 hours before the taking of the poll at which it is to be used. Alternatively, provided it is received not less than 48 hours before the time appointed for the holding of the Meeting or adjourned Meeting or (in the case of a poll taken otherwise than at or on the same day as the Meeting or adjourned Meeting) at least 48 hours before the taking of the poll at which it is to be used, the appointment of a proxy may:

(i)	be submitted by telefax to + 353 18102422, provided it is received in legible form; or

(ii)	be submitted electronically, subject to the terms and conditions of electronic voting, via the internet by accessing Capita Registrar’s website www.capitaregistrars.ie, selecting Log on to Shareholder Services from the Online Services Menu, and following the instructions thereon.

5.	The completion and return of the Blue Form of Proxy will not preclude a member from attending and voting at the meeting in person.

6.	The total number of issued ordinary shares on the date of this notice of EGM is 33,866,219 ordinary shares of US$0.0027 each. On a vote on a show of hands, every member present in person and every proxy has one vote (but no individual shall have more than one vote). On a poll every member shall have one vote for every share carrying rights of which he is the holder. The Ordinary Resolutions require to be passed by a simple majority of members voting in person or by proxy. The Special Resolutions require to be passed by a majority of three-fourths (75 per cent.) or more of members voting in person or by proxy.

7.	In the case of a corporation the Blue Form of Proxy must be either executed under its common seal, signed on its behalf by a duly authorised officer or attorney, or submitted electronically in accordance with note 4 above.

8.	Our principal office in the United States is located at Trintech Inc., 15851 Dallas Pkwy, Suite 900, Addison, TX 75001. The address of our registered office in Ireland is Block C, Central Park, Leopardstown, Dublin 18, Ireland.

YOUR VOTE IS IMPORTANT

TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON EVEN IF YOU HAVE RETURNED A PROXY.

ANNEXES

Annex A	Transaction Agreement

Annex B	Expenses Reimbursement Agreement

Annex C	Form of Irrevocable Undertaking of Trintech Directors

Annex D	Opinion of William Blair

CERASUS II LIMITED

AND

TRINTECH GROUP PLC

TRANSACTION AGREEMENT

A&L Goodbody

Dublin

THIS AGREEMENT is made on 15 October 2010 BETWEEN:

(1)	CERASUS II LIMITED a company incorporated in Ireland with registered number 490172 having its registered office at 5th Floor, 74 St. Stephen’s Green, Dublin 2, Ireland (the Offeror); and

(2)	TRINTECH GROUP PLC a company incorporated in Ireland with registered number 119798 having its registered office at Block C, Central Park, Leopardstown, Dublin 18, Ireland (Trintech).

RECITALS:

A.	The Offeror has agreed to make a proposal to acquire Trintech on the terms set out in the Rule 2.5 Announcement (as defined below).

B.	This Agreement sets out certain matters relating to the conduct of the Acquisition (as defined below) that have been agreed by the Parties.

C.	The Parties intend that the Acquisition will be implemented by way of the Scheme, although this may, subject to the consent of the Panel (where required) be switched to the Takeover Offer in accordance with the terms set out in this Agreement.

THE PARTIES AGREE AS FOLLOWS:

1.	INTERPRETATION

1.1.	Definitions

In this Agreement the following words and expressions shall have the meanings set opposite them:

Acquisition means the proposed acquisition by the Offeror of Trintech (whether by way of the Scheme or the Takeover Offer), as described in the Rule 2.5 Announcement;

Acquisition Documents means (i) any documents to be filed with or submitted to the High Court in connection with the Scheme or the Acquisition, (ii) any filings with or notifications to Relevant Authorities as are necessary or expedient for the implementation of the Acquisition, (iii) the Scheme Document and any other documents sent to Trintech Shareholders in connection with the Acquisition or the Scheme (including the Takeover Offer Document), (iv) the Optionholder Communication and (v) any other documents required to be sent or submitted to any third party in connection with the Acquisition or the Scheme;

Act means the Companies Act 1963, as amended;

Acting in Concert shall have the meaning given to that term in the Takeover Panel Act 1997;

Affiliate means with respect to any person, any other person controlling, controlled by or under common control with such person. As used in this definition, control (including, with its correlative meanings, controlled by and under common control with) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a person whether through the ownership of voting securities, by contract or otherwise;

Agreed Form means in relation to any document, the form of that document which has been initialled for the purpose of identification by or on behalf of each of the Parties;

Anti-Trust Regulatory Body has the meaning given to that term in clause 3.3.5.

Associate has the meaning given to that term in the Takeover Rules;

Board means the board of directors of Trintech (or, where a director is considered not to be independent for the purposes of Rule 3 or if restricted from voting on the Scheme or a Third Party Transaction Proposal at a

meeting of the Board pursuant to the Articles of Association of Trintech, a duly constituted and authorised committee thereof consisting of all other directors);

Business Day means any day, other than a Saturday, Sunday or public holiday in Ireland or in the State of New York;

Clearances means all consents, clearances, permissions and waivers that need to be obtained, all applications and filings that need to be made and all waiting periods that may need to have expired, from or under the laws, regulations or practices applied by any Relevant Authority in connection with the implementation of the Scheme and/or the Acquisition and, in each case, that constitute Conditions; and any reference to Conditions having been “satisfied” shall be construed as meaning that the foregoing have been obtained, or where appropriate, made or expired in accordance with the relevant Condition;

Completion has the meaning given to that term in clause 8.1.1;

Completion Date means the date Completion occurs;

Conditions means the conditions to the Scheme and the Acquisition set out in Appendix I to the Rule 2.5 Announcement and Condition means any one of the Conditions;

Counsel’s Opinion means the written opinion of a counsel of at least 10 years standing, such opinion to be given in favour of the Board and/or Trintech and a copy provided contemporaneously to the Offeror;

Court Hearing means the hearing by the High Court of the petition to sanction the Scheme under Section 201 of the Act;

Court Meeting means the meeting or meetings of the Trintech Shareholders (and any adjournment thereof) convened by order of the High Court pursuant to Section 201 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment);

Court Meeting Record Time means 5.00 pm (Dublin) on the Business Day which falls two days before the date of the Court Meeting;

Court Order means the order or orders of the High Court sanctioning the Scheme under Section 201 of the Act and confirming the reduction of capital that forms part of it under Sections 72 and 74 of the Act;

Credit Agreement means the credit agreement, dated on or around the date of this Agreement, by and among the Offeror as Borrower, the Lenders party thereto and Wells Fargo Capital Finance, LLC as Agent, as the same may be amended, restated, supplemented or otherwise modified from time to time but as in effect on the date of this Agreement;

Effective Date means the date on which the Scheme becomes effective in accordance with its terms;

Effective Time means the time on the Effective Date at which the Court Order and a copy of the minute required by Section 75 of the Act are registered by the Registrar of Companies;

EGM Resolutions means the resolutions to be proposed at the EGM for the purposes of approving and implementing the Scheme and such other matters as Trintech determines to be necessary or desirable for the purposes of implementing the Acquisition and the Scheme;

Escrow Claim means any claim, threatened claim (whether or not notified in writing), contingent claim, potential claim or any fact, matter or circumstance which can reasonably be expected to result in a claim, against: (i) the $4 million escrow in respect of indemnities and (ii) the $2 million “special escrow”, in each case maintained pursuant to the terms of a share purchase agreement dated 2 March 2010 among The Advisory Board Company, Slan Limited (a member of the Trintech Group) and Trintech;

Exchange Act means the United States Securities Exchange Act of 1934, as amended, and the regulations thereunder;

Exercise Deadline shall mean 5pm on the day before the Court Hearing;

Expenses Reimbursement Agreement means the expenses reimbursement agreement dated on or around the date of this Agreement between the Offeror and Trintech, the terms of which have been approved by the Panel;

Extraordinary General Meeting or EGM means the extraordinary general meeting of the Trintech Shareholders (and any adjournment thereof) to be convened in connection with the Scheme, expected to be held as soon as the preceding Court Meeting shall have been concluded or adjourned;

Group in relation to any body corporate, means any bodies corporate which are holding companies or subsidiaries or subsidiary undertakings (as such terms are defined in the Act and the European Communities (Companies: Group Accounts) Regulations 1992, respectively) of it or of any such holding company;

High Court means the High Court of Ireland;

Holding Company has the meaning given to that term by Section 155, Companies Act 1963;

Indemnified Parties has the meaning given to that term in clause 7.1.2;

Independent Board means Dr. Jim Mountjoy, Trevor D. Sullivan, Kevin C. Shea and Robert M. Wadsworth;

Ireland or Republic of Ireland means Ireland excluding Northern Ireland and the word “Irish” shall be construed accordingly;

Listing Rules means the listing rules of NASDAQ as amended from time to time;

Loan Agreement means the loan agreement dated on or around the date of this Agreement between the Offeror and Trintech Group Finance Limited;

NASDAQ means the market known as the Nasdaq Global Market on which the Trintech ADS are quoted;

Non-Participating Third Party means any third party other than a party (including its Associates) that: (i) has executed a non-disclosure agreement with Trintech and, (ii) has received non-public information from Trintech, and (iii) has submitted a bid letter, indication of interest letter or some such similar document at any time on or prior to the date of this Agreement, in each case, in connection with a proposed acquisition of some or all of the issued share capital of the Company;

Non-Solicitation Period has the meaning given to that term in clause 5.6.1;

Northern Ireland means the counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone on the island of Ireland;

Optionholder Communication means the joint communication by Trintech and the Offeror to the holders of purchase rights under the Trintech Employee Share Purchase Plan and to the holders of Trintech Options under the Trintech Share Option Plans and including the proposal to be made by the Offeror pursuant to Rule 15 of the Takeover Rules, it being acknowledged that the Optionholder Communication may comprise one or more documents tailored for the participants of the relevant share plans;

Options Schedule means the list of Trintech Options as at the date of this Agreement as provided by Trintech and set out in Schedule 2 hereto;

Panel means the Irish Takeover Panel;

Parties means Trintech and the Offeror and Party shall mean either of them (as the context requires);

Petition means the petition to the Court seeking the Court Order;

Proceedings has the meaning given to that term in clause 10.7.2;

Record Date means the date which falls on the Business Day two days before the date of the Court Meeting;

Registrar of Companies means the Registrar of Companies in Dublin;

Relevant Authority means any Irish or United States federal commission, board, body, bureau, or other regulatory authority or agency, including courts and other judicial bodies, or any Irish or United States competition, anti-trust or supervisory body or other governmental, regulatory agency or body or securities exchange including and instrumentality or entity designed to act for or on behalf of any of the foregoing;

Relevant Entity means a body corporate in respect of which either the Offeror (a) has a majority of the shareholders’ or members’ voting rights; or (b) is a shareholder or member and at the same time has the right to appoint or remove a majority of the members of its board of directors; or (c) is a shareholder or member and alone controls a majority of the shareholders’ or members’ voting rights pursuant to an agreement entered into with other shareholders or members;

Representatives means the directors, officers, employees, agents, investment bankers, financial advisors, legal advisors, accountants, brokers, finders, consultants or representatives of Trintech, the Offeror, or of any of their respective Subsidiaries, as the case may be;

Resolutions means the resolutions to be proposed at the EGM and Court Meeting to effect the Scheme, which will be set out in the Scheme Document, other than any adjournment resolution;

Revised Acquisition means an offer or proposal which would provide equal or more favourable financial value and terms (including as to the price per Trintech ADS and price per Trintech Share) to Trintech Shareholders in comparison to a Superior Proposal;

RIS means a Regulatory Information Service as defined in the Takeover Rules;

Rule 2.5 Announcement means the announcement in the Agreed Form to be made by the Parties pursuant to Rule 2.5 of the Takeover Rules;

Scheme or Scheme of Arrangement means the proposed scheme of arrangement under Section 201 of the Act and the capital reduction under Sections 72 and 74 of the Act to effect the Acquisition, in such terms as Trintech may determine in accordance with the provisions of clause 3.1, including any revision thereof;

Scheme Consideration means the consideration payable to Trintech Shareholders under the Scheme;

Scheme Document means a document to be distributed to Trintech Shareholders and, for information only, to the holders of purchase rights under the Trintech Employee Share Purchase Plan and to Trintech Optionholders containing (i) the Scheme, (ii) the notice or notices of the Court Meeting and EGM, (iii) an explanatory statement as required by Section 202 of the Act with respect to the Scheme, (iv) such other information as may be required or necessary pursuant to the Act, the Takeover Rules, the Exchange Act or the Listing Rules, and (v) such other information as Trintech and the Offeror shall agree;

Scheme Recommendation means the recommendation of the Board that Trintech Shareholders vote in favour of the Resolutions;

SEC means the United States Securities and Exchange Commission;

Securities Act means the United States Securities Act of 1933, as amended, and the regulations thereunder;

Subsidiary has the meaning given to that term by Section 155, Companies Act 1963;

subsidiary undertaking has the meaning given to that term in the European Communities (Companies: Group Accounts) Regulations 1992;

Superior Proposal means a bona fide Third Party Transaction Proposal which the Board (or a duly authorised committee thereof) consider, acting in good faith and after consultation with their legal and financial advisers, is likely to be completed in accordance with its terms taking into account all financial, regulatory and other aspects of such proposal (including the ability of the proposing party to consummate the transactions contemplated by such proposal) and which at the time of announcement would be more favorable than the Acquisition from a financial point of view for Trintech Shareholders, and which the Board (or a duly authorised committee thereof) decides to recommend;

Superior Proposal Notice has the meaning given to that term in clause 5.8.2;

Takeover Offer means an offer for the entire issued and to be issued share capital of Trintech (other than any Trintech Shares held by the Offeror (if any)) including any amendment or revision thereto, the full terms of which will be set out in the Takeover Offer Document or (as the case may be) any revised offer document(s);

Takeover Offer Document means, if following the date of this Agreement the Offeror elects to implement the Acquisition by way of the Takeover Offer in accordance with clause 3.6, the document to be despatched to Trintech Shareholders and others by the Offeror (or such other entity as it may elect) containing, amongst other things, the Takeover Offer, the Conditions (so far as applicable) and certain information about the Offeror and Trintech and, where the context so admits, includes any form of acceptance, election, notice or other document reasonably required in connection with the Takeover Offer;

Takeover Rules means the Irish Takeover Panel Act 1997, Takeover Rules 2007, as amended;

Third Party Transaction Proposal means any proposal or offer for the acquisition of control (as defined in the Takeover Rules) of Trintech, or any other transaction that involves a change of control of Trintech through the acquisition of more than 50% of the voting and other equity securities of Trintech Shares (whether by acquiring any interest in Trintech Ordinary Shares or Trintech ADS), or a disposal or acquisition of more than 50% of the assets of Trintech (taken as a whole) or a share exchange of Trintech Shares for shares in another company or body corporate;

Timetable shall have the meaning given to that term in clause 2.2.1;

Trintech ADS means American Depositary Shares each representing two Trintech Ordinary Shares and which are admitted to trading on NASDAQ;

Trintech Employee Share Purchase Plan means the Trintech Group plc 2009 Employee Share Purchase Plan for US employees;

Trintech Group means Trintech, any Subsidiary of Trintech, any Holding Company of Trintech and any Subsidiary of any such Holding Company;

Trintech Optionholders means the holders of Trintech Options;

Trintech Options means the outstanding options to subscribe for Trintech Shares pursuant to the Trintech Share Option Plans which, as at the date of this Agreement, are as set out in the Options Schedule;

Trintech Ordinary Shares means the Ordinary Shares of $0.0027 each in the capital of Trintech;

Trintech Shares means the Trintech Ordinary Shares and/or the Trintech ADS;

Trintech Shareholders means the holders of Trintech Ordinary Shares or Trintech ADS, as the context so requires;

Trintech Share Option Plans means the Trintech Group plc Share Option Plan 2007, the Trintech Group plc Share Option Plan for Directors and Consultants 2007, the Trintech Group Limited Share Option 1997 Scheme and the Trintech Group plc Directors and Consultants Share Option 1998 Scheme;

United States or US means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and any other territory subject to its jurisdiction; and

US$ means the lawful currency from time to time of the United States.

1.2.	Construction

1.2.1.	In this Agreement words such as “hereunder”, “hereto”, “hereof” and “herein” and other words commencing with “here” shall, unless the context clearly indicates to the contrary, refer to the whole of this Agreement and not to any particular section or clause thereof.

1.2.2.	Save as otherwise provided herein, any reference herein to a section, clause, schedule or paragraph shall be a reference to a section, sub-section, clause, sub-clause, paragraph or sub-paragraph (as the case may be) of this Agreement.

1.2.3.	Any reference to any provision of any legislation shall include any modification re-enactment or extension thereof (provided that, as between the parties, no such modification or extension made after the date of this Agreement shall apply for the purpose of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of any party) and shall also include any subordinate legislation made from time to time under such provision. Any reference to any provision of any legislation, unless the context clearly indicates to the contrary, shall be a reference to legislation of Ireland.

1.2.4.	In this Agreement, the masculine gender shall include the feminine and neuter and the singular number shall include the plural and vice versa. References to persons shall include natural persons, firms, bodies corporate, unincorporated associations and partnerships, organisations, governments, states, foundations and trusts (in each case whether or not having separate legal personality).

1.2.5.	In this Agreement reference to the word “person” is deemed to include references to natural persons, firms, partnerships, companies, corporations, associations, bodies corporate, trusts and investment funds (in each case whether or not having a separate legal personality).

1.2.6.	Any reference to an Irish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Ireland, be deemed to include a reference to what most nearly approximates in that jurisdiction to the Irish legal term.

1.2.7.	Any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.2.8.	Any undertaking by any party not to do any act or thing shall be deemed to include an undertaking not to permit or suffer the doing of that act or thing.

1.3.	Captions

The headings or captions to the clauses in this Agreement are inserted for convenience of reference only and shall not be considered a part of or affect the interpretation or construction thereof.

1.4.	Time

References to times are to Irish times unless otherwise specified.

2.	RULE 2.5 ANNOUNCEMENT, SCHEME AND OPTIONHOLDER COMMUNICATION

2.1.	Rule 2.5 Announcement

2.1.1.	The Offeror confirms that its board of directors (or a duly authorised committee thereof) has approved the contents and release of the Rule 2.5 Announcement.

2.1.2.	Trintech confirms that the Board considers that the terms of the Scheme are fair and reasonable and that the Board has resolved to recommend to Trintech Shareholders that they vote in favour of the Resolutions. The recommendation of the Board that Trintech Shareholders vote in favour of the Resolutions, and the related opinion of the financial advisers to the Board, are set out in the Rule 2.5 Announcement and shall be incorporated in the Scheme Document and any other document sent to Trintech Shareholders in connection with the Acquisition to the extent required by the Takeover Rules. Nothing in this clause 2.1.2 shall require Trintech or the Board to take, or procure the taking of, any action where the Board determines in good faith, after consultation with its financial advisers and receipt of a Counsel’s Opinion, that their fiduciary duties require them not to take or procure the taking of such action.

2.1.3.	Irrevocable undertakings to vote in favour of the Resolutions, in the Agreed Form, executed in favour of the Offeror by each of the members of the Board, in respect of inter alia their entire beneficial shareholding in Trintech, have been delivered to the Offeror at the date of this Agreement.

2.1.4.	Promptly following the release of the Rule 2.5 Announcement, Trintech shall request irrevocable undertakings from certain of Trintech’s institutional shareholders holding in aggregate more than 24% of the issued share capital of Trintech to vote in favour of the Resolutions.

2.1.5.	Forthwith upon the execution of this Agreement, the Parties shall, in accordance with, and for the purposes of, the Takeover Rules, procure the release of the Rule 2.5 Announcement to a RIS as soon as reasonably practicable and no event by no later than 2000 (Eastern Standard time) on 15 October 2010, or such later time as may be agreed between the Parties in writing.

2.1.6.	The Parties acknowledge that, forthwith upon the execution of this Agreement, the Loan Agreement will be entered into by the parties to it.

2.2.	Scheme

2.2.1.	Trintech and the Offeror agree to cooperate to put the Scheme to the Trintech Shareholders in the manner set out in clause 3 and, subject to the passing of the Resolutions, in each case by the requisite majorities, Trintech will, in the manner set out in clause 3, petition the High Court to sanction the Scheme so as to facilitate the implementation of the Acquisition. Each of the Parties shall use all of its reasonable efforts to adhere to the indicative timetable set forth in Schedule 1 hereto, as may be amended by mutual agreement between the Parties (the Timetable).

2.2.2.	The Offeror agrees that it will participate in the Scheme, as proposed by Trintech to the Trintech Shareholders, and that it shall, subject to the requisite Trintech Shareholder and High Court approvals, effect the Acquisition through the Scheme on the terms set out in this Agreement and the Scheme Document.

2.2.3.	Each of the Offeror and Trintech agree that it shall fully and promptly perform all of the obligations required of it in respect of the Acquisition on the terms set out in this Agreement and/or the Scheme and each will use all of its reasonable efforts to take such other steps as are reasonably required of it for the proper implementation of the Scheme, including, without limitation, those required of it pursuant to this Agreement in connection with Completion.

2.3.	Trintech Options

Subject to the posting of the Scheme Document in accordance with clause 3.1, the Parties agree that the Optionholder Communication will be sent to Trintech Optionholders in respect of their Trintech Options and to the holders of purchase rights under the Trintech Employee Share Purchase Plan in accordance with clause 4 and Rule 15 of the Takeover Rules.

3.	IMPLEMENTATION OF THE SCHEME

3.1.	Responsibilities of Trintech

Trintech shall:

3.1.1.	be responsible for the preparation of (and, subject as hereinafter provided, entitled to determine the final form of) the Scheme Document and all other documentation necessary to effect the Scheme and to convene the EGM and Court Meeting;

3.1.2.	for the purpose of implementing the Scheme, instruct a barrister (of senior counsel standing) (the identity of whom has been made known to the Offeror prior to the execution of this Agreement) and provide the Offeror and its advisers with the opportunity to attend any meetings with such barrister to discuss substantive matters pertaining to the Scheme and any issues arising in connection with it;

3.1.3.	as promptly as practicable after the date of this Agreement, and in any event no later than November 12 2010, Trintech shall prepare and, save as otherwise agreed or as hereinafter provided, cause to be filed with the Panel the Scheme Document provided that neither Trintech nor any of its Representatives shall have any responsibility or liability for any failure to meet this date where Trintech has used all reasonable efforts to achieve this date or where the failure to do so was caused or contributed to by persons or circumstances outside of its control;

3.1.4.	as promptly as practicable, notify the Offeror of any other matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document or implementation of the Scheme or the Acquisition as the case may be, and take all reasonable steps to resolve any such matter, unless the Board determines in good faith after consultation with its financial advisors and receipt of a Counsel’s Opinion that the Board’s fiduciary duties require otherwise;

3.1.5.	as promptly as practicable, notify the Offeror upon the receipt of any comments from the Panel or any request from the Panel for amendments or supplements to the Scheme Document and the related forms of proxy, cause all filings required on the part of Trintech to be filed or furnished with the SEC, insofar as lies within its powers of procurement, to be so filed or furnished and provide the Offeror with copies of all written correspondence with the Panel, and shall keep the Offeror reasonably informed (but not requiring either Party to communicate with the other or its Representatives more than once in any day) of all discussions between Trintech and its Representatives, on the one hand, and the Panel, on the other hand to the extent such written correspondence and/or discussions relate to the Scheme, the Scheme Document, this Agreement, the Expenses Reimbursement Agreement or any issue, matter, consent or approval sought from the Panel in connection with the Scheme (but not, for the avoidance of doubt, relating to any Third Party Transaction Proposal or proposed change in the Scheme Recommendation in relation thereto) provided always that any correspondence or other information required to be provided under this clause 3.1.4 may be redacted:

(a)	to remove references concerning the valuation of the businesses of Trintech;

(b)	as necessary to comply with contractual obligations; and

(c)	as necessary to address reasonable privilege or confidentiality concerns;

3.1.6.	prior to filing or despatch of the Scheme Document, or any amendment or supplement thereto (other than any of the foregoing relating to any Third Party Transaction Proposal or proposed change in the Scheme Recommendation in relation thereto), or responding to any comments of the Panel with respect thereto, Trintech shall:

(a)	promptly provide the Offeror with a reasonable opportunity to review and comment on such document or response; and

(b)	promptly discuss with the Offeror and include in such document or response all comments reasonably and promptly proposed by the Offeror and which it would be reasonable for Trintech to accept; and

(c)	not file such document with the Panel prior to receiving the approval of the Offeror, where such approval has not been unreasonably withheld, conditioned or delayed.

3.1.7.	provide the Offeror with first complete drafts of any and all pleadings, affidavits, petitions and other filings prepared by Trintech for submission to the High Court in connection with the Scheme, and Trintech shall afford the Offeror reasonable opportunities to review and make comments on all such documents and will accommodate such comments to the extent it, acting reasonably, considers these to be appropriate and shall not file any such document with the High Court prior to receiving the approval of the Offeror, such approval not to be unreasonably withheld, conditioned or delayed;

3.1.8.	promptly and using all reasonable efforts to make all necessary applications to the High Court in connection with the implementation of the Scheme (including issuing appropriate proceedings requesting the High Court to order that the Court Meeting be convened as soon as possible following the publication of the Rule 2.5 Announcement), and using all reasonable efforts so as to ensure (insofar as possible) that these are made in accordance with the Timetable and in any event so as to ensure that the hearing of such proceedings occurs as soon as practicable in order to facilitate the despatch of the Scheme Document and seek such directions of the High Court as it considers necessary or desirable in connection with such Court Meeting;

3.1.9.	procure the publication of the requisite advertisements and despatch of the Scheme Document (in a form acceptable to the Panel) and the forms of proxy for the use at the Court Meeting and the EGM (the form of which shall be agreed between the Parties) (a) to Trintech Shareholders on the register of members of Trintech on the record date as agreed with the High Court, as soon as possible and in any event within five (5) Business Days after the approval of the High Court to despatch the documents being obtained, and (b) to the holders of purchase rights under the Trintech Employee Share Purchase Plan and the Trintech Optionholders on such date, for information only, as soon as is reasonably practicable after the approval of the High Court to despatch the documents being obtained, and thereafter shall publish and/or post such other documents and information (the form of which shall be agreed between the Parties) as the High Court and/or the Panel may approve or direct from time to time in connection with the implementation of the Scheme in accordance with applicable law as soon as possible and in any event within five (5) Business Days after the approval of the High Court and/or the Panel to publish or post such documents being obtained provided that neither Trintech nor any of its Representatives shall have any responsibility or liability for any failure to meet any of the timelines provided for in this clause 3.1.8 where Trintech has used all reasonable efforts to achieve this date or where the failure to do so was caused or contributed to by persons or circumstances outside of its control;

3.1.10.	subject to the obligations of the Board under the Takeover Rules, and unless the Board determines in good faith after consultation with its outside legal counsel and its financial advisors that the Board’s fiduciary duties require otherwise, will procure that the Scheme Document shall include the Scheme Recommendation;

3.1.11.	include in the Scheme Document a notice convening the EGM to be held immediately following the Court Meeting to consider and, if thought fit, approve the EGM Resolutions;

3.1.12.	prior to the Court Meeting, keep the Offeror informed on a daily basis in the two (2) weeks prior to the Court Meeting, of the number of proxy votes received in respect of resolutions to be proposed at the Court Meeting and/or the EGM and the identity of the Trintech Shareholders who have cast such votes;

3.1.13.	subject to clause 3.5, hold the Court Meeting and the EGM on the date set out in the Scheme Document or such later date as may be agreed in writing between the Parties, and in such a manner as shall be approved by the High Court and/or the Panel and propose the Resolutions without any amendments, unless such amendments have been agreed in writing with the Offeror, such agreement not to be unreasonably withheld or delayed;

3.1.14.	promptly following the Court Meeting and the EGM (assuming approval of the Resolutions by the requisite majorities), present the Petition to the High Court and issue a notice of motion for directions and file any grounding affidavits required requesting the High Court to issue directions in relation to the hearing of the Petition;

3.1.15.	promptly after the issue of directions by the High Court, take steps to comply with the same and proceed with the Petition to obtain the Court Order and take any other action reasonably necessary to make the Scheme effective including reconvening the Court Meeting and other necessary shareholder meetings if so required by the High Court;

3.1.16.	subject to the obligations of the Board under the Takeover Rules, and unless the Board determines in good faith after consultation with its financial advisors and receipt of a Counsel’s Opinion that, to do otherwise, would reasonably be expected to result in a breach of the fiduciary duties of the Board, use all commercially reasonable efforts to achieve satisfaction of all of the Conditions;

3.1.17.	following the Court Meeting and EGM, assuming the Resolutions are duly passed (including by the requisite majorities required under Section 201 of the Act in the case of the Court Meeting), take all necessary steps on the part of Trintech and prepare and issue, serve and lodge all such court documents and seek the sanction of the High Court to the Scheme as soon as possible thereafter;

3.1.18.	save in respect of any Trintech Shares issued for the purpose of satisfying the terms of a Trintech Option set out in the Options Schedule or purchase rights granted under the Trintech Employee Share Purchase Plan, not allot any Trintech Shares between the Court Meeting Record Time and the Effective Time; and

3.1.19.	take such other steps as are reasonably required of it for the proper implementation of the Scheme, including, without limitation, those required of it pursuant to this Agreement in connection with Completion.

3.2.	Responsibilities of the Offeror

The Offeror shall:

3.2.1.	if required, undertake to the High Court to be bound by the terms of the Scheme insofar as it relates to the Offeror;

3.2.2.	use all reasonable endeavours to procure that any Relevant Entity, identified as having any interest in any Trintech Shares shall exercise all rights in respect of its Trintech Shares so as to implement the Scheme including to vote or, if required by law, the High Court, the Takeover Rules or other rules, to refrain from voting, at any Court Meeting and/or EGM as the case may be;

3.2.3.	procure that the other members of its Group and, insofar as lies within its power or procurement, its Representatives, take all such steps as are necessary or desirable in order to implement the Scheme;

3.2.4.	keep Trintech informed and consult with Trintech as to the performance of the obligations and responsibilities required of it and as to any developments relevant to the proper implementation of the Scheme;

3.2.5.	afford all such co-operation and assistance as may reasonably be requested of it by Trintech in respect of the preparation and verification of any document or in connection with any application, Clearance, confirmation or consent required for the implementation of the Scheme including (without limitation) the provision to Trintech of such information and confirmation relating to it, its subsidiaries and any of its or their respective directors or employees as Trintech may reasonably request and to do so in a timely manner and assume responsibility for the information relating to it contained in the Scheme Document or any other document sent to the Trintech Shareholders or filed with the High Court or in any announcement;

3.2.6.	review and provide comments (if any) in a timely manner on all documentation submitted to it;

3.2.7.	use all reasonable efforts to achieve satisfaction of all of the Conditions as soon as practicable; and

3.2.8.	take such other steps as are reasonably required of it for the proper implementation of the Scheme, including, without limitation, those required of it pursuant to this Agreement in connection with Completion.

3.3.	Mutual Responsibilities of the Parties

3.3.1.	If Trintech or the Offeror becomes aware of any information that, pursuant to the Takeover Rules or the Act or the Exchange Act, should be disclosed in an amendment or supplement to the Scheme Document, then the Party becoming so aware shall promptly inform the other Party thereof and the Parties shall cooperate with each other in filing such amendment or supplement with the Panel, and, if required, the SEC and/or the High Court and, if appropriate, in mailing such amendment or supplement to the Trintech Shareholders and, for information only, to the Trintech Optionholders and the holders of purchase rights under the Trintech Employee Share Purchase Plan.

3.3.2.	Each of Trintech and the Offeror shall use all of its reasonable efforts to:

(a)	take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby (including, without limitation, the Acquisition) as promptly as practicable including, without limitation, those required of them respectively pursuant to this Agreement in connection with Completion;

(b)	as promptly as practicable, obtain from any Relevant Authority any Clearances required to be obtained or made by it or any of their respective Subsidiaries in connection with the authorisation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Acquisition) as soon as practicable;

(c)	as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Acquisition required of them under (A) the Takeover Rules and the Act, (B) the High Court, (C) the Exchange Act and any other applicable United States federal or state securities laws, and (D) any applicable legal or regulatory requirement (including any legal or regulatory requirement of any Regulatory Authority); and

(d)	execute or deliver any additional instruments as are reasonably required of it and are necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement (including, without limitation, the Acquisition).

3.3.3.

Each of Trintech and the Offeror shall promptly give (or shall cause their respective Subsidiaries to give) any notices to third parties and use, and cause each of their respective Subsidiaries to use, all reasonable efforts to obtain any third party Clearances required on behalf of such Party or any of its Subsidiaries in connection with the Acquisition that are necessary to consummate the transactions contemplated hereby, it being understood that neither Trintech nor the Offeror nor any of their respective Subsidiaries shall be required to make any material payments, other than filing or other fees payable to a Relevant Authority for seeking the relevant Clearance, in connection with the fulfilment of its obligations under this clause 3.3.3.

3.3.4.	Each of the Offeror and Trintech shall save where prohibited by applicable law:

(a)	promptly advise each other of any material written communication received by it, or by any Subsidiary of it, from any Relevant Authority or third party whose consent or approval is required for consummation of the transactions contemplated by this Agreement;

(b)	to the extent practicable, not participate in any substantive meeting or discussion with any Relevant Authority in respect of any filing, investigation, or inquiry concerning this Agreement or the transactions contemplated by this Agreement unless it consults with the other Party in advance, and, to the extent permitted by such Relevant Authority, give the other Party the opportunity to attend in each such case, notifying the Offeror as soon as reasonably practicable in advance of any relevant meeting or discussion, as the case may be; and

(c)	except in connection with any Third Party Transaction Proposal or proposed change in the Scheme Recommendation in relation thereto, promptly furnish the other Party with copies of all material correspondence, filings and written communications between them and their Subsidiaries and advisers, on the one hand, and any Relevant Authority or its respective staff, on the other hand, with respect to this Agreement, the Scheme and the Acquisition, except that materials may be redacted: (i) to remove references concerning the valuation of the businesses of Trintech or the Offeror; (ii) as necessary to comply with contractual obligations; and (iii) as necessary to address reasonable privilege or confidentiality concerns.

Neither the Offeror nor Trintech shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Relevant Authority without the consent of the other Party, which consent shall not be unreasonably withheld or delayed.

3.3.5.	Each Party shall promptly provide such information as may reasonably be requested by any competition or anti-trust regulatory body or authority (Anti-Trust Regulatory Body) following any filing or notification with/to any such Anti-Trust Regulatory Body and shall negotiate with any such Anti-Trust Regulatory Body in relation to any undertakings, orders, agreements or commitments which any such Anti-Trust Regulatory Body requires to facilitate the Acquisition, and shall use all of its respective reasonable efforts to ensure that such negotiations shall be concluded at least five (5) Business Days prior to the date specified in clause 9.1.1 or such other date as is agreed between the Parties and (if required) consented to by the High Court and (if required) the Panel.

3.3.6.	Nothing in this clause 3.3 or in any other provision of this Agreement shall require Trintech or any Subsidiary of Trintech to enter into any agreement, undertaking or other obligation that would become effective or binding on them or any of them prior to the Effective Time.

3.4.	Dealings with the Panel

3.4.1.	Each of the Parties will promptly provide such assistance and information as may reasonably be required by the other Party for the purposes of, or in connection with, any correspondence or discussions with the Panel in connection with the Acquisition and/or the Scheme.

3.4.2.

Each of the Parties will where possible give the other reasonable prior notice of any proposed discussion, correspondence or other exchanges by it or its Representatives with the Panel (otherwise than, for the avoidance of doubt, in connection with any Third Party Transaction Proposal or proposed change in the Scheme Recommendation in relation thereto), or proposed change in consideration to be offered under the Scheme, or amendment to be proposed to the Scheme in connection therewith and afford the other reasonable opportunities to review and make comments and suggestions with respect to the same and accommodate such comments and suggestions to the extent that such Party, acting reasonably, considers these to be appropriate and keep the other reasonably informed of all such discussions, correspondence or other exchanges that it or its Representative(s) have with the Panel and shall provide copies of all written submissions it makes to the Panel and copies (or, where verbal, details) of the Panel responses thereto provided always that any correspondence or other information required to be provided under this clause 3.4.2 may be redacted:

(a)	to remove references concerning the valuation of the businesses of Trintech;

(b)	as necessary to comply with contractual obligations; and

(c)	as necessary to address reasonable privilege or confidentiality concerns.

3.4.3.	Trintech undertakes, if so requested by the Offeror, to promptly issue its written consent to the Offeror and to the Panel in respect of any application made by the Offeror to the Panel:

(a)	to redact any commercially sensitive or confidential information specific to the Offeror’s financing arrangements for the Acquisition (the Offeror Financing Information) from any documents that the Offeror is required to display pursuant to Rule 26(b)(xi) of the Takeover Rules;

(b)	for a derogation from the requirement under the Takeover Rules to disclose the Offeror Financing Information in the Scheme Document, any supplemental document or other document sent to Trintech Shareholders, the holders of purchase rights under the Trintech Employee Share Purchase Plan or the Trintech Optionholders pursuant to the Takeover Rules.

3.4.4.	Nothing in this Agreement shall in any way limit the Parties’ obligations under the Takeover Rules.

3.5.	No Scheme Amendment by Company; Cancellation Scheme

Save as required by clause 3.6 below, law, the High Court, the Panel or the SEC and except in connection with a Third Party Transaction Proposal or proposed change in the Scheme Recommendation in relation thereto, Trintech shall not seek to:

3.5.1.	amend the Scheme;

3.5.2.	adjourn the Court Meeting or the EGM; or

3.5.3.	amend the Resolutions (in each case, in the form set out in the Scheme Document);

after despatch of the Scheme Document without the consent of the Offeror (such consent not to be unreasonably withheld, conditioned or delayed).

3.6.	Switching to a Takeover Offer

3.6.1.	In the event that the Offeror considers (in its absolute discretion) that a competitive situation exists or may arise in connection with the Acquisition, the Offeror may elect (and with the Panel’s consent, if required), to implement the Acquisition by way of the Takeover Offer (rather than the Scheme), whether or not the Scheme Document has been posted.

3.6.2.	If the Offeror elects to implement the Acquisition by way of the Takeover Offer, Trintech undertakes to provide the Offeror as soon as reasonably practicable with all such information about the Trintech Group (including directors and their connected persons) as may reasonably be required for inclusion in the Takeover Offer Document and to provide all such other assistance as may reasonably be required by the Takeover Rules in connection with the preparation of the Takeover Offer Document, including access to, and ensuring the provision of reasonable assistance by, its management and relevant professional advisers.

3.6.3.	If the Offeror elects to implement the Acquisition by way of the Takeover Offer, Trintech agrees:

(1)	that the Takeover Offer Document will contain provisions in accordance with the terms and conditions set out in the Rule 2.5 Announcement, the relevant Conditions and such other further terms and conditions as agreed (including any modification thereto) between the Offeror and Trintech;

(2)	to co-operate and consult with the Offeror in the preparation of the Takeover Offer Document or any other document or filing which is required or which the Offeror reasonably considers to be necessary or appropriate for the purposes of implementing the Acquisition;

(3)	that subject to the obligations of the Board under the Takeover Rules, and unless the Board determines in good faith after consultation with its outside legal counsel and its financial advisors that, to do otherwise, would reasonably be expected to result in a breach of the Board’s fiduciary duties, the Takeover Offer Document and any Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Takeover Offer shall incorporate a unanimous and unqualified recommendation to the holders of the Trintech Shares from the Board (or a duly authorised committee thereof) to accept the Takeover Offer, as they shall do in respect of their own holdings of Trintech Shares and such recommendation will not be withdrawn, adversely modified or qualified.

3.6.4.	If it the Offeror elects to implement the Acquisition by way of the Takeover Offer, the parties mutually agree:

(1)	to prepare and file with, or submit to, the SEC all documents, amendments and supplements required to be filed therewith or submitted thereto pursuant to the Exchange Act, and each party shall have reasonable opportunities to review and make comments on all such documents, amendments and supplements and, following accommodation of such comments and approval of such documents, amendments and supplements by the other party, which shall not be unreasonably withheld, conditioned or delayed, file or submit, as the case may be, such documents, amendments and supplements with or to the SEC;

(2)	to provide the other party with any comments received from the SEC on any documents filed by it with the SEC promptly after receipt thereof; and

(3)	to provide the other party with reasonable prior notice of any proposed oral communication with the SEC and afford the other party reasonable opportunity to participate therein.

3.6.5.	In the absence of the Offeror (in its absolute discretion) considering that a competitive situation exists or may arise in connection with the Acquisition, the Offeror may only elect to switch to the Takeover Offer after prior consultation with Trintech.

4.	TRINTECH OPTIONS AND TRINTECH EMPLOYEE SHARE PURCHASE PLAN

4.1.	All outstanding options under the Trintech Share Option Plans at the date of this Agreement are set out in the Options Schedule and Trintech shall advise the Offeror within 5 Business Days of any changes to the outstanding options as listed in the Options Schedule.

4.2.	The relevant committee of the Board shall pass a resolution determining that subject to and conditional on the Scheme becoming effective:-

4.2.1.	any unvested Trintech Options shall accelerate so that they become vested and exerciseable; and

4.2.2.	all Trintech Options must be exercised (by straightforward exercise or by exercise conditional upon the Scheme becoming effective) on or before the Exercise Deadline and that any Trintech Options not so exercised at or before the Exercise Deadline shall automatically lapse on the Effective Date of the Scheme.

4.3.	The Board of Trintech shall pass a resolution determining that subject to and conditional on the Scheme becoming effective the current offering period under the Trintech Employee Share Purchase Plan shall be terminated on the Effective Date of the Scheme such that all purchase rights currently outstanding under the Trintech Employee Share Purchase Plan shall be automatically exercised on the Effective Date.

4.4.	Trintech shall procure that a resolution is put to Trintech Shareholders at the EGM proposing that the Articles of Association of Trintech be amended so that any Trintech Shares allotted and issued following the EGM will either be subject to the terms of the Scheme or will be acquired by the Offeror for the same consideration per Trintech Share as shall be payable to Trintech Shareholders under the Scheme (depending upon the timing of allotment of such Trintech Shares). Trintech shall not allot and issue any Trintech Shares between the voting record time for the EGM and the EGM or, other than pursuant to the Trintech Share Option Plans, between the Court Hearing and the Effective Time.

4.5.	Trintech and the Offeror shall agree the form of Optionholder Communication which shall:

4.5.1.	reflect the terms of the resolutions referred to at 4.2 and 4.3 above;

4.5.2.	include a proposal that the holders of Trintech Options exercise such options on or before the Exercise Deadline by straightforward exercise or conditional on the Scheme becoming effective such that any Trintech Shares acquired upon such exercise shall be bound by the Scheme or acquired by the Offeror under the amended Articles of Association for the same consideration per Trintech Share as is payable to Trintech Shareholders under the Scheme;

4.5.3.	include a proposal that Trintech Shares issued pursuant to purchase rights under the Trintech Employee Share Purchase Plan shall be acquired by the Offeror under the amended Articles of Association for the same consideration per Trintech Share as is payable to Trintech Shareholders under the Scheme;

4.5.4.	constitute the Offeror proposal for holders of convertible securities as required under Rule 15 of the Takeover Rules;

4.5.5.	be dispatched by Trintech once agreed with the Offeror as soon as practicable following the publication of the Scheme Document to all the holders of options under the Trintech Share Option Plans and purchase rights under the Trintech Employee Share Purchase Plan.

4.6.	Trintech and the Offeror agree that where any Trintech Shares are to be allotted and issued after the Court Hearing and/or which do not form part of the Scheme, they shall take all actions necessary to transfer any such Trintech Shares to the Offeror as soon as practicable following such issue in accordance with Trintech’s Articles of Association as amended at the EGM.

4.7.	Trintech undertakes to the Offeror to use all reasonable efforts to ensure that the offer to Trintech Optionholders set out in clause 4.5.2 above will be effected by way of a cashless exercise only.

5.	CONDUCT

5.1.	Scheme Conduct and Conduct of Business

5.1.1.	Trintech confirms and represents that its financial adviser, William Blair & Company, L.L.C., has delivered to the Independent Board of Trintech its written opinion to the effect that the per share consideration to be paid to the holders of Trintech Shares pursuant to Acquisition is fair from a financial point of view to such holders.

5.1.2.	Each of Trintech and the Offeror will (to the extent that each is in a position to do so, and taking account of and subject to the fiduciary duties of each Party’s directors) procure the implementation of the Scheme and completion of the Acquisition as outlined in the Rule 2.5 Announcement, the Scheme Document and this Agreement, unless this Agreement is terminated in accordance with its terms.

5.1.3.	As soon as practicable after the date of this Agreement, each of the Parties will take or cause to be taken such steps as are within its power and necessary or required, and to provide each other with such other assistance as may reasonably be required, to implement the Scheme and the Acquisition.

5.1.4.	The Parties will settle all necessary advertisements or announcements, and any other documents stipulated by the High Court (or, as the case may be, the Panel) with the High Court and (to the extent required) the Panel insofar as possible within 3 Business Days of submission of the relevant document to the High Court or the Panel as applicable.

5.1.5.	Each Party will, to the extent required by the Takeover Rules, obtain the consent or sanction of the Panel in relation to agreements or arrangements entered into in connection with the Acquisition and/or the Scheme as soon as possible following the issue of the Rule 2.5 Announcement.

5.1.6.	On the date agreed by the parties as the Effective Date, following the sanction of the Scheme by the High Court (or such later time as the Parties may agree), Trintech shall cause an office copy of the Court Order to be filed with the Companies Registration Office.

5.1.7.	At all times from the execution of this Agreement until the earlier of (i) the Effective Time (ii) the date, if any, on which the Scheme or Takeover Offer (as the case may be) lapses or is withdrawn or the Offeror otherwise announces or determines that it will not proceed with the Acquisition (whether by Scheme or Takeover Offer) and (iii) the date on which this Agreement is terminated in accordance with clause 9, Trintech shall (and shall use all reasonable efforts to cause each member of the Trintech Group to), except (x) as may be expressly required elsewhere in this Agreement or as required by law or regulation or by agreements in effect on the date of this Agreement by the Scheme, (y) in the Ordinary Course of Business, or (z) to the extent that the Offeror has given its prior written consent, such consent not to be unreasonably withheld, conditioned or delayed:

(1)	conduct its business in the Ordinary Course of Business and in compliance in all material respects with all applicable laws and regulations and to use all reasonable efforts to preserve substantially intact its business and goodwill;

(2)	keep available the services of its executive officers and key employees and preserve the relationships with those persons having business dealings with Trintech; and

(3)	maintain the Trintech Group’s cash management policies in existence on the date of this Agreement and not engage in any intercompany transactions, except to the extent the Offeror has given its prior written consent.

5.1.8.	Except as disclosed (as defined in the Rule 2.5 Announcement), Trintech agrees at all times from the execution of this Agreement until the earlier of (i) the Effective Time (ii) the date, if any, on which the Scheme or Takeover Offer (as the case may be) lapses or is withdrawn or the Offeror otherwise announces or determines that it will not proceed with the Acquisition (whether by Scheme or Takeover Offer) and (iii) the date on which this Agreement is terminated in accordance with clause 9, not take any of the following actions (and to use all reasonable efforts to cause each member of the Trintech Group not to take such actions) except (x) as may be expressly required elsewhere in this Agreement or as required by law or regulation or by agreements in effect on the date of this Agreement by the Scheme, (y) in the Ordinary Course of Business, or (z) to the extent that the Offeror has given its prior written consent, such consent not to be unreasonably withheld, conditioned or delayed:

(1)	amend the memorandum and articles of association or equivalent organisational documents of Trintech or any member of the Trintech Group;

(2)	except as required to comply with written employment agreements, plans or other arrangements existing at the date of this Agreement:

(a)	save for the granting of any bonus disclosed in writing to the Offeror at any time up to the date of this Agreement, grant any bonus in excess of EUR 100,000 to any one individual;

(b)	adopt any new material employee benefit plan (including any stock option, stock benefit or stock purchase plan) or pension scheme or amend in any material respect any existing employee benefit plan or pension scheme (including, without prejudice to the generality of the foregoing, changing the entitlements to benefits under a pension scheme, or the benefits that accrue under a pension scheme, or the amounts payable thereunder, or the basis of calculation of such amounts, or the basis on which any pension scheme is funded), except for changes which are less favourable to participants in such plans or are required to implement the Scheme;

(c)	commence, terminate or vary in any material respect, or agree to vary in any material respect the terms of employment, including, without limitation, compensation, of any employee or proposed employee whose annual remuneration exceeds EUR 100,000, provided however that any member of the Trintech Group may terminate the employment of any employee if, in the reasonable opinion of such member, it is in that member’s best interest or is necessary or advisable under any applicable law or regulation;

(d)	increase the base salary of any member of the Trintech senior management team or increase the base salary of any employee unless the aggregate of all such increases is equal to or less than 5% of the aggregate base salaries of all Trintech Group employees;

(e)	enter into any new agreement with parties that are Affiliates or amend or otherwise modify in any material respect any agreement or arrangement with parties that are Affiliates, provided that the foregoing will not apply to any new or existing agreements between members of the Trintech Group;

(f)	enter into any material new agreement with another member or members of the Trintech Group or amend or otherwise modify in any material respect any material agreement or arrangement between any members of the Trintech Group;

(g)	save for the entry into new executive compensation plans in substantially the form (as to terms and conditions) disclosed in writing to the Offeror at any time up to the date of this Agreement, enter into or amend or otherwise modify any agreement or arrangement with officers or directors of Trintech;

(3)	recommend, announce, declare, set aside, pay or make or propose the recommendation, announcement, declaration, setting aside of any payment or making of any dividend, make any bonus issue or make any other distribution or payment (whether in cash, securities or other property) with respect to any Trintech Shares or allow any member of the Trintech Group to pay or make any such dividend, distribution or payment (other than (i) dividends from a wholly-owned subsidiary of Trintech to another wholly-owned subsidiary of Trintech or to Trintech or (ii) dividends payable to Huttoft Company in the normal course of business in excess of EUR 500,000 in aggregate or (iii) dividends payable to Huttoft Company prior to or on the date of the Court Order which form part of the total wind-down costs disclosed in writing to the Offeror prior to the date of this Agreement;

(4)	directly or indirectly redeem, purchase or otherwise acquire any of Trintech’s shares or any equity interest of any member of the Trintech Group, other than in connection with: (A) the acquisition of Trintech Ordinary Shares from holders of Trintech Share Options in full or partial payment of the exercise price payable by such holders upon exercise of Trintech Share Options outstanding as of the date of this Agreement; (B) tax withholdings upon the exercise of Trintech Share Options; and (C) repurchases from employees and other service providers made pursuant to agreements which provide for such right of repurchase in connection with the termination of services or repurchases pursuant to rights of first refusal contained in agreements providing for such right;

(5)	except in connection with a Third Party Transaction Proposal after a change in Scheme Recommendation or any other transaction, merge with, enter into a consolidation with, enter into a scheme of arrangement with or acquire an interest in any person or acquire the whole or a substantial portion of the assets or business of any person or any division or line of business thereof, acquire any assets or enter into any agreement or arrangement for any of the above;

(6)	sell, lease, license, pledge, transfer or otherwise dispose of or encumber any properties or assets of Trintech or of any member of the Trintech Group (including any accounts, leases, contracts or intellectual property or any assets or the shares in any subsidiary) for consideration in an aggregate amount of EUR 1,000,000 or more (or its equivalent in any currency);

(7)	enter into any joint venture or profit sharing arrangement or agreement;

(8)	license any intellectual property rights from any third party which obliges the Trintech Group to make payments in excess of EUR 1,000,000 during its fiscal year or that cannot be terminated at will by the Trintech Group within three years after the date of this Agreement without payment or penalty;

(9)	enter into any agreement the effect of which would be to impose any material non-compete, exclusivity or similar restrictive covenants on Trintech or any material member of the Trintech Group or which would, following the Effective Date, bind any member of the Offeror’s Group (other than Trintech and members of the Trintech Group);

(10)	create, incur or suffer to exist any indebtedness for borrowed money other than (i) such indebtedness which existed as of July 31, 2010 as reflected on the balance sheet included in Trintech’s interim results published in its Quarterly Report on Form 6K for the quarterly period ended July 31, 2010 filed with the SEC, or (ii) any indebtedness owed to Trintech by any of its direct or indirect wholly owned Subsidiaries;

(11)	guarantee indebtedness of another person (other than another member of the Trintech Group);

(12)	issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of Trintech or any member of the Trintech Group, or guarantee any debt securities of another person (other than another member of the Trintech Group);

(13)	make any loan to any third party (other than another member of the Trintech Group) in excess of EUR 100,000; or

(14)	enter into, modify, amend or terminate any commodity hedging agreement and any other agreement, involving creditor exposure for Trintech or any member of the Trintech Group;

(15)	make any material change to its methods, principles or practices of accounting currently in effect, except:

(a)	as required by generally accepted accounting principles;

(b)	as required by a Relevant Authority or quasi-Relevant Authority (including the Financial Accounting Standards Board or any similar organisation); or as required by a change in applicable law;

(16)	make or materially change any material tax election, settle or compromise any material tax claim or amend any tax return in excess of EUR 500,000;

(17)	open or expand any facility or office where the annual cost thereof is in excess of EUR 500,000 in the aggregate;

(18)	other than in connection with the Escrow Claim, settle or compromise any litigation or other dispute (whether or not commenced prior to the date of this Agreement) for an amount of EUR 200,000 or more;

(19)	make any material changes to the insurance policies of the Trintech Group, or settle or compromise any claim under such policies (whether or not commenced prior to the date of this Agreement) for an amount of EUR 200,000 or more;

(20)	authorise, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Trintech or any member of the Trintech Group;

(21)	incur, or agree to incur, any capital expenditure in excess of EUR 200,000 individually or in the aggregate;

(22)	take any action after the date of this Agreement that would result in the early repayment, acceleration or otherwise amends the terms of any indebtedness outstanding between members of the Trintech Group or cancel any facilities available to Trintech; or

(23)	authorise any of, or commit or agree in any legally binding manner to take any of, the foregoing actions.

For the purposes of this clause 5.1, the term Ordinary Course of Business shall mean in the case of each of Trintech and any of its Subsidiaries, such reasonable actions taken in the ordinary course of its normal operations and consistent in all material respects with its past practices or with a view to facilitating the conduct by Trintech and any of its Subsidiaries in such ordinary course.

5.2.	Access; Coordination of Financing

5.2.1.	During the period from the release of the Rule 2.5 Announcement to the Effective Date and subject to the provisions of the Confidentiality Agreement, Trintech will provide the Offeror, its advisors and its Representatives with reasonable access to Trintech’s Representatives and, upon reasonable request and prior consultation with Paul Byrne of Trintech during normal business hours and in a manner so as not to interfere with the conduct of its business, to such documents, records and information with respect to the business of the Trintech Group as is reasonably requested; provided, however, that Trintech may restrict the foregoing access to the extent that (i) any applicable law requires Trintech to restrict or prohibit access to any such information or properties, (ii) such disclosure would, based on the advice of Trintech’s counsel, result in a waiver of attorney-client privilege, work product doctrine or any other applicable privilege applicable to such information, (iii) the disclosure of such information would violate confidentiality obligations owed to a third party and such confidentiality obligations were in effect prior to the execution and delivery of this Agreement, or (iv) such disclosure relates to individual performance or personnel evaluation records, medical histories or other personnel information that in Trintech’s good faith opinion could subject it or any of its Subsidiaries to liability.

5.2.2.	During the period from the date of this Agreement until the Effective Date Trintech shall keep the Offeror fully and promptly informed of any Escrow Claim.

5.2.3.

During the period from the date of the Rule 2.5 Announcement until the Effective Date, upon the request of the Offeror, Trintech shall, and shall instruct its Representatives to, cooperate reasonably with the Offeror in connection with syndication or preparation for consummation of the Offeror’s financing of the Acquisition. Notwithstanding the foregoing, (1) such requested cooperation shall not require Trintech to provide any non-public or forward looking information for inclusion in any investor presentations, marketing materials or other documents (it being understood that to the extent that non-public information is so required under applicable securities laws, Trintech will make such presentations, materials or other documents available in a manner consistent with Trintech’s past practice; (2) such requested cooperation shall not unreasonably interfere with the ongoing operations of Trintech and the Subsidiaries; (3) Trintech and the Subsidiaries shall not be required to guarantee or pledge any collateral relating to the financing of the Acquisition in violation of any laws pertaining to financial assistance (including section 60 of the Companies Act, 1963); and (4) neither Trintech nor any of the Subsidiaries, nor any of their respective directors, officers or employees (Relevant

Persons) shall have any responsibility or liability for any act or omission under this clause 5.2 including (without limitation) any information provided to the Offeror or its Representatives or finance providers prior to the Effective Time (it being understood that no Relevant Person shall be subject to any personal liability under this clause 5.2.3).

5.3.	Court Proceedings

5.3.1.	Trintech will agree the court timetable in advance with the Offeror and consult within good time with the Offeror regarding the conduct of all court proceedings in connection with the Scheme and will promptly advise the Offeror’s legal advisers of the dates of any such hearings.

5.3.2.	Trintech will appoint counsel to appear on its behalf at the hearing of the Court to sanction the Scheme.

5.3.3.	The Offeror will instruct Counsel to appear on its behalf at the hearing of the Court to sanction the Scheme.

5.3.4.	Trintech and the Offeror will give such undertakings as are required by the High Court in connection with the Scheme.

5.4.	Agreement to be Bound by the Scheme

5.4.1.	Trintech agrees to be bound by the Scheme upon its becoming effective and in connection therewith to perform any of the actions required of it thereunder.

5.4.2.	The Offeror agrees to be bound by the Scheme upon its becoming effective and in connection therewith to perform any of the actions required of it by the Scheme unless it is permitted by the Panel to justifiably invoke any one of more of the Conditions.

5.4.3.	If the Offeror intends to seek the permission of the Panel to invoke any of the Conditions, at least three Business Days prior to approaching the Panel, the Offeror shall notify the Independent Board of such intention and provide them with reasonable details of the grounds on which it intends to invoke the relevant Condition.

5.5.	Scheme Recommendation

Subject to the obligations of the Board under the Takeover Rules and the terms of any irrevocable undertakings provided by the Board to the Offeror, and unless the Board determines in good faith after consultation with its outside legal counsel and its financial advisors that, to do otherwise, would reasonably be expected to result in a breach of the Board’s fiduciary duties, the Scheme Recommendation will not be withdrawn, adversely modified or qualified.

5.6.	Non-Solicitation

5.6.1.	Subject to any actions which Trintech is required to take so as to comply with the requirements of the Takeover Rules, during the period commencing on the date of this Agreement and ending on the earlier of (i) the date set forth in clause 9.1.1, (ii) the date on which this Agreement is terminated in accordance with its terms and (iii) the date on which the Scheme is withdrawn by Trintech in accordance with its terms or lapses or becomes effective (such period, the Non-Solicitation Period); Trintech agrees that neither it nor any of its Subsidiaries shall and Trintech shall not authorise or permit its Representatives to:

(1)	directly or indirectly, solicit or initiate any discussions with, or enquiries or proposals from, any person other than the Offeror, any Associate of the Offeror or any person Acting in Concert with the Offeror in respect of or in connection with a Third Party Transaction Proposal;

(2)	make available any non-public information relating to Trintech and/or its assets and/or its business and/or any subsidiary of Trintech in respect of or in connection with a Third Party Transaction Proposal other than to the Offeror, any Associate of the Offeror or any person Acting in Concert with the Offeror provided that nothing in this Agreement shall prevent Trintech from complying with its obligations under Rule 20.2 of the Takeover Rules; or

(3)	enter into any expenses reimbursement or similar agreement or any inducement fee agreement of any nature, except with a Non-Participating Third Party.

5.6.2.	Trintech further agrees that, subject to any provision to the contrary in the Takeover Rules applicable to the Scheme, Trintech shall during the Non-Solicitation Period:

(1)	promptly advise the Offeror orally, with written confirmation to follow within one Business Day, of (i) receipt of any Third Party Transaction Proposal or any request for non-public information in connection with any Third Party Transaction Proposal from any person, and (ii) the material terms and conditions of any such Third Party Transaction Proposal (but not, for the avoidance of doubt, the identity of the person making any such Third Party Transaction Proposal);

(2)	keep the Offeror reasonably informed, on a reasonably current basis, of the status and material terms and conditions (including updating the Offeror of any material change to such terms within one Business Day of Trintech receiving or becoming aware of such change) of any such Third Party Transaction Proposal from any person; and

(3)	provide to the Offeror as soon as practicable after receipt or delivery thereof copies of any proposals received by Trintech with respect to such Third Party Transaction Proposal (redacted as appropriate) from any person and any draft or final version of any acquisition agreement relating to such Third Party Transaction Proposal.

5.6.3.	For the avoidance of doubt and notwithstanding any other term of this Agreement, nothing in this Agreement shall preclude, restrict or hinder Trintech or any of its Subsidiaries or any of their respective Representatives from considering, and engaging with any third Party with respect to (including providing any non-public information to such third Party) any unsolicited offers/proposals of a Third Party Transaction Proposal but only if and only to the extent that the Board has determined, in good faith after consultation with its outside legal counsel and its financial advisors, that, to do otherwise, would reasonably be expected to result in a breach of the fiduciary duties of the Board or a failure to comply with the Takeover Rules.

5.7.	Exception

Nothing in this clause 5 shall require Trintech and/or its Representatives to reveal any information to the Offeror and/or its Representatives or finance providers which the Board determines, in good faith, after consultation with its outside legal counsel and its financial advisors, would be inappropriate to disclose to a third party under Rule 20.2 of the Takeover Rules and any correspondence or other information required to be provided under this clause 5 may be redacted:

5.7.1.	to remove references concerning the valuation of the businesses of Trintech;

5.7.2.	as necessary to comply with contractual obligations; and

5.7.3.	as necessary to address reasonable privilege or confidentiality concerns.

5.8.	Matching Right

Trintech agrees that:

5.8.1.	the Offeror may amend the terms of the Acquisition at any time and from time to time (subject to the Takeover Rules), save that such terms and conditions of the Acquisition (including the price per Trintech ADS and price per Trintech Share) shall always be equal to or better than those contained in the Rule 2.5 Announcement or as otherwise provided for in this Agreement;

5.8.2.	if it considers, or the Board or the Committee (as appropriate) determine, that any Third Party Transaction Proposal constitutes a Superior Proposal, it shall (in addition to its obligations pursuant to clause 5.6) confirm to the Offeror in writing (a Superior Proposal Notice) forthwith that such Third Party Transaction Proposal constitutes a Superior Proposal and, unless such details are already in the public domain by virtue of a third party or Trintech announcing such details, provide the material details of such Third Party Transaction Proposal that led the Board (or a duly authorised committee thereof) to determine that it constitutes a Superior Proposal (in particular the offer price and material conditions of the Superior Proposal); and

5.8.3.	it and the Board (or a duly authorised committee thereof) shall not recommend, or agree to recommend, any Third Party Transaction Proposal, withdraw, qualify or adversely modify the recommendation of the Acquisition, withdraw the Scheme, postpone or adjourn either of the EGM or the Court Meeting unless it has served a Superior Proposal Notice on the Offeror in accordance with clause 5.8.2 and thereafter the Offeror:

(1)	notifies Trintech that it is not willing to make a Revised Acquisition; or

(2)	fails, within 72 hours of receiving the Superior Proposal Notice, to make a Revised Acquisition pursuant to Rule 2.5 of the Takeover Rules.

5.8.4.	If the Offeror, within 72 hours of receiving the Superior Proposal Notice, makes a Revised Acquisition pursuant to Rule 2.5 of the Takeover Rules, the Board or the Committee (as appropriate) shall make a an unqualified recommendation of the Revised Acquisition to Trintech Shareholders and the Offeror shall be entitled to refer to such recommendation in any such announcement and the Board or the Committee (as appropriate) shall not recommend the Superior Proposal nor agree to pay any reimbursement of fees in relation to such Superior Proposal.

5.9.	In the event that a competitive situation arises pursuant to Rule 31.4 of the Takeover Rules in relation to the Offeror and a third party or parties, Trintech, the Board (or a duly authorised committee thereof) and Trintech’s financial adviser shall use reasonable endeavours to ensure that the auction procedure determined by the Panel shall give effect to and be consistent with the Offeror’s rights and the obligations of Trintech, the Board (or a duly authorised committee thereof) and Trintech’s financial adviser pursuant to clauses 5.8 to 5.10. Trintech, the Board (or a duly authorised committee thereof) (including as to its fiduciary duties) and Trintech’s financial adviser shall, to the extent possible, keep the Offeror fully and promptly informed of any discussions with the Panel.

5.10.	If the Panel imposes an auction procedure that would require Trintech to breach its obligations set out in clauses 5.8 and/or 5.9, the Offeror and Trintech agree that the relevant provisions of clauses 5.8 and/or 5.9 shall not apply solely to the extent required to permit Trintech to comply with the auction procedure imposed by the Panel pursuant to Rule 31.4 of the Takeover Rules.

6.	REPRESENTATIONS AND WARRANTIES

6.1.	Offeror Representations and Warranties

The Offeror hereby represents and warrants to Trintech as follows:

6.1.1.	it is duly incorporated and validly existing under the laws of Ireland;

6.1.2.

As of the date of this Agreement, the Offeror has, and will have at the Effective Time, available lines of credit or other sources of funds sufficient to ensure that as at the Effective Time it will have the cash to enable it to pay the aggregate Scheme Consideration in full in accordance with the terms of the Scheme as well as to make all payments required under the Optionholder Communication;

6.1.3.	The information relating to the Offeror and its Subsidiaries and their respective directors, officers and employees provided by the Offeror to be contained in the Scheme Document (including any amendments or supplements thereto) and any other documents filed or furnished with or to the High Court, the SEC or pursuant to the Act and the Takeover Rules in connection with this Acquisition, will not, on the date the Scheme Document is first posted to Trintech Shareholders or at the time of the Court Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The parts of the Scheme Document (including any amendments or supplements thereto) and any related filings for which the directors of the Offeror are responsible under the Takeover Rules and any related filings that the Offeror is required to make with the SEC will comply in all material respects as to form with the requirements of the Takeover Rules and the Act and the Exchange Act and the rules and regulations thereunder

6.1.4.	neither it nor any person acting in concert with it (within the meaning of the Takeover Rules has any interest in any Trintech Shares.

6.2.	Trintech Representations and Warranties

Trintech hereby represents and warrants to the Offeror as follows:

6.2.1.	it is duly incorporated and validly existing under the laws of Ireland;

6.2.2.	The information relating to Trintech and its Subsidiaries and their respective directors, officers and employees provided by Trintech to be contained in the Scheme Document (including any amendments or supplements thereto) and any other documents filed or furnished with or to the High Court, the SEC or pursuant to the Act and the Takeover Rules in connection with the Acquisition, will not, on the date the Scheme Document is first posted to Trintech Shareholders or at the time of the Court Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The parts of the Scheme Document (including any amendments or supplements thereto) and any related filings for which the directors of Trintech are responsible under the Takeover Rules and any related filings that Trintech is required to make with the SEC will comply in all material respects as to form with the requirements of the Takeover Rules and the Act and the Exchange Act and the rules and regulations thereunder.

6.2.3.	Except for the representations and warranties contained in this clause 6.2, the Offeror acknowledges that neither Trintech nor any Representative of Trintech makes any other express or implied representation or warranty with respect to Trintech or any of its Subsidiaries or with respect to any other information provided or made available to the Offeror in connection with the transactions contemplated by this Agreement. Neither Trintech nor any Representative of Trintech will have or be subject to any liability or indemnification obligation to the Offeror or any other person resulting from the distribution to the Offeror and/or to the Offeror’s Representatives, or the Offeror’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Offeror and/or to the Offeror’s Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in this clause 6.2.

6.2.4.

Except as disclosed (as defined in the Rule 2.5 Announcement), all warranties that relate to Trintech and its Subsidiaries as are set out in Schedule 3 are, as of the date of this Agreement, true and correct. The warranties in Schedule 3 will immediately cease to have effect on the Scheme or Takeover Offer lapsing or being withdrawn or the Offeror otherwise announcing or determining that it will not proceed with the Acquisition (whether by Scheme or Takeover Offer) or on the termination of this Agreement in accordance with clause 9 and in that event (i) none of Trintech, the Subsidiaries or any of their respective officers, employees, advisers, agents or representatives will have any liability whatsoever in respect of such warranties and (ii) the Offeror will have no rights whatsoever in respect of such warranties.

6.2.5.	The authorised share capital of Trintech consists of 50,000,000 Trintech ADS (100,000,000 Trintech Ordinary Shares). At the close of business on 13 October 2010:

(1)	16,921,172 Trintech ADS were issued and outstanding; and

(2)	2,688,983 Trintech ADS were reserved and available for issuance pursuant to the Trintech Share Option Plans and the Trintech Employee Share Purchase Plan, of which (A) 2,668,983 Trintech ADS were subject to outstanding options (other than rights under the Trintech Employee Share Purchase Plan) to subscribe for Trintech ADS and (B) up to 20,000 Trintech ADS were available for issuance pursuant to outstanding purchase rights under the Trintech Employee Share Purchase Plan.

6.2.6.	Except as set forth in clause 6.2.5, at the close of business on 13 October 2010, no shares in the share capital of or other voting securities of Trintech were issued, reserved for issuance or outstanding.

6.3.	Representations and Warranties of Both Parties

Each Party represents and warrants to the other on the date of this Agreement that:

6.3.1.	it has the requisite power and authority to enter into this Agreement and to publish the Rule 2.5 Announcement;

6.3.2.	this Agreement is binding on it in accordance with its terms;

6.3.3.	the execution and delivery of, and performance of its obligations under, this Agreement will not result in:

(1)	a breach of any provision of its constitutional documents;

(2)	a breach of, or default under, any material instrument to which it is a party or by which it is bound; or

(3)	a breach of any order, judgment or decree of any court or Relevant Authority to whose jurisdiction it is subject.

6.4.	Notification of Breach

Each Party shall notify the other Party promptly if such Party becomes aware of any fact or circumstance which constitutes a breach of this clause 6.

7.	DIRECTORS, OFFICERS AND EMPLOYEES

7.1.	Directors’ and Officers’ Indemnification and Insurance

7.1.1.

The Offeror agrees that, and agrees to use all reasonable efforts to ensure that, all rights to indemnification, advancement of expenses or exculpation now existing in favour of, and all limitations on the personal liability of each present and former director or officer of Trintech and/or its Subsidiaries provided for in their respective constitutional or organisational documents and in indemnification agreements to which Trintech and/or its Subsidiaries (or any one of them) is a party, in effect as of the date of this Agreement, shall continue in full force and effect for a period of 6 years after the Effective Time. During such period, the Offeror shall not amend, repeal or otherwise modify such provisions relating to the foregoing in any manner that would adversely affect the rights thereunder of any individual who at any time prior to the Effective Time was a director or officer of Trintech and/or any of its Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law; PROVIDED HOWEVER that in the event any claim or claims are asserted or made either prior to the Effective Time or within such 6-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

7.1.2.	Prior to the Effective Time, Trintech shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, and, after the Effective Time, the Offeror shall cause Trintech, to the fullest extent permitted under applicable law, to indemnify and hold harmless, each present and former director or officer, of Trintech and/or its Subsidiaries and their respective heirs and representatives and each such person who served at the request of Trintech or any Subsidiary of Trintech as a director or officer of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (each an Indemnified Party and, collectively, the Indemnified Parties) against all costs and expenses (including legal fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacities as directors, officers, employees, fiduciaries or agents, in each case occurring at or before the Effective Time (including the transactions contemplated by this Agreement); PROVIDED HOWEVER, that if it is finally judicially determined that an Indemnified Party was not entitled to be indemnified under this clause 7.1, then such Indemnified Party shall be responsible for and repay all losses, claims, damages, liabilities and settlement amounts (or expenses related thereto) previously paid or reimbursed by Trintech which are the subject of such determination. Without limiting the foregoing, in the event of any such claim, action, suit, proceeding or investigation, (i) Trintech or the Offeror, as the case may be, shall be entitled to control the defence of such claim, action, suit, proceeding or investigation, (ii) if Trintech or the Offeror (or counsel selected by the applicable insurer of Trintech) does not elect to control the defence of such claim, action, suit, proceeding or investigation, the Indemnified Party shall be entitled to select counsel for the Indemnified Party, which counsel shall be reasonably satisfactory to Trintech or to the Offeror, as the case may be, and Trintech shall pay the fees and expenses of such counsel promptly after statements therefor are received, and (iii) Trintech shall cooperate in the defence of any such matter, PROVIDED HOWEVER, that neither Trintech nor the Offeror shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

7.1.3.	At or prior to the Effective Time, Trintech shall purchase a “tail” directors’ and officers’ liability insurance policy (which by its terms shall survive the Acquisition and which is expected to have an approximate cost of $100,000) for its directors and officers, which shall provide such directors and officers with coverage for 6 years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favourable on the whole to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by Trintech. The Offeror shall, and shall cause Trintech after the Effective Time to, maintain such policy in full force and effect, and continue to honour the obligations thereunder.

7.1.4.	The obligations under this clause 7.1 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this clause 7.1 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this clause 7.1 applies and any such indemnitees’ heirs or representatives, shall be third party beneficiaries of this clause 7.1 and shall be entitled to enforce the covenants contained herein).

7.1.5.

In the event Trintech or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Offeror or Trintech, as the case may be, assume the obligations set out in this clause 7.1.

7.1.6.	For the purposes of this clause 7.1, it is agreed, acknowledged and confirmed by the Parties that all obligations and liabilities to Trintech as described in this clause 7.1 are granted to Trintech as agent and trustee for and on behalf of the Indemnified Parties and, notwithstanding the terms of this clause 7.1, may be relied upon and enforced directly by the Indemnified Parties (or any of them) and Trintech shall be entitled to give such confirmations and assurances to the Indemnified Persons as it may deem appropriate for giving effect to this clause 7.1.6 including by assigning its rights under this clause 7.1 to the Indemnified Persons.

7.2.	Employment and Benefit Matters

7.2.1.	The Offeror shall have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans and programs of Trintech.

7.2.2.	The Offeror shall honour, in accordance with their terms, all compensation, employment, severance, change-of-control and similar agreements to which Trintech is a party to the extent such agreements have been disclosed (as defined in the Rule 2.5 Announcement).

7.2.3.	Notwithstanding anything in this Agreement to the contrary, no provision of this Agreement is intended to, or does, constitute the establishment or adoption of, or amendment to, any employee benefit plan, and no person participating in any such employee benefit plan maintained by either Trintech or the Offeror shall have any claim or cause of action, under ERISA or otherwise, in respect of any provision of this Agreement as it relates to any such employee benefit plan or otherwise.

8.	COMPLETION

8.1.	Completion Date

8.1.1.	Subject to the Scheme becoming effective, Completion shall take place on such date, to be mutually determined by Trintech and the Offeror, being not more than 3 Business Days after the date of issue of the Court Order to Trintech (Completion Date). Trintech shall promptly after receipt of the Court Order notify the Offeror of this fact.

8.1.2.	Completion shall take place at the offices of A&L Goodbody in Dublin at 11.00 am (or at such other time as may be agreed between the Parties in writing) on the Completion Date.

8.2.	On or prior to Completion Trintech shall procure that a meeting of its board of directors is held at which resolutions are passed (conditional on registration of the Court Order with the Registrar of Companies occurring and effective as of the Effective Time) approving:

8.2.1.	the allotment and issue to the Offeror (and/or its nominees) in accordance with the Scheme of the number of new shares in the capital of Trintech provided for in the Scheme;

8.2.2.	the resignation of all of the non-executive directors of Trintech; and

8.2.3.	the appointment of such persons as the Offeror may nominate as the directors of Trintech.

8.3.	On Completion:

8.3.1.	the Offeror shall pay the Scheme Consideration to the Trintech Shareholders pursuant to and in accordance with the terms and conditions of the Scheme;

8.3.2.	Trintech shall deliver to the Offeror:

(1)	a certified copy of the resolutions referred to in clause 8.2;

(2)	share certificates in respect of the aggregate number of new shares in the capital of Trintech to be issued to the Offeror (and/or its nominees) in accordance with the Scheme; and

(3)	letters of resignation from the non-executive directors of Trintech (each such letter containing an acknowledgement that such resignation is without any claim for loss of office or other claim arising from such resignation).

8.4.	Trintech shall cause an office copy of the Court Order and a copy of the minute required by Section 75 of the Act to be filed with the Companies Registration Office and obtain from the Registrar of Companies a Certificate of Registration in relation to the reduction of share capital involved in the Scheme;

8.5.	Each of the Parties shall, on or prior to the Effective Date, deliver to the other Party such other deeds, documents, consents, waivers, resolutions, and/or other things and/or take such further action(s) as may reasonably be required of it and are necessary to implement the Scheme and/or the Acquisition.

9.	TERMINATION

9.1.	Termination

9.1.1.	If:

(1)	the Resolutions are not duly passed (and, for the avoidance of doubt, if either of the EGM or the Court Meeting is adjourned, the date that a particular Resolution is put to Trintech Shareholders will for this purpose, be the date of the reconvened meeting at which the vote on that Resolution is actually held); or

(2)	the Conditions are not satisfied or waived by 11.59 pm Dublin time on 27 January 2011 or such later date as the Parties may agree to in writing subject to the consent of the Panel and/or the High Court (in each case, if required); provided that the right to terminate this Agreement under this clause 9.1.1(2) shall not be available to any Party whose breach of any obligation under this Agreement has been the cause of, or resulted in, the failure of the Conditions to be satisfied by such date and time; or

(3)	the High Court declines or refuses to sanction the Scheme, unless both Parties agree that the decision of the High Court shall be appealed; or

(4)	any of the circumstances set out in clause 1.2 of the Expenses Reimbursement Agreement occurs,

either Party shall be entitled by notice in writing to the other Party to forthwith terminate this Agreement.

9.1.2.	Termination of this Agreement in accordance with clause 9.1.1 shall not, save as provided in the Expenses Reimbursement Agreement, give rise to any liability of the Parties; provided however, that neither such termination nor any of the provisions of this clause 9 shall relieve either Party of any liability to the other Party for any intentional breach of this Agreement prior to or giving rise to such termination (save that, for the avoidance of doubt, on the termination of this Agreement, Trintech will have no further liability whatsoever in respect of or under the warranties contained in Schedule 3 regardless of any breach of warranty that may have occurred prior to termination). Clause 9 of this Agreement shall survive, and continue in full force and effect, notwithstanding its termination.

9.1.3.	For the avoidance of doubt, termination of this Agreement shall be without prejudice to the provisions of the Expenses Reimbursement Agreement.

9.1.4.	If this Agreement is terminated pursuant to clause 9.1.1(4), each of the Parties shall, unless otherwise agreed in writing, apply to the Panel to lapse the Scheme.

10.	GENERAL

10.1.	Announcements

Subject to the requirements of applicable law, the Takeover Rules, the Listing Rules, a court order, the Securities Act, the Exchange Act, the SEC or any Relevant Authority (including, without limitation, the Panel), the Parties shall consult together as to the terms of, the timing of and the manner of publication of any formal announcement, document or publication which either Party may make regarding the Acquisition, the Scheme or this Agreement. The Offeror and Trintech shall give each other the opportunity to review and comment upon any such announcement, document or publication and shall not issue any such announcement, document or publication prior to such consultation, except as may be required by applicable law, the Takeover Rules, the Listing Rules, a court order, the Securities Act, the Exchange Act, the SEC or any Relevant Authority (including, without limitation, the Panel) which has jurisdiction over it. Any other communication which any Party may make regarding such matters shall, subject to the requirements of applicable law, the Takeover Rules, the Listing Rules, a court order, the Securities Act, the Exchange Act, the SEC or any Relevant Authority (including, without limitation, the Panel), be consistent with any such announcement, document or publication and the terms of the Rule 2.5 Announcement. The Parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form of the Rule 2.5 Announcement. For the avoidance of doubt, the provisions of this clause 10.1 do not apply to any announcement, document or publication in connection with a Third Party Transaction Proposal or a change in the Scheme Recommendation or any proposed amendment to the terms of the Scheme contemplated by the Offeror on account of an increase in consideration due in respect of the Acquisition whether before or after a withdrawal or adverse modification of the Scheme Recommendation.

10.2.	Notices

10.2.1.	Any notice or other document to be served under this Agreement may be delivered or sent by post, facsimile or e-mail process to the Party to be served as follows:

(1)	if to the Offeror, to c/o Spectrum Equity Investors, One International Place, 29th Floor, Boston, MA 02110, Fax: +1617.464.4601 marked for the attention of: Chris Mitchell/Adam Margolin, email Chris@spectrumequity.com/ adam@spectrumequity.com; and

(2)	if to Trintech, to the Secretary, Trintech Group plc, Block C, Central Park, Leopardstown, Dublin 18; Fax: +35312939841; email: joseph.seery@trintech.com, with a copy (which shall not constitute notice) to A&L Goodbody, IFSC, North Wall Quay, Dublin 1, Fax +35316492649 marked for the attention of Cian McCourt/Paul White or such other postal address, fax number or email address as it may have notified to the other Party in writing in accordance with the provisions hereof. Any notice or other documents sent by post shall have been sent by pre-paid recorded delivery post (if within Ireland) or by pre-paid airmail (if elsewhere).

10.2.2.	Any notice or document shall be deemed to have been served:

(1)	if delivered by hand, at the time of delivery;

(2)	if sent by pre-paid post, 48 hours (7 Business Days if posted in a different postal jurisdiction to that of the addressee) after the date of posting;

(3)	if sent by fax, at the time of termination of the fax transmission;

(4)	if sent by email, at the time of the sending of the email.

10.2.3.	In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or documents was properly addressed and posted (either by pre-paid recorded delivery post or by pre-paid airmail, as the case may be) or that the fax message or email was properly addressed and despatched, as the case may be.

10.3.	Assignment

The rights and obligations of the Parties under this Agreement shall be deemed to be personal rights and shall not be capable of assignment, novation or sub-contraction to any other person without the prior written consent of the other party, provided that the Offeror may assign any or all of its rights and interests hereunder to one or more of its Affiliates, provided the prior consent in writing has been obtained from the Panel in respect of such assignment and it shall not result in a material departure from the Timetable.

10.4.	Counterparts

This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement, and each Party may enter into this Agreement by executing a counterpart.

10.5.	Amendment

No amendment of this Agreement shall be binding unless the same shall be evidenced in writing duly executed by each of the Parties.

10.6.	Costs and Expenses

Save for:

10.6.1.	the Panel’s document review fees; and

10.6.2.	the costs of, and associated with, the printing, publication and posting of the Scheme Document;

which will be borne and discharged by Trintech, each Party shall pay its own costs and expenses of and incidental to this Agreement, the Acquisition and all other transactions contemplated hereby.

10.7.	Governing Law and Jurisdiction

10.7.1.	This Agreement shall be governed by, and construed in accordance with, the laws of Ireland.

10.7.2.	Each of the Parties irrevocably agrees that the courts of Ireland are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement and, for such purposes, irrevocably submits to the exclusive jurisdiction of such courts. Any proceeding, suit or action arising out of or in connection with this Agreement (the Proceedings) shall therefore be brought in the courts of Ireland.

10.8.	No Third Party Beneficiaries

Except:

10.8.1.	as provided in clause 7.1 (Directors’ and Officers’ Indemnification and Insurance) hereof; and

10.8.2.	the provisions of clause 8.1.3 concerning payment of the Scheme Consideration pursuant to the Scheme, which shall inure to the Trintech Shareholders but, prior to the Effective Date, may only be enforced by Trintech acting on their behalf; and

10.8.3.	the provisions of clause 4 concerning payments to Trintech Optionholders, which shall inure to the Trintech Optionholders but, prior to the Effective Date, may only be enforced by Trintech acting on their behalf, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the Offeror and Trintech any rights or remedies under or by reason of this Agreement.

10.9.	Directors’ Duties

It is recognised by the parties that the directors of Trintech are required to fulfil their fiduciary duties and that circumstances could arise (whether before or after the Court Meeting) where the directors of Trintech are advised that compliance by Trintech with provisions of this Agreement might reasonably be considered to lead to a breach by them of those fiduciary duties. Trintech shall, notwithstanding any other provision of this Agreement and without prejudice to the provisions of clause 5.5, be entitled to act otherwise than in accordance with the provisions of this Agreement without being in breach of this Agreement if the directors of Trintech consider in good faith, having received a Counsel’s Opinion, that compliance with this Agreement would give rise to a breach of their fiduciary duties, in which case Trintech shall notify the Offeror promptly of any such decision. For the avoidance of doubt, the obligation to provide the Offeror with a copy of any Counsel’s Opinion shall not apply in respect of any decision taken to withdraw or adversely modify the Scheme Recommendation.

10.10.	No Amendment of Expenses Reimbursement Agreement

Notwithstanding any other provision of this Agreement, nothing in this Agreement shall supersede, amend or vary the terms of the Expenses Reimbursement Agreement.

IN WITNESS whereof the parties have entered into this Agreement on the date specified above.

SCHEDULE 1

Indicative Timetable

2010
15 October:	Issue Rule 2.5 Announcement
20 October:	File draft Scheme Circular with the Panel
27 October:	File court papers grounding proceedings
1 November:	1st Court date; set down dates for Court Meeting and EGM
4 November:	Post Scheme Circular and advertise meetings as required
29 November:	Court Meeting and EGM
6 December	2nd Court date; set down date for sanction hearing and seek directions as to advertising
20 December:	3rd Court date; sanction hearing
23 December:	File court order and minute on reduction of capital with CRO
2011
6 January:	Last day for consideration to be paid

SCHEDULE 2

Options Schedule

Plan	Exercise Price	Number of Shares Subject to Outstanding Options
1. Trintech Group Plc 2007 Share Option Scheme	$1.15 – $5.50	896,203
2. Trintech Group Plc Share Option 1997 Scheme	$2.50 – $5.91	1,160,467
3. Trintech Group Plc Directors and Consultants 1998 Share Option Scheme	$3.19 – $5.29	184,000
4. Trintech Group Plc Directors and Consultants Share Option Scheme 2007	$1.16 – $4.60	415,000

SCHEDULE 3

Warranties

1.	Definitions and Interpretation

1.1.	All of the warranties in this Schedule are given subject to all information set forth in the forms, reports and documents (together with all schedules and exhibits thereto) filed or furnished by Trintech to the SEC between December 31, 2008 and the date hereof (other than any “risk factor” disclosure or any other forward-looking statements set forth therein).

1.2.	In this Schedule 3, the following words and expressions shall have the meanings set opposite them:

Environmental Action means any written complaint, summons, citation, notice, directive, order, claim, litigation, investigation, judicial or administrative proceeding, judgment, letter, or other written communication from any Governmental Authority, or any third party involving violations of Environmental Laws or releases of Hazardous Materials (a) from any assets, properties, or businesses of any member of the Trintech Group, or any of their predecessors in interest, (b) from adjoining properties or businesses, or (c) from or onto any facilities which received Hazardous Materials generated by any member of the Trintech Group, or any of their predecessors in interest;

Environmental Law means any applicable federal, state, provincial, foreign or local statute, law, rule, regulation, ordinance, code, binding and enforceable guideline, binding and enforceable written policy, or rule of common law now or hereafter in effect and in each case as amended, or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, in each case, to the extent binding on Trintech or its Subsidiaries, relating to the environment, the effect of the environment on employee health, or Hazardous Materials, in each case as amended from time to time;

Environmental Liabilities means all liabilities, monetary obligations, losses, damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts, or consultants, and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand, or remedial action required, by any Governmental Authority or any third party, and which relate to any Environmental Action.

Environmental Permit means any permit, licence, authorisation, approval or consent required by any member of the Trintech Group under or in relation to Environmental Laws;

ERISA means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute thereto;

ERISA Affiliate means (a) any Person subject to ERISA whose employees are treated as employed by the same employer as the employees of Trintech or its Subsidiaries under IRC Section 414(b), (b) any trade or business subject to ERISA whose employees are treated as employed by the same employer as the employees of Trintech or its Subsidiaries under IRC Section 414(c), (c) solely for purposes of Section 302 of ERISA and Section 412 of the IRC, any organization subject to ERISA that is a member of an affiliated service group of which Trintech or any of its Subsidiaries is a member under IRC Section 414(m), or (d) solely for purposes of Section 302 of ERISA and Section 412 of the IRC, any Person subject to ERISA that is a party to an arrangement with Trintech or any of its Subsidiaries and whose employees are aggregated with the employees of Trintech or its Subsidiaries under IRC Section 414(o);

Governmental Authority means any federal, state, local, or other governmental or administrative body, instrumentality, board, department, or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body;

Hazardous Materials means (a) substances that are defined or listed in, or otherwise classified pursuant to, any applicable laws or regulations as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “toxic substances,” or any other formulation intended to define, list, or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity, or “EP toxicity”, (b) oil, petroleum, or petroleum derived substances, natural gas, natural gas liquids, synthetic gas, drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas, or geothermal resources, (c) any flammable substances or explosives or any radioactive materials, and (d) asbestos in any form or electrical equipment that contains any oil or dielectric fluid containing levels of polychlorinated biphenyls in excess of 50 parts per million.

IRC means the Internal Revenue Code of 1986, as in effect from time to time;

Material Adverse Effect means a material adverse effect in the business, operations, results of operations or financial condition of Trintech and its Subsidiaries, taken as a whole;, provided, however, that no effect (individually or in the aggregate with any other effects) directly or indirectly resulting from, relating to or arising out of any of the following shall be deemed to be or constitute a “Material Adverse Effect” or taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:

(i) general economic conditions (or changes in such conditions) in the United States, Europe or any other country or region in the world, or conditions in the global economy generally;

(ii) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States, Europe or any other country or region in the world;

(iii) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby;

(iv) any actions taken or failure to take action, in each case, by Offeror or any of its controlled affiliates, or to which Offeror has approved, consented to or requested; or compliance with the terms of, or the taking of any action required or contemplated by, this Agreement; or the failure to take any action prohibited by this Agreement;

(v) changes in Trintech’s stock price or the trading volume of Trintech’s stock, in and of itself, or any failure by Trintech to meet any public estimates or expectations of Trintech’s revenue, earnings or other financial performance or results of operations for any period, in and of itself; or

(vi) any legal proceedings made or brought by any of the current or former stockholders of Trintech (on their own behalf or on behalf of Trintech) against Trintech arising out of the Acquisition, the Scheme or in connection with any other transactions contemplated by this Agreement.

2.	Organization; Powers

2.1.

2.1.1.	Trintech and each of its Subsidiaries is duly organized or formed, validly existing and in good standing (to the extent applicable in such jurisdiction) under the laws of the jurisdiction of its organization or formation, except, with respect to any Subsidiaries, where the failure to be so duly organized, formed, validly existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

2.1.2.	Trintech and each of its Subsidiaries has all requisite power and authority, and the legal right, to own and operate its property and assets, to lease the property it operates as lessee and to carry on its business as now conducted, except, in the case of any Subsidiaries, where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

2.1.3.	Trintech and each of its Subsidiaries is qualified to do business in, and is in good standing (to the extent applicable in such jurisdiction) in, every jurisdiction where such qualification is required, except where the failure to so qualify in a jurisdiction (other than its jurisdiction of incorporation) or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

2.1.4.	Trintech has the power and authority, and the legal right, to execute, deliver and perform its obligations under the Scheme Documents.

3.	Governmental Approvals

3.1.	No action, consent or approval of, registration or filing with, permit from, notice to, or any other action by, any Governmental Authority is or will be required by Trintech and its Subsidiaries in connection with the Acquisition and the Scheme Documents, except for:

3.1.1.	such as have been made or obtained and are in full force and effect or which will be made or obtained by the time required by law; and

3.1.2.	those actions, consents, approvals, registrations, filings, licences, consents, permits, authorities, notices or actions, the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.	Financial Statements

4.1.	Trintech has heretofore furnished to the Offeror:

4.1.1.	the publicly available consolidated balance sheets and statements of income, stockholder’s equity and cash flows for the Trintech as of and for the fiscal years ended January 31, 2007, January 31, 2008 and January 31, 2009, and to the extent furnished to the Offeror, January 31, 2010, in each case audited by and accompanied by the opinion of Ernst & Young LLP, independent public accountants or an independent public accounting firm of recognized national standing;

4.1.2.	the publicly available unaudited consolidated balance sheets and related statements of income and cash flows of Trintech for each fiscal quarter ended between January 31, 2009 and the date of the Scheme Documents; and

4.1.3.	the publicly available unaudited consolidated balance sheets and related statements of income and cash flows of Trintech for each fiscal quarter ended after January 31, 2010 to the extent furnished to the Offeror.

4.2.	Such balance sheets and the notes thereto were prepared in accordance with US GAAP applied on a consistent basis, (A) except as otherwise expressly noted therein, and (B) subject, in the case of quarterly financial statements, to changes resulting from normal year end adjustments and the absence of footnotes.

5.	No Material Adverse Effect

5.1.	Except as set forth in the Trintech’s publicly available filings made in compliance with the reporting requirements of Section 13 or 15(d) of the Exchange Act prior to the date of the Scheme Documents, no event, change or condition has occurred since January 31, 2010 and is continuing that has caused, or would reasonably be expected to cause, a Material Adverse Effect.

6.	Properties

6.1.

Trintech and each of its Subsidiaries has (i) legal title to (in the case of fee interests in real property), (ii) valid leasehold or licensed interests in (in the case of leased or licensed interests in real or personal property) and (iii) legal title to (in the case of all other personal property), all of their respective properties and assets except where the failure to have such title, leasehold interests or licensed rights would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

6.2.	All such properties and assets are free and clear of Liens except for defects or irregularities in title that do not materially interfere with its ability to conduct its business or to utilize such assets for their intended purposes or materially impact the value of such assets, and except where the failure to have such title, leasehold interests or licensed rights would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

6.3.	Except as would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, each member of the Trintech Group has complied with all obligations under all leases to which it is a party in all respects and all such leases are valid, binding and in full force and effect and are enforceable in all respects in accordance with their terms.

6.4.	No member of the Trintech Group owns any real property.

7.	Subsidiaries

7.1.	The shares of capital stock or other interests of each Subsidiary of the Trintech Group are fully paid and non-assessable and are owned by a member of the Trintech Group, directly or indirectly, free and clear of all Liens.

8.	Litigation; Compliance with Laws

8.1.	There are no actions, suits or proceedings at law or in equity or by or before any arbitrator or Governmental Authority now pending or, to the knowledge of Trintech, threatened against any member of the Trintech Group or any business, property or rights of any such Person as to which there is a reasonable possibility of an adverse determination and that, if adversely determined based on facts and circumstances existing at the time, would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, other than any proceedings or actions which are frivolous and/or vexatious and where the relevant proceeding or action is dismissed or permanently stayed, set aside, revoked or terminated within one Business Day of the commencement of the relevant court hearing.

8.2.	No member of the Trintech Group nor any of their respective material properties or assets is in violation of, nor will the continued operation of their material properties and assets as currently conducted violate, any law, rule or regulation (including any zoning, building, Environmental Law, ordinance, code or approval or any building permits) or any restrictions of record or agreements affecting any real property, or is in default with respect to any judgment, writ, injunction, decree or order of any Governmental Authority, where such violation or default, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.

8.3.	There have been no Escrow Claims prior to the date of this Agreement.

9.	Agreements

9.1.	No member of the Trintech Group is in default in any manner under any provision of any indenture or other agreement or instrument evidencing indebtedness, or any other material agreement or instrument to which it is a party or by which it or any of its properties or assets are or may be bound where such default, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.

9.2.	Every third party that has received from a member of the Trintech Group non-public information in respect of the Trintech Group has executed a non-disclosure agreement with a member of the Trintech Group.

10.	Federal Reserve Regulations

10.1.	No member of the Trintech Group is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying margin stock.

11.	Foreign Private Issuer

11.1	Trintech is a “foreign private issuer” as defined in Rule 3b-4(c) under the Exchange Act.

12.	Tax Returns

12.1.	Except as would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect:

12.1.1.	each member of the Trintech Group has filed or caused to be filed all Federal (and foreign national equivalent) and all state, provincial and local income and Revenue Commissioner (whichever applicable) tax and other tax returns or materials required to have been filed by it, and all such tax returns are correct and complete in all material respects;

12.1.2.	each member of the Trintech Group has paid or caused to be paid all Taxes due and payable by it and all assessments received by it, except Taxes that are being contested in good faith by appropriate proceedings and for which the relevant member of the Trintech Group shall have set aside on its books adequate reserves to the extent required by GAAP; and

12.1.3.	to the knowledge of Trintech, no claim is being asserted or audit being conducted, with respect to any tax.

13.	Employee Benefit Plans

13.1.	Each member of the Trintech Group and each of its ERISA Affiliates is in compliance in all respects with the applicable provisions of ERISA and the Tax Code and the regulations and published interpretations thereunder, except such noncompliance as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

13.2.	No ERISA event has occurred in the last five years or is reasonably expected to occur that, when taken together with all other such ERISA events, could reasonably be expected to result in liability of a member of the Trintech Group or any of its ERISA Affiliates in an aggregate amount exceeding EUR 500,000. The accumulated benefit obligation (as defined for purposes of Statement of Financial Accounting Standards No. 87) under each benefit plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the last annual valuation date applicable thereto, exceed by more than EUR 1,000,000 the fair market value of the assets of such benefit plan, and the present value of all accumulated benefit obligations of all underfunded benefit plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the last annual valuation dates applicable thereto, exceed by more than EUR 1,000,000 the fair market value of the assets of all such underfunded benefit plans. For purposes of this paragraph 13.2, a benefit plan is underfunded if the accumulated benefit obligation of such Benefit Plan, as of the last annual valuation date applicable thereto (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87), is greater than the fair market value of the assets of such Benefit Plan.

13.3.	There are no liabilities associated with or arising from any Subsidiary of Trintech outside of the US participating in, providing, or contributing to, either currently or in the past, or ceasing to provide or contribute to, or in respect of, any scheme or arrangement for the provision of any pension, superannuation, retirement (including on early retirement) or death benefits (including in the form of a lump sum) (the benefits together referred to as Pension Benefits) or providing, or being obligated to provide or failing to provide any Pension Benefits, which are neither fully funded, insured nor provided for on a generally accepted basis either through a separate trust, insurance policy or as an accrual or provision in the accounts of the relevant Subsidiary of Trintech outside of the US.

14.	Environmental Matters

14.1.	Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, no member of the Trintech Group:

14.1.1.	has failed to comply with any Environmental Law or to take, in a timely manner, all actions reasonably necessary to obtain, maintain, renew and comply with any Environmental Permit, and all such Environmental Permits are in full force and effect and not subject to any administrative or judicial appeal;

14.1.2.	has become a party to any governmental, administrative or judicial proceeding under Environmental Law or possesses knowledge of any such proceeding that has been threatened under Environmental Law;

14.1.3.	has received notice of, become subject to, or is aware of any facts or circumstances that could reasonably be expected to form the basis for, any Environmental Liability other than those which have been fully and finally resolved and for which no obligations remain outstanding;

14.1.4.	possesses knowledge that any real property contains or previously contained Hazardous Materials of a form or type or in a quantity or location that could reasonably be expected to result in any Environmental Liability for the Trintech Group;

14.1.5.	possesses knowledge that there has been a release or threat of release of Hazardous Materials at or from any property (or from any facilities or other properties formerly owned, leased or operated by the Trintech Group) in violation of, or in amounts or in a manner that could reasonably be expected to give rise to liability under, any Environmental Law for the Trintech Group;

14.1.6.	has generated, treated, stored, transported, or Released Hazardous Materials from any property (or from any facilities or other properties formerly owned, leased or operated by the Trintech Group) in violation of, or in a manner or to a location that could give rise to liability under, any Environmental Law for the Trintech Group;

14.1.7.	is aware of any facts, circumstances, conditions or occurrences in respect of any of the facilities and properties leased or operated by the Trintech Group that could reasonably be expected to (A) form the basis of any action, suit, claim or other judicial or administrative proceeding relating to liability under or noncompliance with Environmental Law on the part of the Trintech Group or (B) materially interfere with or prevent continued compliance with Environmental Laws by the Trintech Group; or

14.1.8.	has pursuant to any agreement by which it is bound or has assumed the Environmental Liability of any other Person.

15.	Labor Matters

15.1.	Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect,

15.1.1.	there are no strikes, lockouts or slowdowns against the Trintech Group pending or, to the knowledge of Trintech, threatened;

15.1.2.	the hours worked by and payments made to employees of the Trintech Group have not been in violation, to the extent applicable, of the Fair Labor Standards Act or any other applicable Federal, state, local or foreign law dealing with such matters;

15.1.3.	all payments due from the Trintech Group on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of a member of the Trintech Group consistent with applicable law in all material respects; and

15.1.4.	the consummation of the Transactions will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which a member of the Trintech Group is bound.

16.	Pensions

16.1.	No member of the Trintech Group has ever participated in a UK defined benefit pension plan or been associated or connected with the employer in relation to a UK defined benefit pension plan.

17.	Intellectual Property

17.1.	Each member of the Trintech Group owns, is licensed to use or possess the right to use, all trademarks, tradenames, copyrights, patents and other intellectual property reasonably necessary to conduct its business as currently conducted, and the use thereof by the Trintech Group, to the knowledge of Trintech, does not infringe upon the rights of any other Person, except to the extent such failure to own, license or possess, or such conflicts, either individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

18.	Permits

18.1.	Except to the extent it would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

18.1.1.	Each member of the Trintech Group has obtained and holds all licences, consents, permits and authorities required in respect of all real property and for any other property otherwise operated by or on behalf of, or for the benefit of, such Person and for the operation of each of its businesses as presently conducted;

18.1.2.	all such licences, consents, permits and authorities are in full force and effect, and each member of the Trintech Group has performed and observed all requirements of such licences, consents, permits and authorities; and

18.1.3.	no event has occurred that allows or results in, or after notice or lapse of time would allow or result in, revocation or termination by the issuer thereof or in any other impairment of the rights of the holder of any such licence, consent, permit and authority.

19.	Insurance

19.1.	Each member of the Trintech Group is insured by reputable insurers and such insurance is in such amounts and covering such risks and liabilities as are in accordance with normal and prudent industry practice.

20.	Anti-Terrorism

20.1.	No member of the Trintech Group is in violation of any laws relating to terrorism or money laundering, including Executive Order No. 13224 on Terrorist Financing, effective September 23, 2001, and the Patriot Act.

SIGNED on behalf of the OFFEROR by its authorised signatory in the presence of:
Authorised Signatory (Signature)

Print name
Witness (Signature)

Print name

Print address

SIGNED on behalf of TRINTECH GROUP PLC by its authorised signatory in the presence of:
Authorised Signatory (Signature)

Print name
Witness (Signature)

Print name

Print address

CERASUS II LIMITED

AND

TRINTECH GROUP PLC

EXPENSES REIMBURSEMENT AGREEMENT

A&L Goodbody

Dublin

THIS AGREEMENT is made on 15 October 2010 BETWEEN:

(1)

CERASUS II LIMITED a private limited company incorporated in Ireland with registered number 490172 having its registered office at 5th Floor, 75 St. Stephen’s Green, Dublin 2, Ireland (the Offeror); and

(2)	TRINTECH GROUP PLC a public limited company incorporated in Ireland with registered number 119798 and having its registered office at Block C, Central Park, Leopardstown, Dublin 18, Ireland (Trintech).

RECITALS

A.	The Offeror is finalising its due diligence with a view to issuing the Rule 2.5 Announcement and Trintech intends to agree to reimburse costs and expenses incurred and to be incurred by the Offeror for the purposes of, in preparation for, or in connection with the Acquisition in certain circumstances if the Acquisition does not proceed.

B.	This Agreement sets out the agreement between the parties as to the reimbursement in certain circumstances by Trintech of costs and expenses incurred and to be incurred by the Offeror for the purposes of, in preparation for, or in connection with the Acquisition.

NOW	IT IS HEREBY AGREED as follows:

1.	Reimbursement

1.1.	Subject to, and in consideration of the sum of €1 and the Offeror announcing a firm intention to make the Acquisition in the Rule 2.5 Announcement, Trintech agrees to pay to the Offeror, if any one or more of the Events described in Clause 1.2 occur, an amount equal to all specific, quantifiable third party (including vouched out of pocket expenses incurred by third party advisers only) costs and expenses incurred by the Offeror for the purposes of, in preparation for or in connection with the Acquisition, including, without limitation:

1.1.1.	exploratory work carried out in contemplation of and in connection with the Acquisition;

1.1.2.	legal, financial and commercial due diligence;

1.1.3.	arranging financing (with associated hedging and related expenses); and

1.1.4.	engaging advisers to assist in the process;

provided that the gross amount payable to the Offeror pursuant to this Agreement shall not, in any event, exceed such sum as is equal to 1% of the total value of the entire issued share capital (excluding, for the avoidance of doubt, any interest in such share capital of Trintech (including in the form of American Depositary Shares) held by the Offeror) as ascribed by the terms of the Acquisition as set out in the Definitive Bid. The amount payable by Trintech to the Offeror under this Clause 1.1 shall not include any Value Added Tax attributable to such third party costs to the extent that it is recoverable by the Offeror.

1.2.	The Events for the purposes of Clause 1.1 are any one or more of the following:

1.2.1.	the Board withdraws, adversely modifies or qualifies its recommendation to Trintech Shareholders or the holders of Trintech ADSs to vote in favour of the Scheme (to include any public announcement by Trintech of a recommendation or intention to recommend a Competing Offer); or

1.2.2.	prior to the Scheme being withdrawn by Trintech or lapsing in accordance with its terms or in accordance with the terms of the Transaction Agreement, a Competing Offer is announced (under Rule 2.4 or 2.5 of the Rules) and subsequently made and that Competing Offer, or a Competing Offer in which that Competing Party is interested or participates, subsequently becomes effective or unconditional within 12 months of such lapse or withdrawal.

1.3.	Any request by the Offeror for a Reimbursement Payment shall be:

1.3.1.	notified in writing to Trintech no later than 30 days following:

(1)	in the case of Clause 1.2.1, the Offeror becoming aware of the Event or;

(2)	in the case of Clause 1.2.2, the Offeror becoming aware that such Competing Offer has become effective; and

1.3.2.	accompanied and / or promptly followed by written invoices or written documentation supporting the request for a Reimbursement Payment; and

1.3.3.	subject to satisfactory compliance with Clause 1.3.2, satisfied in full by payment in full by Trintech to the Offeror in cleared, immediately available funds within 21 calendar days following such receipt of such invoices or documentation.

1.4.	Notices under this Agreement shall be served as provided in the Transaction Agreement.

1.5.	For the avoidance of doubt where used in this Agreement in the context of the Scheme:

(1)	the term “lapse” shall mean any of the Conditions becoming incapable of satisfaction and “lapsing” shall be construed accordingly;

(2)	the term “withdraw” shall include (i) an application to Court to adjourn Court proceedings on the Scheme generally without a return date and (ii) an adjournment of any shareholders’ meeting generally without an adjourned date and “withdrawal” shall be construed accordingly.

2.	General

2.1.	The invalidity, illegality or unenforceability of a provision of this Agreement does not affect or impair the continuance in force of the remainder of this Agreement.

2.2.	This Agreement shall be construed in accordance with and governed by the laws of Ireland. The parties submit to the exclusive jurisdiction of the Irish Courts in relation to any disputes arising out of this Agreement.

2.3.	This Agreement may be executed by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but the counterparts shall together constitute one and the same instrument.

2.4.	Each party hereto represents and warrants to the other that, assuming due authorisation, execution and delivery by the other party hereto, this Agreement constitutes the valid and binding obligations of that party.

2.5.	Each party hereto confirms and agrees that no provision of the Transaction Agreement shall supersede, vary or otherwise amend the provisions of this Agreement.

3.	Definitions

3.1.	In this Agreement (including in the Recitals), the following expressions shall have the following meaning:

Acquisition means the proposed acquisition by the Offeror of Trintech by means of the Scheme, to be described in, and on the terms and conditions of, the Rule 2.5 Announcement;

Act means the Irish Takeover Panel Act 1997 (as amended);

Acting in Concert means shall have the meaning given to that term in the Act;

Associate means shall have the meaning given to that term in the Rules;

Board means the board of directors of Trintech (or, where a director is considered not to be independent for the purposes of Rule 3 or if restricted from voting on the Scheme or a Competing Offer at a meeting of the Board pursuant to the Articles of Association of Trintech, a duly constituted and authorised committee thereof consisting of all other directors);

Business Day means any day, other than a Saturday, Sunday or public holiday in Ireland or the State of New York;

Offeror’s Group means the Offeror and any bodies corporate which are Holding Companies of the Offeror or Subsidiaries or subsidiary undertakings, in each of the Offeror or of any Holding Company of the Offeror;

Competing Offer means any one or more offers by or on behalf of a party other than the Offeror (or an Associate of the Offeror or a person Acting in Concert with the Offeror) which is publicly disclosed and which, if completed, would result in the Competing Party (whether alone or with its Associates and concert parties) holding or controlling:

(i)	more than 50% of the voting and other equity securities of Trintech (whether in Trintech Shares, Trintech ADRs or Trintech ADSs); or

(ii)	all or substantially all the assets of Trintech;

Competing Party means a person other than the Offeror (or an Associate of the Offeror or a person Acting in Concert with the Offeror) who alone or with or through others announces a Competing Offer prior to the withdrawal or lapse of the Scheme;

Conditions means the conditions to the Scheme and the Acquisition set out in Appendix I to the Rule 2.5 Announcement, and Condition means any one of the Conditions;

Court Meeting means the meeting or meetings of the Trintech Shareholders (and any adjournment thereof) convened by order of the High Court pursuant to Section 201 of the Companies Act 1963 to consider and, if thought fit, approve the Scheme (with or without amendment);

Definitive Bid means a definitive bid in writing to the Board from the Offeror of at least US$6.50 per Trintech ADS (or US$3.25 per Trintech Share) for the entire issued and to be issued share capital of Trintech prior to 5pm Eastern Standard Time to be received on October 14, 2010 (or such later time as the parties may in writing agree);

Event means any one or more of the events described in Clause 1.2;

Holding Company shall have the meaning given to it in the Transaction Agreement;

Offer Period shall have the meaning given to it in the Rules;

Reimbursement Payment(s) means the payment(s) provided for in Clause 1.1;

Rule 2.5 Announcement means the announcement of the same date as this Agreement to be made by the Offeror and Trintech in respect of the Definitive Bid pursuant to Rule 2.5 of the Rules substantially in the form annexed hereto;

Rules means the Irish Takeover Panel Act, 1997, Takeover Rules, 2007, as amended;

Scheme means the proposed scheme of arrangement under Section 201 of the Companies Act 1963 and the capital reduction under Sections 72 and 74 of the Companies Act 1963 to effect the Acquisition, including any revision thereof;

Subsidiary shall have the meaning given to it in the Transaction Agreement;

subsidiary undertaking shall have the meaning given to it in the Transaction Agreement;

Transaction Agreement means the transaction agreement to be entered into between the Offeror and Trintech;

Trintech ADRs means American Depositary Receipts evidencing Trintech ADSs;

Trintech ADSs means American Depositary Shares each representing two Trintech Shares and evidenced by Trintech ADRs;

Trintech Shareholders means the holders of Trintech Shares; and

Trintech Shares means the ordinary shares of $0.0027 each in the capital of Trintech;

3.2.	In this Agreement, the expression “offer” shall include an offer, scheme of arrangement, contract, merger, redemption, share swap, re-capitalisation or other transaction of any nature whatsoever made by or on behalf of a party (other than the Offeror or any party Acting in Concert with the Offeror) which, if completed, would result in such third party or its Associates holding more than 50% of:

3.2.1.	the voting and other equity securities of Trintech; or

3.2.2.	all or substantially all the assets of Trintech.

3.3.	In this Agreement:

3.3.1.	reference to the word “person” is deemed to include references to natural persons, firms, partnerships, companies, corporations, associations, bodies corporate, trusts and investment funds (in each case whether or not having a separate legal personality);

3.3.2.	reference to the word “writing” is deemed to include reference to electronic communications such as fax and email.

3.4.	In this Agreement, references to time are to Irish times unless otherwise specified.

IN WITNESS whereof the parties have executed these presents the day and year above written.

SIGNED on behalf of the CERASUS LIMITED by its authorised signatory in the presence of:
Authorised Signatory (Signature)

Witness (Signature)	Print name

Print name

Print address

SIGNED on behalf of TRINTECH GROUP PLC by its authorised signatory in the presence of:
Authorised Signatory (Signature)

Witness (Signature)	Print name

Print name

Print address

Annex

Rule 2.5 Announcement

To	CERASUS II LIMITED (Company Number 490172) (the Offeror)

5th Floor

75 St. Stephen’s Green

Dublin 2

Ireland

From:

15 October 2010

Dear Sirs,

1.	In this Deed, unless the context otherwise requires:

Acquisition means the proposed acquisition (whether by way of the Scheme or the Takeover Offer) by, or on behalf of, the Offeror of the whole of the issued and to be issued share capital of the Company (other than that already owned by the Offeror and those persons acting in concert with it), on the terms and conditions (including price) referred to in the Draft Press Announcement, or on such other terms as may be agreed between the Offeror and the Company or as may be required to comply with the requirements of any relevant authority, including the Panel;

Act means the Companies Act, 1963, as amended;

Associate has the meaning given to it in the Takeover Rules;

Business Day means a day, other than a Saturday, Sunday or public holiday, on which banks generally are open for business in Dublin and the State of New York;

Committed Shares means the Trintech Shares specified in paragraphs 1 and 3 of the Schedule attached hereto (the Schedule) (including, for the avoidance of doubt, any other shares in the capital of the Company issued after the date hereof and attributable to or derived from such shares including any Trintech ADS representing such shares and any other shares in the capital of the Company of which I may hereafter become the beneficial owner;

Company means Trintech Group plc;

Court means the High Court of Ireland;

Court Meeting means the meeting or meetings of the Company’s shareholders (and any adjournment thereof) convened by order of the Court pursuant to Section 201 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment);

Definitive Bid means a definitive bid in writing to the board of directors of the Company from the Offeror of at least US$6.60 per Trintech ADS (or US$3.30 per Trintech Share) for the entire issued and to be issued share capital of the Company;

Draft Press Announcement means the draft press announcement attached to this Deed to be issued pursuant to Rule 2.5 of the Takeover Rules;

Non-Participating Third Party means any third party other than a party (including its Associates) that: (i) has executed a non-disclosure agreement with the Company and, (ii) has received non-public information from the Company, and (iii) has submitted a bid letter, indication of interest letter or some such similar document at any time on or prior to the date of this Agreement, in each case, in connection with a proposed acquisition of some or all of the issued share capital of the Company;

Offer Document means, if following the date of this Deed, the Acquisition is to be implemented by way of the Takeover Offer, the document to be issued by the Offeror (or such other entity as it may elect) to amongst others, the holders of Trintech Shares and Trintech ADS containing, amongst other things, details of the Takeover Offer;

Option Schemes means each of the Trintech Group plc Share Option Plan 2007, the Trintech Group plc Share Option Plan for Directors and Consultants 2007, the Trintech Group Limited Share Option 1997 Scheme, the Trintech Group plc Directors and Consultants Share Option 1998 Scheme and the Trintech Group plc 2009 Employee Share Purchase Plan for US employees;

Panel means The Irish Takeover Panel;

Scheme means the implementation of the Acquisition by means of a scheme of arrangement of the Company under section 201 of the Act;

Scheme Document means the document to be issued by the Company to, amongst others, holders of Trintech Shares and Trintech ADS containing, amongst other things, details of the Scheme;

subsidiary has the meaning given to such term by section 155 of the Companies Act, 1963;

Takeover Offer means the implementation of the Acquisition by means of a takeover offer pursuant to section 204 of the Act;

Takeover Rules means The Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended);

Transaction Agreement means the Transaction Agreement entered into between the Offeror and the Company in respect of the implementation of the Acquisition;

Trintech ADS means American Depositary Shares of Trintech listed on NASDAQ each representing two Trintech Shares; and

Trintech Shares means ordinary shares of US$0.0027 each in the capital of Trintech.

2.	I, the undersigned, hereby irrevocably and unconditionally warrant, undertake and agree with you, on the terms of this Deed, that:

2.1.	I am the legal and beneficial owner of the Committed Shares and have, and will continue to have, all relevant authority to vote the Committed Shares in favour of the Scheme, and there are no other Trintech ADS’s or Trintech Shares owned or controlled by me alone.

2.2.	If the Acquisition is implemented by way of a Scheme, subject to clause 8, I will (or to the extent that I am not the registered holder of the relevant shares will procure that the registered holder of such shares will):

2.2.1.	in person or by proxy exercise all voting rights attaching to the Committed Shares to vote in favour of all resolutions to approve the Scheme and any related matters (the Resolutions), proposed at the Court Meeting and at any general or class meeting (the Shareholders’ Meeting) of the Company to be convened and held in connection with the Scheme, or at any adjournment of any such meeting;

2.2.2.	after the posting of the Scheme Document (and without prejudice to my right to attend and vote in person at the Shareholders’ Meeting and the Court Meeting), return the signed forms of proxy enclosed with the Scheme Document (completed and signed and voting in favour of the Resolutions) in accordance with the instructions printed on these forms of proxy, as soon as possible and in any event within five Business Days after the posting of the Scheme Document;

2.3.	If, for any reason, the Offeror, with the consent of the Panel, switches the Acquisition from a Scheme to a Takeover Offer, not later than the first closing of the Takeover Offer, as set down in the Offer Document (or as soon as reasonably practicable after I become the holder of the Committed Shares), subject to clause 8, I will accept the Takeover Offer in accordance with its terms in respect of all of the Committed Shares and procure the delivery of a duly completed form of acceptance, together with the share certificate(s) and/or other documents(s) of title and/or evidence of authority in accordance with the terms of the Takeover Offer, in accordance with the procedures set out in the Offer Document;

2.4.	Neither the whole nor any part of my interest in the Committed Shares is subject to any charge, option, lien, equity, encumbrance or restriction or other third party right whatsoever or howsoever arising;

2.5.	Subject to clause 8, unless and until the Offer (whether implemented by way of a Scheme or Takeover Offer) lapses or is withdrawn I shall not:

2.5.1.	except pursuant to the Acquisition (whether implemented by way of a Scheme or Takeover Offer) or pursuant to any transfer to any person connected with me (as that term is defined by section 26 of the Companies Act 1990), sell, transfer, charge, encumber, grant any option over or otherwise dispose of or permit the sale, transfer, charging or other disposition or the creation or grant of any other encumbrance or option over all or any of the Committed Shares or any interest in all or any thereof;

2.5.2.	directly or indirectly solicit or accept or agree to accept any other offer in respect of all or any of the Committed Shares whether conditional or unconditional (by whatever means the same is to be implemented);

2.5.3.	enter into any deed or arrangement with any person whether conditional or unconditional to do all or any of the acts referred to in clauses 2.5.1 to 2.5.2; nor

2.5.4.	enter into any deed or arrangement with any person whether conditional or unconditional which would restrict the disposal of any of the Committed Shares to the Offeror.

3.	I am also beneficially entitled under the Option Schemes to subscribe for the number of shares in the capital of the Company specified in the Schedule, and upon the allotment of any such shares I shall immediately take the action set out in clause 2.2 or 2.3 (as the case may be) in relation to those shares, which will be treated as Committed Shares for the purposes of this Deed.

4.	Subject to clause 8, I further hereby undertake (but subject to such undertaking not being inconsistent with my fiduciary duties as a director of the Company) that:

4.1.	If the Acquisition is implemented by way of a Scheme, I shall recommend to all of the holders of Trintech Shares and holders of Trintech ADS that they should vote in favour of the Scheme and the Resolutions.

4.2.	If the Acquisition is implemented by way of a Takeover Offer, I shall recommend to all of the holders of Trintech Shares and holders of Trintech ADS that they accept the Takeover Offer.

4.3.	If the Acquisition is implemented by way of a Scheme, I shall join in the making of a recommendation to be contained in a letter to the holders of Trintech Shares and holders of Trintech ADS recommending them to vote in favour of the Scheme and the Resolutions which shall be included in the Scheme Document.

4.4.	If the Acquisition is implemented by way of a Takeover Offer, I shall join in the making of a recommendation to be contained in a letter to the shareholders of the Company recommending them to accept the Takeover Offer which shall be included in the Offer Document.

4.5.	I shall on the Scheme becoming effective in accordance with its terms (or upon completion of the Takeover Offer, as the case may be), join with the other directors of the Company in appointing any persons nominated by the Offeror to be directors of the Company (and its subsidiaries) and in approving alternate directors nominated by such newly appointed directors.

4.6.

I shall exercise my powers as a director of the Company to procure that the Company has all necessary information and facilities as may be necessary for the preparation and despatch of the Scheme Document (or Offer Document, as the case may be), and other documentation (including, for the avoidance of doubt, press announcements) in connection with the Scheme (or Takeover Offer, as the case may be), all information required in connection with the Scheme (or the Takeover Offer, as the case may be) for the purposes of the Takeover Rules and for the purpose of compliance with the relevant requirements of the Court.

4.7.	I shall take no action nor make any statement which is or may reasonably be expected to be prejudicial to the successful outcome of the Scheme (or the Takeover Offer, as the case may be).

4.8.	I shall use my reasonable endeavours to convene (or participate in convening) such meetings of directors or members of the Company or any class thereof (if so requested by the Offeror acting reasonably) as may be necessary to pass such resolutions as may be necessary to enable the Scheme (or the Takeover Offer, as the case may be) to be implemented.

4.9.	Save as may be required by the Scheme (or the Takeover Offer, as the case may be) or as may be required by the terms of the Option Schemes, I shall use my reasonable endeavours so far as I am reasonably able to procure that the Company shall not allot (except to the extent previously agreed in writing with me by the Offeror) or grant options over any shares in the capital of the Company nor issue any debt or other securities convertible into shares in the capital of the Company or agree to do any of the foregoing.

5.	I recognise and acknowledge that if I should fail to vote in favour of the Scheme and the Resolutions (if the Acquisition is implemented by way of a Scheme) or fail to accept the Takeover Offer (if the Acquisition is implemented by way of a Takeover Offer), in each case in accordance with my obligations above or should otherwise be in breach of any of my obligations under this Deed, damages in the form of a liquidated sum would not be an adequate remedy and that an order for specific performance would be the only adequate remedy for such failure or breach.

6.	I consent to the issue of a press announcement incorporating references to me and to this Deed substantially in the terms of the Draft Press Announcement. I understand and agree that in accordance with Rule 24.3 of the Takeover Rules that particulars of this undertaking may be contained in the Scheme Document (or the Offer Document, as the case may be) and that this undertaking will be available for inspection prior to and for the duration of the Shareholders’ Meeting and the Court Meeting.

7.	I understand that the Takeover Rules require my interests in and dealings in securities in the Company and the Offeror in the past twelve months to be disclosed in the Scheme Document (or the Offer Document, as the case may be) and that, if the Draft Press Announcement is issued, this Deed will be made available for public inspection during the offer period (as defined in the Takeover Rules) and that particulars of it will be contained in the Scheme Document (or the Offer Document, as the case may be), and I warrant that the details of all my interests in and dealings in securities of the Company (including the grant and exercise of options and the Offeror in the twelve months prior to the date hereof contained in the Schedule) are true and accurate and that my interests are correctly described and the registered holders of the securities to which they relate as set out in the Schedule are true and accurate in all respects and that I am not acting in concert with any person for the purposes of Rule 9.1 of the Takeover Rules disregarding for this purpose any person giving an irrevocable undertaking to accept the Offer.

8.	This Deed will cease to have any effect whatsoever:

8.1.	if the Draft Press Announcement is not released by 2000 (Eastern Standard Time) on 15 October 2010 or such later time or date as the Offeror and the Company may in writing agree or the Scheme Document (or the Offer Document, as the case may be) is not posted within the timeframe required by the Takeover Rules or such later time or date as the Offeror and the Company may in writing agree with Panel consent (if required);

8.2.

if prior to 1700 (Eastern Standard Time) on 15 October 2010 an announcement is made pursuant to Rule 2.5 of the Takeover Rules in respect of an offer (which may be effected by a takeover offer or a scheme of arrangement) made by any third party for the entire issued and to be issued share capital of the Company (other than shares already held by such third party or its associates on the date such competing offer is made), and pursuant to the terms of such competing offer, I shall be entitled to receive or elect to receive consideration exceeding the consideration per Committed Share contained in the Definitive Bid (being at least US$6.60 per Trintech ADS);

8.3.	if at any time an announcement is made pursuant to Rule 2.5 of the Takeover Rules in respect of an offer (which may be effected by a takeover offer or a scheme of arrangement) made by a Non-Participating Third Party for the entire issued and to be issued share capital of the Company (other than shares already held by such Non-Participating Third Party or its associates on the date such competing offer is made) on or before the Court Meeting and pursuant to the terms of such Non-Participating Third Party competing offer, I shall be entitled to receive or elect to receive consideration exceeding the consideration per Committed Share contained in the Definitive Bid (being at least US$6.60 per Trintech ADS) and the Offeror does not make a definitive revised offer to the Company within 96 hours of such announcement which would provide equal or superior financial value to the holders of Trintech Shares and Trintech ADS in comparison to the Non-Participating Third Party competing offer;

8.4.	if the Scheme is not implemented or lapses or is withdrawn or the Takeover Offer lapses or is withdrawn and no new, revised or replacement Scheme or Takeover Offer at a price per Trintech ADS equal to or higher than the price per Trintech ADS contained in the Definitive Bid is announced by the Offeror in accordance with the Takeover Rules at the same time or within 96 hours of the lapse or withdrawal;

8.5.	if the Offeror announces, with the consent of any relevant authority (if required) and before the Scheme Document (or Offer Document, as the case may be) is posted, that it does not intend to proceed with the Scheme (or Takeover Offer, as the case may be) and no new, revised or replacement Scheme (or Takeover Offer, as the case may be) at a price per Trintech ADS equal to or higher than the price per Trintech ADS contained in the Definitive Bid is announced by the Offeror in accordance with the Takeover Rules at the same time or within 96 hours of the initial announcement;

8.6.	if the Resolutions are not passed at the Shareholders’ Meeting or the Court Meeting, in circumstances where (i) the Company has complied in all material respects with its obligations pursuant to the Transaction Agreement and (ii) I have complied in all material respects with the terms of this Deed.

9.	I hereby acknowledge that I have not entered into this Deed relying on any statement or representation, whether or not made by the Offeror (or any of its respective directors, officers, employees or agents) and that nothing in this Deed obliges the Offeror to despatch the Scheme Document (or Offer Document, as the case may be) in the event that it is not required to do so under the Takeover Rules or the Transaction Agreement.

10.	Any time, date or period mentioned in this Deed may be extended by agreement between the parties but as regards any time, date or period originally fixed or so extended, time shall be of the essence.

11.	The Offeror may assign all rights and obligations under this Deed to any other company under the same ultimate ownership as the Offeror with my consent, which consent will not be unreasonably withheld.

12.	I agree that this Deed will be governed by and construed in accordance with Irish law and that the Irish courts are to have non-exclusive jurisdiction for all purposes in connection herewith.

IN WITNESS whereof this undertaking has been entered into as a Deed the day and year first herein written.

SCHEDULE

Holdings of, and dealings in, Company securities

1.	Holdings

If held as American Depositary Receipts, please provide details.

No. of ordinary shares in the capital of the Company	Registered owner (name)	Beneficial owner (name)

2.	Dealings since 14 October 2009 in Company securities

Date	Nature of transaction	Number of securities	Price

3.	Options

SIGNED AND DELIVERED as a Deed

by in the presence of:
Signature
Signature of Witness

Occupation of Witness

Address of Witness

Strictly Confidential

October 15, 2010

Board of Directors

Trintech Group plc

Trintech Building

South County Business Park

Leopardstown

Dublin 18

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding American Depositary Shares (ADS) (collectively the “Stockholders”) of Trintech Group plc (the “Company”) of the $6.60 per ADS in cash (the “Merger Consideration”) proposed to be paid to the Stockholders pursuant to the Scheme of Arrangement dated as of October 15, 2010 (the “Transaction Agreement”), by and among the Company and Cerasus II Limited, a newly incorporated indirectly wholly-owned Irish subsidiary (the “Buyer”) of Spectrum Equity Investors (“Spectrum”). Pursuant to the terms of and subject to the conditions set forth in the Transaction Agreement, the share capital of the Company will be sold by the Company to the Buyer (the “Transaction”).

We are familiar with the Company, having provided certain investment banking services to the Company from time to time, including with respect to: (i) a sale advisory assignment in August 2006; and (ii) a sale advisory assignment in March 2010.

In connection with our review of the proposed Transaction and the preparation of our opinion herein, we have examined: (a) the Transaction Agreement and related agreements; (b) certain audited historical financial statements of the Company for the three years ended January 31, 2010; (c) certain unaudited financial statements of the Company for the eight months ended August 31, 2009 and 2010; (d) certain internal business, operating and financial information and forecasts of the Company (the “Forecasts”) prepared by the senior management of the Company; (e) information regarding publicly available financial terms of certain other business combinations we deemed relevant; (f) the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant; (g) current and historical market prices and trading volumes of the ADS of the Company and (h) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. In connection with our engagement, we were requested to approach, and held discussions with, third parties to solicit indications of interest in a possible acquisition of the GRC division of the Company and the shares of the Company.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information provided or publicly available to us or otherwise reviewed or discussed with us for purposes of this opinion including, without limitation, the Forecasts prepared by senior management. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that: (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby and; (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements. We have assumed, with your consent, that the Transaction will be consummated in accordance with the terms of the Arrangement, without waiver, modification or amendment of any material term, condition or agreement and that,

D-1

Board of Directors

Trintech Group plc

October 15, 2010

in the course of obtaining the necessary regulatory or third-party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the Transaction. We express no opinion with respect to the Forecasts and judgments on which they are based. We did not consider and express no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors or employees (or any class of such persons) relative to the compensation to other stockholders. Our opinion herein does not address the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us, as of the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have relied as to all legal matters on advice of counsel to the Company, and have assumed that the Transaction will be consummated on the terms described in the Arrangement, without any waiver of any material terms or conditions by the Company.

William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have acted as the investment banker to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

We are expressing no opinion herein as to the price at which the ADS of the Company will trade at any future time or as to the effect of the Transaction on the trading price of the ADS of the Company. Such trading price may be affected by a number of factors, including but not limited to: (i) dispositions of the ADS of the Company by stockholders within a short period of time after the effective date of the Transaction; (ii) changes in prevailing interest rates and other factors that generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or in its respective target market; (v) any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities; and (vi) timely completion of the Transaction on terms and conditions that are acceptable to all parties at interest.

Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Transaction Agreement. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders of the Company of the Merger Consideration in connection with the Transaction, and we do not address the merits of the underlying decision by the Company to engage in the Transaction and this opinion does not constitute a recommendation to any Stockholder as to how such Stockholder should vote with respect to the proposed Transaction. It is understood that this letter may not be summarized, described, disclosed or furnished to any party or otherwise referred to without our prior written consent, except that the opinion may be included in its entirety in a proxy statement mailed to the stockholders by the Company with respect to the Transaction. This opinion has been reviewed and approved by our Fairness Opinion Committee.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Stockholders.

Very truly yours

WILLIAM BLAIR & COMPANY, L.L.C.

D-2